      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 1999.
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                             JORDAN INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          ILLINOIS                        3678                   36-3598114
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
    of incorporation or        Classification Code Number)  Identification No.)
       organization)
                                ----------------

                             JORDAN INDUSTRIES, INC.
                           Arborlake Centre, Suite 550
                               1751 Lake Cook Road
                            Deerfield, Illinois 60015
                            Telephone: (847) 945-5591
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                                ----------------

                                 WITH A COPY TO:
                                PHILIP J. NIEHOFF
                              MAYER, BROWN & PLATT
                            190 South LaSalle Street
                             Chicago, Illinois 60603
                            Telephone: (312) 701-7843
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                ----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

==================================================================================================================
                                                               PROPOSED           PROPOSED
                                                                MAXIMUM            MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES          AMOUNT        OFFERING PRICE   AGGREGATE OFFERING      AMOUNT OF
            TO BE REGISTERED             TO BE REGISTERED     PER UNIT(1)          PRICE(1)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Series D 10 3/8% Senior Notes due 2007     $155,000,000          96.62%           $149,761,000        $41,634
==================================================================================================================

--------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f).

                                ----------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

================================================================================
                     SUBJECT TO COMPLETION DATED MAY 4, 1999

PROSPECTUS

                             Jordan Industries, Inc.

                                                  [JORDAN INDUSTRIES, INC. LOGO]

                              OFFER TO EXCHANGE ITS

                      10 3/8% SERIES D SENIOR NOTES DUE 2007
                        WHICH HAVE BEEN REGISTERED UNDER
                       THE SECURITIES ACT FOR ANY AND ALL
                     OUTSTANDING 10 3/8% SERIES C SENIOR NOTES
                                    DUE 2007

--------------------------------------------------------------------------------
THE COMPANY:

o We are a diverse company comprised of 30 businesses which are divided into five strategic business units.

o   Jordan Industries, Inc.
    1751 Lake Cook Road
    Deerfield, Illinois 60015
    (847) 945-5591

MATERIAL TERMS OF THE EXCHANGE OFFER:

o   This exchange offer expires at 5:00 p.m., New York City time, on
              , 1999, unless extended.

o Tenders of the series C senior notes may be withdrawn any time before the expiration of the exchange offer.

o   This exchange offer is subject to customary conditions, which we may waive.

o The terms of the series D senior notes to be issued in this exchange offer are identical to the series C senior notes, except for transfer restrictions and registration rights that apply to the series C senior notes.

o There is no existing market for the series D senior notes offered in this exchange offer and we do not intend to apply for their listing on any securities exchange.

Before you tender your series C senior notes, you should consider carefully the "Risk Factors" beginning on page 11 of this prospectus.

THE SERIES D SENIOR NOTES:

o   Maturity: August 1, 2007.

o Interest Payment: semiannually in cash on February 1 and August 1, commencing on August 1, 1999.

o Redemption: the series D senior notes will be redeemable on or after August 1, 2002. Holders of the series D senior notes may also require us to redeem all or part of such holder's series D senior notes upon certain asset sales or changes of control.

o Ranking: the series D senior notes will be general unsecured obligations, junior to secured obligations and all liabilities of our subsidiaries.

                   THE DATE OF THIS PROSPECTUS IS     , 1999

               TABLE OF CONTENTS

                                                PAGE

Prospectus Summary .........................      1
Risk Factors ...............................     11
Forward-Looking Statements .................     20
Use of Proceeds ............................     20
Capitalization .............................     21
Selected Financial Data ....................     22
Management's Discussion and
Analysis of Results of Operations and
  Financial Condition ......................     23
Business ...................................     34
Management .................................     55
Principal Stockholders .....................     58
Certain Transactions .......................     60
1997 Recapitalization and
  Repositioning Plan .......................     66
Description of Certain
  Indebtedness .............................     68
Description of Capital Stock ...............     74
The Exchange Offer .........................     77
Description of the Senior Notes ............     83
Certain United States Federal Income
Tax Considerations .........................    106
Plan of Distribution .......................    108
Where You Can Find More Information ........    109
Legal Matters ..............................    109
Experts ....................................    109
Index to Financial Statements and
  Information ..............................    I-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. We urge you to read this prospectus in its entirety. References to our business and pro forma financial information give effect to transactions described in the Unaudited Pro Forma Financial Information and the related notes, unless the context indicates otherwise. Unless otherwise indicated or the context otherwise requires, as used in this prospectus, "we," "us," "our," "Jordan Industries" or the "Company" means or refers to Jordan Industries, Inc. and its subsidiaries. The term "Restricted Group" includes subsidiaries in the Consumer and Industrial Products group ("Consumer and Industrial Products"), SPL Holdings, Inc. and its subsidiaries ("Specialty Printing and Labeling") and Jordan Specialty Plastics, Inc. and its subsidiaries ("Specialty Plastics"), as well as the parent entity, which maintains no operations. The "Nonrestricted Group" includes Jordan Telecommunication Products, Inc. and its subsidiaries ("Telecommunication Products") and Motors and Gears Holdings, Inc. and its subsidiaries ("Motors and Gears"). Each individual entity that comprises Telecommunication Products and Motors and Gears is a Nonrestricted Subsidiary, as defined in the Indenture, under the Indenture. The Restricted Group is the primary source of cash flow to service the Senior Notes, as our ability to access cash from the Nonrestricted Group is limited.

                                  THE COMPANY

     Jordan Industries was organized to acquire and operate a diverse group of businesses on a decentralized basis, with a corporate staff providing strategic direction and support. We comprise 30 businesses, which are divided into five strategic business units: Consumer and Industrial Products, Specialty Printing and Labeling, Specialty Plastics, Telecommunication Products and Motors and Gears. We believe that our businesses are characterized by leading positions in niche industries, high operating margins, strong management, minimal working capital and capital expenditure requirements, and low sensitivity to technological change and economic cycles.

     Our business strategy is to enhance the growth and profitability of each business unit and to build upon the strengths of those units through product line and other strategic acquisitions. Key elements of this strategy have been the acquisition and growth of related businesses, increased focus on international markets, facilities expansion and the acquisition of complementary product lines. Consistent with this strategy, on March 22, 1999, we acquired the Alma Products division ("Alma Products") of Alma Piston Company. As a result of this acquisition, we significantly increased our presence in the automotive aftermarket industry.

     The operations of the Restricted Group consist of:

     o Consumer and Industrial Products, which represented 54.4% of pro forma net sales of the Restricted Group for the year ended December 31, 1998.

     o Specialty Printing and Labeling, which represented 27.8% of pro forma net sales of the Restricted Group for the year ended December 31, 1998.

     o Specialty Plastics, which represented 17.8% of pro forma net sales of the Restricted Group for the year ended December 31, 1998.

     Consumer and Industrial Products serves several product segments. It is the leading supplier of remanufactured torque converters to the automotive aftermarket industry. Consumer and Industrial Products also (1) publishes and markets Bibles, religious books and audio materials, (2) manufactures hot-formed titanium materials for the aerospace and other industries and (3) manufactures and imports gift items. The companies that comprise Consumer and Industrial Products have provided their customers with products and services for an average of over 40 years.

     Specialty Printing and Labeling manufactures and markets (1) promotional and specialty advertising products for corporate buyers, (2) labels, tapes and printed graphic panel overlays for electronics and other manufacturing companies and (3) printed folding cartons and boxes and other shipping materials. The companies that comprise Specialty Printing and Labeling have provided their customers with products and services for an average of over 40 years.

     Specialty Plastics serves a broad range of wholesale and retail markets within the highly fragmented specialty plastics industry. The group designs, manufactures and sells (1) "take-one" point of purchase brochure, folder and application display holders, (2) modular storage systems ("Tilt-BinsTM"), (3) plastic injection-molded hardware and office supply products, (4) extruded vinyl chairmats, (5) safety reflectors for bicycle and commercial truck manufacturers and (6) colorants to the thermoplastics industry. The companies that comprise Specialty Plastics have provided their customers with products and services for an average of over 35 years.

                         THE ALMA PRODUCTS ACQUISITION

     At the same time as the closing of the offering of the series C senior notes, we acquired Alma Products for a purchase price consisting of $84.1 million in cash and the assumption of $2.1 million in long-term liabilities. Alma Products is comprised of three primary product lines: (1) high quality remanufactured torque converters (approximately 48% of 1998 net sales) used to supply warranty replacements for automatic transmissions originally sold to Ford, Chrysler, John Deere and Caterpillar, (2) remanufactured and new air conditioning compressors (approximately 34% of 1998 net sales) for original equipment manufacturers ("OEMs") including Ford, Chrysler and GM and (3) new and remanufactured clutch and disc assemblies (approximately 18% of 1998 net sales) used in standard transmissions sold primarily to Ford. As a premium remanufacturer of torque converters, Alma Products has earned ISO-9002 status and supplies Ford with 100% and Chrysler with approximately 70% of their remanufactured torque converter requirements. For a more detailed description of Alma Products' business, please read "Business--Consumer and Industrial Products."

     We believe the strategic acquisition of Alma Products complements our existing subsidiary, Dacco, Incorporated ("Dacco"), and will result in significant cost and revenue synergies. Alma Products is a leading remanufacturer to the OEMs and has benefited from the trend among OEMs to reduce warranty costs through the use of remanufactured parts and assemblies. Dacco, on the other hand, has been successful in remanufacturing and marketing torque converters to the independent automotive aftermarket sector, which is not governed by OEM standards. Through the combination of Alma Products and Dacco, we believe we can achieve operating synergies through:

     o Decreasing cost of sales at Dacco by using torque converter cores previously discarded by Alma Products, thereby reducing Dacco's need to purchase these cores in the scrap market.

     o Increasing sales at Dacco by providing access to the large inventory of Alma Products' torque converter cores, since Dacco currently loses significant sales due to inadequate supplies of available cores in the scrap market.

     o Increasing sales of Alma Products' air conditioning compressor products and clutch and disc assemblies through Dacco's nationwide retail store network.

     The following chart depicts our five strategic business units, together with the pro forma net sales of each of the five groups for the year ended December 31, 1998. Pro forma net sales, as set forth below, give effect to the Alma Products acquisition and certain other transactions described in the Unaudited Pro Forma Financial Information and the related notes. The boxes in bold represent the Restricted Group.


                                            [DIAGRAM]

                                      JORDAN INDUSTRIES, INC.

                              ------------------------------------------
                                           RESTRICTED
                                             GROUP          CONSOLIDATED
                                             -----          ------------
                                               (Dollars in millions)

                              NET SALES     $431.9            $1,024.2
                              ------------------------------------------
                                                   |
          ----------------------------------------------------------------------------------
         |                    |                    |                   |                    |
-------------------  -------------------  ------------------- -------------------  -------------------
  Consumer and
   Industrial         Specialty Printing      Specialty        Telecommunication        Motor and
    Products             and Labeling        Plastics (2)         Products (1)           Gears (1)

- Dacco               - Sales Promotion    - Beemak
- Alma Products         Associates           Plastics
- Riverside Book      - Valmark            - Sate-Lite
  and Bible             Industries           Manufacturing
- Parsons             - Pamco Printed      - Deflecto
  Precision Products    Tape and Label     - Rolite Plastics
- Cape Craftsmen      - Seaboard
- Cho-Pat               Folding Box

$234.7 million of     $120.2 million of    $77.0 million of     $296.1 million of   $296.2 million of
Net Sales             Net Sales            Net Sales            Net Sales           Net Sales
-------------------  -------------------  ------------------- -------------------  -------------------

----------
(1) Telecommunication Products and Motors and Gears are Nonrestricted Subsidiaries, as defined in the Indenture, the common stock of which is owned by stockholders and affiliates of Jordan Industries and management of the respective companies. Jordan Industries' ownership in these subsidiaries is solely in the form of JTP junior preferred stock and M&G junior preferred stock. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- General," "Risk Factors--Ability to Service Debt" and "Description of Capital Stock."

(2) Specialty Products is a Restricted Subsidiary, as defined in the Indenture, the common stock of which is owned by stockholders and affiliates of Jordan Industries and management of the respective companies. Jordan Industries' ownership in these subsidiaries is solely in the form of JSP junior preferred stock. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General," "Risk Factors--Ability to Service Debt" and "Description of Capital Stock."

                              RECENT DEVELOPMENTS

     On March 31, 1999, our Dura-Line subsidiary in Telecommunication Products, purchased substantially all of the assets of Integral Corporation. Integral is a manufacturer of high-density polyethylene conduit for the installation and protection of cables used in the electrical telecommunications, and cable television industries. Integral has locations in Dallas, Texas, England and Malaysia.

     The purchase price of $17.0 million, which does not include related transaction costs, has not been allocated at this time. The acquisition was financed with four-month promissory notes for $9.9 million and borrowings from JTP Industries' revolving credit agreement of $7.1 million.

                         SUMMARY OF THE EXCHANGE OFFER


                             THE INITIAL OFFERING

     The currently outstanding series C senior notes were issued on March 22, 1999 in a private placement. We are party to a registration rights agreement with the initial purchasers in that private offering pursuant to which we agreed, among other things, to file a registration statement with respect to the series D senior notes on or before June 20, 1999, to use our best efforts to have the registration statement declared effective on or before August 19, 1999. We must pay liquidated damages to the holders of the series C senior notes if we do not meet these deadlines. For information on the sources and uses of funds in connection with the original offering, you should see the "Use of Proceeds" section of this prospectus.


                              THE EXCHANGE OFFER


The Exchange Offer..........   We are offering to exchange $155,000,000
                               principal amount of 10 3/8% series D senior notes due 2007 which have been registered under the Securities Act of 1933 for $155,000,000 of our outstanding 10 3/8% series C senior notes due
                               2007 which were issued in March 1999.

                               The series D senior notes are substantially identical to the series C senior notes, except that some of the transfer restrictions and registration rights relating to the series C senior notes do not apply to the series D senior notes. You may tender your series C senior notes by following the procedures described in this prospectus under the heading "The Exchange Offer."


Expiration Date.............   The exchange offer will expire at 5:00 p.m.,
                               New York City time, on           , 1999, unless
                               we extend it.


Withdrawal Rights...........   You may withdraw your tender of your notes at
                               any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.


Conditions of the
 Exchange Offer..............  The exchange offer is subject to customary conditions, which we may waive. Please read "The Exchange Offer--Conditions" section of this prospectus for more information regarding conditions of the exchange offer.


Procedures for Tendering
Series C Senior Notes.......   If you are a holder of series C senior notes
                               and wish to accept the exchange offer, you must either:

                               (a) complete, sign and date the accompanying
                                   Letter of Transmittal, or a facsimile
                                   thereof and mail or otherwise deliver the document together with your series C senior notes, to the exchange agent at the address shown under "The Exchange Offer--Exchange Agent;" or

                               (b) arrange for The Depository Trust Company to
                                   transmit the required information to the exchange agent for this exchange offer in connection with a book-entry transfer.

                                   By tendering your series C senior notes in this manner, you will be representing, among other things, that:

                                   o the series D senior notes you acquire in the exchange offer are being acquired in the ordinary course of your business;

                                   o you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the series D senior notes issued to you in the exchange offer; and

                                   o  you are not our "affiliate".


Certain United States Federal
Income Tax Consequences.....   Your exchange of series C senior notes for
                               series D senior notes in the exchange offer will not result in any gain or loss to you for federal income tax purposes. See the "Certain United
                               States Federal Income Tax Consequences" section of this prospectus.


Consequences of Failure
to Exchange.................   Series C senior notes that are not tendered or
                               that are tendered, but not accepted, will be subject to the existing transfer restrictions on the notes after the exchange offer. We will have no further obligation to register the series C senior notes. If you do not participate in the exchange offer, the liquidity of your series C senior notes could be adversely affected.


Procedures for
 Beneficial Owners...........  If you are the beneficial owner of series C senior notes registered in the name of a broker, dealer or other nominee and you wish to tender your notes, you should contact the person in whose name your series C senior notes are registered and promptly instruct the person to tender on your behalf.


Guaranty Delivery
 Procedures..................  If you wish to tender your series C senior notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your series C senior notes according to the guaranteed delivery procedures. See "The Exchange Offer--Guaranteed Delivery Procedures."


Acceptance of Series C Senior
Notes; Delivery of Series D
 Senior Notes................  Subject to certain conditions, we will accept series C senior notes which are properly tendered in the exchange offer and not withdrawn, before 5:00 p.m., New York City time, on the expiration date of the exchange offer. The series D senior notes will be delivered as promptly as practicable following the expiration date.


Use of Proceeds.............   We will receive no proceeds from the exchange
                               offer.


Exchange Agent..............   U.S. Bank Trust National Association is the
                               exchange agent for the exchange offer.


                      SUMMARY OF THE SERIES D SENIOR NOTES


Total Amount of
Securities Offered..........   We will issue $155,000,000 principal amount of
                               10 3/8% series D senior notes due 2007.


Maturity....................   August 1, 2007.


Interest Rate and
 Payment Dates...............  The series D senior notes will bear interest at a rate of 10 3/8% per year. We will pay interest every six months, on August 1 and February 1. The first interest payment will be August 1, 1999.


Optional Redemption.........   On or after August 1, 2002, we may redeem the
                               series D senior notes at the redemption prices listed in "Description of the Senior
                               Notes--Redemption of Senior Notes."


Mandatory Redemption........   If we sell certain assets or experience
                               specific kinds of changes of control, we must offer to repurchase the senior notes at the prices listed in "Description of the Senior
                               Notes--Mandatory Offers to Purchase Senior
                               Notes."


Ranking.....................   The series D senior notes will be senior
                               unsecured obligations of the Company, will rank equal in right of payment with all other senior indebtedness of the Company (including the series
                               B senior notes) and senior to all subordinated indebtedness of the Company (including the Discount Debentures). The series D senior notes will effectively rank junior to any secured indebtedness to the extent of the assets securing that indebtedness, including indebtedness incurred under the Credit Agreement (as defined), and to the indebtedness and claims of creditors of our subsidiaries. See "Description of the Senior Notes--Certain Covenants" and "Description of Certain Indebtedness."


Certain Covenants...........   The Indenture, among other things, restricts
                               our ability to:

                               o pay dividends or make certain other restricted
                                 payments;

                               o borrow money;

                               o sell certain assets or merge with or into other
                                 companies;

                               o enter into transactions with affiliates;

                               o make certain guarantees of indebtedness; and

                               o make certain investments.

                               See "Description of the Senior Notes--Certain Covenants" and "--Mandatory Offers to Purchase Senior Notes--Asset Sales."


Use of Proceeds.............   We will not receive any proceeds from the
                               exchange offer. The net proceeds we received from the sale of the series C senior notes were used to:

                               o acquire Alma Products;

                               o repay existing indebtedness; and

                               o pay fees and expenses incurred in connection
                                 with the Transactions.


                                 RISK FACTORS

     An investment in the series D senior notes involves a high degree of risk. For a discussion of certain matters that should be considered by prospective investors in connection with the exchange offer, please read "Risk Factors."

                            SUMMARY FINANCIAL DATA


     The following table presents summary (1) historical financial data of the Company for the years ended December 31, 1996, 1997 and 1998, (2) pro forma financial data of the Company for the year ended December 31, 1998, (3) pro forma financial data of the Restricted Group for the year ended December 31, 1998 and (4) balance sheet data as of December 31, 1998 on a historical and pro forma basis for the Company and on a pro forma basis for the Restricted Group. The historical financial data of the Company as of and for the years ended December 31, 1996, 1997 and 1998 were derived from the audited consolidated financial statements of the Company. The pro forma data are unaudited, and the pro forma statement of operations and other data give effect to certain transactions as set forth in the Unaudited Pro Forma Financial Information and the related notes included elsewhere in this prospectus as if such transactions had occurred at the beginning of the period. Pro forma balance sheet data give effect to such transactions at the date indicated. The unaudited summary pro forma consolidated financial data do not purport to project the consolidated financial position or the consolidated results of operations of the Company or the Restricted Group for any future period. The Company has acquired a diverse group of operating Companies over the periods presented, which signficantly affects the comparability of the information presented. The financial data set forth below should be read in conjunction with the historical consolidated financial statements of the Company and the related notes, "Selected Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Unaudited Pro Forma Financial Information," all appearing elsewhere in this prospectus.




                                                                                     PRO FORMA
                                         HISTORICAL CONSOLIDATED (1)(2)         CONSOLIDATED (1)(3)          PRO FORMA
                                     ---------------------------------------   ---------------------    RESTRICTED GROUP (4)
                                            YEARS ENDED DECEMBER 31,                 YEAR ENDED              YEAR ENDED
                                     ---------------------------------------   ---------------------   ---------------------
                                         1996          1997          1998        DECEMBER 31, 1998        DECEMBER 31 1998
                                     -----------   -----------   -----------   ---------------------   ---------------------
                                                                      (Dollars  in  thousands)
STATEMENT OF OPERATIONS DATA:
Net sales ........................    $ 601,567     $ 707,112     $ 943,607         $1,024,160               $431,851
Gross profit, excluding
 depreciation ....................      225,822       260,532       342,222            366,145                149,277
Net loss .........................      (55,690)      (45,618)      (31,586)           (31,160)               (16,441)
OTHER FINANCIAL DATA:
Depreciation and amortization.....       30,438        35,321        45,047             49,154                 17,739
Adjusted operating income (5).....       29,367        56,551        91,696            108,210                 36,193
Capital expenditures .............       17,395        14,179        21,477             22,378                  7,085
Interest expense (6) .............       60,339        78,655       105,254            118,752                 46,527
Cash interest expense ............       48,352        60,200        78,450             91,948                 30,585
Ratio of earnings to fixed
 charges (7) .....................           --            --            --                 --                     --

                                                           CONSOLIDATED COMPANY (1)(2)        RESTRICTED GROUP(4)
                                                             AS OF DECEMBER 31, 1998        AS OF DECEMBER 31, 1998
                                                          ------------------------------   ------------------------
                                                           HISTORICAL     PRO FORMA (3)          PRO FORMA (3)
                                                          ------------   ---------------   ------------------------
                                                                           (Dollars in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents .............................       23,008           25,031                8,886
Working capital .......................................      189,065          203,871               91,411
Total assets ..........................................    1,043,888        1,156,364              512,737
Total debt ............................................    1,065,555        1,165,316              442,972
Preferred stock (8) ...................................       25,649           25,649                   --
Stockholders' equity (net capital deficiency) .........     (208,144)        (208,144)              (8,580)

----------
(1) The Company consolidates the results of Telecommunication Products and Motors and Gears and their respective subsidiaries, all of which constitute the Nonrestricted Group, the common stock of which is owned by stockholders and affiliates of the Company and management of the respective companies. The Company's ownership in these subsidiaries is in the form of JTP Junior Preferred Stock and M&G Junior Preferred Stock.

(2) The Company has acquired a diverse group of operating companies over the periods presented, which significantly affects the comparability of the information presented.

(3) The pro forma data reflect the consummation of the Offering and the Alma Products acquisition, as well as all other acquisitions and dispositions completed during the period for purposes of the operating data, assuming such transactions had occurred at the beginning of the period, and for purposes of the balance sheet data, assuming such transactions had occurred at the date indicated. See the Unaudited Pro Forma Financial Information at page P-1.

(4) The Restricted Group consists of Jordan Industries, Inc., Consumer and Industrial Products, Specialty Printing and Labeling and Specialty Plastics. The statement of operations and other data for the Restricted Group give effect to the allocation of corporate overhead.

(5) Adjusted operating income represents operating income excluding the results of Welcome Home, which filed for bankruptcy on January 21, 1997 and is no longer consolidated with the Company.

(6) Does not include amortization of deferred financing fees of $3.0 million, $3.8 million and $4.5 million for the years ended December 31, 1996, 1997 and 1998, respectively, on a historical basis, and $6.1 million for the year ended December 31, 1998 on a pro forma basis for the consolidated Company. Does not include amortization of deferred financing fees of $3.3 million for the year ended December 31, 1998 on a pro forma basis for the Restricted Group.

(7) On a historical basis, earnings were insufficient to cover fixed charges by $47.4 million, $6.2 million and $22.6 million for the years ended December 31, 1996, 1997 and 1998. On a pro forma basis for the Company, earnings were insufficient to cover fixed charges by $22.2 million, and on a pro forma basis for the Restricted Group, earnings were insufficient to cover fixed charges by $13.1 million for the year ended December 31, 1998.

(8) Includes $25.0 million initial liquidation preference of the Senior Preferred Stock of Jordan Telecommunication Products, Inc. and $1.5 million initial liquidation preference of the Senior Preferred Stock of Motor and Gears Holdings, Inc., which preferred stock is owned, in each case, by persons other than the Company.

                                 RISK FACTORS

     An investment in the senior notes involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus.


SUBSTANTIAL LEVERAGE--OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE SENIOR NOTES.

     We have a significant amount of indebtedness. Assuming we had completed the offering of series C senior notes and related transactions as of December 31, 1998, the total consolidated indebtedness, consolidated total assets and stockholders' equity for the Restricted Group as of December 31, 1998 would have been $443.0 million, $512.7 million and $(8.6) million, respectively, while those same financial measures would have been $1,165.3 million, $1,156.4 million and $(208.1) million, respectively, for Jordan Industries and all subsidiaries. Earnings before fixed charges for the Company would have been inadequate to cover fixed charges by $22.2 million for the year ended December 31, 1998.

     Our substantial indebtedness could have important consequences to you. For example, it could:

     o make it more difficult for us to satisfy our obligations with respect to the senior notes;

     o increase our vulnerability to general adverse economic and industry conditions;

     o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

     o limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

     o place us at a competitive disadvantage compared to our competitors that have less debt; and

     o limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.


Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. See "Use of Proceeds," "Capitalization," "Description of the Senior Notes--Certain Covenants" and "Description of Certain Indebtedness--Credit Agreements."


ADDITIONAL BORROWINGS AVAILABLE--DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT.

     We and our subsidiaries may be able to incur substantial additional indebtedness (including secured indebtedness) in the future. The terms of the indenture governing the series D senior notes do not fully prohibit us or our Restricted Group from doing so, and do not in any way prohibit our Nonrestricted Group from doing so. Our Credit Agreement currently permits additional borrowings up to $51.5 million, and all of those borrowings would be effectively senior to the series D senior notes to the extent of the assets securing such additional indebtedness under the Credit Agreement. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. See "Capitalization," "Selected Financial Data," "Description of the Senior Notes--Certain Covenants" and "Description of Certain Indebtedness--Credit Agreements."


ABILITY TO SERVICE DEBT--TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on and to refinance our indebtedness, including the series D senior notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations and anticipated cost savings and operating improvements, we believe that our cash flow from operations, available cash and available borrowings under our Credit Agreement will be adequate to meet our liquidity needs for at least the next 12 months. The Restricted Group is the primary source of cash flow to service the series D senior notes, as our ability to access cash from Telecommunication Products and Motors and Gears is limited. We can access cash flow through loans from Specialty Plastics and repayment of loans made by us to Specialty Plastics. We are able to do this because the Indenture and our other indebtedness do not prohibit intercompany loans within the Restricted Group, however, we cannot assure you that future financings by Specialty Plastics will continue to permit such intercompany loans.

     Our investment in Telecommunication Products and Motors and Gears (which comprise the Nonrestricted Group) and Specialty Plastics (which is part of the Restricted Group) is solely through our ownership of junior preferred stock. As discussed under "Description of Capital Stock," the junior preferred stock is mandatorily redeemable upon certain events and redeemable at the option of each company, in whole or in part, at any time. Following any such redemption, that company would no longer be our subsidiary, and the cash flow generated by that company would no longer be available to us.

     We cannot assure you, however, that our business will generate sufficient cash flow from operations, that we will realize currently anticipated cost savings and operating improvements on schedule or at all or that future borrowings will be available to us under the Credit Agreement in an amount sufficient to enable us to pay our debt, including the series D senior notes, or to fund our other liquidity needs. To the extent that cash flow from operations is insufficient to cover our fixed charges and fund our capital expenditure requirements, we, in order to pay such expenses, may obtain funds from additional borrowings, if permitted, sell a portion of our business or other assets, engage in sale/leaseback transactions, raise additional equity capital and/or acquire other businesses that would provide additional positive cash flow. We cannot assure you as to the availability or accessibility of these or other similar transactions, or that these or other similar transactions could be accomplished on terms favorable to us. We cannot assure you that we will be able to refinance any of our indebtedness, including our Credit Agreement and the series D senior notes, on commercially reasonable terms or at all.


RANKING--YOUR RIGHT TO RECEIVE PAYMENTS ON THE SERIES D SENIOR NOTES IS EFFECTIVELY JUNIOR TO SOME OF OUR EXISTING INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS.

     The series D senior notes effectively rank behind all of our secured indebtedness, to the extent of the assets which secure such indebtedness, and all of the indebtedness of our subsidiaries, including future borrowings under the Credit Agreement. As a result, upon any distribution to our creditors or the creditors of our subsidiaries in a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our subsidiaries or our respective property, the holders of our secured debt and any creditors of our subsidiaries will be entitled to be paid in full in cash before any payment may be made with respect to the series D senior notes.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our subsidiaries or our respective properties, holders of the series D senior notes will participate with trade creditors of the parent company and all other holders of our senior unsecured indebtedness in the assets remaining. In any of these cases, we may not have sufficient funds to pay all of our creditors, and holders of the series D senior notes may receive less, ratably, than the holders of secured debt. At December 31, 1998, on a pro forma basis, the aggregate amount of indebtedness of the Restricted Group would have been approximately $443.0 million, and the aggregate amount of indebtedness of the Nonrestricted Group would have been approximately $722.3 million.


RESTRICTIVE COVENANTS--THE RESTRICTIVE COVENANTS CONTAINED IN OUR CREDIT AGREEMENT, THE INDENTURE AND INDENTURES COVERING OUR OTHER DEBT SECURITIES MAY LIMIT OUR ABILITY TO REPAY THE SERIES D SENIOR NOTES.

     The Credit Agreement contains restrictive covenants and prohibits us and our subsidiaries from prepaying other indebtedness, including the series D senior notes. The Credit Agreement also requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those ratios and tests. A breach of any of these covenants could result in a default under the Credit Agreement, the Indenture and/or indentures with respect to our other debt securities. Upon the occurrence of an event of default under the Credit Agreement, the lenders thereunder could elect to declare all amounts outstanding under the Credit Agreement, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Credit Agreement were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full all of our indebtedness, including the series D senior notes. The indebtedness of JII, Inc., our wholly-owned subsidiary and the borrower under the Credit Agreement, is secured by a pledge of substantially all of the assets of, and is guaranteed by, the Restricted Group. See "Description of Certain Indebtedness--Credit Agreement" and "Description of the Senior Notes."


HOLDERS OF SERIES C SENIOR NOTES THAT FAIL TO EXCHANGE THEIR NOTES MAY BE UNABLE TO RESELL THEIR NOTES.

     We did not register the series C senior notes under the federal or any state securities laws, nor do we intend to register them following the exchange offer. As a result, the series C senior notes may only be transferred in limited circumstances under the securities laws. If the holders of series C senior notes do not exchange their notes in the exchange offer, they lose their right to have the series C senior notes registered under the federal securities laws, subject to certain limitations. As a result, a holder of series C senior notes after the exchange offer may be unable to sell their notes.

     Your series C senior notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

     The series D senior notes will be issued to you in exchange for your Series C senior notes only after timely receipt by the exchange agent of:

     o  your series C senior notes; and

     o  either:

        o a properly completed and executed Letter of Transmittal and all other required documentation; or

        o a book-entry delivery by transmittal of an agent's message through The Depository Trust Company.

     If you want to tender your series C senior notes in exchange for series D senior notes, you should allow sufficient time to ensure timely delivery.

     None of the exchange agent nor the issuer or any of its affiliates are under any duty to give you notification of defects or irregularities with respect to tenders of series C senior notes for exchange. series C senior notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to their existing transfer restrictions. In addition, if you tender your series C senior notes in the exchange offer to participate in a distribution of the series C senior notes, you will be required to comply with the registration and prospectus delivery requirements of the federal securities laws in connection with any resale transaction. For additional information, please refer to "The Exchange Offer" and "Plan of Distribution" sections of this prospectus.


STRUCTURE--OUR HOLDING COMPANY STRUCTURE MAKES US DEPENDENT ON THE EARNINGS OF OUR SUBSIDIARIES AND THE DISTRIBUTIONS OF THOSE EARNINGS IN ORDER TO MEET OUR DEBT SERVICE AND OTHER OBLIGATIONS. THE TERMS OF OUR OTHER INDEBTEDNESS MAY LIMIT OUR ACCESS TO CASH FLOW OF OUR SUBSIDIARIES. IN ADDITION, THE SERIES D SENIOR NOTES ARE NOT GUARANTEED BY OUR SUBSIDIARIES.

     We are structured as a holding company which owns the Restricted Group companies. Our current operations are conducted exclusively through our subsidiaries, and our only significant assets are the capital stock of our subsidiaries. As a holding company, we are dependent on dividends or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations. The series D senior notes will be our obligations exclusively and will not be guaranteed by any of our subsidiaries. Each subsidiary's management is given broad discretion in conducting the day-to-day operations of such subsidiary, and the performance of the subsidiaries is largely dependent upon their individual efforts. Consequently, our cash flow and ability to service our debt, including the series D senior notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by our subsidiaries to us. Furthermore, the terms of our permitted indebtedness and other agreements and those of our Restricted Group may limit the ability of our subsidiaries to pay dividends to us. See "Description of the Senior Notes--Certain Covenants."


CONSEQUENCES OF SUBSIDIARY DECONSOLIDATION--OUR CONSOLIDATION OF TELECOMMUNICATION PRODUCTS, SPECIALTY PLASTICS AND MOTORS AND GEARS FOR FINANCIAL REPORTING PURPOSES MAY NOT CONTINUE IN THE FUTURE. IN ADDITION, OUR CONSOLIDATION OF TELECOMMUNICATION PRODUCTS AND MOTORS AND GEARS FOR TAX PURPOSES MAY NOT CONTINUE IN THE FUTURE, WHICH COULD RESULT IN A SUBSTANTIAL TAX LIABILITY.

     Our ownership interest in Telecommunication Products, Specialty Plastics and Motors and Gears is represented solely by the Telecommunication Products junior preferred stock, the Specialty Plastics cumulative preferred stock and the Motors and Gears cumulative preferred stock, respectively. The common stock of those entities is held by our stockholders and affiliates and management of the respective companies. So long as we hold the JTP junior preferred stock, the JSP junior preferred stock and the M&G junior preferred stock, we expect to continue to consolidate Telecommunication Products, Specialty Plastics and Motors and Gears for financial reporting purposes as our subsidiaries. This financial consolidation and any continuing investment by us in Telecommunication Products, Specialty Plastics or Motors and Gears will be discontinued upon the redemption of the JTP junior preferred stock, the JSP junior preferred stock or the M&G junior preferred stock, as the case may be, or at such time as the JTP junior preferred stock, JSP junior preferred stock or M&G junior preferred stock ceases to represent at least a majority of the voting power and a majority share in the earnings of the relevant company. As long as the junior preferred stock is outstanding, we expect the vote test to be satisfied as to each subsidiary. Until March 31, 2002 for Motors and Gears, August 1, 2002 for Telecommunication Products and March 31, 2003 for Specialty Plastics, when we discontinue our participation in the earnings of the companies, so long as the junior preferred stock of those entities is outstanding, we expect the earnings test to be satisfied as to each subsidiary. The JTP junior preferred stock, the JSP junior preferred stock and the M&G junior preferred stock are each mandatorily redeemable upon certain events and are redeemable at the option of each company, in whole or in part, at any time.


     We also expect to include Telecommunication Products and Motors and Gears in our consolidated group for Federal income tax purposes. This consolidation would be discontinued as to Telecommunication Products or Motors and Gears upon the redemption of the junior preferred stock of each company, as applicable, which could in turn trigger our recognition of substantial income tax liabilities which were deferred in connection with previous recapitalizations. If such deconsolidation had occurred at December 31, 1998, we believe that the amount of taxable income to us resulting from the deconsolidation of Telecommunication Products would have been approximately $110.4 million (or approximately $44.2 million of tax liabilities, assuming a 40% combined Federal, state and local income tax rate), and the amount of taxable income to us resulting from the deconsolidation of Motors and Gears would have been approximately $51.2 million (or approximately $20.5 million of tax liabilities, assuming a 40% combined Federal, state and local income tax rate). We currently expect to offset these tax liabilities arising from deconsolidation by using net loss carry-forwards (approximately $131.6 million at December 31, 1998), and to pay any remaining liability with redemption proceeds from the respective junior preferred stock of each company; however, there can be no assurance that at the time of deconsolidation we would have enough net loss carry-forwards or redemption proceeds from junior preferred stock to offset the tax liabilities. Deconsolidation would also occur with respect to each of these companies if the junior preferred stock issued by such company ceased to represent at least 80% of the voting power and 80% of the stock value of the outstanding junior preferred stock and common stock combined of such company. As long as the junior preferred stock of each company is outstanding, we expect the vote test to be satisfied with respect to such company. The value test depends on the relative values of the junior preferred stock and common stock of each company, as applicable. It is likely that by March 31, 2002 for Motors and Gears and August 1, 2002 for Telecommunication Products the junior preferred stock of each company would cease to represent 80% of the relevant total combined stock value of such company. It is entirely possible, however, that the 80% value test could fail well prior to these dates. In the event that deconsolidation occurs without a redemption of the junior preferred stock, the tax liabilities discussed above would be incurred without us receiving the proceeds of a redemption. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General," "Certain Transactions" and "Description of Capital Stock--Subsidiary Securities."


ACQUISITION AND REORGANIZATION STRATEGIES--WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY IF MARKET CONDITIONS, FINANCING ALTERNATIVES AND OTHER FACTORS ARE NOT CONDUCIVE TO THE STRATEGY.

     Our business strategy is to enhance the growth and profitability of each business unit, and to build upon the strengths of those units through product line and other strategic acquisitions. Key elements of this strategy have been the consolidation and reorganization of acquired businesses, increased focus on international markets, facilities expansion and the acquisition of complementary product lines. When, through such activities, we believe that critical mass is attained in a particular industry segment, the related companies are organized as a discrete business unit.

     We are currently exploring a broad range of alternatives in connection with recapitalizing, refinancing and extending the cash payment obligations and maturities of our indebtedness, which may include selling, financing, recapitalizing, reclassifying, spinning-off or similar transactions involving our subsidiaries and involving third party, Company or affiliate, investors or purchasers. In structuring these transactions, we believe that some of our subsidiaries may strategically and financially benefit from being partly or wholly separated from us on a stand-alone, industry-focused basis. The timing and our determination of whether to proceed with such recapitalization, refinancing, extension or transactions will be subject to a number of considerations, including market conditions, financing alternatives, tax ramifications, acquisition and divestiture strategies and management philosophy and resources. We are also constantly exploring, reviewing, discussing and negotiating acquisition and divestiture opportunities, which may, from time to time, result in understandings, letters of intent or agreements. There can be no assurances as to the timing or our determination or ability to proceed with or close such recapitalization, refinancing, extension, acquisitions, divestitures or transactions. See "Risk Factors--Consequences of Subsidiary Deconsolidation," "1997 Recapitalization and Repositioning Plan," "Certain Transactions" and "Description of Capital Stock--Subsidiary Securities."


FINANCING CHANGE OF CONTROL OFFER--WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

     Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding series D senior notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of series D senior notes or that restrictions in the Credit Agreement will not allow such repurchases. In addition, certain important corporate events, such as a leveraged recapitalization that would increase the level of our indebtedness, would not constitute a "change of control" under the Indenture. See "Description of the Senior Notes--Mandatory Offers to Purchase Senior Notes."

     Prepayment of the series D senior notes pursuant to a change of control event would constitute a default under the Credit Agreement. In the event that a change of control occurs, we will likely be required to refinance the indebtedness outstanding under the Credit Agreement and the series D senior notes. There can be no assurance that we would be able to refinance such indebtedness or, if such refinancing were to occur, that such refinancing would be on terms favorable to us. See "Description of the Senior Notes--Mandatory Offers to Purchase Senior Notes."

     The change of control purchase feature of the series D senior notes may in certain circumstances discourage or make more difficult our sale or takeover and, thus, the removal of incumbent management.


DEPENDENCE ON MANAGEMENT--OUR SUCCESS IS SIGNIFICANTLY TIED TO THE CONTINUED SERVICES OF CERTAIN OF OUR OFFICERS AND OTHER KEY PERSONNEL.

     Our success depends, in part, upon the continued services of Thomas H. Quinn, our president and chief operating officer, and certain other key personnel. Although incentives exist for these individuals to remain with us, the loss of the services of any one of them could have a material adverse effect on our business. We maintain a $5.0 million "key man" insurance policy on Mr. Quinn under which we are the beneficiary. We are also dependent upon John W. Jordan II, our chairman and chief executive officer and one of our principal stockholders, and certain of his affiliates, for strategic planning and advice, the loss of which could have a material adverse effect on our business. See "Management."


PRIVATE OWNERSHIP--OUR STOCK IS LARGELY OWNED BY PRINCIPALS, PARTNERS, OFFICERS, EMPLOYEES AND AFFILIATES OF THE JORDAN COMPANY, AND WE PARTICIPATE IN AFFILIATE TRANSACTIONS WITH JORDAN-RELATED ENTITIES ON A REGULAR BASIS.

     The principals, partners, officers, employees and affiliates of The Jordan Company and their respective family members (collectively, the "Jordan Group") own substantially all of our common stock. Although our Articles of Incorporation provide for cumulative voting of common stock in the election of directors, these stockholders collectively have sufficient votes to elect all of our directors and control our management policy and financing decisions. We have paid and will continue to pay advisory fees to TJC Management Corporation, an affiliate of ours and The Jordan Company, and to pay financial consulting fees to TJC Management Corporation, including financial consulting fees in connection with the Offering. The Jordan Company is not obligated to provide us with any acquisition opportunities, and there may be conflicts of interest in allocating various investment or acquisition opportunities among us, The Jordan Company and the Jordan Group. Further, certain of our subsidiaries have entered into a number of affiliate transactions with us and The Jordan Company, including the TJC Management Consulting Agreement, the Subsidiary Advisory Agreements, the Subsidiary Consulting Agreements, the JI Properties Services Agreement and the Tax Sharing Agreement and certain other agreements and transactions. See "Certain Transactions."


PREFERRED STOCK OWNERSHIP OF CERTAIN SUBSIDIARIES--THE OWNERS OF THE COMMON STOCK OF SOME OF OUR SUBSIDIARIES MAY HAVE INTERESTS THAT CONFLICT WITH OUR OWN.

     Our ownership in Telecommunication Products, Specialty Plastics and Motors and Gears consists of ownership of junior preferred stock. The common stock of Telecommunication Products, Specialty Plastics and Motors and Gears is owned by members of the Jordan Group and other affiliates of the Company and management of the respective companies. As a matter of corporate law, the directors and majority stockholders of Telecommunication Products, Specialty Plastics and Motors and Gears will owe fiduciary and other duties to the minority common stockholders of Telecommunication Products, Specialty Plastics and Motors and Gears, which may conflict with our interests.


ORIGINAL ISSUE DISCOUNT--THE SERIES D SENIOR NOTES WILL HAVE ORIGINAL ISSUE DISCOUNT.

     The series C senior notes were issued with original issue discount for United States federal income tax purposes and thus the series D senior notes will also have original issued discount for United States federal income tax purposes. Please read "Certain United States Federal Income Tax Considerations--Tax Consequences of Issuance at a Discount." Holders of the series D senior notes will be required to include amounts in gross income for United States federal income tax purposes before they receive the cash payments to which the income relates.

     If a bankruptcy case were commenced by or against us under the Bankruptcy Code of 1978 (the "Bankruptcy Code") after the issuance of the series D senior notes, the claim of a holder with respect to the principal amount thereof may be limited to the initial offering price plus that portion of the original issue discount that is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code. Any original issue discount that was not amortized as of the date of any such bankruptcy filing would constitute "unmatured interest."


FRAUDULENT CONVEYANCE MATTERS--FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID CERTAIN OBLIGATIONS AND/OR SUBORDINATE CERTAIN OBLIGATIONS, SUCH AS THE SERIES D SENIOR NOTES, TO OTHER INDEBTEDNESS.

     Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void all or a portion of our obligations under the series D senior notes or subordinate our obligations under the series D senior notes to other existing, and future indebtedness if, among other things, we, at the time we incurred the indebtedness evidenced by the series D senior notes:

     o received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness;

     o  were insolvent or rendered insolvent by reason of such incurrence;

     o were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

     o intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor would be considered insolvent if:

     o the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, or

     o if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

     o  it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, we believe that we will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

FAILURE BY US OR CERTAIN THIRD PARTIES TO BE YEAR 2000 COMPLIANT POSES CERTAIN RISKS

     The inability of business processes to continue to function correctly after the beginning of the Year 2000 could have serious adverse effects on companies and entities throughout the world. Our business operations are also dependent on the Year 2000 readiness of our customers and infrastructure suppliers in areas such as utilities, communications, transportation and other services.

     We commissioned a review of our subsidiaries to determine their Year 2000 readiness. The results of the review indicated that less than half of the subsidiaries surveyed had a formal Year 2000 readiness plan or contingency plan for mission critical inventory items and business partners who may have Year 2000 issues. As a result of the review, we developed a Year 2000 plan for us and our subsidiaries. We cannot assure you that our Year 2000 plan will be effective, that our estimates about the timing and cost of completing our plan will be accurate or that our third party suppliers will timely resolve any or all Year 2000 problems with their systems. Any failure of the third party suppliers or us to timely resolve Year 2000 issues could result in a material disruption of our business. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. Please read "Management's Discussion and Analysis of Results of Operations and Financial Condition--Year 2000."

WE FACE ENVIRONMENTAL REGULATION OF OUR REAL ESTATE AND OPERATIONS

     Our businesses are subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous substances and wastes, remediation of contamination associated with releases of hazardous substances at our facilities and at off-site disposal locations, and worker health and safety. These regulations are complex, change frequently and have tended to become more stringent over time.

     Based on our experience to date, we believe that the future cost of compliance with existing environmental regulations and the future cost of necessary investigation or remediation of contamination will not have a material adverse effect on our business, financial conditions and results of operations. Nevertheless, future events, such as discovery of unknown contamination, compliance with more stringent regulations, or more vigorous enforcement policies by regulatory agencies or stricter or different interpretations of existing regulations could require us to make material expenditures. Please read "Business--Environmental Regulations."


INTERNATIONAL OPERATIONS--THERE ARE NUMEROUS RISKS ASSOCIATED WITH CONDUCTING OPERATIONS IN INTERNATIONAL MARKETS.

     Our subsidiaries manufacture and assemble products at numerous facilities, some of which are outside the United States. Although we have not experienced significant problems conducting operations in these areas, changes in local economic or political conditions could impact our manufacturing, assembly and distribution capabilities and have a material adverse effect on our business, financial condition and results of operations. Additional risks inherent in our international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, changes in local economic or political conditions, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In 1998, the Restricted Group derived less than 1% of its pro forma net sales from customers outside the United States; however, the Company as a whole derived approximately 12% of its pro forma net sales from customers outside the United States in 1998. We intend to continue to expand our operations outside the United States and to enter additional international markets.

     Most of our international sales are currently denominated in foreign currencies. Decreases in the value of foreign currencies relative to the U.S. dollar could result in losses from foreign currency translations. We do not currently hedge our foreign exchange exposure. With respect to our sales that are U.S. dollar-denominated, decreases in the value of foreign currencies relative to the U.S. dollar could make our products less price competitive.


COMPETITION--OUR SUBSIDIARIES OPERATE IN HIGHLY COMPETITIVE BUSINESS SECTORS AND COMPETE WITH MANY LARGER AND BETTER CAPITALIZED COMPANIES.

     Generally, our subsidiaries are subject to competition from a substantial number of national, international and regional competitors, many of which have greater financial, manufacturing, engineering and other resources than our subsidiaries. Many of these competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although we believe that our subsidiaries have certain advantages over their competitors, realizing and maintaining such advantages will require continued investment by our subsidiaries in manufacturing, research and development, quality standards, marketing and customer service and support. There can be no assurance that our subsidiaries will have sufficient resources to continue to make such investments or that they will be successful in maintaining such advantages. Failure to make such investments or to maintain such advantages could have a material adverse effect on our business, financial condition and results of operations. Except for SILICORE polymer pipe products, certain cable television components and fiber optic connector technology in Telecommunication Products, our subsidiaries' products are generally not protected by any proprietary rights such as patents.

PRICE FLUCTUATIONS OF RAW MATERIALS--AN INCREASE IN THE PRICE OF RAW MATERIALS COULD ADVERSELY AFFECT OUR SUBSIDIARIES.


     Our subsidiaries purchase most of the raw materials for their products on the open market, and our subsidiaries' sales may be affected by changes in the market price of such raw materials. We do not generally engage in commodity hedging transactions for raw materials. Although our subsidiaries have generally been able to pass on increases in the price of raw materials to their customers, there have been delays in the subsidiaries' ability to pass on such increases in the past and there can be no assurance that they will be able to do so in the future on a timely basis or at all. The results of operations for our subsidiary, Dura-Line, have in the past been affected by fluctuations in the price of its primary raw material, high density polyethylene. Other subsidiaries have been affected by the fluctuations in the prices of copper and paper. Additionally, significant increases in the price of our subsidiaries' products due to increases in the cost of raw materials could have a negative effect on demand for their respective products and a material adverse effect on our business, financial condition and results of operations.


NO PRIOR MARKET FOR THE SERIES D SENIOR NOTES--YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE SERIES D SENIOR NOTES.


     The series D senior notes are being offered to holders of the series C senior notes. The series C senior notes were issued to a small number of institutional investors and the series C senior notes are eligible for trading in the Private Offering, Resale and Trading through Automated Linkage (PORTAL) Market, the National Association of Securities Dealers' screenbased, automated market for trading of securities eligible for resale under Rule 144A. The series D senior notes are new securities for which there currently is not market. We have been informed by the Initial Purchasers that they intend to make a market in the series D senior notes. However, the Initial Purchasers may cease their market-making at any time. In addition, the liquidity of the trading market in the series D senior notes, and the market price quoted for the series D senior notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the series D senior notes. Depending on prevailing interest rates, the market for similar securities and other factors, including our financial condition, the series D senior notes may trade at a discount from their principal amount.

                          FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements are statements, other than statements of historical facts, that address activities, events or developments that we expect or anticipate will or may occur in the future, including such items as business strategy and measures to implement strategy, competitive strengths, goals, growth of our business and operations, plans and references to future success.

     Forward-looking statements also include any other statements that include words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions.

     Forward-looking statements are based on certain assumptions and analyses we have made in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among others, the following:

     o  general economic and capital market conditions;

     o  the cyclical nature of our business;

     o  foreign currency movements;

     o  our access to credit and our customers' access to credit;

     o  political uncertainty and civil unrest in various areas of the world;

     o  pricing;

     o  product initiatives and other actions taken by competitors;

     o  disruptions in production capacity;

     o  excess inventory levels;

     o the effect of changes in laws and regulations (including government subsidies and international trade regulations);

     o  changes in environmental laws; and

     o  employee relations.


     All of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we have anticipated will be realized. Even if the results and developments in our forward-looking statements are substantially realized, there is no assurance that they will have the expected consequences to or effects on us or our business or operations.


                                USE OF PROCEEDS


     We will not receive any cash proceeds from the issuance of the series D senior notes. The net proceeds from the sale of the series C senior notes were approximately $149.8 million. We used these net proceeds to

     (1) acquire Alma Products for approximately $84.1 million,

     (2) repay approximately $52.0 million in existing indebtedness and

     (3) pay approximately $13.7 million in fees and expenses incurred in connection with the offering of the series C senior notes and the related transactions.

                                CAPITALIZATION


     The following table sets forth the (1) historical consolidated capitalization of the Company as of December 31, 1998 and (2) (a) the pro forma consolidated capitalization of the Company as of December 31, 1998 and (b) the pro forma consolidated capitalization of the Restricted Group as of December 31, 1998, both after giving effect to the offering of the series C senior notes and certain other transactions as set forth in the Unaudited Pro Forma Financial Information and the related notes. The table should be read in conjunction with the historical consolidated financial statements of the Company and related notes and the Unaudited Pro Forma Financial Information of the Company and related notes included elsewhere in this prospectus. See "Use of Proceeds," "Selected Financial Data," "Description of Certain Indebtedness" and "Unaudited Pro Forma Financial Information."



                                                                          AS OF DECEMBER 31, 1998
                                                                -------------------------------------------
                                                                                        PRO FORMA
                                                                               ----------------------------
                                                                                CONSOLIDATED     RESTRICTED
                                                                   ACTUAL          COMPANY         GROUP
                                                                ------------   --------------   -----------
                                                                           (Dollars in millions)
Cash and cash equivalents ...................................    $    23.0       $    25.0       $    8.9
                                                                 =========       =========       ========
Current portion of long-term obligations ....................    $     6.1       $     6.1       $    1.8
Long-term obligations (less current portion):
 Credit Agreements (1):
  Credit Agreement ..........................................    $    50.0       $      --       $     --
  JTP Credit Agreement ......................................         73.0            73.0             --
  M&G Credit Agreement ......................................         41.0            41.0             --
 Debt Securities (2):
  Series C senior notes .....................................           --           149.8          149.8
  Series B senior notes .....................................        120.0           120.0          120.0
  Discount Debentures (3) ...................................        147.7           147.7          147.7
  Telecommunication Products senior notes ...................        188.7           188.7             --
  Telecommunication Products discount
   debentures (3) ...........................................        100.1           100.1             --
  Motors and Gears senior notes .............................        274.0           274.0             --
 Seller promissory notes (4) ................................         33.3            33.3           15.4
 Capital leases and other debt (5) ..........................         31.6            31.6            8.3
                                                                 ---------       ---------       --------
 Total long-term debt (less current portion) ................      1,059.4         1,159.2          441.2
Redeemable preferred stock (6):
 Telecommunication Products senior
  preferred stock ...........................................         23.9            23.9             --
 Motors and Gears senior preferred stock ....................          1.7             1.7             --
                                                                 ---------       ---------       --------
   Total redeemable senior preferred stock ..................         25.6            25.6             --
Total shareholders' equity (net capital deficiency) .........       (208.1)         (208.1)        (  8.6)
                                                                 ---------       ---------       --------
    Total capitalization ....................................    $   876.9       $   976.7       $  432.6
                                                                 =========       =========       ========

----------
(1)   For additional information, see "Description of Certain
      Indebtedness--Credit Agreements."

(2)   For additional information, see "Description of Certain Indebtedness."

(3)   The amounts shown represent accreted value at the date shown.

(4)   For additional information, see "Description of Certain
      Indebtedness--Seller Promissory Notes."

(5)   For additional information, see "Description of Certain
      Indebtedness--Capital Leases."

(6) For additional information, see "Description of Capital Stock--Subsidiary Securities."

                            SELECTED FINANCIAL DATA


     The following table presents summary historical financial data of the Company as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998. The historical financial data of the Company as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 were derived from the audited consolidated financial statements of the Company. The financial data set forth below should be read in conjunction with the historical consolidated financial statements of the Company and the related notes, "Selected Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Unaudited Pro Forma Financial Information," all appearing elsewhere in this prospectus.



                                                                                   CONSOLIDATED
                                                        -------------------------------------------------------------------
                                                                             YEARS ENDED DECEMBER 31,
                                                        -------------------------------------------------------------------
                                                            1994          1995          1996          1997          1998
                                                        -----------   -----------   -----------   -----------   -----------
                                                                              (Dollars in thousands)
STATEMENT OF OPERATIONS DATA: (1)
Net sales ...........................................    $424,391      $ 507,311     $ 601,567     $ 707,112     $ 943,607
Cost of sales, excluding depreciation ...............     262,730        320,653       375,745       446,580       601,385
Gross profit, excluding depreciation ................     161,661        186,658       225,822       260,532       342,222
Selling, general and administrative
 expenses, excluding depreciation ...................      97,428        121,371       150,951       148,921       193,426
Depreciation and amortization .......................      19,099         21,684        30,438        35,321        45,047
Operating income ....................................      42,944         32,360        13,392        55,444        91,696
Interest expense ....................................      40,887         46,974        63,340        82,455       109,705
Interest (income) ...................................      (1,471)        (2,841)       (2,538)       (2,713)       (2,178)
(Loss) income before income taxes, minority interest,
 extraordinary items and equity in investee .........      27,689        (11,773)      (47,410)       (6,173)      (22,550)
(Loss) income before extraordinary items ............      23,741         (7,470)      (51,884)      (14,260)      (31,407)

OTHER FINANCIAL DATA: (1)
Adjusted operating income (2) .......................    $ 35,868      $  42,426     $  29,367     $  56,551     $  91,696
Capital expenditures ................................      12,112         15,276        17,395        14,179        21,477
Ratio of earnings to fixed
 charges (3) ........................................         1.6x            --            --            --            --


                                                                           CONSOLIDATED
                                             ------------------------------------------------------------------------
                                                                        AS OF DECEMBER 31,
                                             ------------------------------------------------------------------------
                                                 1994          1995           1996            1997           1998
                                             -----------   -----------   -------------   -------------   ------------
                                                                      (Dollars in thousands)
BALANCE SHEET DATA: (1)
Cash and cash equivalents ................    $  56,386     $  41,253     $   32,797      $   52,500      $   23,008
Working capital ..........................      123,395       115,387        123,479         176,508         189,065
Total assets .............................      398,474       532,384        681,885         930,231       1,043,888
Total debt ...............................      382,862       525,395        696,688         931,418       1,065,555
Preferred stock ..........................        1,875         1,875          1,875          21,835          25,649
Shareholders' equity (net capital
  deficiency) ............................      (68,742)      (76,354)      (130,281)       (175,285)       (208,144)

----------
(1) We have acquired a diverse group of operating companies over the periods presented, which significantly affects the comparability of the information presented. Please read "Management's Discussion and Analysis of Results of Operations and Financial Condition." Results shown include both the Restricted Group and the Nonrestricted Group.

(2) Adjusted operating income represents operating income excluding the results of Welcome Home, which is no longer consolidated with the Company.

(3) On a historical basis, earnings were insufficient to cover fixed charges by $11.8 million, $47.4 million, $6.2 million, and $22.6 million for the years ended December 31, 1995, 1996, 1997 and 1998.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


GENERAL

     Jordan Industries was organized to acquire and operate a diverse group of businesses on a decentralized basis, with a corporate staff providing strategic direction and support. We comprise 30 businesses, which are divided into five strategic business units: Consumer and Industrial Products, Specialty Printing and Labeling, Specialty Plastics, Telecommunication Products and Motors and Gears. We believe that our businesses are characterized by leading positions in niche industries, high operating margins, strong management, minimal working capital and capital expenditure requirements, and low sensitivity to technological change and economic cycles. For the year ended December 31, 1998, we generated combined pro forma net sales of $1,024.2 million.

     Our business strategy is to enhance the growth and profitability of each business group, and to build upon the strengths of those groups through product line and other strategic acquisitions. Key elements of this strategy have been the acquisition and growth of related businesses, increased focus on international markets, facilities expansion and the acquisition of complementary product lines. When, through such activities, we believe that critical mass is attained in a particular industry segment, the related companies are organized as a discreet business group. For example, we acquired Imperial in 1988 and made a series of complementary acquisitions, which resulted in the formation of Motors and Gears, a leading domestic manufacturer of electric motors, gears and motion control systems. Similarly, we acquired Dura-Line in 1985, and expanded its presence in the telecommunications industry through 11 complementary acquisitions. The organization of these companies as Telecommunication Products created a leading global supplier of products and equipment serving the telecommunications industry. We acquired Alma Products in order to expand our presence in the automotive aftermarket industry.

     Through the implementation of this strategy, we have demonstrated significant and consistent growth in net sales. We generated consolidated net sales of $943.6 million for the year ended December 31, 1998 as compared to $358.6 million for the year ended December 31, 1993, representing a compound annual growth rate of 21.3%.

     Our subsidiaries are operated and managed on a decentralized basis. As a result, our net sales and gross profit generally equal the sum of the financial results generated by our subsidiaries. Our general and administrative expense equals the administrative expense generated at each of our subsidiaries plus corporate overhead. The purpose of the corporate administrative staff is to provide strategic, financial and business support, which has enhanced the ability of our subsidiaries to grow beyond their historical means.

     The results of each of our strategic business units are consolidated into our financial results. Consumer and Industrial Products, Specialty Printing and Labeling and Specialty Plastics, together with the parent company which maintains no operations, comprise the Restricted Group. Telecommunication Products and Motor and Gears comprise the Nonrestricted Group. The common stock of Telecommunication Products, Motors and Gears and Specialty Plastics is owned by stockholders and affiliates of Jordan Industries and management of the respective companies. Our ownership in these subsidiaries is in the form of JTP junior preferred stock, M&G junior preferred stock and JSP junior preferred stock. See "Risk Factors--Consequences of Subsidiary Deconsolidation," "Certain Transactions" and "Description of Capital Stock--Subsidiary Securities."


RESULTS OF OPERATIONS

     Summarized below are the historical net sales, operating income (loss) and operating margin (deficit) for each of our business groups for the fiscal years ended December 31, 1996, 1997 and 1998. This discussion should be read in conjunction with the historical consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                  1996        1997(2)          1998
                                              -----------   -----------   -------------
                                                       (Dollars in thousands)
NET SALES (1):
 Consumer and Industrial Products .........    $ 140,842     $155,593       $ 166,018
 Specialty Printing and Labeling ..........      109,587      119,346         120,160
 Specialty Plastics .......................       20,120       24,038          71,568
 Telecommunication Products ...............      131,592      257,010         310,028
 Motors and Gears .........................      117,571      148,669         275,833
 Welcome Home .............................       81,855        2,456              --
                                               ---------     --------       ---------
  Total ...................................    $ 601,567     $707,112       $ 943,607
                                               =========     ========       =========
OPERATING INCOME (LOSS) (1)(3):
 Consumer and Industrial Products .........    $  13,222     $ 16,012       $  17,105
 Specialty Printing and Labeling ..........        5,540        8,540           8,259
 Specialty Plastics .......................         (592)       2,490           4,654
 Telecommunication Products ...............       13,828       13,258          30,791
 Motors and Gears .........................       23,229       27,684          42,324
                                               ---------     --------       ---------
 Adjusted operating income ................       55,227       67,984         103,133
 Welcome Home .............................      (15,975)      (1,107)             --
                                               ---------     --------       ---------
  Total ...................................    $  39,252     $ 66,877       $ 103,133
                                               =========     ========       =========

OPERATING MARGIN (DEFICIT):
 Consumer and Industrial Products .........          9.4%        10.3%           10.3%
 Specialty Printing and Labeling ..........          5.1          7.2             6.9
 Specialty Plastics .......................         (2.9)        10.4             6.5
 Telecommunication Products ...............         10.5          5.2             9.9
 Motors and Gears .........................         19.8         18.6            15.3
 Welcome Home .............................        (19.5)       (45.1)             --
 Combined .................................          6.5          9.5            10.9

----------
(1) In 1998, Sate-Lite and Beemak were reclassified from Consumer and Industrial Products to Speciality Plastics. Prior period results were restated to reflect the reclassification in order to provide accurate comparisons between periods.

(2) Incudes the results of Welcome Home for the period from January 1, 1997 to January 21, 1997, the date of its Chapter 11 filing. See Note 3 to the Company's financial statements.

(3) Before corporate overhead of $11,437 and $11,433, for the years ended December 31, 1998 and 1997, respectively. The Telecommunication Products operating income includes expense of $15,871 related to compensation agreements in 1997. The operating income for the year ended December 31, 1996 is before corporate overhead of $17,500, the write-off of $4,488 in notes receivable resulting from the Cape Craftsmen acquisition and the charge of $3,872 for a compensation agreement. Telecommunication Products' operating income includes the AIM and Cambridge SARA expense of $3,411 for the year ended December 31, 1996.



YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Consolidated Operating Results. Net sales increased $236.5 or 33.5% and operating income increased $36.3 million or 65.4%. The increase in sales was primarily due to the 1998 acquisitions of Deflecto and Rolite Plastics in Specialty Plastics, Advanced DC Motors in Motors and Gears, and K&S Sheet Metal in Telecommunication Products. Sales also increased due to a full year of sales from the following companies which were acquired in 1997: Arnon-Caine in Specialty Plastics, Fir, Electrical Design and Control, and Motion Control in Motors and Gears, Telephone Services, LoDan, and Engineered Endeavors in Telecommunication Products, and Cho-Pat in Consumer and Industrial Products. In addition, sales increased due to higher sales of advertising specialty products and calendars at Sales Promotion Associates, increased sales of membrane switches at Valmark, higher sales of warning triangles and colorants at Sate-Lite, higher sales of sub-fractional motors at Merkle-Korff, increased sales of fractional/integral motors at Imperial, higher sales of books at Riverside, and increased sales of wooden furniture at Cape Craftsmen. Partially offsetting these increases were decreased sales of shielding devices at Valmark, lower sales of folding boxes at Seaboard, decreased sales of plastic injection-molded products at Beemak, lower sales of gears and gearboxes at Gear, and lower sales of aircraft parts at Parsons. In addition, sales decreased due to the divestiture in 1998 of Diversified in Telecommunication Products and the divestitures in 1997 of Hudson and Paw Print in Consumer and Industrial Products.

     Operating income increased primarily due to the 1998 acquisitions, a full year of operations at the companies acquired in 1997, more favorable pricing at Valmark, decreased corporate expenses in Specialty Printing and Labeling, a reduction in stock appreciation rights as the Dura-Line stock appreciation rights was expensed in 1997, and increased sales of higher gross margin product at Cape Craftsmen. Partially offsetting these increases were decreased operating income due to the addition of salespeople to promote the advertising specialty segment at Sales Promotion Associates, increased operating expenses related to the expansion of Sate-Lite manufacturing into China, higher depreciation and amortization related to the 1998 and 1997 acquisitions, and initial expenses incurred to combine the manufacturing and sales and marketing functions of the Connector companies. In addition, the divestitures of Diversified, Hudson, and Paw Print reduced operating income. Operating margin increased 1.9%, from 7.8% in 1997 to 9.7% in 1998 due to the reasons mentioned above.

     Interest expense increased $27.3 million or 33.1% due to our refinancing in July 1997, the tack-on bond offering at Motors and Gears in December 1997, and higher outstanding revolver balances in 1998 due to financing of the 1998 acquisitions.

     Consumer and Industrial Products. As of December 31, 1998, Consumer and Industrial Products consisted of Dacco, Riverside, Parsons, Cape Craftsmen, Cho-Pat and Dura-Line Retube.

     Net sales increased $10.4 million or 6.7% and operating income increased $1.1 million or 6.8%. Net sales increased primarily due to increased sales of rebuilt converters at Dacco, $4.2 million, higher sales of Bibles, books, videos, music and gifts at Riverside, $0.5 million, $3.9 million, $0.9 million, $0.9 million and $0.4 million, respectively, increased sales of wooden furniture and other accessories at Cape Craftsmen, $9.7 million, higher sales of orthopedic supports and other pain-reducing devices at Cho-Pat, $1.1 million, and increased sales of plastic pipe at Dura-Line Retube, $3.4 million. Partially offsetting these increases were decreased sales of audio tapes at Riverside, $0.5 million, lower sales of aircraft parts at Parsons, $1.9 million, and decreased sales at Hudson and Paw Print, $6.7 million and $5.5 million, respectively, due to the divestitures of those companies in May and July 1997. Sales increased at Dacco due to additional market share and the addition of eight retail stores in 1998, and sales increased at Cape Craftsmen due to management's success at broadening Cape Craftsmen's customer base. Cho-Pat, which was purchased in September 1997, contributed sales of $0.4 million in 1997 compared to sales of $1.5 million in 1998.

     Operating income increased due to higher operating income at Dacco, Parsons, Cape Craftsmen, Cho-Pat, and Dura-Line Retube, $1.5 million, $0.3 million, $2.5 million, $0.2 million, and $0.3 million, respectively. Partially offsetting these increases was decreased operating income at Hudson and Paw Print, $2.2 million and $1.5 million, respectively, due to the divestitures of those companies, as mentioned above. The increased operating income at Cape Craftsmen was due to increased sales of higher gross margin product, primarily wooden furniture, the increased operating income at Cho-Pat was due to the acquisition of the company in September 1997, and decreased operating income at Parsons was due to the lower absorption of fixed overhead due to lower sales of aircraft parts. Operating margin remained consistent with 1997.

     Specialty Printing & Labeling. As of December 31, 1998, Specialty Printing and Labeling consisted of Sales Promotion Associates, Valmark, Pamco, and Seaboard.

     Net sales increased $0.8 million or 0.7% and operating income decreased $0.3 million or 3.3%. Sales increased primarily due to higher sales of advertising specialty products and calendars at Sales

Promotion Associates, $1.5 million and $0.2 million, respectively, increased sales of graphic panel overlays and membrane switches at Valmark, $1.3 million, and higher sales of labels at Pamco, $0.4 million. Partially offsetting these increases were lower sales of school annuals at Sales Promotion Associates, $0.2 million, decreased sales of labels and shielding devices at Valmark, $0.6 million and $1.0 million, respectively, and lower sales of folding boxes at Seaboard, $0.8 million. The increased advertising specialty sales at Sales Promotion Associates were due to management's focus on the higher growth corporate program business, while decreased sales of shielding devices at Valmark reflect a major customer's decision to reduce production of laptop computers that require the shields.

     Operating income decreased due to lower operating income at Sales Promotion Associates, Pamco, and Seaboard, $0.1 million, $0.3 million, and $0.7 million, respectively. Partially offsetting these decreases was increased operating income at Valmark, $0.5 million, and decreased corporate expenses, $0.3 million. The decreased operating income at Sales Promotion Associates was due to the hiring of additional salespeople to focus on continued growth in the corporate program advertising specialty segment, and the lower operating income at Seaboard was due to pricing pressure in the packaging industry. The improved operating income at Valmark is due to Valmark negotiating more favorable pricing with customers, while the decreased corporate expenses are due to lower bank fees as bank debt was repaid in 1997. Operating margin remained consistent with 1997.

     Specialty Plastics. As of December 31, 1998, Specialty Plastics consisted on Sate-Lite, Beemak, Deflecto and Rolite.

     Net sales increased $47.5 million of 197.7% and operating income increased $2.2 million or 86.9%. Net sales increased primarily due to the acquisition of Deflecto and Rolite in February 1998. Deflecto contributed sales in 1998 of $45.2 million while Rolite contributed sales of $3.2 million. In addition, sales of warning triangles and colorants increased at Sate-Lite, $0.2 million and $0.3 million, respectively. Partially offsetting these increases were lower sales of bike reflectors and custom molded products at Sate-Lite, $0.2 million and $0.4 million, respectively, and decreased sales of molded and fabricated product at Beemak, $0.6 million and $0.2 million, respectively.

     Operating income increased primarily due to the acquisition of Deflecto and Rolite, as discussed above. These companies contributed operating income in 1998 of $5.3 million and $0.6 million, respectively. Partially offsetting these increases was lower operating income at Sate-Lite and Beemak, $2.0 million and $1.5 million, respectively. In addition, corporate overhead of $0.2 million was incurred in 1998 related to the formation of Specialty Plastics. Operating income decreased at Sate-Lite due to operating expenses incurred related to the expansion of manufacturing operations into China and operating income at Beemak decreased due to lower absorption of fixed operating expenses at a lower sales level, as well as additional costs associated with Beemak's expansion into a larger facility. Operating margin decreased 3.9%, from 10.4% in 1997 to 6.5% in 1998, due to the reasons mentioned above.

     Telecommunication Products. As of December 31, 1998, Telecommunication Products consisted of Dura-Line, Electronic Connectors and Components, Viewsonics, Bond Technologies, K & S Sheet Metal, Northern Technologies, LoDan, Engineered Endeavors and Telephone Services. Due to the similarity of many of the Telecommunication Products subsidiaries' product lines, management evaluates, oversees and manages the companies based on three product group segments: Infrastructure Products and Equipment which includes Dura-Line, Viewsoncis, Northern Technologies and Engineered Endeavors; Electronic Connectors and Components; and Custom Cable Assemblies and Specialty Wire and Cable which includes Bond Technologies, K & S Sheet Metal, LoDan and Telephone Services.

     Net sales increased $53.0 million or 20.6% and operating income increased $17.5 million or 132.2%. The increase in sales was due to the 1998 acquisition of K&S Sheet Metal and the 1997 acquisitions of Telephone Services, LoDan, and Engineered Endeavors. These companies contributed net sales in 1998 of $12.0 million, $45.7 million, $28.8 million, and $17.3 million, respectively, compared to net sales in 1997 of $4.4 million, $14.7 million, and $7.5 million for Telephone Services,

LoDan, and Engineered Endeavors, respectively. Partially offsetting these increases were decreased sales at Diversified Wire & Cable of $15.2 million due to the divestiture of that company in July 1998. In addition, sales decreased due to a slowdown of business at Bond Technologies and in the Connectors group.


     Operating income increased primarily due to a $15.9 million stock appreciation rights expense incurred in April 1997 related to our acquisition of Dura-Line in 1988. Excluding the effects of the stock appreciation rights expense, operating income in 1998 increased $5.3 million or 18.2%. This increase was due to the acquisition of K&S Sheet Metal in 1998 and Telephone Services and LoDan in 1997, as mentioned above. These companies contributed operating income in 1998 of $2.8 million, $7.5 million, and $3.1 million, respectively, compared to operating income in 1997 of $0.1 million and $1.0 million for Telephone Services and LoDan, respectively. Partially offsetting these increases was decreased operating income at Diversified Wire & Cable, $0.8 million, due to the sale of that company in 1998. Operating income also decreased in the Connectors group due to the initial costs incurred of centralizing manufacturing, sales and marketing, and headquarters at Johnson Components' facility in Minnesota. In addition, corporate expenses increased due to a full year of overhead in 1998 compared to five months in 1997, as Telecommunication Products was formed in August 1997.

     Operating margin increased 4.7%, from 5.2% in 1997 to 9.9.% in 1998, primarily due to the reduction of stock appreciation rights expense in 1998. Excluding stock appreciation rights expense, operating margin would have been 11.3% in 1997. The decrease in operating margin excluding stock appreciation rights expense is due to the reasons mentioned above.

     Motors and Gears. As of December 31, 1998, Motors and Gears consisted of Imperial, Gear, Merkle-Korff, Fir, Electrical Design and Control, Motion Control, and Advanced DC Motors. Effective January 1997, Barber-Colman became a fully integrated division of Merkle-Korff. Motors and Gears operates in three separate business segments; sub-fractional motors, fractional/integral motors, and controls. Motors and Gears entered the controls business segment through the acquisitions of Electrical Design and Control and Motion Control during 1997.

     Net sales increased $127.2 million or 85.5% and operating income increased $14.6 million or 52.9%. The increase in net sales was primarily due to the 1998 acquisition of Advanced DC Motors and the 1997 acquisitions of Fir, Electrical Design and Control, and Motion Control. These companies contributed net sales in 1998 of $27.2 million, $42.1 million, $10.3 million, and $51.3 million, respectively, compared to net sales in 1997 of $14.8 million, $1.8 million, and $1.2 million for Fir, Electrical Design and Control, and Motion Control, respectively. Sales of sub-fractional motors increased 13.0% in 1998 due to continued strength in the vending and appliance markets and sales of fractional/integral motors increased 6.6% in 1998 (excluding acquisitions) reflecting market share gains in the floor care market and stronger sales in the elevator market. Partially offsetting these increases, were decreased sales of gears and gearboxes, 8.4%, due to a weaker floor care market after stronger than expected sales in 1997.

     Operating income increased primarily due to the increased sales discussed above. Advanced DC Motors, Fir, and Motion Control contributed operating income in 1998 of $5.2 million, $5.9 million, and $6.9 million, respectively, compared to operating income in 1997 of $1.6 million and $0.1 million for Fir and Motion Control, respectively. Partially offsetting these increases were additional selling, general, and administrative expenses as well as higher depreciation and amortization arising from the 1998 and 1997 acquisitions. Operating margin decreased 3.3%, from 18.6% in 1997 to 15.3% in 1998, due to these additional operating expenses.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Consolidated Operating Results. Net sales increased $105.5 million or 17.6%, and operating income increased $42.1 million or 314.0%. The increase was primarily due to the 1997 acquisitions of Cho-Pat in Consumer and Industrial Products; Arnon-Caine in Specialty Plastics; Northern Technologies, LoDan, Engineered Endeavors and Telephone Services in Telecommunication Products; and Fir, Electrical Design and Control and Motion Control in Motors and Gears. Sales also increased from the benefit of a full year of sales at Cape Craftsmen in Consumer and Industrial Products; Seaboard in Specialty Printing and Labeling; Johnson Components, Diversified Wire and Cable, Viewsonics, Vitelec and Bond Technologies in Telecommunication Products; and Barber-Colman in Motors and Gears. In addition, sales increased due to increased sales of titanium aircraft parts at Parsons, higher sales of advertising specialty products at Sales Promotion Associates, increased sales of cable conduit at Dura-Line, increased sales of subfractional motors at Merkle-Korff and higher sales of planetary gears at Gear. Partially offsetting these increases were lower sales of shielding devices at Valmark, decreased sales of fractional/integral motors at Imperial and Scott, and lower sales at Welcome Home due to its deconsolidation from our financial statements.

     Operating income increased primarily due to the 1997 acquisitions, a full year of operations at the companies acquired in 1996, higher gross profit at Parsons, lower medical and commissions expenses at Sales Promotion Associates, increased gross profit at Sate-Lite from sales of custom molded products, and lower compensation expenses at Aim Electronics, as its stock appreciation rights were expensed in 1996. In addition, operating income increased due to the deconsolidation of Welcome Home. Partially offsetting these increases were lower sales and slightly higher material prices at Dacco, decreased operating income at Hudson due to the divestiture of that company in May 1997, decreased gross profit at Pamco stemming from lower sales of custom labels, higher operating expenses at Dura-Line stemming from the stock appreciation rights expense, decreased gross profit at Fir and increased operating expenses attributed to the Motors and Gears' acquisitions. Consolidated operating margin increased 5.6%, from 2.2% in 1996 to 7.8% in 1997, due to the above factors.

     Interest expense increased $19.1 million or 30.2% primarily due to the increase in long-term debt stemming from our refinancing in July 1997.

     Consumer and Industrial Products. As of December 31, 1997, Consumer and Industrial Products consisted of Dacco, Riverside, Parsons, Cape Craftsmen, Cho-Pat and Dura-Line Retube.

     Net sales increased $14.8 million or 10.5%. The increase in net sales was partially due to the acquisitions of Cape Craftsmen in July 1996, Paw Print in November 1996 and Cho-Pat in September 1997. These companies contributed net sales of $12.8 million, $5.5 million and $0.4 million, respectively, in 1997 compared to net sales in 1996 of $1.3 million for Cape Craftsmen and $1.6 million for Paw Print. Further contributing to the rise in 1997 net sales were increased sales of soft parts and scrap at Dacco, $0.6 million and $0.2 million, respectively, higher sales of Bibles, books, audio tapes, and music products at Riverside, $0.9 million, $1.4 million, $1.0 million and $0.8 million respectively, increased sales of aircraft parts at Parsons, $7.6 million, and higher sales of plastic pipe at Dura-Line Retube, $0.2 million. Partially offsetting these increases were decreased sales of rebuilt converters at Dacco, $1.8 million, lower contract distribution sales at Riverside, $3.1 million, and lower sales at Hudson, $8.8 million, due to the sale of that Company. The sales increases were primarily due to the increased focus on sales of soft parts through an expanded line of retail stores at Dacco, the resolution of computer system problems at Riverside which negatively impacted the fourth quarter of 1996 and strong sales of aircraft parts to Boeing at Parsons. The decrease in net sales of rebuilt converters at Dacco was primarily due to good weather in the Northeastern United States, while the lower sales to contract distribution customers at Riverside were due to less focus on the lower margin contract distribution business and more focus on the higher margin publishing and distribution business.

     Operating income increased $2.4 million or 13.7%. The increase in operating income was partially due to the acquisitions of Cape Craftsmen and Paw Print. These companies contributed $0.4 million and $1.6 million, respectively, in 1997, compared to operating income in 1996 of ($0.2) million for Cape Craftsmen. In addition, the increase was due to higher operating income at: Riverside, $0.6 million, and Parsons, $2.8 million. These increases were partially offset by decreased operating income at Dacco of $2.1 million and Hudson of $1.1 million, due to the divestiture of Hudson. The increase in operating income was primarily due to improved product mix at Riverside and increased gross profit at Parsons due to higher sales of titanium hot formed products. The offsetting decrease to operating income at Dacco was primarily due to lower sales and slightly higher material prices. Operating margin increased to 13.0% in 1997 from 12.7% in 1996, due to the reasons mentioned above.

     Specialty Printing and Labeling. As of December 31, 1997, Specialty Printing and Labeling consisted of Sales Promotion Associates, Valmark, Pamco and Seaboard.

     Net sales increased $9.8 million or 8.9%. Sales increased due to higher sales of advertising specialty products at Sales Promotion Associates, $2.2 million, increased sales of rollstock and membrane switches at Valmark, $1.0 million and $0.6 million, respectively, higher sales of labels at Pamco, $0.3 million, and increased sales of folding boxes at Seaboard, $7.3 million, due to the acquisition of Seaboard in May 1996. Partially offsetting these increases were decreased sales of calendars and school annuals at Sales Promotion Associates, $0.1 million and $0.2 million, respectively, and lower sales of shielding devices at Valmark, $1.3 million.

     Operating income increased $3.0 million or 41.7%. Operating income increased due to higher operating income at Sales Promotion Associates, $0.6 million, increased operating income at Valmark, $0.1 million, and higher operating income at Seaboard, $2.6 million. Partially offsetting these increases was decreased operating income at Pamco, $0.3 million. The higher operating income at Sales Promotion Associates was due to lower selling, general and administrative costs, primarily medical insurance and commissions, while the increase at Valmark was due to higher sales and lower operating costs. The decrease in operating income at Pamco was attributed to lower gross profit stemming from decreased sales of custom-made labels. Operating margin increased 1.9%, from 6.5% in 1996 to 8.4% in 1997, primarily due to higher sales and lower operating costs as discussed above.

     Specialty Plastics. As of December 31, 1997, Specialty Plastics consisted of Sate-Lite and Beemak.

     Net sales increased $3.9 million or 19.5%. The increase in net sales was partially due to the acquisition of Arnon-Caine by Beemak in January 1997. Arnon-Caine contributed net sales of $3.9 million in 1997. Further contributing to the increase in 1997 net sales were increased sales of bicycle reflectors and custom molded products at Sate-Lite, $0.5 million and $0.2 million, respectively. Partially offsetting these increases were decreased sales of plastic injection molded products at Beemak, $0.7 million. The increase in bicycle reflector sales at Sate-Lite was primarily due to the extension of sales of bicycle reflectors into Asian markets.

     Operating income increased $3.1 million or 2,939.6%. The increase in operating income was partially due to the acquisition of Arnon-Caine which contributed operating income of $1.4 million in 1997. In addition, operating income increased at Sate-Lite and Beemak (excluding Arnon-Caine), $1.1 million and $0.6 million, respectively. The increase in operating income was primarily due to higher gross profit at Sate-Lite stemming from increased sales of custom molded products and decreased operating expenses at Beemak due to a focused cost cutting program.

     Operating margin increased to 13.4% in 1997 from 0.5% in 1996 due to the reasons mentioned above.

     Telecommunication Products. As of December 31, 1997, Telecommunication Products consisted of Dura-Line, Aim Electronics, Cambridge, Johnson Components, Diversified Wire and Cable, Viewsonics, Vitelec, Bond Technologies, Northern Technologies, LoDan, Engineered Endeavors and Telephone Services. Due to the similarity of many of the Telecommunication Products subsidiaries' product lines, we evaluate, oversee and manage the companies based on three product group segments: Infrastructure Products and Equipment which includes Dura-Line, Viewsonics, Northern Technologies and Engineered Endeavors; Electronic Connectors and Components which includes Aim Electronics, Cambridge, Johnson Components and Vitelec; and Custom Cable Assemblies and Specialty Wire and Cable which includes Bond Technologies, Diversified Wire and Cable, LoDan and Telephone Services.

     Net sales increased $125.4 million or 95.3% and operating income increased $4.9 million or 36.1%. The increase in net sales was primarily due to the acquisitions of Johnson Components, Diversified Wire and Cable, Viewsonics, Vitelec and Bond Technologies in 1996 and Northern, LoDan, Engineered Endeavors and Telephone Services in 1997. These companies contributed net sales of $19.8 million, $31.3 million, $12.4 million, $5.4 million, $21.8 million, $23.3 million, $14.7 million,

$7.5 million and $4.4 million, respectively, in 1997 compared to net sales in 1996 of $16.9 million for Johnson Components, $13.9 million for Diversified Wire and Cable, $5.1 million for Viewsonics, $2.4 million for Vitelec and $3.6 million for Bond Technologies. In addition, net sales increased $26.7 million due to higher sales of infrastructure products and equipment, particularly cable conduit. This increase was primarily due to higher international sales resulting from the addition of new manufacturing facilities in Mexico and China.

     Operating income increased primarily due to the acquisitions discussed above. These companies contributed operating income in 1997 of $3.6 million, $1.4 million, $3.7 million, $1.0 million, $2.7 million, $4.3 million, $1.1 million, $1.0 million and $0.1 million, respectively, compared to operating income in 1996 of $2.9 million for Johnson Components, $0.7 million for Diversified Wire and Cable, $0.5 million for Vitelec and $0.3 million for Bond Technologies. In addition, operating income at Aim Electronics increased $4.1 million due to stock appreciation rights expense of $5.2 million in 1996. Operating income at Aim Electronics, excluding stock appreciation rights expense, decreased $1.1 million in 1997 primarily due to lower domestic sales and gross profit. In addition, operating income at Dura-Line decreased $13.7 million due to stock appreciation rights expense of $15.9 million in 1997 related to the acquisition of Dura-Line in 1988. Operating income at Dura-Line, excluding stock appreciation rights, increased $2.2 million in 1997 primarily due to higher sales of cable conduit in Europe, particularly in the Czech Republic.

     Operating margin decreased 3.2%, from 10.3% in 1996 to 7.1% in 1997. Excluding the stock appreciation rights expenses, operating margins would have decreased 0.9%, from 14.2% in 1996 to 13.3% in 1997. The decrease in operating margin was primarily due to international market development costs in 1997 not incurred in 1996 and lower operating margins at Aim Electronics.

     Motors and Gears. As of December 31, 1997, Motors and Gears consisted of Imperial, Scott, Gear, Merkle-Korff, Fir, Electrical Design and Control and Motion Control. Effective January 1997, Barber-Colman became a fully integrated division of Merkle-Korff. Motors and Gears operates in two separate business segments: electric motors ("motors") and electronic motion control systems ("controls"). Motors and Gears entered the controls business segment through the acquisitions of Electrical Design and Control and Motion Control during 1997.

     Net sales increased $31.1 million or 26.5% and operating income increased $4.9 million or 18.7%. Sales increased partially due to the acquisitions of Fir in June 1997, Electrical Design and Control in October 1997 and Motion Control in December 1997. These companies contributed $14.8 million, $1.8 million and $1.2 million, respectively, in 1997, or 57.2% of the total increase in net sales. In addition, net sales increased due to an 18.3% increase in sales of subfractional motors at Merkle-Korff and a 24.0% increase in sales of planetary gears at Gear. Partially offsetting these increases was a 6.6% decrease in sales of fractional/integral motors at Imperial and Scott The sales increases were primarily due to strong sales of subfractional motors in the vending and appliance markets and strong sales of planetary gears in the floor care market. The decrease in net sales of fractional/integral motors was primarily due to strong sales in the first half of 1996 resulting from the unusually high backlog of orders accumulated in the fourth quarter of 1995.

     The increase in operating income was primarily due to the increase in sales of subfractional motors and planetary gears as discussed above. Partially offsetting these increases were slightly decreased gross margins in the fractional/integral motors group due to Fir operating at slightly lower gross margins than the rest of the group, and increased operating expenses attributed to the acquisitions of Barber-Colman in 1996, and Fir, Electrical Design and Control and Motion Control in 1997. Operating margin decreased 1.4% from 22.3% in 1996 to 20.9% in 1997, due to the decreased gross margins and increased operating expenses discussed above.

     Welcome Home. Net sales decreased $79.4 million or 97.0%, while the operating loss increased $14.9 million or 93.1%. These fluctuations are the direct result of Welcome Home's Chapter 11 bankruptcy filing on January 21, 1997. As a result of the filing, we no longer have the ability to control the operations and financial affairs of Welcome Home. Accordingly, the results of operations of Welcome Home from January 21, 1997 to December 31, 1997, are not included in the consolidated results of the Company. Since January 21, 1997, we have accounted for our investment in Welcome Home under the equity method of accounting. Please read Note 3 to the Company's Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

     We had approximately $189.1 million in working capital at December 31, 1998, compared to $176.5 million at the end of 1997, representing an increase of $12.6 million or 7.1%. This increase was due to increased net trade receivables, higher inventory, and other current assets. The increase in working capital can also be attributed to lower accrued expenses and a lower current portion of long term debt. Partially offsetting these increases in working capital were increased accounts payable balances.

     We have acquired businesses through leveraged buyouts and, as a result, have significant debt in relation to total capitalization. See "Business." Most of this acquisition debt was initially financed through the issuance of bonds which were subsequently refinanced in 1997. See Note 5 to the Consolidated Financial Statements.

     In connection with each acquisition of a subsidiary, the subsidiary enters into intercompany notes, and intercompany management and tax sharing agreements, which permit each subsidiary, including the majority-owned subsidiaries, substantial flexibility in moving funds from each subsidiary to us.

     We expect continued growth in net sales and operating income in 1999. Capital spending levels in 1999 are anticipated to be consistent with 1998 levels and operating margins and operating cash flow are expected to be favorably impacted by ongoing cost reduction programs, improved efficiencies and sales growth. We believe that our cash on hand and anticipated funds from operations will be sufficient to cover our working capital, capital expenditures, debt service requirements and other fixed charges obligations for at least the next 12 months.

     None of the subsidiaries require significant amounts of capital spending to sustain their current operations or to achieve projected growth.

     Net cash provided by operating activities for the year ended December 31, 1998 was $29.4 million compared to $17.5 million provided by operating activities during 1997. The increase is primarily attributed to increased operating income resulting from the Company's recent acquisitions and is partially offset by increases in working capital requirements. Net cash provided by operating activities for the year ended December 31, 1997 was $17.5 million, compared to $23.1 million provided by operating activities during 1996. The decrease was attributed to increases in accounts receivable and inventories due to revenue growth and was partially offset by increases in accounts payable and accrued expenses.

     Net cash used in investing activities for the year ended December 31, 1998 was $140.5 million compared to $180.6 million used in investing activities during 1997. The decrease is due primarily to a reduction in both the number of acquisitions and the aggregate purchase price of these acquisitions in 1998. Partially offsetting these decreases are higher capital expenditures in 1998 as well as a new investment in an affiliate. Net cash used in investing activities for the year ended December 31, 1997 was $180.6 million, compared to $167.2 million used in investing activities during 1996. Increased acquisition of subsidiaries was partially offset by net proceeds from sale of subsidiaries, redemption of investment in affiliate, decreased capital expenditures, and decreased notes receivable from affiliate.

     Net cash provided by financing activities for the year ended December 31, 1998 was $79.1 million compared to $184.7 million provided by financing activities during 1997. The decrease is primarily due to debt issuances from the Company, Motors and Gears Inc., and Jordan Telecommunication Products, Inc. and the Jordan Telecommunication Products, Inc. preferred stock issuance which were completed in 1997. Net cash provided by financing activities for the year ended December 31, 1997 was $184.7 million, compared to $136.0 million provided by financing activities during 1996. Proceeds from the Jordan Industries, Motors and Gears and Telecommunication Products debt issuances and the Telecommunication Products preferred stock issuance were partially offset by the increase in repayment of long-term debt and lower borrowings under revolving credit facilities.

     On March 22, 1999, we issued $155.0 million of series C senior notes due 2007. The net proceeds of $149.8 million from the note issuance were used to purchase Alma Products for approximately $84.1 million, pay approximately $13.7 million in fees and expenses and repay approximately $52.0 million of outstanding borrowings on our revolving line of credit. At March 31, 1999, we had approximataely $65.0 million of available borrowings under our revolving line of credit agreement.


IMPACT OF INFLATION

     General inflation has had only a minor effect on our operations and our internal and external sources for liquidity and working capital, as we have been able to increase prices to reflect cost increases, and expect to be able to do so in the future.


YEAR 2000

     We have assembled an internal project team that is addressing the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the Year 2000. The project team has developed and is in the process of implementing a three-step plan intended to result in our operations continuing with minimal interruption through the Year 2000.

     For purposes of this discussion, "Year 2000 compatible" means that the computer hardware, software or device in question will function in 2000 without modification or adjustment or will function in 2000 with a one-time manual adjustment. However, there can be no assurance that any such Year 2000 compatible hardware, software or device will function properly when interacting with any Year 2000 noncompatible hardware, software or device.

     Process Overview. The first step in our plan is to inventory all of our computer hardware and software and all of our devices having embedded computer technology. The Year 2000 project team is focusing on five areas: (i) business systems; (ii) production (e.g., desktop computers); (iii) financial management (e.g., banking software, postage equipment and time clocks); (iv) facilities (e.g., heating and air conditioning systems, elevators, telephones, and fire and security systems); and (v) significant vendors and customers.

     In the second step, the project team is determining whether each inventoried system, device, customer or vendor is Year 2000 compatible. In the third step, those that are not compatible will be upgraded or replaced.

     Business Systems. Our subsidiaries are in the process of assessing whether their business systems are Year 2000 compatible and what remediation may be required to make them compatible where they are not.

     Production, Financial Management and Facilities. Once they have been inventoried, each device and each piece of hardware and non-business system software (a "Non-System Item") that can be tested by us is being tested for Year 2000 compatibility. In the case of any Non-System Items that cannot be tested, the vendor is being asked for a certification regarding compatibility. Each Non-System Item that is noncompatible will be either upgraded or replaced. Approximately 20% of the Non-System Items that have been inventoried to date have been tested or certified by the vendor. We expect substantially all of our Non-System Items will have been tested or certified and upgraded or replaced by the end of the third quarter of 1999.

     Customers and Vendors. The project team is contacting each of our significant customers and vendors and requesting that they apprise us of the status of their Year 2000 compliance programs. We have targeted the end of the first quarter of 1999 as the date for receiving substantially all customer and vendor responses, although minimal responses have been received to date. There can be no assurance as to when this process will be completed.

     Costs. The total cost associated with us becoming Year 2000 compatible is not expected to be material to our financial position. We have a preliminary estimate of the cost to upgrade or replace

Non-System Items, and we expect to develop a more definitive estimate once the inventory has been completed and the testing/certification process is further advanced.


     Risks. The failure to correct a material Year 2000 problem could result in an interruption in or failure of certain normal business activities or operations. Such failures could have a material adverse effect on us. Due to the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of Year 2000 compliance by our significant customers and vendors, we are unable to determine at this time whether the consequences of Year 2000 noncompliance will have a material adverse effect on us, although our Year 2000 project is expected to significantly reduce that uncertainty.


     We believe that the areas that present the greatest risk to us are (i) disruption of our business due to Year 2000 incompatibility of one of our critical business systems and (ii) disruption of the business of certain of our significant customers and venders due to their noncompliance. At this time, we believe that all of our business systems will be Year 2000 compatible before the end of 1999. Whether disruption of a customer's or vendor's business due to noncompliance will have a material adverse effect on us will depend on several factors including the nature and duration of the disruption, the significance of the customer or vendor and, in the case of vendors, the availability of alternate sources for the vendor's products.


     We are in the process of developing a contingency plan to address material Year 2000 noncompliance issues and expect to have the plan completed before the end of 1999.

                                   BUSINESS

     Jordan Industries was organized to acquire and operate a diverse group of businesses on a decentralized basis, with a corporate staff providing strategic direction and support. We comprise 30 businesses which are divided into five strategic business units:

     o  Consumer and Industrial Products;
     o  Specialty Printing and Labeling;
     o  Specialty Plastics;
     o  Telecommunication Products; and
     o  Motors and Gears.

We believe that our businesses are characterized by leading positions in niche industries, high operating margins, strong management, minimal working capital and capital expenditure requirements and low sensitivity to technological change and economic cycles.

     Our business strategy is to enhance the growth and profitability of each business unit and to build upon the strengths of those units through product line and other strategic acquisitions. Key elements of this strategy have been the acquisition and growth of related businesses, increased focus on international markets, facilities expansion and the acquisition of complementary product lines. Consistent with this strategy, we purchased Alma Products on March 22, 1999. As a result, we significantly increased our presence in the automotive aftermarket industry.

     Through the implementation of this strategy, we have demonstrated significant and consistent growth in net sales. We have generated combined pro forma net sales of $1,024.2 million for the year ended December 31, 1998 as compared to historical net sales of $358.6 million for the year ended December 31, 1993, representing a pro forma compound annual growth rate of 23.4%.

     The following chart depicts the operating subsidiaries which comprise our five strategic business units, together with the pro forma net sales for each of the five groups for the year ended December 31, 1998. Pro forma net sales, as set forth below, give effect to the Alma Products acquisition and certain other transactions described in the Unaudited Pro Forma Financial Information and the related notes. The boxes in bold represent the Restricted Group.

                                                       [DIAGRAM]

                                                JORDAN INDUSTRIES, INC.
                                                -----------------------

                            ------------------------------------------------------------
                                                  RESTRICTED
                                                    GROUP                CONSOLIDATED
                                                    -----                ------------
                                                       (DOLLARS IN MILLIONS)
                            NET SALES              $431.9                  $1,024.2
                            ------------------------------------------------------------
                                                          |
           -----------------------------------------------------------------------------------------------
          |                      |                        |                       |                       |
----------------------  ----------------------  ----------------------  ----------------------  ----------------------
  Consumer and                                        Specialty           Telecommunication           Motors and
   Industrial           Specialty Printing             Plastics                Products                 Gears
    Products              and Labeling
                                                - Beemak                - Dura-Line             - Merkle-Korff
- Dacco                 - Sales Promotion         Plastics              - Viewsonics            - Imperial
- Alma Products           Associates            - Sate-Lite             - Northern                Electric
- Riverside Book        - Valmark Industries      Manufacturing           Technologies          - Gear
  and Bible             - Pamco Printed         - Deflecto              - Engineered              Research
- Parsons                 Tape and Label        - Rolite Plastics         Endeavors             - Fir Elettro-
  Precision             - Seaboard                                      - Electronic              meccanica
  Products                Folding Box                                     Connectors and        - Advanced DC
- Cape Craftsmen                                                          Components              Motors
- Cho-Pat                                                               - Bond Technologies     - Motion
                                                                        - K&S Sheet Metal         Control
                                                                        - LoDan                   Engineering
                                                                        - Telephone             - Electrical Design
                                                                          Services, Inc.          and Control

$234.7 million of       $120.2 million of       $77.0 million of        $296.1 million of       $296.2 million of
Net Sales               Net Sales               Net Sales               Net Sales               Net Sales
----------------------  ----------------------  ----------------------  ----------------------  ----------------------

CONSUMER AND INDUSTRIAL PRODUCTS

     Consumer and Industrial Products serves several product segments. It is the leading supplier of remanufactured torque converters to the automotive aftermarket industry. With the purchase of Alma Products, we expect to significantly expand our presence in this industry. Consumer and Industrial Products also (1) publishes and markets Bibles, religious books and audio materials, (2) manufactures hot-formed titanium parts for the aerospace and other industries and (3) manufactures and imports gift items. The companies that are part of Consumer and Industrial Products have provided their customers with products and services for an average of over 40 years. For the year ended December 31, 1998, Consumer and Industrial Products generated combined pro forma net sales of $234.7 million. Each of the Consumer and Industrial Products subsidiaries is discussed below.

     Dacco, Incorporated. Dacco is a producer of remanufactured torque converters, as well as transmission sub-systems and other related products used by transmission repair shops. Dacco was founded in 1965 and acquired by Jordan Industries in 1988. Dacco's net sales for the year ended December 31, 1998 were $65.4 million.

     Approximately 75% of Dacco's products are classified as "hard" products, which primarily consist of torque converters and hydraulic pumps that have been rebuilt or remanufactured by Dacco. The torque converter, which replaces a clutch in an automatic transmission, transfers power from the engine to the drive shaft. The hydraulic pump supplies oil to all the systems in the transmission.

     Dacco's primary supply of used torque converters comes from its customers. As a part of each sale, Dacco recovers the used torque converter which is being replaced with its remanufactured converter. Dacco also purchases used torque converters from automobile salvage companies. With the acquisition of Alma Products, Dacco will have access to a substantial amount of used torque converters that Alma Products is not able to use. Dacco purchases other hard parts, such as clutch plates and fly wheels, from outside suppliers.

     Approximately 25% of Dacco's products are classified as "soft" products, such as sealing rings, bushings, washers, filter kits and rubber components. Dacco purchases approximately 11,000 soft products from a number of vendors, which Dacco resells in a broad variety of packages, configurations and kits.

     Dacco's customers are automotive transmission parts distributors and transmission repair shops and mechanics. Dacco has 50 independent sales representatives who accounted for approximately 57% of its 1998 net sales. These sales representatives sell nationwide to independent warehouse distributors and transmission repair shops. Dacco also owns and operates 35 distribution centers which sell directly to transmission shops. Dacco distribution centers average 4,000 square feet, cover a 50 to 100-mile selling radius and sell approximately 41% hard products and 59% soft products. No single customer accounted for more than 2% of Dacco's net sales in 1998.

     The domestic market for Dacco's hard products is fragmented and its competitors primarily consist of a number of small regional and local rebuilders. Dacco believes that it competes effectively against these rebuilders by offering a broader product line, quality products, and lower prices, all of which are made possible by its size and economies of operation. However, the market for soft products is highly competitive and several of the competitors such as TranStar Industries and Aftermarket Technology Corporation are larger than Dacco. Dacco competes in the soft products market on the basis of its low prices due to volume buying, its growing distribution network and its ability to offer one-step procurement of a broad variety of both hard and soft products.

     Alma Products Company. Founded in 1944, Alma Products uses a combination of remanufacturing and new production to produce torque converters, approximately 48% of 1998 sales, air conditioning compressors, approximately 34% of 1998 sales, and clutch and disc assemblies, approximately 18% of 1998 sales, for major automotive and equipment OEMs such as Ford, Chrysler, GM, John Deere, Caterpillar, and Case, as well as numerous other direct aftermarket customers. Jordan Industries acquired Alma Products on March 22, 1999. For the year ended December 31, 1998, Alma Products had pro forma net sales of $73.6 million.

     Alma Products manufactures its products to customer specifications, and its engineering department works closely with the customer's engineers to ensure that specifications are met. Torque converters are remanufactured and sold to major automotive OEMs such as Ford and Chrysler, typically for warranty replacement. Alma Products does not sell torque converters in the independent aftermarket, which is the primary market for Dacco's torque converters. Air conditioning compressors are both remanufactured and produced new for the automotive aftermarket. Alma Products' compressors are sold to the service arms of major automotive manufacturers, such as Ford, Chrysler, GM, John Deere, and Caterpillar. Alma Products supplies the majority of the compressors purchased by these customers in the aftermarket. Clutch and disc assemblies are both remanufactured and produced new and are sold primarily to repackagers who then resell the products to automotive parts distributors. Alma Products has long-term contracts with several customers, and has developed strong relationships with all of its major customers. Alma Products was selected by Ford to remanufacture, distribute, and fully merchandise Ford's first two Ford Quality Renewal programs for torque converters and clutch and disc assemblies. The use of Alma Products' remanufactured Ford Quality Renewal products in new vehicle warranty repair is indicative of Alma Products' engineering, manufacturing, and quality expertise. Approximately 47% of Alma Products' 1998 sales were to Ford and approximately 17% were to Chrysler.

     Alma Products' market is somewhat captive in that any supplier selling to the major automotive and equipment OEMs must adhere to the same quality standards with which Alma Products complies. Alma Products' primary competitors in the torque converter market are Dynamic and Aftermarket Technologies, while Four Seasons is the primary competitor in the air conditioning compressor market. Alma Products competes based on quality, price, and customer service.

     We expect that our acquisition of Alma Products will build on our presence in the automotive aftermarket industry. Further, through the combination of Alma Products and Dacco, we believe that we can achieve operating synergies through:

     o Decreasing cost of sales at Dacco by using torque converter cores previously discarded by Alma Products, thereby reducing Dacco's need to purchase these cores in the scrap market.

     o Increasing sales at Dacco by providing access to the large inventory of Alma Products torque converter cores, since Dacco currently loses significant sales due to inadequate supplies of available cores in the scrap market.

     o Increasing sales of Alma Products' air conditioning compressor products and clutch and disc assemblies through Dacco's nationwide retail store network.

     Riverside Book and Bible. Riverside is a publisher of Bibles and a distributor of Bibles, religious books and music recordings. Riverside was founded in 1943 and acquired by Jordan Industries in 1988. Approximately 75% of Riverside's business consists of products published by other companies. Riverside sells world-wide to more than 12,000 wholesale, religious and trade book store customers, using an in-house telemarketing system, four independent sales representative groups and printed sales media. In addition, Riverside sells a small percentage of its products through direct mail and to retail customers. No single customer accounted for more than 5% of Riverside's net sales in 1998. For the year ended December 31, 1998, Riverside had net sales of $58.6 million.

     Riverside also provides Bible indexing, warehousing, inventory and shipping services for domestic book publishers and music producers. Riverside competes with larger firms, including the Zondervan Corporation, The Thomas Nelson Company and Ingram Book Company (which owns Spring Arbor). Competition is based on price, product selection and customer service.

     Parsons Precision Products. Parsons is a diversified supplier of hot formed titanium parts, precision machined parts and fabricated components for the U.S. aerospace industry. Parsons was founded in 1959 and acquired by Jordan Industries in 1988. Approximately 70% of Parsons' 1998 net sales were to The Boeing Company. Parsons employs precision machining, welding/fabrication and sheet metal forming processes to manufacture its products at its facilities in Parsons, Kansas. Parsons continues to invest in its titanium hot forming operation, which permits it to participate in the aerospace market for precision titanium components. Parsons' net sales for the year ended December 31, 1998 were $13.1 million.

     Parsons uses metals, including stainless steel, aluminum and titanium, to fabricate its products. These materials are either supplied by Parsons' customers or obtained from a number of outside sources.

     Parsons sells its products directly to aerospace and military customers, relying on longstanding associations and its reputation for high quality products and service. Although the titanium hot forming market is not very competitive, Parsons is striving to lower its costs to enhance its competitive advantage.

     Cape Craftsmen. Founded in 1966 and purchased by Jordan Industries in 1996, Cape Craftsmen is a manufacturer and importer of gifts, wooden furniture, framed art and other accessories. Cape Craftsmen manufactures products in North Carolina and imports from Mexico and the Far East. Cape Craftsmen sells its products through one in-house salesperson and 40 independent sales representatives. Approximately 64% of Cape Craftsmen's 1998 net sales were to Welcome Home, an affiliated entity. Cape Craftsmen competes in a highly fragmented industry and has therefore found it most effective to compete on the basis of price with most wood manufacturers and importers. Cape Craftsmen also strives to deliver better quality and service than its competitors. Cape Craftsmen's net sales for the year ended December 31, 1998 were $22.5 million.

     Cho-Pat. Acquired by Jordan Industries in 1997, Cho-Pat is a leading designer and manufacturer of orthopedic supports and preventative and pain reducing medical devices. For the year ended December 31, 1998, Cho-Pat had net sales of $1.5 million.

     Cho-Pat produces approximately nine different products for the reduction of pain from injuries and the prevention of injuries resulting from the overuse of the major joints. Cho-Pat's largest selling product is the patented Cho-Pat knee strap, designed to reduce the pain from patellar tendinitis in the knee. Cho-Pat manufactures all of its products in-house. Cho-Pat sells its products to professional, college, and high school athletic trainers, medical products distributors, and independent retail drug and sporting goods stores.


SPECIALTY PRINTING AND LABELING

     Specialty Printing and Labeling manufactures and markets (1) promotional and specialty advertising products for corporate buyers, (2) labels, tapes and printed graphic panel overlays for electronics and other manufacturing companies and (3) printed folding cartons and boxes and other shipping materials.

     The companies that are part of Specialty Printing and Labeling have provided their customers with products and services for an average of over 40 years. For the year ended December 31, 1998, Specialty Printing and Labeling generated net sales of $120.2 million. Each of the Specialty Printing and Labeling subsidiaries is discussed below.

     Sales Promotion Associates. Jordan Industries' former subsidiaries, The Thos. D. Murphy Co., which was founded in 1889, and Shaw-Barton, Inc., which was founded in 1940, merged to form Jordan Industries/Sales Promotion Associates in March 1989. That company was renamed Sales Promotion Associates, Inc. in August 1995. Sales Promotion Associates is a producer and distributor of calendars and is a distributor of corporate recognition, promotion and specialty advertising products for corporate buyers.

     Sales Promotion Associates' net sales for the year ended December 31, 1998 were $62.2 million. For 1998, approximately 60% of its net sales were derived from distributing a broad variety of corporate recognition products, promotion and specialty advertising products. These products include apparel, watches, crystal, luggage, writing instruments, glassware, caps, cases, labels and other items that are printed and identified with a particular corporate logo and/or corporate advertising campaign. Approximately 30% of Sales Promotion Associates' net sales for 1998 were derived from the sale of a broad variety of calendars, including hanging, desktop and pocket calendars that are used internally by corporate customers and distributed by them to their clients and customers. Sales Promotion Associates distributes high-quality artistic calendars and also manufactures and distributes softcover school yearbooks for kindergarten through eighth grade.

     Sales Promotion Associates assembles and finishes calendars that are printed both in-house as well as by a number of outside printers. Facilities for in-house manufacturing include a composing room, a camera room, a calendar finishing department and a full press room. Print stock, binding material, packaging and other materials are supplied by a number of independent companies. Specialty advertising products are purchased from more than 2,000 suppliers.

     Sales Promotion Associates sells its calendars and specialty advertising products through an 850-person sales force, most of whom are independent contractors. We believe that Sales Promotion Associates has one of the largest domestic sales forces in the industry. With this large sales force and a broad range of calendars and corporate recognition products available, we believe that Sales Promotion Associates is a strong competitor in its market. This market is very fragmented and most of the competition comes from smaller producers and distributors.

     Valmark Industries. Valmark, which was founded in 1976 and purchased by Jordan Industries in 1994, is a specialty printer and manufacturer of pressure sensitive label products for the electronics OEM market. Valmark's products include adhesive-backed labels, graphic panel overlays, multi-color membrane switches and radio frequency interference shielding devices. In 1998, approximately 33% of Valmark's net sales were derived from the sale of graphic panel overlays and membrane switches, approximately 64% were from labels and approximately 3% were from shielding devices. Valmark's net sales for the year ended December 31, 1998 were $17.2 million.

     The specialty screen products sold in the electronics industry encounter limited foreign competition due to the high level of communication and short time frame usually required to produce orders. Currently, the majority of Valmark's customer base of approximately 1,200 is located in the Northern California area.

     Valmark sells to four primary markets: (1) personal computers, (2) general electronics, (3) turn-key services and (4) medical instrumentation. Sales to the hospital and telecommunication industries have grown the most over recent years due to Valmark's membrane switch and graphic panel overlay capabilities.

     Valmark is able to provide OEMs with a broader range of products than many of its competitors. Valmark's markets are very competitive in terms of price, and accordingly we believe that Valmark's advantage over its competitors is derived from its diverse product line and excellent quality ratings.

     Pamco Printed Tape and Label. Pamco, which was founded in 1953 and purchased by Jordan Industries in 1994, is a manufacturer and distributor of a wide variety of printed tapes and labels. Pamco offers a range of products from simple one and two-color labels, such as basic bar codes and address labels, to seven-color, varnish-finished labels for products such as video games and food packaging. All of Pamco's products are made to customer specifications, and approximately 90% of all sales were manufactured in-house during 1998. The remaining 10% of sales are purchased printed products, including business cards and stationery. Pamco's net sales for the year ended December 31, 1998 were $16.5 million.

     Pamco's products are marketed by a team of 18 sales representatives who focus on procuring new accounts. Existing accounts are serviced by nine customer service representatives and five internal salespeople. Pamco's customers represent several different industries with the five largest customers accounting for approximately 20% of net sales for 1998.

     Pamco competes in a highly fragmented industry. Pamco emphasizes its 24-hour turnaround and its ability to accommodate rush orders that other printers cannot handle. Pamco's ability to deliver a quality product with quick turnaround is its key competitive advantage.

     Seaboard Folding Box. Seaboard, which was founded in 1954 and purchased by Jordan Industries in 1996, is a manufacturer of printed folding cartons and boxes, insert packaging and blister pack cards. Seaboard's net sales for the year ended December 31, 1998 were $24.3 million.

     Seaboard sells directly to a broad customer base, located primarily east of the Mississippi River, operating in a variety of industries including hardware, personal hygiene, toys, automotive supplies, food and drugs. Seaboard's top 10 customers accounted for approximately 37% of its net sales for 1998.

     Seaboard has exhibited consistent sales growth and high profit margins and has gained a reputation for exceeding industry standards, primarily due to its superior operating capabilities. Seaboard has historically been highly successful in buying and profitably integrating smaller businesses.

     Seaboard's markets are very competitive in terms of price, and accordingly we believe that Seaboard's advantage over its competitors is derived from its high quality products and excellent service.


SPECIALTY PLASTICS

     Specialty Plastics serves a broad range of wholesale and retail markets within the highly-fragmented specialty plastics industry. The group designs, manufactures and sells (1) "take-one" point of purchase brochure, folder and application display holders, (2) modular storage systems ("Tilt-Bins (Trade
Mark) "), (3) plastic injection-molded hardware and office supply products, (4) extruded vinyl chairmats, (5) safety reflectors for bicycle and commercial truck manufacturers and (6) colorants to the thermoplastics industry. The companies that are part of Specialty Plastics have provided their customers with products and services for an average of over 35 years. For the year ended December 31, 1998, the Specialty Plastics subsidiaries generated combined pro forma net sales of $77.0 million. Each of the Specialty Plastics subsidiaries is discussed below.

     Beemak Plastics. Beemak, which was founded in 1951 and acquired by Jordan Industries in July 1989, is an integrated manufacturer of specialty "take-one" point-of-purchase brochure, folder and application display holders, and modular storage systems ("Tilt-Bins (Trade Mark) ") for storage and display of small items such as fasteners and bolts. Beemak added modular storage systems to its product line though the 1997 acquisition of Arnon-Caine, Inc. Beemak sells its proprietary holders and displays, which accounted for approximately 66% of Beemak's business in 1998, to approximately 21,000 customers around the world. It sells its modular storage systems, which accounted for approximately 34% of Beemak's business in 1998, to wholesale home centers and hardware stores. In addition, Beemak produces a small amount of custom injection-molded plastic parts for customers on a contract manufacturing basis. Beemak's net sales for the year ended December 31, 1998 were $9.4 million.

     Beemak's products are both injection-molded and custom fabricated. Beemak's molds are made by outside suppliers. The manufacturing process consists primarily of the injection molding of polystyrene plastic and the fabrication of plastic sheets. Beemak also provides silk screening of decals and logos onto the final product.

     Beemak sells its products through a direct sales force, independent representatives, an extensive on-going advertising campaign and by reputation. Beemak sells to distributors, major companies, and competitors which resell the product under a different name. Beemak has been successful in providing excellent service on orders of all sizes, especially small orders. Beemak's average order size was approximately $450 for display holders and $1,000 for modular storage systems in 1998.

     The display holder industry is very fragmented, consisting of a few other known holder and display firms and regionally-based sheet fabrication shops. Beemak has benefitted from the growth in "direct" advertising budgets at major companies. Significant advertising dollars are spent each year on direct-mail campaigns, point-of-purchase displays and other forms of non-media advertising. Beemak's modular storage systems compete in the retail storage bin/hardware store market. Its main competitor in that market is Quantum Storage Systems.

     Sate-Lite Manufacturing. Sate-Lite manufactures safety reflectors for bicycle and commercial truck manufacturers, as well as plastic parts for bicycle manufacturers and colorants for the thermoplastics industry. Sate-Lite was founded in 1968 and acquired by Jordan Industries in 1988.

Bicycle reflectors and plastic bicycle parts accounted for approximately 40% of Sate-Lite's net sales in 1998. Sales of triangular flares and specialty reflectors and lenses to commercial truck customers accounted for approximately 36% of net sales in 1998. The remaining 24% of Sate-Lite's 1998 net sales were derived primarily from the sale of colorants to the thermoplastics industry. Sate-Lite's net sales for the year ended December 31, 1998 were $13.8 million.

     Sate-Lite's bicycle products are sold directly to a number of OEMs. The three largest OEM customers for bicycle products are the Huffy Corporation, Roadmaster and Tandem (China), which together accounted for approximately 17% of Sate-Lite's net sales in 1998. The triangular flares and other truck reflector products are also sold to a broad range of OEM customers. Colorants are sold primarily to mid-western custom molded plastic parts manufacturers. In 1998, Sate-Lite's ten largest customers accounted for approximately 44% of net sales.

     Sate-Lite's products are marketed on a nationwide basis by its management. Sales to foreign customers are handled directly by management and by independent trading companies on a commission basis. Sate-Lite's export net sales accounted for approximately 17% of its total 1998 net sales. Export sales were principally to China and Canada. The principal raw materials used in manufacturing Sate-Lite's products are plastic resins, adhesives, metal fasteners and color pigments. Sate-Lite obtains these materials from several independent suppliers. In the fourth quarter of 1998, Sate-Lite opened a facility in China. Sate-Lite will be selling to Tandem, Giant, China Bike and other Chinese bicycle manufacturers who have recently been increasing their share of bicycles sold in the domestic market.

     The markets for bicycle parts and thermoplastic colorants are highly competitive. Sate-Lite competes in these markets by offering innovative products and by relying on its established reputation for producing high-quality plastic components and colorants. Sate-Lite's principal competitors in the reflector market consist of foreign manufacturers. Sate-Lite competes with regional companies in the colorants market.

     Deflecto Corporation. Founded in 1960 and acquired by Jordan Industries in 1998, Deflecto designs, manufactures and markets plastic injection-molded products for mass merchandisers, major retailers and large wholesalers. Deflecto sells its products in three product categories: hardware products, office supply products and houseware products. Hardware products, which comprised approximately 56% of Deflecto's net sales in 1998, include heating and cooling air deflectors, clothes dryer vents and ducts, kitchen vents and ducts, sheet metal pipes and elbows, exhaust fittings and other widely-recognized products. Office supply products, many of which have patents and trademarks, represented approximately 36% of pro forma net sales in 1998 and include such items as wall pockets, literature displays, file and chart holders, business card holders and other top-branded office supply products. The remaining sales were primarily from houseware products such as bath towel holders, spice racks, paper towel holders and other such items. Deflecto's pro forma sales for the year ended December 31, 1998 were $50.6 million.

     Deflecto manufactures approximately 90% of its products in-house, with the remainder outsourced to other injection molders. Deflecto is able to efficiently manage the mix between manufactured and outsourced product by relying on its ability to accurately project pricing, cost and capacity constraints. This strategy enables Deflecto to grow without being constrained by capacity issues.

     Deflecto sells its products through an in-house salaried sales force and the use of independent sales representatives. Deflecto has the critical mass to command strong positions and significant shelf space with the major mass merchandisers and retailers. In the hardware products line, Deflecto sells to major national retailers such as Ace Hardware, Wal-Mart and Home Depot, as well as to heating, ventilating and air conditioning ("HVAC") and appliance parts wholesalers. Deflecto sells its office supply products line to major office supply retailers such as Office Depot, Office Max and Staples, as well as national wholesalers, such as United Wholesalers and S.P. Richards. Houseware products are sold primarily to smaller customers, although Deflecto does sell to Wal-Mart, K-Mart and other retail chains. Deflecto has established strong relationships with its customers and is known for delivering high quality, well-packaged products in a timely manner.

     Competition in the hardware, office supplies and housewares products businesses is increasing due to the consolidation of companies serving the market. The increased competition has prevented price increases and has forced manufacturers to improve production efficiency, product quality and distribution capabilities. We believe that Deflecto's mix of manufactured and outsourced product, and its management of this process, allows it to maintain high production efficiency, keeping costs down and product quality high.

     Rolite Plastics. Founded in 1978 and acquired by Jordan Industries in 1998, Rolite manufactures and sells extruded vinyl chairmats for the office products industry. During 1998, Rolite sold its products to plastics distributors, aproximately 33%, foreign-based office products companies, approximately 29%, office products dealers, approximately 25%, and office superstores, approximately 13%. Rolite produces three types of standard-size chairmats, as well as custom-size chairmats. Standard-size chairmats, which comprised approximately 92% of 1998 net sales, consist of: (1) regular, which is Rolite's largest seller, (2) anti-static, which reduces static electricity and is used by computer operators, and (3) glass clear, which is nearly transparent. Rolite's emphasis on technology helps to ensure excellent product quality, and all of Rolite's products are backed by a lifetime warranty against breakage. Rolite's pro forma net sales for the year ended December 31, 1998 were $3.2 million.

     Rolite produces its products with a small staff of personnel. Each shift consists of an extruder, a mixer who compounds the raw materials, and two or three finishers who rout chairmats to their finished shape and pack them for shipment.

     Rolite's products are sold through nine independent manufacturers' representatives who sell to over 600 dealers and six regional wholesalers. Merchandising chairmats is difficult given their bulky composition. To address this problem, Rolite developed a freestanding merchandise display and a counter top display that make the chairmats more accessible to customers while consuming a small amount of retail space. These displays are sold to dealers, who can then recoup the cost via discounts on future chairmat purchases. In addition to the independent sales representative network, Rolite's products will be sold as a separate product line through Deflecto.

     Rolite is one of four manufacturers of vinyl chairmats in the United States and one of only seven worldwide. The estimated $80 million domestic market is dominated by Rubbermaid and Tenex; however, Rolite believes that its superior product quality and customer service, coupled with a lack of loyalty in the marketplace among dealers, will enable it to gain market share. Rolite has also been successful internationally, with over one-third of sales going to customers outside of the United States. The superior quality of Rolite's products compared with those of foreign manufacturers, coupled with Rolite's price-competitiveness and customer service, represents an opportunity to continue strong international growth.


TELECOMMUNICATION PRODUCTS

     Telecommunication Products is a leading supplier of infrastructure products and equipment (approximately 50% of 1998 sales), custom cable assemblies and accessories (approximately 35% of 1998 sales) and electronic connectors and components (approximately 15% of 1998 sales) to the telecommunications industry. It has provided its customers with products and services for an average of over 20 years. For the year ended December 31, 1998, Telecommunication Products generated combined pro forma net sales of $296.1 million. Each of the Telecommunication Products subsidiaries is discussed below.


 Infrastructure Products and Equipment

     Dura-Line. Dura-Line is a manufacturer and supplier of "Innerduct" pipe through which fiber optic cable is installed and housed. Dura-Line sells this product to major telecommunications companies throughout the world. Dura-Line was founded in 1971, and acquired by Jordan Industries in 1985.

     Almost all of Dura-Line's 1998 net sales were from sales of its Innerduct product. Dura-Line sells Innerduct to major telecommunications companies such as SPT Telecom, GTE, Bell South and Pacific

Telesis, each of which accounted for less than 12% of Dura-Line's net sales in 1998. Innerduct is marketed worldwide by Dura-Line's management, 10 manufacturing representatives and 40 in-house sales representatives. Dura-Line negotiates long-term contracts with major telecommunications companies for its Innerduct product line. Dura-Line's net sales for the year ended December 31, 1998 were $91.5 million.

     Dura-Line's products are manufactured through the plastic extrusion process. Dura-Line procures raw plastic for extrusion from a number of independent suppliers. In March 1989, Dura-Line opened a new manufacturing facility in the United Kingdom to manufacture products for sale to British Telecom and other foreign customers. Approximately 44% of Dura-Line's 1998 net sales were foreign sales. In late 1990, Dura-Line purchased a facility in Reno, Nevada. This facility opened in early 1991 and has increased Dura-Line's annual capacity by approximately 50%. In 1993, Dura-Line entered into joint venture agreements in the Czech Republic and Israel to service Eastern Europe and the Middle East more effectively. In early and late 1995, Dura-Line opened wholly-owned subsidiaries in Mexico and China to manufacture and supply high density polyethylene plastic conduit systems to Central and South American markets as well as China and other Asian markets. In August 1996, Dura-Line incorporated a subsidiary in India under a joint venture agreement in which Dura-Line has the controlling interest. The subsidiary manufactures and supplies high density polyethylene plastic conduit systems to India and neighboring countries. Dura-Line opened a facility in Pryor, Oklahoma in 1998 and foreign facilities in Malaysia and Spain in 1997. The Pryor, Oklahoma facility was opened to supply high density polyethylene plastic conduit systems in support of Dura-Line's contracts as part of Level 3 Communications, Inc.'s nationwide buildout of its telecommunications infrastructure, as well as to increase general domestic capacity. The facilities in Malaysia and Spain were opened to manufacture and supply high density polyethylene plastic conduit systems in those markets.

     The cable conduit market is highly competitive. Dura-Line faces competition from a wide range of companies including national, international and regional suppliers of cable conduit. Competition within the industry is based primarily on quality, price, production capacity, field support, technical capabilities, service and reputation.

     Viewsonics. Viewsonics was founded in 1974 and purchased by Jordan Industries in 1996. Viewsonics designs, manufactures and markets branded cable television, electronic network components, and electronic security components mainly for the "drop" or home connection portion of the cable television infrastructure. Viewsonics develops, warehouses and sells its products out of its Florida facility. Viewsonics sources 80% of its products from China, 50% of which are manufactured in Viewsonics' Shanghai facility, and the remaining 50% are manufactured by subcontractors. Viewsonics has also developed manufacturing capabilities in St. Petersburg, Russia. This overseas procurement has allowed Viewsonics to lower production costs and it has also positioned Viewsonics to exploit the overseas cable television component markets as they develop.

     Viewsonics sold approximately 50% of its products in 1998 to multisystem operations including companies such as Time/Warner, Cencast, Continental Cablevision and TCI. Viewsonics also sells to a network of distributors, six of whom account for the majority of the other 50% of 1998 net sales. For the year ended December 31, 1998, Viewsonics generated net sales of $14.2 million. Competition in the industry is focused on quality service, engineering support and price.

     Northern Technologies. Northern Technologies was founded in 1985 and was purchased by Telecommunication Products in 1996. Northern Technologies designs, manufactures and markets power conditioning and power protection equipment primarily for telecommunication applications, such as cellular and personal communication system networks. Northern Technologies also offers a variety of products including voltage regulators, uninterruptible power suppliers, isolation transformers, and grounding devices to protect power-critical applications.

     Northern Technologies sells directly through its own highly technical in-house sales force of 23 employees, who are supported by seven application engineers and four product development engineers. Northern Technologies sells to such large telecommunication OEMs as Sprint, Motorola,


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

Lucent Technologies, Ericsson and Nokia. Northern's largest customer, Sprint, accounted for approximately 50% of 1998 net sales, while its 10 largest customers accounted for approximately 76%. Northern Technologies' net sales for the year ended December 31, 1998 were $26.4 million.

     Engineered Endeavors. Founded in 1987 and acquired by Telecommunication Products in 1997, Engineered Endeavors designs complete cellular and personal communication system towers, and manufactures monopole antenna mount platforms, and other towers and accessories. Engineered Endeavors also distributes ancillary products used in the construction of cellular and personal communication system towers. Approximately 51% of its 1998 net sales were from personal communication system towers, while approximately 24% were from cellular towers. The remaining 25% were from packagers and others. Engineered Endeavors' net sales for the year ended December 31, 1998 were $18.4 million.

     Engineered Endeavors' manufacturing facility links a computer aided design drawing system directly to the production lines where the antenna support, monopole and ancillary equipment is manufactured. Once manufactured, the products are shipped to a New Orleans subcontractor where they are galvanized, packaged and shipped directly to the telecommunication tower construction site.


     Engineered Endeavors uses a direct sales force consisting of one lead salesman, six computer aided design engineers and five structural engineers. It also uses one manufacturers' representative. Engineered Endeavors' largest customer is Nextel Communications, Inc., which comprised approximately 16% of revenues in 1998. Other top customers include Airtouch Cellular, Bell South PCS, Southwestern Bell, Sprint, AT&T Wireless and Alltell. Its sales are primarily to the domestic market.

     The market for communications towers is expected to continue to grow for the next several years, and Engineered Endeavors provides Telecommunication Products with an entrance into that market. It also complements Telecommunication Products' Northern Technologies subsidiary, which specializes in surge protection devices for cellular and personal communication systems. Engineered Endeavors' competition is primarily regional, with Valmont, Fort Worth Tower, Summit Manufacturing, Piro and UNR Roan being its main competitors. Engineered Endeavors will also benefit from Telecommunication Products' strong international presence.

     Electronic Connectors and Components. Effective December 1998, Telecommunication Products reorganized the operations of its connectors subsidiaries, Johnson Components, Aim Electronics, Cambridge Products and Vitelec Electronics. The reorganization consisted of centralizing manufacturing, sales and marketing, and headquarters operations at Johnson's Waseca, Minnesota facility. Aim Electronics' Sunrise Florida facility and Vitelec's Bordon, England facility are still used for assembly, distribution and sales operations. Electric Connectors and Components still sells and markets its products under the Johnson Components, Aim Electronics, Cambridge Products and Vitelec Electronics tradenames.

     Electronic Connectors and Components is a leading designer, developer, manufacturer and distributor of standard, sub-miniature and micro-miniature radio frequency and other connectors and related products for use in cable assemblies, mobile communications, voice/data communications, testing instruments, computers, security equipment and other applications. Electronic Connectors and Components has a reputation for delivering high-quality products with a high degree of service and expedited delivery. Of its 1998 net sales, radio frequency connectors/adaptors represented approximately 59%, voice/data products accounted for approximately 15%, cable assemblies comprised approximately 9%, and electronic hardware and other electronic components were responsible for approximately 17%. Electronic Connectors and Components' net sales for the year ended December 31, 1998 were $43.0 million.

     Electronic Connectors and Components manufactures, assembles and distributes its products in a timely and cost-effective manner worldwide. Its manufactured radio frequency connectors (including sub-miniature and micro-miniature) are made 98% from brass bar and rod stock. The brass bar is machined to specification and then plated. Manufactured hardware and other electronic components are produced from various metals as well as injection-molded parts, and often require manual assembly. Electronic Connectors and Components' efficient, fully-integrated manufacturing system and warehouse operations allow 26% of its manufactured product orders to be shipped within 24 hours. The industry's average lead time is six to eight weeks. The assembly operations import materials from Taiwan, Hong Kong and the United Kingdom. The operations are fully automated and have excellent order processing and warehouse systems. These systems allow Electronic Connectors and Components to ship assembled product within 24 hours of receipt of an order 90% of the time, on average.

     Electronic Connectors and Components' products are sold to OEMs (approximately 18% of 1998 sales) and general line distributors (approximately 82% of 1998 sales). Its OEM customers include Hewlett-Packard, Nokia, Motorola, Ericsson and Tandy. Electronic Connectors and Components sells its products through a direct sales force of 11 and a coordinated effort with over 100 manufacturing representatives belonging to over 20 independent representative organizations. Sales to North America and South America are coordinated out of Electronic Connectors and Components' headquarters, while European sales are managed by a United Kingdom-based sales manager. International sales comprised approximately 23% of 1998 revenues. Electronic Connectors and Components' customer base is large and diverse, and no one customer accounted for more than 5% of sales. The top 10 customers accounted for approximately 18% of sales in 1998.

     The electronic connector and components industry is highly fragmented with over 1,500 manufacturers competing worldwide. Electronic Connectors and Components competes with different suppliers in each of the various categories of the overall market, as well as with large national suppliers such as Amphenol, M-A/COM (a division of AMP), Radiall and Pan-Pacific. Electronic Connectors and Components focuses on the customer niche that values high quality products with a quick turnaround time and superior customer service.


 Cable Assemblies

     Bond Technologies. In 1996 Jordan Industries purchased 80% of the outstanding common stock of Bond Technologies, which was founded in 1988. Bond Technologies designs, engineers and manufacturers high-quality custom electronic cables and connector sub-assemblies for computer-related and telecommunications customers. All of Bond Technologies' products are custom-made. Bond Technologies has three fully integrated, independent manufacturing facilities. Bond Technologies has rapidly become an industry leader due to its commitment to high quality and its competitively priced products offered in conjunction with outstanding and dependable service.

     Bond Technologies has established two sales agencies in Northern and Southern California. Bond Technologies is continuing to actively solicit new strategic customers located throughout the United States via an independent sales representative network. Bond Technologies' single-largest customer accounted for approximately 31% of its net sales in 1998, while its top five customers accounted for approximately 53%. Bond Technologies' net sales for the year ended December 31, 1998 were $13.9 million.

     K&S Sheet Metal. In January 1998, Bond Technologies purchased K&S Sheet Metal, a manufacturer of precision metal electronic enclosures and box-build assemblies for electronic OEMs. Box-build assemblies consist of precision metal enclosures outfitted with power supplies, fans, cable assemblies and other electronic and mechanical components. All of K&S Sheet Metal's products are customized according to customer specifications. Approximately 96% of K&S Sheet Metal's 1998 revenues are derived from the sale of precision metal enclosures, while the remaining 4% are derived from box-build assemblies. K&S Sheet Metal's pro forma net sales for the year ended December 31, 1998 were $12.0 million.

     K&S Sheet Metal has carved a niche as a supplier of short to medium run complicated boxes where it can demand a premium price for good product quality and service. It sells directly to many of the largest data storage, computer and telecommunication product OEMs in Southern California. Its top five customers are Kingston Technologies Corporation, MGE -UPS Systems, Gateway 2000, OLEC and Cherokee International.

     LoDan. LoDan, founded in 1967 and acquired by Jordan Industries in May 1997, designs, engineers, manufactures, and distributes high-quality, custom electronic cable assemblies, sub-assemblies, and electro-mechanical assemblies to OEMs in the data and telecommunications segments of the electronics industry. LoDan manufactures approximately 49% of the products it sells in-house at an ISO-9001 certified manufacturing facility, with the remaining 51% being distributed products. LoDan's net sales were $28.8 million for the year ended December 31, 1998.

     The acquisition of LoDan has bolstered Telecommunication Products' presence in the custom cable assembly business. LoDan's customer base, which complements Bond Technologies', was built based on providing innovative solutions to customers' needs. LoDan's largest customer, Cisco Systems (43% of 1998 revenues), is the world's pre-eminent networking company and provides LoDan with access to international markets. LoDan's products are sold through internal and external sales forces.

     Bond Technologies and LoDan supply the custom cable assembly market and encounter competition from a broad range of companies, several of which are much larger and have greater financial resources than either Bond Technologies or LoDan. In addition to other independent manufacturers of cable assemblies, offshore manufacturers compete in this market, primarily on the basis of price. Competition within the industry is based on quality, production, capacity, breadth of product line, engineering support capability, price, local support capability, systems support and financial strength.

     Telephone Services, Inc. In 1997, Telecommunication Products acquired 70% of the outstanding common stock of Telephone Services, which was founded in 1984. Telephone Services designs, manufacturers and distributes custom cable assemblies (approximately 82% of 1998 net sales), terminal strips and terminal blocks (approximately 8% of 1998 net sales), and other connecting devices (approximately 10% of 1998 net sales), primarily to the telephone operating companies and major telecommunications OEMs. Telephone Services has established a reputation for high-quality products, on-time delivery and dependable service. For the year ended December 31, 1998, its net sales were $45.7 million.

     Telephone Services designs its products on an engineer-to-engineer basis for specific telecommunication applications. Its manufacturing equipment consists of numerous crimping and stripping devices used to manufacture cable assemblies and test equipment for quality control purposes. Its manufacturing process is extremely efficient, enabling it to finish prototype and pre-production assemblies within one week. After pre-production, general production lead times average one to three weeks. Telephone Services' technical expertise and efficient production process have enabled it to establish strong relationships with many of the largest telecommunication companies.

     Telephone Services manufactures cable assemblies for approximately 100 telecommunication OEMs. It sells its products through a direct sales force of eight regional salespeople who are supported internally by a staff of engineering and technical application engineers. The direct salesperson also functions as an application engineer and interacts directly with the customer's design engineers. Telephone Services' largest customer is Pacific Bell, which represented approximately 24% of net sales in 1998. The next four largest customers in 1998 were Tekontrol, approximately 17%, GTE, approximately 15%, Sprint, approximately 9%, and A.D.C., approximately 6%. Other top customers include Southwestern Bell, Nynex, World Com and M.F.S. Communications.

     The cable assembly business is highly fragmented, but is experiencing strong growth as telecommunication companies continue to outsource this subcomponent. Telephone Services' competition is regional by product line, and cable assembly competitors include Majestic Management, Inc., Varitronics and Telect, while terminal block competitors include Thomas & Betts and Lucent Technologies.

     A key component of Telephone Services' growth involves acquisitions of smaller companies with product line and/or customer synergies. As part of this strategy, in July 1998, Telephone Services acquired Opto-Tech Industries, Inc., a manufacturer of a variety of filters, attenuaters and other miscellaneous equipment for the telecommunications industry. Most of Opto-Tech's sales are to Regional Bell Operating Companies. Opto-Tech Industries is a good fit for Telephone Services because of their overlapping customer base. Opto-Tech's operations have been fully integrated into those of Telephone Services.


MOTORS AND GEARS

     Motors and Gears is a leading domestic manufacturer of specialty purpose electric motors and gears, serving a diverse customer base. Its products are used in a broad range of applications, including vending machines, refrigerator ice dispensers, commercial floor care equipment, elevators and photocopy machines. The Motors and Gears subsidiaries have sold their brand name products to their customers for an average of over 70 years. For the year ended December 31, 1998, Motors and Gears' subsidiaries generated combined pro forma net sales of $296.2 million. Each of Motors and Gears' subsidiaries is discussed below.

     Motors and Gears' three primary product lines are subfractional motors (approximately 38% of 1998 sales), fractional/integral motors (approximately 40% of 1998 sales) and controls (approximately 22% of 1998 sales).


 Subfractional Motors

     Merkle-Korff. Merkle-Korff was founded in 1911. Jordan Industries purchased Merkle-Korff, along with its wholly owned subsidiaries, Elmco Industries, Inc. and Mercury Industries, Inc., in September 1995. Merkle-Korff is a custom manufacturer of Alternating Current ("AC") and Direct Current ("DC") subfractional horsepower motors and gear motors. Merkle-Korff's products are used in a wide range of products including refrigerators, freezers, dishwashers, vending machines, business machines, pumps and compressors, and its Coleman Motors product line is used in copiers, printers, ATM machines, currency changers, x-ray machines, peristatic pumps, HVAC activators, medical equipment and other applications. Approximately 67% of Merkle-Korff's 1998 net sales were derived from the home appliance and vending machine market. Merkle-Korff's products are primarily sold to OEMs, and prominent customers include General Electric Company, Whirlpool Corporation and Dixie-Narco, Inc. Merkle-Korff's top 10 customers represented approximately 60% of net sales in 1998. Merkle-Korff's net sales for the year ended December 31, 1998 were $103.1 million.

     Merkle-Korff experiences limited competition across its product lines. Competitors, such as Molon Motors and ECM, are generally much smaller in terms of revenues and also produce a much more limited product line.


 Fractional/Integral Motors

     Imperial Electric Company. Founded in 1889 and acquired by Jordan Industries in 1988, Imperial manufactures elevator motors, floor care equipment motors and automatic hose reel motors under its Imperial trade name, and floor care, silicone controlled rectifier motors (variable speed motors used in treadmills, conveyers, machine tools and mixing and transferring pumps), and low voltage DC motors under its Scott trade name. Scott was acquired by Imperial in 1988 and was merged into Imperial in early 1997.

     Imperial designs, manufactures and distributes its specialty electric motors for industrial and commercial use. It manufactures its products with steel, magnets, copper wire, castings and other components supplied by a variety of firms. Its products, AC and DC motors, generators and permanent magnet motors, are sold principally in the United States and Canada and to a limited extent in Europe and Australia. In 1998, approximately 54% of Imperial's net sales were derived from permanent magnet motors sold primarily to domestic manufacturers of floor care equipment, 26% were derived from elevator motors sold to major domestic elevator manufacturers, 8% from hose reels and 12% from other products. Imperial's net sales for the year ended December 31, 1998 were $37.4 million (before the elimination of intercompany sales).


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

     Otis Elevator Company, Westinghouse Corporation and other leading elevator manufacturers have in recent years ceased manufacturing motors and have turned to Imperial and other independent manufacturers to supply motors. Imperial's largest customer accounted for approximately 9% of its 1998 net sales, while the top 10 customers accounted for approximately 50%. Imperial's products are marketed domestically by its management and one independent sales representatives, and internationally by management.

     In the elevator motor market, Imperial competes with several firms of varying size. The other markets in which Imperial competes are also highly competitive. Imperial believes that it competes effectively with these firms on the basis of product reliability, price and customer service.

     In December 1998, Imperial acquired Euclid Universal, Inc., a designer and manufacturer of gear drives for special applications where stock items will not fit or meet performance requirements. Euclid's products include speed reducers, custom gearing, right angle gearboxes and transaxles. Its customized products are used in an array of industries, including materials handling, healthcare, agriculture, floor care and food processing. Euclid's technical expertise lies in the areas of worm, spur and helical gearing.

     Euclid maintains a flexible engineering and production process that yields a rapid response in design, prototype and production. All gearing is manufactured in-house to industry standards and housings are made of high strength, heat treated aluminum alloys, cast iron or steel. Euclid is able to produce food grade finishes to its products, as well as hard coating for the stringent wash down equipment requirements. We believe that the addition of Euclid provides cross selling opportunities with Imperial, Gear and Advanced DC Motors. Currently, Euclid is working with Imperial to develop a transaxle product for the floor care industry. We believe that the ability to provide this product will enable Imperial to broaden its product line and to defend its market share in the floor care industry.

     Gear Research Company. Founded in 1952 and acquired by Imperial in October 1988, Gear manufactures precision gears and gear boxes for OEMs requiring high-precision commercial gears. Gear manufactures precision gears for both AC and DC electric motors in a variety of sizes. The gears are sold primarily to the food, floor care machine and aerospace industries and to other manufacturers of machines and hydraulic pumps. Gear's products are nationally advertised in trade journals and are sold by one internal salesman and one independent sales representative. Gear precision machines its products from steel forgings and castings. Gear's net sales for the year ended December 31, 1998 were $7.7 million.

     The gear industry is very fragmented and competitive. Gear competes primarily on the basis of quality. In addition, the ability of Imperial and Gear to offer both electric motors and gear boxes as a package, and to custom design these items for customers, may allow both companies to gain greater market penetration.

     Fir Elettromeccanica. Founded in 1925 and acquired by Jordan Industries in June 1997, Fir is a leading European manufacturer of AC and DC motors and pumps for special-end applications such as pumps for commercial dishwashers, motors for industrial sewing machines, motors for industrial fans and ventilators, explosion-proof motors for gasoline pumps and the oil industry, and asynchronous and brushless motors for elevator doors. With the exception of motors for industrial sewing machines, Fir produces custom products only after receiving specific customer orders. Motors for industrial sewing machines, which comprised approximately 9% of Fir's 1998 net sales, are fairly standardized and are manufactured and stocked based on internal forecasts. Fir's net sales for the year ended December 31, 1998 were $42.1 million.

     Fir sells directly to customers and through two non-exclusive independent sales representatives located in France and Germany. Fir enjoys long-term relationships with its customers, some of which have been customers of Fir for over 20 years. The successful development of long-term customer relationships is a direct result of Fir's reputation for high-quality products and on-time delivery. Within Fir's customer base of over 450, no single customer accounted for more than 5% of 1998 net sales. Fir's top 10 customers accounted for approximately 32% of 1998 net sales.

     Fir has many competitors across a very fragmented European motor market. However, Fir distinguishes itself by providing highly engineered custom products for small markets.

     Fir provides Motors and Gears with a strong foundation upon which to expand its overseas market. Through Fir, Motors and Gears has access to established European markets, including Italy, Germany, France, Spain and Great Britain, as well as emerging Eastern European markets such as Poland, the Czech Republic and Russia. Through Fir's European market presence and established brand name, we believe Fir will enable Motors and Gears to further develop leadership positions within market niches and to expand globally.

     Advanced DC Motors. Founded in 1989 and purchased by Motors and Gears in 1998, Advanced DC Motors is a designer and manufacturer of DC permanent magnet motors and starters (generators) which range from 4.5 inches to 9 inches in size. Advanced DC Motors sells special purpose custom designed motors for use in electric lift trucks, power sweepers, electric utility vehicles, golf carts, electric boats and other niche products. Advanced DC Motors also manufactures and sells commutators, which are motor components used to reverse the direction of electric current in motors, as well as special purpose production equipment. Special purpose motors comprised approximately 95% of Advanced DC Motors' net sales in 1998, while commutators and production equipment accounted for approximately 5%. Advanced DC Motors' pro forma net sales for the year ended December 31, 1998 were $44.3 million.

     Advanced DC Motors is a fully-integrated manufacturer, with nearly 100% of its products manufactured to custom specifications developed through direct engineer-to-engineer design. Advanced DC Motors is capable of producing high-volume orders, none of which are for stock. As a result, Advanced DC Motors carries virtually no finished goods inventory. Advanced DC Motors has several production facilities, each specializing in some aspect of its business, such as motor production, commutator production for internal and external use, manufacturing of production equipment for internal and some external use, production of field coils and armature coils used primarily for internal production and research and development of electronic control products. Advanced DC Motors also has a warehouse facility in Germany used to service its European customers.

     Advanced DC Motors primarily sells directly to OEMs through its executive team, due to the technical nature of the sale. Advanced DC Motors uses one independent representative. Advanced DC Motors also sells to distributors who serve the on-road electric vehicle market. Advanced DC Motors' largest customer accounted for approximately 28% of sales and the top five customers accounted for approximately 72% in 1998.


 Controls

     Motion Control Engineering. Founded in 1983 and acquired by Motors and Gears in 1997, Motion Control is a leading supplier of electronic motion and logic control products to the elevator industry. Motion Control designs, engineers and assembles custom microprocessor-based control systems primarily used in modernizing and upgrading existing cable traction and hydraulic elevators (approximately 90% of 1998 net sales), and also provides systems for elevators installed in new building construction (approximately 10% of 1998 net sales). Motion Control fits closely with Motors and Gears' Imperial subsidiary, which supplies motor products to the elevator industry. The addition of Motion Control enables Motors and Gears to provide the elevator industry with a complete value-added motor and control package. Motion Control had net sales of $51.3 million for the year ended December 31, 1998.

     Motion Control's production process consists primarily of assembling electronic components in a cabinet and testing the final product. Virtually all component parts, such as personal computer boards, switches, resistors, drivers, transformers, wire and cabinets are supplied through a network of wholesalers and distributors, none of which Motion Control is reliant on. Motion Control's production process is designed to accommodate flexibility and efficiency in a custom-production environment. Motion Control's engineers design most of Motion Control's products in a modular format to accommodate customization.

     Motion Control sells through a direct sales force to major elevator manufacturers (approximately 32% of 1998 sales), large and small independent contractors (approximately 62% of 1998 sales), and international companies (approximately 6% of 1998 sales). Motion Control's sales and marketing staff of approximately 20 consists of eight sales representatives, seven of whom cover the domestic market and one Australia-based employee who serves the Australian market and all international customers. Motion Control also engages in marketing and promotional activities such as presentations at trade shows and industry conventions; development of brochures; articles and advertisements in trade magazines; direct mailings to customers; and a quarterly newsletter distributed to over 3,000 existing and potential customers.

     Elevator modernization projects represent Motion Control's primary market. Motion Control focuses on the high-end domestic elevator modernization market, a niche which represents approximately 5% of the entire worldwide elevator control market. Elevator modernization primarily involves cosmetic, structural, or performance enhancements to an existing elevator system. While an elevator may last 30-40 years, its controls are typically replaced two-to-three times during its life. Further, while the worldwide elevator market is growing at approximately 4% annually, the elevator modernization niche is growing at approximately 20% annually. This growth is expected to continue as new electronic control technology is developed. Motion Control's technology is also transferrable to other non-elevator motion control and drive markets, such as factory automation, commercial equipment and appliances.

     Electrical Design and Control. Founded in 1958 and purchased by Motors and Gears in 1997, Electrical Design and Control designs, engineers, and manufactures electrical control systems and panels for material handling systems and similar applications. Electrical Design and Control's products regulate the speed and movement of conveyor systems used in a variety of automotive plants and other industrial applications. Electrical Design and Control's net sales for the year ended December 31, 1998 were $10.3 million.

     Electrical Design and Control provides its customers with two distinct types of product/service. The first type consists of designing, programming, manufacturing, and commissioning the control system. These types of orders, which represented approximately 65% of 1998 orders, are value-added to the customer and therefore earn higher margins. The second type of product/service consists of manufacturing only, in which the customer provides Electrical Design and Control with control panel designs and specifications and Electrical Design and Control manufactures and assembles the product. These projects comprised approximately 35% of 1998 orders.

     Electrical Design and Control obtains the majority of its revenues through repeat business, referrals from its current customer base, and requests for proposals brought to Electrical Design and Control due to its reputation for high quality design. Approximately 98% of 1998 net sales were to the automobile industry. Auto manufacturers have very stringent requirements regarding their material handling systems, and Electrical Design and Control has gained significant expertise from servicing these demanding automotive OEMs. This expertise provides Electrical Design and Control with a competitive advantage in less technically demanding markets. The company's largest customer accounted for approximately 35% of revenues, while the top five customers accounted for approximately 70% in 1998.

BACKLOG

     As of December 31, 1998, we had a backlog of approximately $134.4 million (approximately $28.3 million of which was attributed to the Restricted Group), compared with approximately $109.6 million as of December 31, 1997 (approximately $25.2 million of which was attributed to the Restricted Group). The backlog is primarily due to titanium hot formed sales at Parsons, motor sales at Merkle-Korff and cable assembly sales at LoDan. We believe that the backlog may not be indicative of future sales.

     Our aggregate business has a certain degree of seasonality. Sales Promotion Associates' and Riverside's sales are somewhat stronger toward year-end due to the nature of their products. Calendars at Sales Promotion Associates have an annual cycle, while Bibles and religious books at Riverside are popular as holiday gifts.


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

RESEARCH AND DEVELOPMENT

     As a general matter, we operate businesses that do not require substantial capital or research and development expenditures. However, development efforts are targeted at certain subsidiaries as market opportunities are identified. None of these subsidiary development efforts require substantial resources from Jordan Industries.


PATENTS, TRADEMARKS, COPYRIGHTS AND LICENSES

     We rely on a combination of patent, copyright, trademark and trade secret laws and contractual agreements to protect our proprietary technology and know-how. For example, Dura-Line has a U.S. patent for producing a form of Innerduct sold under the trademark SILICORE which is lubricated to permit easier installation of fiber optic cable.

     We own and use trademarks and brandnames to identify ourself as a source of certain goods and services, including the DURA-LINE and SILICORE trademarks, both of which are registered in the United States and various foreign countries, and the VIEWSONICS brandname, in which we have common law rights. There can be no assurance that we will be granted additional patents or that our patents either will be upheld as valid if ever challenged or will prevent the development of competitive products. The U.S. patent with respect to the SILICORE lubricant lining expires in 2007. We have not sought foreign patents for most of our technologies, including technologies which have been patented in the United States, which may adversely affect our ability to protect our technologies and products in foreign countries. We also own and license other patents, trademarks and copyrights. We protect our confidential, proprietary information as trade secrets.

     Except for the SILICORE polymer pipe products, certain of our cable television components and our fiber optic connector technology, our products are generally not protected by virtue of any proprietary rights such as patents. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology and know-how or that our competitors will not independently develop technologies that are substantially equivalent to or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. In our opinion, the loss of any intellectual property asset, other than the DURA-LINE or SILICORE trademarks, or the patent or manufacturing trade secret covering the solid co-extruded polymer lubricant lining used in connection with the SILICORE technology, would not have a material adverse effect on the conduct of our business.

     We are also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time, we have received notice of infringement claims from other parties. Although we do not believe we infringe the valid proprietary rights of others, there can be no assurance against future infringement claims by third parties with respect to our current or future products. The resolution of any such infringement claims may require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims.


EMPLOYEES

     As of December 31, 1998, we and our subsidiaries employed approximately 7,092 people. Approximately 1,189 of these employees were members of labor unions at Sate-Lite, Gear, Imperial, Sales Promotion Associates, Seaboard, Merkle-Korff and Dura-Line. The above subsidiaries have not experienced any work stoppages in the past five years as a result of labor disruptions. We believe that our subsidiaries' relations with their respective employees are good.

     Alma Piston Company is a party to a collective bargaining agreement with the Oil, Chemical and Atomic Workers' Union covering 475 of Alma Piston's 595 employees. The collective bargaining agreement expires on May 1, 1999. At the end of the term of the preceding collective bargaining agreement in 1996, Alma Piston and its employees were initially unable to agree on the terms of a new agreement, and Alma Piston's employees went on strike for a period of 30 days. We cannot assure you that Alma Piston will be able to negotiate a new collective bargaining agreement prior to the end of the current agreement or that Alma Piston's employees will not go on strike.


ENVIRONMENTAL REGULATIONS

     We are subject to voluminous and complex foreign, federal, state and local environmental laws and regulations ("Environmental Laws") which regulate, among other things, air and water emission, the generation, storage, treatment, transportation, and disposal of hazardous substances and, in some circumstances, the condition of industrial property prior to transfer or sale. The content of these Environmental Laws is ever-changing, as are the interpretations and priorities of those who enforce them. Because we operate numerous manufacturing facilities, our operations are heavily subject to these Environmental Laws, and we periodically make capital expenditures to meet their requirements and periodically are required to contribute to the remediation of contamination at sites at which our waste has been disposed. While historically these expenditures have not been material, we cannot assure you that we will not incur material expenses for environmental compliance in the future.

     Furthermore, pursuant to Environmental Laws, current and past owners and "operators" of real estate (including lessees) may be liable for the costs of removal and/or remediation of certain hazardous substances on, in or about such properties. The liability imposed by such laws is often joint and several, and without regard to whether the owner/operator knew of, or was responsible for, the presence of such hazardous substances. Because we own and lease numerous properties in connection with our operations, we periodically incur costs to investigate and remediate environmental contamination. While historically these expenditures have not been material, we cannot assure you that we will not incur material expenses for environmental remediation in the future.

     Based on our pre-acquisition diligence, from time to time we have determined that certain of our acquisitions are or may be subject to environmental liabilities that may be material. In those circumstances we endeavor to protect ourselves with contractual indemnities and, where appropriate, escrowed funds. We believe that we are adequately protected by these indemnities and escrowed funds, but there can be no assurance that the liabilities will not exceed the funds in the escrow and/or the ability of the sellers to indemnify us.

     In October 1997, the Tennessee Department of Environmental Control (DEC) requested information from Dacco about a contaminated spring adjacent to its Cookeville, Tennessee property. The spring is reportedly contaminated with materials which Dacco does not believe it ever used at the facility, and Dacco therefore does not believe that it caused the contamination or that it will be responsible for the cleanup. In September 1998, the DEC informed Dacco that the spring requires further investigation, and that the Cookeville property meets the criteria for designation as a state Superfund cleanup site. The DEC has subsequently agreed to examine the potential liability of other companies in the area before pursuing Dacco for cleanup costs. While we do not believe that Dacco will be liable for the cost of any further investigation or cleanup, there can be no assurance that the DEC will not attempt to impose such liability, or that, if the DEC is successful in doing so, that such liability would not be material.


PROPERTIES

     We lease approximately 31,700 square feet of office space for our headquarters in Illinois. The principal properties of each subsidiary at December 31, 1998, and the location, the primary use, the capacity, and ownership status thereof, are set forth in the table below:



                                                                                        SQUARE     OWNED
           COMPANY                   LOCATION                       USE                  FEET      LEASED
----------------------------   --------------------   ------------------------------   --------   -------
Advanced DC Motors .........   Dewitt, NY             Manufacturing/Administration     49,600     Owned
                               Syracuse, NY           Manufacturing                    45,000     Leased
                               Carrollton, TX         Manufacturing/Administration     29,000     Leased
                               Dewitt, NY             Manufacturing                    18,500     Leased
                               Eternoz, France        Manufacturing/Administration     10,000     Leased
                               Putzbrunn, Germany     Warehouse                         1,200     Leased
                               Palo Alto, CA          R&D                               1,000     Leased

                                                                                                           SQUARE       OWNED
            COMPANY                        LOCATION                              USE                        FEET        LEASED
------------------------------   ---------------------------   ---------------------------------------   ---------   -----------
Alma Products ................   Alma, Michigan                Manufacturing/Administration              369,000     Owned
                                                                (2 buildings)                             90,000     Owned
                                                               Warehouse (3 buildings)                    12,000     Leased
Beemak .......................   Rancho Dominguez, CA          Manufacturing/Administration              110,000     Leased
Bond Technologies ............   Huntington Beach, CA          Manufacturing/Administration              150,000     Leased
                                 Austin, TX                    Manufacturing/Administration               13,000     Leased
                                 Anaheim, CA                   Manufacturing/Administration               22,000     Leased
Cape Craftsmen ...............   Elizabethtown, NC             Manufacturing                             230,200     Leased
                                 Wilmington, NC                Administration                              8,500     Leased
Cho-Pat ......................   Hainesport, NJ                Manufacturing/Administration                7,000     Leased
Dacco ........................   Cookeville, TN                Administration/Manufacturing              140,000     Owned
                                 Huntland, TN                  Manufacturing                              65,000     Owned
                                 Rancho Cucamonga, CA          Administration/Manufacturing               40,000     Owned
Deflecto .....................   Indianapolis, IN              Manufacturing/Administration              200,000     Leased
                                 Indianapolis, IN              Manufacturing                              38,100     Leased
                                 Indianapolis, IN              Manufacturing                              25,600     Leased
                                 St. Catherines, Ontario       Manufacturing                              30,000     Owned
                                 St. Catherines, Ontario       Manufacturing                              30,000     Leased
Dura-Line ....................   Pryor, OK                     Manufacturing/Administration               33,750     Owned
                                 Beranang, Malaysia            Manufacturing/Administration               64,000     Leased
                                 Ciudad Real, Spain            Manufacturing/Administration                3,000     Leased
                                 Sao Paolo, Brazil             Sales                                         600     Leased
                                 Middlesboro, KY               Manufacturing/Administration               80,000     Owned
                                 Grimbsby, U.K.                Manufacturing/Administration               35,000     Owned
                                 Sparks, NV                    Manufacturing                              35,000     Owned
                                 Zlin, Czech Republic          Manufacturing/Administration               40,000     Owned
                                 Knoxville, TN                 Administration                             10,000     Leased
                                 Tel Aviv, Israel              Manufacturing/Administration               10,000     Leased
                                 Queretaro, Mexico             Manufacturing/Administration               43,000     Leased
                                 Mexico City, Mexico           Sales Office/Administration                 2,000     Leased
                                 Shanghai, China               Manufacturing/Administration               50,000     Owned
                                 Shanghai, China               Sales Office/Administration                 1,000     Leased
                                 Goa, India                    Manufacturing/Administration               48,000     Owned
                                 New Delhi, India              Sales Office/Administration                 2,000     Leased
Electrical Design and Control    Troy, MI                      Manufacturing/Administration               29,400     Leased
Electronic Connectors and
 Components ..................   Bordon, U.K.                  Distribution/Administration/Assembly       16,500     Owned
                                 Sunrise, FL                   Distribution/Administration/ Assembly      28,000     Leased
                                 Waseca, MN                    Manufacturing/Administration               70,000     Subleased
                                 Paris, France                 Sales                                       1,000     Leased
Engineered Endeavors .........   Mentor, OH                    Manufacturing/Administration               48,000     Leased
                                 Belle Chasse, LA              Warehouse                                 195,000     Leased
Fir ..........................   Casalmaggiore, Italy          Manufacturing/Administration              100,000     Owned
                                 Varano, Italy                 Manufacturing                              30,000     Owned
                                 Bedonia, Italy                Manufacturing                               8,000     Owned
                                 Genova, Italy                 Manufacturing                              33,000     Leased
                                 Reggio Emilia, Italy          Manufacturing                              35,000     Leased
                                 Reggio Emilia, Italy          Manufacturing                              30,000     Leased
Gear .........................   Grand Rapids, MI              Manufacturing/Administration               39,000     Owned
Imperial .....................   Alamogordo, NM                Manufacturing                              15,000     Leased
                                 Akron, OH                     Manufacturing/Administration               43,000     Owned
                                 Stow, OH                      Administration                              7,000     Leased
                                 Middleport, OH                Manufacturing                              85,000     Owned
                                 Cuyahoga Falls, OH            Manufacturing                              63,000     Leased
                                 Bedford, OH                   Manufacturing/Administration               25,000     Leased
LoDan ........................   San Carlos, CA                Manufacturing/Administration               22,500     Leased
                                 San Carlos, CA                Manufacturing                              13,500     Leased
Merkle-Korff .................   Des Plaines, IL               Manufacturing/Administration               38,000     Leased
                                 Des Plaines, IL               Manufacturing/Administration               45,000     Leased
                                 Richland Center, WI           Manufacturing/Administration               45,000     Leased
                                 Darlington, WI                Manufacturing                              68,000     Leased
                                 Des Plaines, IL               Manufacturing/Administration              112,000     Leased
Motion Control ...............   Rancho Cordova, CA            Manufacturing/Administration               40,000     Leased
Northern .....................   Liberty Lake, WA              Manufacturing/Administration               22,600     Leased
Pamco ........................   Des Plaines, IL               Manufacturing/Administration               24,500     Owned
Parsons ......................   Parsons, KS                   Manufacturing/Administration               97,500     Owned
Riverside ....................   Iowa Falls, IA                Distribution/Administration                65,900     Leased
                                 Sparks, NV                    Distribution                               35,000     Leased
Rolite .......................   Midvale, OH (3 buildings)     Manufacturing/Administration               20,500     Owned
Sate-Lite ....................   Niles, IL                     Manufacturing/Administration              120,000     Leased
                                 Shunde, China                 Manufacturing/Administration                9,282     Sub-leased

                                                                                                        SQUARE     OWNED
               COMPANY                         LOCATION                          USE                     FEET      LEASED
------------------------------------   ------------------------   ---------------------------------   ---------   -------
Seaboard ...........................   Fitchburg, MA              Manufacturing/Administration        260,000     Owned
                                       Miami, FL                  Manufacturing                        90,000     Owned
                                       Brentwood, NY              Manufacturing                        35,000     Leased
                                       Brooklyn, NY               Manufacturing                        35,000     Leased
Sales Promotion Associates .........   Red Oak, IA                Manufacturing/Administration        136,500     Owned
                                       Coshocton, OH               (four buildings)                   240,000     Leased
                                                                  Manufacturing/Administration
Telephone Services .................   Grand Prairie, TX          Manufacturing/Administration         15,000     Leased
                                       Riverview, FL              Manufacturing                        75,000     Leased
                                       Tampa, FL                  Manufacturing                        20,000     Leased
                                       Shasta Lake, CA            Manufacturing                         5,000     Leased
Valmark ............................   Fremont, CA                Manufacturing/Administration         46,000     Leased
                                       Fremont, CA                Manufacturing/Administration         15,000     Leased
Viewsonics .........................   Boca Raton, FL             Administration/Distribution/R&D      14,500     Leased
                                       Shanghai, China            Manufacturing/Administration         25,000     Leased
                                       St. Petersburg, Russia     Manufacturing/Administration         10,000     Leased

     Dacco also owns or leases 35 distribution centers, which average 4,000 square feet in size. Dacco maintains four distribution centers in Florida, five distribution centers in Tennessee, two distribution centers in each of Illinois, Arizona, Michigan, Texas, Alabama, California, Ohio, Virginia; and the remaining distribution centers are located in Pennsylvania, Indiana, Minnesota, Missouri, Nebraska, West Virginia, Oklahoma, South Carolina, Nevada, and Kentucky.


     Merkle-Korff's facilities are leased from the chairman of Merkle-Korff and Northern Technologies' Liberty Lake, Washington, facility is leased from a general partnership consisting of the former owners. We believe that the terms of these leases are comparable to those which would have been obtained by us had these leases been entered into with an unaffiliated third party.


     We also have sales representatives in field offices in Florida, Illinois, Ohio, Oregon, Virginia and internationally in Brazil, Bulgaria, Germany, Malaysia, Romania, Russia and Slovakia.


     To the extent that any of our existing leases expire in 1999, we believe that we will be able to renegotiate them on acceptable terms. We believe that our existing leased facilities are adequate for our and our subsidiaries' operations.


LEGAL PROCEEDINGS


     On January 21, 1997, Welcome Home filed for Chapter 11 bankruptcy protection. As a result of the Chapter 11 filing, the results of Welcome Home are not consolidated with Jordan Industries' results for periods subsequent to January 21, 1997. As of December 31, 1998, Jordan Industries' aggregate investment in Welcome Home was approximately $2.0 million. See note 3 to the Company's financial statements.


     Our subsidiaries are parties to various other legal actions arising in the normal course of their business. We believe that the disposition of such actions individually or in the aggregate will not have a material adverse effect on our consolidated financial position.

                                  MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth the names and ages of each of the Company's directors and executive officers and the positions they hold at the Company:

NAME                              AGE    POSITION WITH THE COMPANY
----                              ---    -------------------------
John W. Jordan II ............   51      Chairman of the Board of Directors and Chief
                                          Executive Officer.
Thomas H. Quinn ..............   51      Director, President and Chief Operating Officer.
Joseph S. Steinberg ..........   55      Director.
David W. Zalaznick ...........   43      Director.
Jonathan F. Boucher ..........   42      Director, Vice President and Assistant Secretary.
G. Robert Fisher .............   59      Director, General Counsel and Secretary.

     Each of the directors and executive officers of the Company will serve until the next annual meeting of the stockholders or until their death, resignation or removal, whichever is earlier. Directors are elected annually and executive officers hold office for such terms as may be determined by the Company's board of directors (the "Board of Directors").

     Set forth below is a brief description of the business experience of each director and executive officers of the Company.

     MR. JORDAN has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since 1988. Mr. Jordan is a managing partner of The Jordan Company, a private merchant banking firm which he founded in 1982. Mr. Jordan is also a director of American Safety Razor Company, AmeriKing, Inc., Carmike Cinemas, Inc., Archibald Candy Corporation, GFSI, Inc., GFSI Holdings, Inc., Jordan Telecommunication Products, Inc., Motors and Gears, Inc., Rockshox, Inc. and Apparel Ventures, Inc., as well as other privately held companies. In December 1996, Mr. Jordan resigned as a director and officer of Welcome Home. In January 1997, Welcome Home filed a voluntary petition for bankruptcy.

     MR. QUINN has served as a director, President and Chief Operating Officer of the Company since 1988. From November 1985 to December 1987, Mr. Quinn was Group Vice President and a corporate officer of Baxter International. From September 1970 to November 1985, Mr. Quinn was employed by American Hospital Supply Corporation, where he was a Group Vice President and a corporate officer when American Hospital was acquired by Baxter. Mr. Quinn is also the Chairman of the Board and Chief Executive Officer of American Safety Razor Company and Archibald Candy Corporation, Chairman of the Board of Motors and Gears, Inc. and Jordan Telecommunication Products, Inc. and a director of AmeriKing, Inc. and Welcome Home, as well as other privately held companies. In January 1997, Welcome Home filed a voluntary petition for bankruptcy.

     MR. STEINBERG has served as a director of the Company since 1988. Since 1979, Mr. Steinberg has been the President and a director of Leucadia National Corporation, a bank holding company. He is also a Trustee of New York University.

     MR. ZALAZNICK has served as a director of the Company since June 1997. Since 1982, Mr. Zalaznick has been a managing partner of The Jordan Company. Mr. Zalaznick is also a director of Carmike Cinemas, Inc., AmeriKing, Inc., Marisa Christina, Inc., Motors and Gears, Inc., Apparel Ventures, Inc., American Safety Razor Company, Jackson Products, Inc., GFSI, Inc., GFSI Holdings, Inc. and Jordan Telecommunication Products, Inc., as well as other privately held companies.

     MR. BOUCHER has served as a Vice President, Assistant Secretary and a director of the Company since 1988. Since 1983, Mr. Boucher has been a partner of The Jordan Company. Mr. Boucher is also a director of American Safety Razor Company, Jordan Telecommunication Products, Inc. and Motors and Gears, Inc., as well as other privately held companies. In December 1996, Mr. Boucher resigned as a director and officer of Welcome Home. In January 1997, Welcome Home filed a voluntary petition for bankruptcy.

     MR. FISHER has served as a director, General Counsel and Secretary since 1988. Since February 1999, Mr. Fisher has been a member of the law firm of Sonnenschein Nath & Rosenthal, a firm that represents the Company in various legal matters. From June 1995 until February 1999, Mr. Fisher was a member of the law firm of Bryan Cave LLP. For 27 years, Mr. Fisher was a member of the law firm of Smith, Gill, Fisher & Butts, P.C., which combined with Bryan Cave LLP in June 1995.


EXECUTIVE COMPENSATION

     The following table shows the cash compensation paid by the Company, for the three years ended December 31, 1998, for services in all capacities to the Chief Executive Officer and the President and Chief Operating Officer of the Company.

                        SUMMARY COMPENSATION TABLE (1)

                                                       ANNUAL COMPENSATION
                                          ----------------------------------------------
                                                                          OTHER ANNUAL
NAME AND PRINCIPAL POSITION       YEAR       SALARY         BONUS         COMPENSATION
------------------------------   ------   -----------   -------------   ----------------
John W. Jordan, II,              1998        --             --              --
 Chief Executive Officer (2)     1997        --             --              --
                                 1996        --             --              --
Thomas H. Quinn                  1998     $600,000      $1,402,950      $ 36,685
 President and Chief             1997      500,000       2,392,524       870,000(3)
 Operating Officer               1996      500,000       1,850,750          --

----------
(1) The aggregate number of shares of restricted common stock held by the Company's executive officers and directors at December 31, 1998 was 5,000 shares, consisting of 4,000 shares held by Mr. Quinn and 1,000 shares held by Mr. Boucher. The value of the restricted shares is not able to be calculated because there is no market price for shares of the Company's unrestricted common stock. Dividends will be paid on the restricted shares to the same extent paid on unrestricted shares. See "Management--Restricted Stock Agreements."

(2) Mr. Jordan derived his compensation from the Jordan Company and Jordan/Zalaznick Capital Company for his services to the Company and its subsidiaries. He received no compensation from the Company or its subsidiaries for his services as Chief Executive Officer.

(3) Represents the difference between the amount paid for 1,500 shares of common stock and the related market value of the stock.


     Employment Agreement. Mr. Quinn has an employment agreement with the Company which provides for his employment as President and Chief Operating Officer of the Company. The employment agreement can be terminated at any time by the Company. His base salary is $600,000 per year, and he is provided with a guaranteed bonus of $100,000 per year, which amounts are inclusive of any compensation, fees, salary, bonuses or other payments to Mr. Quinn by any of the subsidiaries or affiliates of the Company or affiliates of The Jordan Company. Under the employment agreement, if Mr. Quinn's employment is terminated for reasons other than voluntary termination, cause, disability or death, he will be paid a severance payment equal to the greater of $350,000 or the sum of his most recent base annual salary plus $100,000. If employment is terminated for reasons of cause or voluntary termination, no severance payment is made. The Company maintains a $5.0 million "key man" life insurance policy on Mr. Quinn under which the Company is the beneficiary.

     Restricted Stock Agreements. The Company is a party to restricted stock agreements, dated as of February 25, 1988, with each of Messrs. Quinn and Boucher, pursuant to which they were issued shares of Common Stock which, for purposes of such restricted stock agreements, were classified as "Group 1 Shares" or "Group 2 Shares." Messrs. Quinn and Boucher were issued 3,500 and 1,870.7676 Group 1 shares, respectively, and 4,000 and 1,000 Group 2 Shares, respectively, at $4.00 per share. The Group 1 Shares are not subject to repurchase or contractual restrictions on transfer pursuant to the Restricted Stock Agreements. The Group 2 Shares are subject to repurchase at cost, in the event that Messrs. Quinn or Boucher ceases to be employed (as a partner, officer or employee) by the Company, The Jordan Company, Jordan/Zalaznick Capital Company or any reconstitution thereof conducting similar business activities in which they are a partner, officer or employee. If such person ceases to be so employed prior to January 1, 2003, the Group 2 Shares can also be repurchased at cost, unless such person releases and terminates such repurchase option by making a payment of $300.00 per share to the Company. Certain adjustments to the foregoing occur in the event of the death or disability of any of the partners of The Jordan Company or Jordan/Zalaznick Capital Company, the death or disability of such person, or the sale of the Company. On January 1, 1992, the Company issued Messrs. Quinn and Boucher 600 and 533.8386 shares, respectively, at $107.00 per share, pursuant to similar Restricted Stock Agreements, dated as of January 1, 1992, under which such shares were effectively treated as "Group 1 Shares." On December 31, 1992, the Company issued an additional 400 shares to Mr. Quinn for $107.00 per share pursuant to similar Restricted Stock Agreements, under which such shares were effectively treated as "Group 1 Shares." The purchase price per share was based upon an independent appraiser's valuation of the shares of Common Stock at the time of their issuance. In June 1997, the Company issued an additional 1,500 shares to Mr. Quinn for approximately $86.67 per share pursuant to a similar Restricted Stock Agreement, under which such shares were effectively treated as "Group 1 Shares." These shares were issued by the Company to provide a long-term incentive to the recipients to advance the Company's business and financial interest.


     Directors' Compensation. We compensate our directors quarterly, at the rate of $20,000 per year for each director. The Indenture permits director fees of up to $250,000 per year in the aggregate. In addition, we reimburse directors for their travel and other expenses incurred in connection with attending Board meetings (and committees thereof) and otherwise performing their duties as directors of the Company.

                            PRINCIPAL STOCKHOLDERS


     The following table furnishes information, as of March 31, 1999, as to the beneficial ownership of the Company's common stock by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director and executive officer of the Company, and
(iii) all officers and directors of the Company as a group.




                                                                  AMOUNT OF BENEFICIAL OWNERSHIP
                                                                  ------------------------------
                                                                      NUMBER OF       PERCENTAGE
                                                                       SHARES         OWNED (1)
EXECUTIVE OFFICER AND DIRECTORS:                                  ----------------   -----------
John W. Jordan II (2)(3)(4) ...................................       41,820.9087        42.5%
David W. Zalaznick (3)(5)(6) ..................................       19,965.0000        20.3%
Thomas H. Quinn (7) ...........................................       10,000.0000        10.2%
Jonathan F. Boucher (8) .......................................        5,533.8386         5.6%
G. Robert Fisher (4)(9) .......................................          624.3496         0.6%
Joseph S. Steinberg (10) ......................................            0.0000         0.0%
All directors and officers as a group (6 persons) (3) .........       87,914.0968        89.3%
OTHER PRINCIPAL STOCKHOLDERS:
Leucadia Investors, Inc. (3) ..................................        9,969.9999        10.1%

----------
(1) Calculated pursuant to Rule 13d-3(d) under the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purposes of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. As of December 31, 1998, there were 98,501.0004 shares of common stock issued and outstanding.

(2) Includes 1 share held personally and 41,819.9087 shares held by John W. Jordan II Revocable Trust. Does not include 309.2933 shares held by Daly Jordan O'Brien, the sister of Mr. Jordan, 309.2933 shares held by Elizabeth O'Brien Jordan, the sister of Mr. Jordan or 309.2933 shares held by George Cook Jordan, Jr., the brother of Mr. Jordan.

(3) Does not include 100 shares held by Jordan/Zalaznick Capital Company or 3,500 shares of Common Stock held by JZ Equity Partners PLC, a publicly traded U.K. investment trust advised by an Affiliate of The Jordan Company (controlled by Messrs. Jordan and Zalaznick). Mr. Jordan, Mr. Zalaznick and Leucadia, Inc. are the sole partners of Jordan/Zalaznick Capital Company. Mr. Jordan and Mr. Zalaznick own and manage the advisor to JZ Equity Partners PLC.

(4) Does not include 3,248.3332 shares held by The Jordan Family Trust, of which John W. Jordan II, George Cook Jordan, Jr. and G. Robert Fisher are the trustees.

(5) Does not include 82.1697 shares held by Bruce Zalaznick, the brother of Mr. Zalaznick.

(6) Excludes 2,541.4237 shares that are held by John W. Jordan II Revocable Trust, but which may be purchased by Mr. Zalaznick, and must be purchased by Mr. Zalaznick, under certain circumstances, pursuant to an agreement, dated as of October 27, 1988, between Mr. Jordan and Mr. Zalaznick.

(7) Includes 4,000 shares which are treated as "Group 2 Shares" pursuant to the terms of a Restricted Stock Agreement between Mr. Quinn and the Company. See "Management--Restricted Stock Agreements."

(8) Includes 1,000 shares which are treated as "Group 2 Shares" pursuant to the terms of a Restricted Stock Agreement between Mr. Boucher and the Company. See "Management--Restricted Stock Agreements."

(9) Includes 624.3496 shares held by G. Robert Fisher, as Trustee of the G. Robert Fisher Irrevocable Gift Trust, U.T.I., dated December 26, 1990.

(10) Excludes 9,969.9999 shares held by Leucadia Investors, Inc., of which Joseph S. Steinberg is President and a director.

     The following table furnishes information, as of March 31, 1999, as to the beneficial ownership of the common stock of Jordan Telecommunication Products, Inc. ("JTP"), Motors and Gears, Inc. ("M&G") and Jordan Specialty Plastics ("JSP") by (i) each director and executive officer of Jordan Industries, and
(ii) all officers and directors of Jordan Industries as a group.

                                                                    AMOUNT OF BENEFICIAL OWNERSHIP
                                       ----------------------------------------------------------------------------------------
                                                    JTP                           M&G                          JSP
                                       ------------------------------ ---------------------------- ----------------------------
                                           NUMBER OF      PERCENTAGE     NUMBER OF     PERCENTAGE      NUMBER OF     PERCENTAGE
                                             SHARES        OWNED(1)        SHARES       OWNED(1)        SHARES        OWNED(1)
                                       ----------------- ------------ --------------- ------------ ---------------- -----------
EXECUTIVE OFFICERS AND
 DIRECTORS:
John W. Jordan II (2)(3)(4) ..........     379,349.1691       38.2        7,136.8809       36.2        36,088.7050       37.2
David W. Zalaznick (3)(5)(6) .........     183,073.2676       18.4        3,531.2473       17.9        17,228.4800       17.8
Thomas W. Quinn ......................      89,804.6030        9.0        1,799.7294        9.1         8,629.3700        8.9
Jonathan F. Boucher ..................     52,935,1436         5.3        1,116.5587        5.7         4,775.3850        4.9
G. Robert Fisher (4)(6) ..............       5,606.9406         *           103.0008         *            538.8150         *
Joseph S. Steinberg (7) ..............           0.0000         *             0.0000         *              0.0000         *
All directors and officers as a
 group (6 persons)(3) ................     710,769.1239       71.6       13,687.4171       69.5        67,260.7550       69.3

----------
*     Represents less than 1% of the outstanding shares of common stock.

(1) Calculated pursuant to Rule 13d-3(d) under the Exchange Act. Under rule 13d-3(d), shares not outstanding, which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. As of March 31, 1999, JTP, M&G and JSP had 983,916.6667, 19,700 and 97,000,
      respectively, shares of common stock issued and outstanding.

(2) Includes 8.9820 shares of JTP, 0.1650 shares of M&G and 0.85 shares of JSP held personally and 379,340.1871 shares of JTP, 7,136.7159 shares of M&G and 36,087.850 shares of JSP held by the John W. Jordan II Revocable Trust. Does not include 2,777.5927 shares of JTP , 51.025 shares of M&G and 266.9 shares of JSP held by Daly Jordan O'Brien the sister of Mr. Jordan, 2,777.5927 shares of JTP, 51.025 shares of M&G and 266.9 shares of JSP held by Elizabeth O'Brien Jordan, the sister of Mr. Jordan, or 2,777.5927 shares of JTP, 51.025 shares of M&G and 266.9 shares of JSP held by George Cook Jordan, Jr., the brother of Mr. Jordan.

(3) Does not include 898.0451 shares of JTP, 16.4973 shares of M&G and 86.275 shares of JSP held by the Jordan/Zalaznick Capital Company or 31,431.5758 shares of JTP, 577.4053 shares of M&G and 3,020.3050 shares of JSP held by JZ Equity Partners PLC.

(4) Does not include 29,171.4943 shares of JTP, 535.8871 shares of M&G and 2,803.13 shares of JSP held by The Jordan Family Trust.

(5) Does not include 737,8205 shares of JTP, 13.5558 shares of M&G and 70.89 shares of JSP held by Bruce Zalaznick, the brother of Mr. Zalaznick.

(6) Includes 5,606.9406 shares of JTP, 103.0008 shares of M&G and 538.815 shares of JSP held by G. Robert Fisher, as the Trustee of the G. Robert Fisher Irrevocable Gift Trust, U.T.I., dated December 26, 1990

(7) Does not include 95,566.3378 shares of JTP, 2,019.7802 shares of M&G and 8,603.445 of JSP held by Leucadia Investors, Inc., of which Joseph S. Steinberg is President and a director.


     Stockholder Agreement. Each holder of our outstanding shares of common stock is a party to a Stockholder Agreement, dated as of June 1, 1988 (the "Stockholder Agreements"), by and among such stockholders and us. The Stockholder Agreements subject the transfer of shares of common stock by such stockholders to our right of first refusal and "co-sale" rights in favor of the other stockholders, subject to certain restrictions. Under certain circumstances, stockholders holding 60% or more of the outstanding shares of common stock, on a fully diluted basis, have certain rights to require the other stockholders to sell their shares of common stock.

                             CERTAIN TRANSACTIONS

     1997 Recapitalization and Repositioning Plan. In 1997, we recapitalized our investment in Motors and Gears and Telecommunication Products. In connection with Motors and Gears' recapitalization, Motors and Gears issued 16,250 shares of Motors and Gears common stock (representing approximately 82.5% of the outstanding shares of Motors and Gears common stock) to the Jordan Group and Motors and Gears management for total consideration of $2.2 million (of which $1.1 million was paid in cash and $1.1 million was paid through the delivery of 8% zero coupon notes due 2007). Also in connection with Motors and Gears' recapitalization, $1,500,000 of senior, non-voting 8.0% cumulative preferred stock was issued to the Jordan Group and Motors and Gears management. In connection with Telecommunication Products' recapitalization, Telecommunication Products issued 959,638.8889 shares of Telecommunication Products common stock (representing approximately 96.5% of the outstanding shares of Telecommunication Products common stock after consummation of the plan) to the Jordan Group and Telecommunication Products management for total cash consideration of approximately $1.9 million (of which $1.0 million was loaned to them by us pursuant to 8% zero coupon notes due 2007). In 1998, we repurchased 10,722.2222 shares of Telecommunication Products common stock at $2.00 per share from a Telecommunication Products executive who left the Company. As a result of each of these recapitalizations, the Jordan Group and such management own substantially all of the Motors and Gears common stock and the Telecommunication Products common stock and our investment in Motors and Gears and Telecommunication Products is evidenced only by the M&G junior preferred stock and the JTP junior preferred stock. As a matter of corporate law, the directors and majority stockholders of Motors and Gears and Telecommunication Products will owe fiduciary and other duties to Motors and Gears' and Telecommunication Products' common stockholders, which may conflict with our interests.

     In connection with Motors and Gears' recapitalization, Leucadia Investors, Inc. and Messrs. Quinn, Jordan, Zalaznick and Boucher purchased 1,644.7802, 1,649.7294, 6,899.3184 (which includes 6,899.1534 shares purchased by the John
W. Jordan II Revocable Trust, but does not include 51.0250 shares purchased by Daly Jordan O'Brien, the sister of Mr. Jordan, 51.0250 shares purchased by Elizabeth O'Brien Jordan, the sister of Mr. Jordan, 51.0250 shares purchased by George C. Jordan, Jr., the brother of Mr. Jordan, 16.4973 shares purchased by The Jordan/Zalaznick Capital Company, 535.8871 shares purchased by The Jordan Family Trust, of which Mr. Jordan is a trustee and 577.41 shares purchased by JZ Equity Partners PLC, a publicly traded U.K. investment trust advised by an affiliate of The Jordan Company (controlled by Messrs. Jordan and Zalaznick)), 3,293.6848 (which does not include 13.5558 shares purchased by Bruce Zalaznick, the brother of Mr. Zalaznick, 16.4973 shares purchased by The Jordan/Zalaznick Capital Company, 6,899.1534 shares purchased by the John W. Jordan II Revocable Trust and 577.41 shares purchased by JZ Equity Partners PLC) and 912.9337 shares of Motors and Gears common stock, respectively, from the Company for a purchase price of $135.38 per share.

     Also in connection with Motors and Gears' recapitalization, Leucadia Investors, Inc., Messrs. Quinn, Jordan, Zalaznick and Boucher were issued Motors and Gears non-voting preferred shares with initial liquidation values of $163,043.48, $65,217.39, $103,288.04 (which includes $103,288.04 issued to the
John W. Jordan II Revocable Trust, but does not include $652,173.91 issued to JII Partners), $103,288.04 (which does not include $103,288.04 issued to the John W. Jordan II Revocable Trust or $652,173.91 issued to JII Partners) and $88,532.61, respectively.

     In connection with Telecommunication Products' recapitalization, Leucadia Investors, Inc., Messrs. Quinn, Jordan, Zalaznick and Boucher purchased 95,566.34, 89,804.60, 379,349.17 (which includes 379,340.19 shares purchased by the John W. Jordan II Revocable Trust, but does not include 2,777.59 shares purchased by Daly Jordan O'Brien, the sister of Mr. Jordan, 2,777.59 shares purchased by Elizabeth O'Brien Jordan, the sister of Mr. Jordan, 2,777.59 shares purchased by George C. Jordan, Jr., the brother of Mr. Jordan, 898.05 shares purchased by The Jordan/Zalaznick Capital Company, 29,171.49 shares purchased by The Jordan Family Trust, of which Mr. Jordan is a trustee, 40,208.33 shares purchased by JII Partners and 31,431.58 shares purchased by JZ Equity Partners PLC), 183,073.27 (which does not include 737.82 shares purchased by Bruce Zalaznick, the brother of Mr.

Zalaznick, 898.05 shares purchased by The Jordan/Zalaznick Capital Company, 379,340.19 shares purchased by the John W. Jordan II Revocable Trust, 40,208.33 shares purchased by JII Partners and 31,431.58 shares purchased by JZ Equity Partners PLC) and 52,935.14 shares of Telecommunication Products common stock, respectively, from us for a purchase price of $2.00 per share.

     Formation of Specialty Plastics. On February 9, 1998, we completed the formation of Specialty Plastics, Inc. as a Restricted Subsidiary under our indentures. We sold the stock of Beemak and Sate-Lite to Specialty Plastics for $11.5 million of preferred stock, which will accrete at plus or minus 97.5% of the cumulative net income or net loss, as the case may be, of Specialty Plastics through the earlier of an Early Redemption Event (as defined) or March 31, 2003. We will also keep our intercompany notes with Sate-Lite ($1.2 million at January 31, 1998) and Beemak ($9.8 million at January 31, 1998).

     Specialty Plastics Recapitalization Plan. In 1998, we recapitalized our investment in Specialty Plastics. In connection with Specialty Plastics' recapitalization, Specialty Plastics issued 97,000 shares of Specialty Plastics common stock (representing 97.0% of the Specialty Plastics common stock after consummation of the plan) to the Jordan Group for total cash consideration of $97,000. As a result of this recapitalization, the Jordan Group and management own substantially all of the Specialty Plastics common stock, and our investment in Specialty Plastics is evidenced only by the JSP junior preferred stock. As a matter of corporate law, the directors and majority stockholders of Specialty Plastics will owe fiduciary and other duties to Specialty Plastics' common stockholders, which may conflict with our interests.

     In connection with Specialty Plastics' recapitalization, Leucadia Investors, Inc., Messrs. Quinn, Jordan, Zalaznick and Boucher purchased 8,603.4450, 8,629.3700, 36,087.8550 (which includes 36,087.8550 shares purchased by the John W. Jordan II Revocable Trust, but does not include
266.9000 shares purchased by Daly Jordan O'Brien, the sister of Mr. Jordan,
266.9000 shares purchased by Elizabeth O'Brien Jordan, the sister of Mr. Jordan, 266.9000 shares purchased by George C. Jordan, Jr., the brother of Mr. Jordan, 86.2750 shares purchased by The Jordan/Zalaznick Capital Company, 2,803.1300 shares purchased by The Jordan Family Trust, of which Mr. Jordan is a trustee, 11,000.0000 shares purchased by JII Partners and 3,020.3050 shares purchased by JZ Equity Partners PLC), 17,228.4800 (which does not include
70.8900 shares purchased by Bruce Zalaznick, the brother of Mr. Zalaznick,
86.2750 shares purchased by The Jordan/Zalaznick Capital Company, 36,087.8550 shares purchased by the John W. Jordan II Revocable Trust, 11,000.0000 shares purchased by JII Partners and 3,020.3050 shares purchased by JZ Equity Partners
PLC) and 4,775.3850 shares of Specialty Plastics common stock, respectively, from us for a purchase price of $1.00 per share.

     Each of those recapitalizations permit the Jordan Group, the Company's stockholders and management of Motors and Gears, Telecommunication Products and Specialty Plastics, to invest directly in Motors and Gears, Telecommunication Products and Specialty Plastics, respectively. If, in the future, the M&G junior preferred stock or the JTP junior preferred stock is redeemed, as well as under certain other circumstances, we could be required to pay substantial income tax liabilities resulting from the deconsolidation of these subsidiaries from the Company's consolidated group for Federal income tax purposes. See "Risk Factors--Consequences of Subsidiary Deconsolidation," "Risk Factors--Acquisition and Reorganization Strategies" and "1997 Recapitalization and Repositioning Plan."

     Motors and Gears Holdings, Inc. Discount Notes. In December 1997, we made an investment through the purchase of $20.0 million initial accreted value of 13 1/2% senior discount notes issued by Motors and Gears Holdings, Inc. These notes were issued at a deep discount, accrue interest at the rate of 13 1/2% per annum and are non-cash pay through December 15, 2002. These notes are redeemable at the option of Motors and Gears Holdings, Inc., in whole or in part, at anytime. These notes mature on December 15, 2007.

     Service Agreements. Each of our subsidiaries (other than certain of the subsidiaries of Bond Technologies and Dura-Line) are parties to advisory agreements with us (the "Subsidiary Advisory Agreements"), pursuant to which such subsidiaries will pay to us (i) investment banking and sponsorship fees of up to 2.0% of the purchase price of acquisitions, joint ventures, minority investments or sales involving such subsidiaries or their respective businesses or properties; (ii) financial advisory fees of up to 1.0% of any debt, equity or other financing or refinancing involving such subsidiary, in each case, arranged with the assistance of the Company or its affiliates; and (iii) reimbursement for our out-of-pocket costs in connection with providing such services. The Subsidiary Advisory Agreements contain customary indemnities in favor of the Company, The Jordan Company and TJC Management Corporation (an affiliate of the Jordan Company) in connection with such services. Pursuant to the TJC Management Consulting Agreement, we, in turn, will also pay to TJC Management Corporation one-half of such investment banking, sponsorship and financial advisory fees and its portion of such cost reimbursements, unless otherwise determined by our Board of Directors. The Subsidiary Advisory Agreements will expire in December 2007, but are automatically renewed after such date for successive one-year terms, unless any party provides written notice of termination 60 days prior to the scheduled renewal date. We received fees of $4.6 million for 1997 pursuant to the Subsidiary Advisory Agreements and $1.2 million in 1998. No such fees or cost reimbursements were accrued or unpaid in 1997 or 1998.

     We have entered into a consulting services agreement with TJC Management Corporation (the "TJC Management Consulting Agreement"), pursuant to which we will pay to TJC Management Corporation (i) annual consulting fees of $3.0 million, payable quarterly; (ii) one-half of the investment banking sponsorship and financing advisory fees paid to us pursuant to the Subsidiary Advisory Agreements, unless otherwise determined by our Board of Directors; (iii) (A) investment banking and sponsorship fees of up to 2.0% of the purchase price of acquisitions, joint ventures and minority investments or sales involving us or our subsidiaries (other than Motors and Gears, Specialty Plastics, Telecommunication Products and other subsidiaries that are a party to any of the Subsidiary Advisory Agreements) and (B) financial advisory fees of up to one-half of 1.0% of any debt, equity or other financing or refinancing involving us or such subsidiaries, in each case, arranged with the assistance of TJC Management Corporation or its affiliates, unless otherwise determined by the Board of Directors of TJC Management Corporation; and (iv) reimbursement for TJC Management Corporation's and The Jordan Company's out-of-pocket costs incurred in connection with providing such services. The TJC Management Consulting Agreement also contains customary indemnities in favor of TJC Management Corporation and The Jordan Company in connection with such services. In consideration for these fees, the services of Mr. Jordan and the investment banking, sponsorship and advisory services of The Jordan Company will be provided to us. The TJC Management Consulting Agreement will expire in December 2007, but is automatically renewed after such date for successive one-year terms, unless either party provides written notice of termination 60 days prior to the scheduled renewal date. Pursuant to this Agreement, we paid, on our behalf and that of our subsidiaries, to TJC Management Corporation and The Jordan Company fees and cost reimbursements of approximately $7.3 million in 1997 and approximately $6.0 million in 1998. In addition, $4.9 million of such fees and cost reimbursements are accrued and unpaid in respect of 1997 and $4.1 million are accrued and unpaid in respect of 1998.

     Each of our subsidiaries (other than certain of the subsidiaries of Bond Technologies and Dura-Line) are parties to consulting agreements with us (the "Subsidiary Consulting Agreements"), pursuant to which they will pay to us annual consulting fees of 1.0% of such subsidiary's net sales for such services, payable quarterly, and will reimburse us for our out-of-pocket costs related to its services. In the Subsidiary Consulting Agreements relating to Motors and Gears, Specialty Plastics and Telecommunication Products, we (but not our affiliates, including The Jordan Company) are obligated to present all acquisition, business and investment opportunities that relate to manufacturing, assembly, distribution or marketing of products and services in the motors and gears and telecommunications and data communications industries to Motors and Gears, Specialty Plastics and Telecommunication Products, respectively, and we are not permitted to pursue such opportunities or present them to third parties unless Motors and Gears, Specialty Plastics or Telecommunication Products, as applicable, determine not to pursue such opportunities or Motors and Gears, Specialty Plastics or Telecommunication Products, as applicable, consent thereto. The Subsidiary Consulting Agreements do not prohibit our affiliates from pursuing such opportunities or offering them to third parties without Motors and Gears', Specialty Plastics' or Telecommunication Products' consent, as the case may be. The Subsidiary Consulting Agreements expire in December 2007, but are automatically renewed for successive one year terms, unless either party to the agreement provides written notice of termination 60 days prior to the scheduled renewal date. We received $14.5 million in connection with the Subsidiary Consulting Agreements in 1997 and $22.8 million in 1998. In addition $6.3 million of such fees and cost reimbursements are accrued and unpaid in respect of 1997 and $2.9 million are accrued and unpaid in respect of 1998.

     Our Nonrestricted Subsidiary, JI Properties, Inc., entered into a services agreement (the "JI Properties Services Agreement") with us and each of our other subsidiaries (other than certain subsidiaries of Bond Technologies and Dura-Line), pursuant to which JI Properties will provide certain real estate, other assets, transportation and related services to us and such subsidiaries. JI Properties' current capital leases are guaranteed by us. Pursuant to the JI Properties Services Agreement, our subsidiaries will be charged their allocable portion of such services and related costs based upon their usage of such services and their relative revenues as compared with other subsidiaries. The JI Properties Services Agreement will expire in December 2007, but is automatically renewed for successive one year terms, unless either party provides written notice of termination 60 days prior to the scheduled renewal date. We received $0.3 million pursuant to the JI Properties Services Agreement in 1997 and $1.6 million in 1998. In addition, $0.6 million of such fees and cost reimbursements are accrued and unpaid in respect of 1997 and $0.9 million are accrued and unpaid in respect of 1998.

     We also allocate overhead, general and administrative charges and expenses among us and our subsidiaries based on the respective revenues and usage of corporate overhead by us and our subsidiaries. We received $1.8 million in 1997 and $4.1 million in 1998 in respect of overhead allocation reimbursement.

     Three companies that are not our subsidiaries -- Healthcare Holdings, Sourcelink, Inc. and Saldon Holdings, Inc. -- are also party to service and fee agreements with us, pursuant to which such companies will pay to us (i) investment banking and sponsorship fees of up to 2.0% of the purchase price of acquisitions, joint ventures, minority investments or sales involving such subsidiaries or their respective businesses or properties; (ii) financial advisory fees of up to 1.0% of any debt, equity or other financing or refinancing involving such company, in each case, arranged with our assistance or that of our affiliates; (iii) fees of 3.0% of EBITDA (as defined); and (iv) reimbursement for our out-of-pocket costs in connection with providing such services. These fee agreements contain customary indemnities in favor of the Company, The Jordan Company and TJC Management Corporation in connection with such services. Pursuant to the TJC Management Consulting Agreement, we, in turn, will also pay to TJC Management Corporation one-half of such investment banking, sponsorship and financial advisory fees and its portion of such cost reimbursements, unless otherwise determined by our Board of Directors. These fee agreements will expire in either 2007 or 2008, but are automatically renewed after such date for successive one-year terms, unless any party provides written notice of termination 60 days prior to the scheduled renewal date. We received fees of $1.0 million for 1997 pursuant to these fee agreements and $3.3 million in 1998. In addition, $0.2 million of such fees and cost reimbursements are accrued and unpaid in respect of 1997 and $1.0 million are accrued and unpaid in respect of 1998.

     Transaction Fees. We will pay $0.8 million of investment banking, sponsorship and financial advisory fees to TJC Management Corporation in connection with the offering of the series C senior notes and the acquisition of Alma Products.

     Tax Sharing Agreements. Each of our subsidiaries and we are parties to a tax sharing agreement. Pursuant to these tax sharing agreements, each of our consolidated subsidiaries pays to us, on an annual basis, an amount determined by reference to the separate return tax liability of the subsidiary as defined in Treasury Regulation Section 1.1552-1(a)(2)(ii). We received payments of $5.3 million and $3.9 million, respectively, from our subsidiaries pursuant to the tax sharing agreements in the year ended December 31, 1997 and the year ended December 31, 1998, respectively. These income tax payments reflected a Federal income tax rate of approximately 34% of each subsidiary's pre-tax income.

     Upon redemption of the junior preferred stock of Motors and Gears, Specialty Plastics or Telecommunication Products, or upon other circumstances that cause Motors and Gears, Specialty Plastics or Telecommunication Products and their respective subsidiaries to cease to be our tax-consolidated subsidiaries, Motors and Gears, Specialty Plastics or Telecommunication Products, as the case may be, and their respective subsidiaries will be released from making any further payments under the tax sharing agreements. While the release will discharge Motors and Gears, Specialty Plastics or Telecommunication Products and their respective subsidiaries from making future income tax payments to us, Motors and Gears, Specialty Plastics or Telecommunication Products and their respective subsidiaries, as the case may be, will remain contingently liable to us under the tax sharing agreements in respect of any increases in their separate return tax liability for periods prior to such deconsolidations.

     Fannie May. On July 2, 1997, Fannie May Holdings, Inc. ("Fannie May") engaged in a refinancing of substantially all its indebtedness. After the 1997 refinancing, we held approximately 15.1% of the outstanding common stock of Fannie May as well as preferred stock with a liquidation value of $1.5 million. Fannie May's Chief Executive Officer is Mr. Quinn, and its stockholders include Messrs. Jordan, Quinn, Zalaznick and Boucher, who are our directors and stockholders, as well as other partners, principals and associates of The Jordan Company who are also our stockholders. Fannie May, which is also known as "Fannie May Candies," is a manufacturer and marketer of kitchen-fresh, high-end boxed chocolates through its 337 company-owned retail stores and through third party retail and non-retail sales channels. Its products are marketed under both the "Fannie May" and "Fanny Farmer" brand names.

     JIR. On June 23, 1998, we made approximately $0.8 million of unsecured advances to JIR, Inc., JIR Broadcast, Inc. and JIR Paging, Inc. Each of these company's Chief Executive Officer is Mr. Quinn, and its stockholders include Messrs. Jordan, Quinn, Zalaznick and Boucher, who are our directors and stockholders, as well as other partners, principals and associates of The Jordan Company who are also our stockholders. These companies are engaged in the development of businesses in Russia, including in the broadcast and paging sectors.

     JZ International, Ltd. In November, 1998, Motors and Gears invested $5.6 million in the Class A Preferred Stock and $1.7 million in Class B Preferred Stock of JZ International, Ltd. Motors and Gears expects to make an additional $5.0 million of investments in JZ International's Class A Preferred Stock. JZ International's Chief Executive Officer is David W. Zalaznick, and its stockholders include Messrs. Jordan, Quinn, Zalaznick and Boucher, who are our directors and stockholders, as well as other partners, principals and associates of The Jordan Company who are also our stockholders. JZ International is a merchant bank located in London, England that is focused on making European and other international investments.

     CBD Networks, Inc. During 1998, we made approximately $1.4 million of unsecured advances to CBD Networks, Inc. We expect to form a new, Nonrestricted Subsidiary to acquire all or substantially all of the business and assets of CBD Networks in the near future, pursuant to which we will invest $3.5 million in a five-year unsecured note, bearing interest at 10% per annum, and a warrant, exercisable for 10% of the issued and outstanding common stock of CBD Networks. We expect that substantially all of the issued and outstanding common stock of the company that acquires the business of CBD Networks will be owned by our stockholders and the management of CBD Networks. CBD Networks is a provider of Internet access for approximately 10,000 customers.

     Healthcare Products Holdings, Inc. During 1998, we made approximately $1.0 million of unsecured advances to Healthcare Products Holdings, Inc. Healthcare Products Holdings' Chief Executive Officer is Thomas H. Quinn, and its stockholders include Messrs. Jordan, Quinn, Zalaznick and Boucher, who are our directors and stockholders, as well as other partners, principals and associates of The Jordan Company who are also our stockholders.

     Employment Agreements; Stock Transactions. On February 25, 1988, we entered into an employment agreement with Thomas H. Quinn, pursuant to which Mr. Quinn became our President and Chief Operating Officer, effective January 1, 1988. See "Management--Executive Compensation--Employment Agreement."

     Legal Counsel. Mr. G. Robert Fisher, one of our directors, and our general counsel and secretary, is also a partner of Sonnenschein Nath & Rosenthal, and was a partner of Bryan Cave LLP, and was a partner of Smith, Gill, Fisher & Butts which merged into Bryan Cave LLP. Mr. Fisher and his law firms have represented us and The Jordan Company in the past, and we expect them to continue representing each of us in the future. In 1997 and 1998, while Mr. Fisher was a partner of Bryan Cave LLP, we paid Bryan Cave LLP approximately $1.8 million and $1.1 million, respectively, in fees and expenses.


     Stock Appreciation Rights Payments. In connection with acquiring our subsidiaries, the sellers of the subsidiaries, who usually included the subsidiary's management, often receive seller notes, stock, stock appreciation rights and special bonus plans in respect of those subsidiaries. In April 1997, we paid and purchased stock appreciation rights and related interests at three companies. At Dura-Line, we agreed to pay $15.4 million to purchase Dura-Line stock appreciation rights from the president and chief financial officer of Dura-Line (of which $9.4 million was paid in April 1997, $1.0 million was paid in March 1998, and $5.0 million is payable in annual installments through
2002), and redeemed $1.9 million of Dura-Line preferred stock held by the president and chief financial officer of Dura-Line in April 1998. At Aim Electronics and Cambridge, we paid a total of $6.2 million to purchase Aim Electronics and Cambridge stock appreciation rights (based upon 20% of Aim Electronics' and Cambridge's appreciation from 1989 to 1996) from the estate of the former president of Aim Electronics and Cambridge. Each of these payments and purchases in respect of the stock appreciation rights was expensed for financial reporting purposes.


     Sale of Telecommunication Products Common Stock. Telecommunication Products has agreed to sell 10,000 shares of its common stock to Harold Bevis, the Chief Executive Officer of Telecommunication Products, for $2.00 per share.



     Directors and Officers Indemnification. We have entered into indemnification agreements with each member of our Board of Directors whereby we have agreed, subject to certain exceptions, to indemnify and hold harmless each director from liabilities incurred as a result of such person's status as one of our directors. See "Management--Our Directors and Executive Officers."


     Future Arrangements. We have adopted a policy that future transactions between us and our officers, directors and other affiliates (including the Motors and Gears, the Specialty Plastics and the Telecommunication Products subsidiaries) must (i) be approved by a majority of the members of our Board of Directors and by a majority of the disinterested members of our Board of Directors and (ii) be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                 1997 RECAPITALIZATION AND REPOSITIONING PLAN

     In 1997, we implemented a plan to recapitalize and reposition our subsidiaries in order to establish them as more independent, stand-alone, industry-focused companies, to provide us with additional financial and operational flexibility and to allow our stockholders and the management of Telecommunication Products and Motors and Gears to invest directly in those entities.

     The principal elements of this plan included the following:

     The Series B Senior Notes Offering. We issued the series B senior notes on October 3, 1997 in a registered exchange offer for our 10 3/8% series A senior notes which were issued and sold on July 25, 1997 for net proceeds of approximately $113 million.

     Jordan Telecommunication Products Recapitalization. We formed Jordan Telecommunication Products, Inc., which acquired all of the Telecommunication Products subsidiaries from Jordan Industries in a series of transactions for aggregate consideration of $294.0 million, consisting of $284.0 million of cash proceeds and $10.0 million of assumed obligations. As part of that recapitalization, we purchased $20.0 million of aggregate initial liquidation preference of JTP junior preferred stock, resulting in net cash proceeds to us of $264.0 million. See "Risk Factors--Consequences of Subsidiary Deconsolidation," "Certain Transactions--1997 Recapitalization and Repositioning Plan" and "Description of Capital Stock--Subsidiary Securities--JTP Junior Preferred Stock."

     Jordan Telecommunication Products Offering. Jordan Telecommunication Products, Inc. sold $190.0 million of senior notes, $85.0 million of initial accreted value of senior discount notes and units consisting of senior preferred stock with an aggregate liquidation preference of $25.0 million and shares of common stock, which was completed concurrently with the offering of series B senior notes.

     Fannie May Refinancing. Fannie May refinanced its indebtedness, including the notes held by us in an aggregate principal amount (together with accrued interest) of $14.4 million at June 30, 1997. We received net cash proceeds of approximately $17.4 million from the Fannie May refinancing. See "Certain Transactions--Fannie May."

     Credit Agreement. JII, Inc., one of our subsidiaries, established the Credit Agreement by amending and restating the prior JII Credit Agreement. The Credit Agreement provides us and certain of our subsidiaries with a revolving credit and letter of credit facility of up to $75.0 million, of which $50.0 million was drawn on as of December 31, 1998. See "Description of Certain Indebtedness--Credit Agreements."

     Reclassification of Subsidiaries. We reclassified the Specialty Printing and Labeling subsidiaries as Restricted Subsidiaries for purposes of our indentures, which subjects Specialty Printing and Labeling subsidiaries to the restrictive covenants of those indentures, and we reclassified JI Properties as a Nonrestricted Subsidiary for the purposes of the indentures. Following this reclassification, Jordan Industries continues to guaranty JI Properties' current capital leases.

     The net proceeds from the foregoing were used as follows:

     Repayment of the Old Credit Agreements. We repaid in full approximately $78.0 million aggregate principal amount of indebtedness under our prior credit agreements.

     Tender Offer and Consent Solicitation for the Series B Senior Notes. We completed a tender offer for substantially all of our series B 10 3/8% senior notes due 2003 and an accompanying consent solicitation to amend the related indenture, and paid related fees and expenses.

     Consent Solicitation for the Discount Debentures. We completed a consent solicitation for the discount debentures which included (1) the adoption of certain amendments to the indenture governing the discount debentures and (2) the payment of fees and expenses relating to the consent solicitation.

     In addition, as part of our strategy to make complementary acquisitions and to divest non-core businesses, we have executed the following transactions as additional elements of this plan:

     Motors and Gears Recapitalization. In May 1997, we recapitalized our investment in Motors and Gears through the amendment and restatement of our preferred stock investment in Motors and Gears involving, among other things, increasing to $42.0 million of the initial aggregate liquidation preference of the M&G junior preferred stock. In connection with that recapitalization, Motors and Gears issued 16,250 shares of Motors and Gears common stock (representing approximately 82.5% of the outstanding shares of Motors and Gears common stock) to the Jordan Group and Motors and Gears management for total consideration of $2.2 million (of which $1.1 million was paid in cash and $1.1 million was paid through the delivery of 8% zero coupon notes due 2007). See "Risk Factors--Consequences of Subsidiary Deconsolidation," "Certain Transactions" and "Description of Capital Stock--Subsidiary Securities--M&G Junior Preferred Stock."


     Acquisitions. The acquisition by Telecommunication Products of the assets of LoDan for approximately $17.0 million in May 1997, and the acquisition by Motors and Gears of the stock of Fir for approximately $51.3 million in June 1997.


     Dispositions. The sale of Hudson in May 1997 for approximately $35.0 million, and the sale of Paw Print to an affiliate in July 1997 for approximately $10.0 million in net cash proceeds and approximately $2.5 million of assumed debt.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of certain terms of our indebtedness.


CREDIT AGREEMENTS

     Credit Agreement. On July 25, 1997, JII, Inc., one of our subsidiaries, entered into a credit agreement (the "Credit Agreement") under which JII, Inc. is able to borrow, on behalf of Jordan Industries, to fund acquisitions, provide working capital and for other general corporate purposes. The Credit Agreement provides for a revolving line of credit of $75.0 million over a term of five years. Outstanding borrowings carry a floating rate, at JII, Inc.'s option, equal to the Eurodollar rate +2.00% or the Base Rate +.50%. The indebtedness of JII, Inc. is secured by a pledge of substantially all of the assets of the Restricted Group, and is guaranteed by the Restricted Group. At March 31, 1999, there were no amounts outstanding under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Other Credit Facilities. On July 25, 1997, JTP Industries, Inc., a subsidiary of Jordan Telecommunication Products, Inc., entered into an agreement (the "JTP Credit Agreement"), under which Telecommunication Products is able to borrow to fund acquisitions, provide working capital and for other general corporate purposes. The JTP Credit Agreement provides for a revolving line of credit of $110.0 million over a term of five years. Outstanding borrowings carry a floating rate, at Jordan Telecommunication Products, Inc.'s option, equal to the Eurodollar rate +2.50% or the Base Rate +1.00%. The JTP Credit Agreement is secured by a first priority security interest in substantially all of the assets of the operating subsidiaries of Telecommunication Products, including a pledge of the stock of the subsidiaries, and is guaranteed by those subsidiaries. At March 31, 1999, $80.0 million was outstanding under the JTP Credit Agreement.

     On November 7, 1996, M&G Industries, Inc., a subsidiary of Motors and Gears, Inc., entered into an agreement (the "M&G Credit Agreement"), under which Motors and Gears is able to borrow to fund acquisitions, provide working capital and for other general corporate purposes. The M&G Credit Agreement provides for a revolving line of credit of $75.0 million over a term of five years. Outstanding borrowings carry a floating rate, at Motors and Gears' option, equal to the Eurodollar rate +2.25% or the Base Rate +1.25%. The M&G Credit Agreement is secured by a first priority security interest in substantially all of the assets of the operating subsidiaries of Motors and Gears, including a pledge of the stock of the subsidiaries, and is guaranteed by those subsidiaries. At March 31, 1999, $36.0 million was outstanding under the M&G Credit Agreement.

     Motors and Gears' Fir subsidiary has a number of unsecured short-term borrowing facilities available from approximately 25 banks in the form of overdraft coverage. The total amount available under the overdraft facilities is $3.5 million at interest rates ranging from 9.5% to 10.5% at March 31, 1999. No amounts under these arrangements were outstanding at March 31, 1999.

     Dura-Line has available a line of credit from ABN-Amro Bank N.V. of Prague, Czech Republic in the amount of $0.8 million. The line of credit matures on April 23, 1999, if not renewed. At March 31, 1999, no amounts were outstanding under this line of credit. Outstanding borrowings under the line of credit carry an interest rate of 1.25% above PRIBOR (Prague Inter-Bank Offered
Rate). The applicable rate at December 1, 1998 was 14.0%. The facility is secured by the assets of Dura-Line's majority owned subsidiary, Dura-Line CT s.r.o., which is located in the Czech Republic. The facility is also guaranteed with a standby letter of credit issued by Dura-Line.


TERM LOANS

     Pamco. Pamco, a Specialty Printing and Labeling subsidiary, has a $1.3 million, 8.2% seven year mortgage with First Chicago Bank payable in monthly installments through October 2003. At March 31, 1999, $1.2 million was outstanding under the mortgage.

     Deflecto. Deflecto, a Specialty Plastics subsidiary, has a $2.4 million, .25% below prime rate, 30 year mortgage outstanding with BancOne. At March 31,
1999, $2.2 million was outstanding under the mortgage.

     Dura-Line. Dura-Line, a Telecommunication Products subsidiary, has (1) a $1.5 million term loan from Heller Financial, Inc. at 10.2% maturing in 2001,
(2) a term loan with ABN-Amro Bank N.V. for $0.9 million at 5.49% maturing in 2000 and (3) a term loan with Oriental Bank (India) for $1.5 million at 17.0% maturing in 2005.


CAPITAL LEASES

     Interest rates on capital leases range from 8.3% to 14.5%. The future minimum lease payments as of December 31, 1998 under capital leases (certain of which are capital leases of Nonrestricted Group guaranteed by the Company) consist of the following:



          1999 ...................................................   $ 6,434,000
          2000 ...................................................    12,482,000
          2001 ...................................................     4,307,000
          2002 ...................................................     3,620,000
          2003 ...................................................     9,531,000
          Thereafter .............................................       852,000
                                                                     -----------
            Total ................................................   $37,226,000
          Less amount representing interest ......................     6,893,000
                                                                     -----------
          Present value of future minimum lease payments .........   $30,333,000
                                                                     ===========

     The present value of the future minimum lease payments approximates the book value of property, plant and equipment under capital leases at December 31, 1998.


SELLER PROMISSORY NOTES

     In connection with the acquisition of Parsons, a Consumer and Industrial Products company, Parsons issued to the seller a $0.6 million 9.0% subordinated promissory note. This note matured in 1991. As of March 31, 1999, no payments have been made and no interest has been accrued by the Company in respect of the note.

     In connection with the acquisition of Deflecto, a Specialty Plastics company, Deflecto issued to a certain seller a $5.0 million 8.5% subordinated promissory note. This note is a general unsecured obligation of Deflecto, and is subordinated to borrowings under the Credit Agreement. Interest is payable annually in arrears and Deflecto is scheduled to pay installments of principal on the note of $2.5 million in 2003 and $2.5 million in 2004.

     In connection with the acquisition of Rolite, a Specialty Plastics company, Rolite issued to the seller a $0.9 million 8.5% subordinated promissory note. This note is a general unsecured obligation of Rolite, and is subordinated to borrowings under the Credit Agreement. Interest is payable annually in arrears and Rolite is scheduled to pay the entire principal amount of the note in 2002.

     In connection with the acquisition of Valmark, a Specialty Printing and Labeling company, Valmark issued to the seller a $4.0 million, 8.0% note. This note is a general unsecured obligation of Valmark, subordinated to borrowings under the Credit Agreement. Interest under the note is payable annually in arrears and Valmark is scheduled to pay installments of principal on the note of $2.0 million in 1999 and $2.0 million in 2000.

     In connection with the acquisition of Pamco, a Specialty Printing and Labeling company, Pamco issued to the sellers a $1.8 million, 8.0% note and a $2.1 million, 8.0% note. These notes are general unsecured obligations of Pamco, subordinated to borrowings under the Credit Agreement. Interest is payable annually in arrears and Pamco is scheduled to pay the principal on these notes in 2001.

     In connection with the acquisition of Seaboard, a Specialty Printing and Labeling company, Seaboard issued to the seller a $1.5 million 8.0% subordinated promissory note. This note is a general unsecured obligation of Seaboard, subordinated to borrowings under the Credit Agreement. Interest is payable annually in arrears and Seaboard is required to pay the entire principal amount of the note in 2001.

     In connection with the acquisition of LoDan, a Telecommunication Products company, LoDan issued to the Seller a $1.5 million 8.0% subordinated promissory note. This note is a general unsecured obligation of LoDan and is subordinated to borrowings under the JTP Credit Agreement. Interest is payable annually in arrears and the principal amount of the note is payable in full in 1999.

     In connection with the acquisition of Telephone Services, a Telecommunication Products company, Telephone Services issued to the sellers an aggregate of $5.0 million 8% subordinated promissory notes. These notes are general unsecured obligations of Telephone Services, and are subordinated to borrowings under the JTP Credit Agreement. Telephone Services is scheduled to pay installments of principal on the notes of $1.275 million in 2002, $2.5 million in 2003 and $1.225 million in 2004.

     In connection with the acquisition of K&S Sheet Metal, a Telecommunication Products company, K&S Sheet Metal issued to the sellers an aggregate of $1.5 million 8% subordinated promissory notes. These notes are general unsecured obligations of K&S Sheet Metal, and are subordinated to borrowings under the JTP Credit Agreement. Interest is payable annually in arrears and K&S Sheet Metal is scheduled to pay installments of principal on the notes of $0.75 million in 2004 and $0.75 million in 2005.

     In connection with the acquisition of Opto-Tech, a subsidiary of Telephone Services (a Telecommunication Products company), Opto-Tech issued to the seller a $1.25 million 8% subordinated promissory note. This note is secured by a limited guaranty from Jordan Telecommunication Products, Inc. Interest is payable annually in arrears and Opto-Tech is required to pay installments of principal on the note in equal increments of $0.25 million each year beginning in 1999 and ending in 2003.

     In connection with the acquisition of Merkle-Korff, a Motors and Gears company, Merkle-Korff issued to the seller a $5.0 million 9% seller note due December 31, 2003. This note is a general unsecured obligation of Merkle-Korff, subordinated to borrowings under the M&G Credit Agreement. Interest under this note is payable annually in arrears and Merkle-Korff is required to pay installments of principal on the note as follows: (i) $1.0 million on December 31, 2000; (ii) $1.25 million on December 31, 2001; (iii) $1.25 million on December 31, 2002; and (iv) the entire then outstanding principal amount on December 31, 2003.

     In connection with the acquisition of Electrical Design and Control, a Motors and Gears company, Electrical Design and Control issued to the sellers an aggregate of $4.0 million 9% subordinated promissory notes. Upon agreement between the sellers and Electrical Design and Control, the aggregate principal amount due on these notes has been reduced to $3.85 million. These notes are general unsecured obligations of Electrical Design and Control, and are subordinated to borrowings under the M&G Credit Agreement. Interest is payable annually in arrears and Electrical Design and Control is scheduled to pay the entire $3.85 million principal amount of the note in 2002.


STOCK APPRECIATION RIGHTS AGREEMENTS

     Dura-Line Preferred Stock and Stock Appreciation Rights Redemption Agreement. Pursuant to a redemption agreement entered into with certain former stockholders of Dura-Line on March 9, 1997, Dura-Line, a Telecommunication Products subsidiary, redeemed from the stockholders $1.9 million of outstanding 7% cumulative preferred stock on March 9, 1998. In addition, on April 30, 1998, we paid the stockholders a "special bonus" of $0.5 million, which represented 25% of Dura-Line's 1997 gross profit in excess of $30.0 million. Further pursuant to the redemption agreement, Dura-Line agreed to pay the stockholders $15.4 million in exchange for the stockholders' stock appreciation rights. Of the $15.4 million, $9.4 million was paid in cash on March 9, 1997, and $1.0 million was paid on March 31, 1998. The remaining $5.0 million is due in the following installments: (i) $1.1 million on March 31, 1999; (ii) $1.2 million on March 31, 2000; (iii) $1.3 million on March 31, 2001; and (iv) $1.4 million on March 31, 2002. As consideration for signing the redemption agreement, the stockholders received total non-compete payments of $0.4 million over the thirteen month period ended May 1998.

     Aim Electronics and Cambridge Stock Appreciation Rights. In April 1997, we entered into an agreement to purchase Aim Electronics and Cambridge stock appreciation rights (based upon 20% appreciation of Aim Electronics and Cambridge from 1989 to 1996) from the estate of the former president of Aim Electronics and Cambridge for total consideration of $6.2 million. Of this amount, $3.1 million was paid in April 1997, and the remaining $3.1 million was paid in April 1998.

OTHER SUBSIDIARY AGREEMENTS

     Deflecto Additional Purchase Price. In connection with the acquisition of Deflecto, a Specialty Plastics company, Deflecto entered into an additional purchase price agreement with the sellers of Deflecto as participants. The additional purchase price agreement calls for payments to be made to the participants based upon a specific formula, the basis of which is the average EBIT (as defined) for the years ended December 31, 2006 and December 31, 2007. A different formula applies if Deflecto is sold to a third party prior to December 31, 2007.

     Motion Control Earn-Out Rights. In connection with the acquisition of Motion Control, a Motors and Gears company, Motion Control entered into an earn-out rights plan with the sellers (the "participants") of Motion Control. This plan calls for payments to be made to the participants upon exercise of the earned-out rights, such exercise being a one-time election during the first four months of each calendar year beginning with the year 2003 through and including 2008. The amount payable to the participants is based upon a specific formula, the basis of which is the average EBIT (as defined) for the two calendar years preceding the year of exercise. When exercised, the rights are payable on or before September 30th of that year.

     Advanced DC Motors Contingent Purchase Price. In connection with the acquisition of Advanced DC Motors, a Motors and Gears company, Advanced DC Motors entered into a contingent purchase price plan with the sellers (or the "participants") of Advanced DC Motors. This plan calls for two separate payments to be made to the participants based on the EBIT (as defined) achieved
(1) for the year ended December 31, 1998 and (2) for the year ended December 31, 1999. It is payable on or before the April 1st immediately following the respective year in which each such contingent payment is earned. A payment of $3.1 million was made on March 30, 1999.

     Fir Additional Purchase Price. Pursuant to the purchase agreement entered into between Motors and Gears and the sellers of Fir, Fir agreed to pay the sellers, as additional purchase price, an amount based upon the Annual Net Sales (as defined) achieved for the 12-month period ended July 31, 2000. It is payable within 60 days after July 31, 2000.

     Viewsonics Contingent Purchase Price. In connection with the acquisition of Viewsonics, a Telecommunication Products company, Viewsonics entered into a contingent purchase price plan with the seller of Viewsonics. That plan called for two payments to be made to the seller based upon the EBIT achieved for (1) the 12-month period ended July 31, 1997 ("first payment period") and (2) the 12-month period ended July 31, 1998 ("second payment period"). Pursuant to the terms of that plan, Viewsonics paid the seller $1.4 million on January 2, 1998 to satisfy the first payment period, and accrued $1.1 million to satisfy the second payment period.

     Engineered Endeavors Stock Appreciation Rights Agreement. In connection with the acquisition of Engineered Endeavors, a Telecommunication Products company, Engineered Endeavors entered into a stock appreciation rights agreement with the sellers of Engineered Endeavors (the "participants"). The stock appreciation rights agreement calls for payments to be made to the participants upon exercise of the stock appreciation rights, such exercise being a one-time election during the calendar years 2003 through and including 2008. The sellers must exercise the stock appreciation rights within 30 days after the receipt of the audited financial statements. The amount payable to the participants is based upon a specific formula, the basis of which is the average EBIT (as defined) for the two calendar years preceding the exercise date. A different formula applies if Engineered Endeavors is sold before December 31, 2008. When exercised, the stock appreciation rights are payable one-fourth on or before September 30th of the year of exercise, and the remaining three-fourths payable in equal installments on each of the following three anniversaries of the first delivery date.

     Telephone Services Additional Purchase Price and Bonus Plan. In connection with the acquisition of Telephone Services, a Telecommunication Products company, Telephone Services entered into an additional purchase price agreement and a 1998 bonus plan agreement with the sellers of Telephone Services. Those agreements called for additional purchase price and payments to be made to the sellers based upon the EBIT (as defined) achieved for the 12-month period ended October 31, 1998. The estimated combined value of those agreements is $5.8 million. The amounts were paid to the sellers on March 1, 1999.

     K&S Sheet Metal Additional Purchase Price. In connection with the acquisition of K&S Sheet Metal, a Telecommunication Products company, K&S Sheet Metal entered into an additional purchase price agreement with the sellers of K&S Sheet Metal. That agreement was entered into in order to induce the sellers to enter into the purchase agreement and consummate the transactions contemplated therein. That agreement calls for seven annual payments to be paid to the sellers based upon the EBIT (as defined) achieved for the calendar years 1998 through and including 2004.

JORDAN INDUSTRIES, INC. 10 3/8% SENIOR NOTES DUE 2007 AND 113/4% DISCOUNT DEBENTURES DUE 2009

     As part of the 1997 plan, we issued $120.0 million 10 3/8% series B senior notes due 2007 at 100% of par. Interest on the series B senior notes is payable in arrears on February 1 and August 1 of each year, commencing February 1, 1998. The series B senior notes are redeemable at our option, in whole or in part, at any time on or after August 1, 2002.

     As part of the 1997 plan, we repurchased substantially all of the then-outstanding $275.0 million 10 3/8% senior notes due 2003 pursuant to a tender offer. At December 31, 1998, none of those notes were outstanding. See "1997 Recapitalization and Repositioning Plan."

     In April 1997, we exchanged $133.1 million 113/4% senior subordinated discount debentures due 2005 for $214.0 million 113/4% senior subordinated discount debentures due 2009 (the "Discount Debentures"). The discount debentures were issued at a deep discount and are non-cash pay through April 1, 2002. Semi-annual cash interest payments begin October 1, 2002. The discount debentures are redeemable at our option, in whole or in part, at any time on or after April 1, 2002.

     The indentures relating to the series B senior notes and the discount debentures contain certain covenants which restrict (i) the payment of dividends, (ii) the repurchase of stock and the making of certain other restricted payments, (iii) certain mergers or consolidations and (iv) the assumption of certain levels of indebtedness.

     The series B senior notes and the discount debentures are not secured by the assets of either our Restricted or Nonrestricted Groups.


JORDAN TELECOMMUNICATION PRODUCTS, INC. 97/8% SENIOR NOTES DUE 2007 AND 113/4% SENIOR DISCOUNT NOTES DUE 2007

     As part of the 1997 plan, Telecommunication Products was formed to create a stand-alone, industry focused company. As part of that plan, Jordan Telecommunication Products, Inc. issued $190.0 million 97/8% senior notes due 2007. Interest on those senior notes is due on February 1 and August 1 of each year, commencing February 1, 1998. In addition, as part of that plan, Jordan Telecommunication Products, Inc. issued $120.0 million 113/4% senior discount notes. Those senior discount notes were issued at a deep discount and are non-cash pay through August 1, 2000. Semi-annual cash interest payments begin February 1, 2001.

     Each of the above issues are redeemable at the option of Telecommunication Products, in whole or in part, at any time on or after August 1, 2002. Jordan Telecommunication Products, Inc. may also redeem up to one-third of the aggregate principal amount of each of those on or prior to August 1, 2000, under certain circumstances.

     The indentures relating to those senior notes and those senior discount notes contain certain covenants which restrict (i) the payment of dividends,
(ii) the repurchase of stock and the making of certain other restricted payments, (iii) certain mergers or consolidations and (iv) the assumption of certain levels of indebtedness.

     Those senior notes and senior discount notes are not secured by the assets of Telecommunication Products or by our assets. Telecommunication Products is a Nonrestricted Subsidiary for purposes of the Indenture.


MOTORS AND GEARS, INC. 103/4% SENIOR NOTES


     In November 1996, Motors and Gears, Inc. issued $170.0 million in aggregate principal amount of 103/4% series B senior notes. In December 1997, in order to finance the acquisition of Motion Control and repay indebtedness under Motors and Gears' Revolving Credit Facility, Motors and Gears, Inc. privately placed an additional $100.0 million in aggregate principal amount of 103/4% series C senior notes. The Tack-On Senior Notes had the same characteristics as the original senior notes. On February 23, 1998, Motors and Gears completed a registered exchange offer pursuant to which the holders of the series B senior notes and the series C senior notes received 103/4% series D senior notes having the same terms. Interest on those senior notes is payable in arrears on May 15 and November 15 of each year.


     Those senior notes are redeemable at the option of Motors and Gears, Inc., in whole or in part, at any time on or after November 15, 2001. Motors and Gears may also redeem up to 35% of the aggregate principal amount of those senior notes on or prior to November 15, 1999, under certain circumstances.


     The indenture relating to those senior notes contain covenants which restrict (i) the payment of dividends, (ii) the repurchase of stock and the making of certain other restricted payments, (iii) certain mergers or consolidations and (iv) the assumption of certain levels of indebtedness.


     Those senior notes are not secured by the assets of Motors and Gears, Inc. or by our assets. Motors and Gears is a Nonrestricted Subsidiary for purposes of the Indenture.

                         DESCRIPTION OF CAPITAL STOCK

     The following summarizes certain provisions of our Articles of Incorporation and those of our subsidiaries.


GENERAL

     Our authorized capital stock consists of 100,000 shares of common stock, par value $0.01 per share. As of December 31, 1998, 98,501.0004 shares were issued and outstanding.

     Common Stock. Each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders. The holders of common stock are entitled to dividends and other distributions if, as and when declared by our Board of Directors out of assets legally available therefor, subject to the restrictions, if any, imposed by other indebtedness outstanding from time to time. Upon our liquidation, dissolution or winding up, the holders of shares of common stock would be entitled to share ratably in the distribution of all of our assets. The holders of common stock have certain preemptive and other subscription rights to purchase shares of our capital stock. See "Principal Stockholders--Stockholder Agreements." As of December 31, 1998, there were 19 beneficial owners of common stock.


SUBSIDIARY SECURITIES

     We own all of the common stock of each of our subsidiaries except for Bond Technologies, of which we own 80% and Telephone Services, of which we own 70%, and Telecommunication Products, Specialty Plastics and Motors and Gears, the common stock of which is owned by our stockholders and affiliates and management of the respective companies. Our ownership of the capital stock of Telecommunication Products, Specialty Plastics and Motors and Gears is strictly through our ownership of junior preferred stock. In addition, our stockholders, their affiliates and third parties hold capital stock of certain of our subsidiaries, the terms of which may have a significant impact on our operations. A description of the terms of such capital stock is set forth below.

     JTP Junior Preferred Stock. We purchased JTP junior preferred stock which initially had a liquidation preference of $20.0 million plus or minus 95% of Telecommunication Products' net income or losses through August 1, 2002. Following August 1, 2002, or the failure by Telecommunication Products to redeem the JTP junior preferred stock following the sale of Telecommunication Products or a public equity offering by Telecommunication Products, dividends will accrue on any outstanding JTP junior preferred stock at a rate of 10% per annum of the Initial JTP Junior Preferred Liquidation Value. Absent such an event, the Company does not anticipate receiving any cash distributions in respect of the JTP junior preferred stock prior to August 1, 2002. The JTP junior preferred stock has voting rights equal to 95% of the total combined voting power of the JTP junior preferred stock and the Telecommunication Products common stock.

     The JTP junior preferred stock is mandatorily redeemable on August 1, 2010 and, if and to the extent permitted by the covenants of Telecommunication Products' then outstanding indebtedness, on the earliest to occur of (x) August 1, 2002, (y) the sale of Telecommunication Products or (z) a public equity offering by Telecommunication Products. In the event the JTP junior preferred stock is redeemed prior to August 1, 2002, the redemption price will be equal to (i) $20.0 million, plus or minus (ii) 95% of Telecommunication Products' net income or losses through the redemption date (collectively, the "Initial JTP Junior Preferred Liquidation Value"), plus or minus (iii) the present value of the projected net income or losses of Telecommunication Products from the redemption date through August 1, 2002. In the event the JTP junior preferred stock is redeemed on or after August 1, 2002, the redemption price will be equal to the Initial JTP Junior Preferred Liquidation Value plus accrued and unpaid dividends through the Redemption Date.

     The redemption of the JTP junior preferred stock could result in the recognition by the Company of substantial income tax liabilities arising out of the Telecommunication Products Recapitalization. See "Risk
Factors--Consequences of Subsidiary Deconsolidation."

     JTP Senior Preferred Stock. Telecommunication Products issued units consisting of senior exchangeable preferred stock due 2009 and common stock of Telecommunication Products to qualified institutional buyers for net cash proceeds to Telecommunication Products of approximately $25.0 million. The JTP senior preferred stock ranks senior, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of Telecommunication Products, to the JTP junior preferred stock which is held by us. Accordingly, upon a sale of Telecommunication Products, which would otherwise require the mandatory redemption of the JTP junior preferred stock, the proceeds of such sale would be applied first to pay the liquidation preference and accrued dividends with respect to the JTP senior preferred stock. The JTP senior preferred stock is mandatorily redeemable on the twelfth anniversary of the date of issuance. The holders of the JTP senior preferred stock do not have voting rights, except under limited circumstances.

     M&G Junior Preferred Stock. In connection with Motors and Gears' recapitalization, we amended and restated our preferred stock investment in Motors and Gears resulting in the M&G junior preferred stock, which initially had an increased liquidation preference of $42.0 million plus or minus 80% of Motors and Gears' net income or losses through March 31, 2002. Following March 31, 2002 or the failure by Motors and Gears to redeem the M&G junior preferred stock following the sale of Motors and Gears or a public equity offering by Motors and Gears, dividends will accrue on any outstanding M&G junior preferred stock at a rate of 10% per annum of the Initial M&G Junior Preferred Liquidation Value. Absent such an event, we do not anticipate receiving any cash distributions in respect of the M&G junior preferred stock prior to March 31, 2002. The M&G junior preferred stock has voting rights equal to 82.5% of the total combined voting power of the M&G junior preferred stock and the Motors and Gears common stock.

     The M&G junior preferred stock will be mandatorily redeemable on March 31, 2008 and, if and to the extent permitted by the covenants of Motors and Gears' then outstanding indebtedness, on the earliest to occur of (x) March 31, 2002,
(y) the sale of Motors and Gears or (z) a public equity offering by Motors and Gears. In the event the M&G junior preferred stock is redeemed prior to March 31, 2002, the redemption price will be equal to (i) $42.0 million, plus or minus (ii) 80% of Motors and Gears' net income or losses through the redemption date (collectively, the "Initial M&G Junior Preferred Liquidation Value"), plus or minus (iii) the present value of the projected net income or losses of Motors and Gears from the redemption date through March 31, 2002. In the event the M&G junior preferred stock is redeemed on or after March 31, 2002, the redemption price will be equal to the Initial M&G Junior Preferred Liquidation Value plus accrued and unpaid dividends through the Redemption Date.

     The redemption of the M&G junior preferred stock could result in the recognition by the Company of substantial income tax liabilities arising out of the Motors and Gears Recapitalization. See "Risk Factors--Consequences of Subsidiary Deconsolidation."

     Motors and Gears Senior Preferred Stock. In connection with Motors and Gears' recapitalization, Motors and Gears issued to the Jordan Group and management of Motors and Gears 8% cumulative non-voting preferred stock, which initially had a liquidation preference of $1.5 million. Dividends will accrue on this outstanding non-voting preferred stock at a rate of 8% per annum of the liquidation value.

     The non-voting preferred stock will be mandatorily redeemable on March 31, 2008 or, if and to the extent permitted by the covenants of Motors and Gears' then outstanding indebtedness, on the earliest to occur of (x) March 31, 2002,
(y) the sale of Motors and Gears or (z) a public equity offering by Motors and Gears. In the event the non-voting preferred stock is redeemed prior to March 31, 2008, the redemption price will be equal to the then liquidation value plus any accrued and unpaid dividends through the redemption date. The non-voting preferred stock is redeemable on any date provided that all accrued and unpaid dividends have either been paid or accrued and added to the liquidation value, any consent required for redemption has been obtained.

     JSP Junior Preferred Stock. We amended and restated our preferred stock investment in Specialty Plastics resulting in the JSP junior preferred stock which initially had an increased liquidation preference of $11.5 million plus or minus 97.5% of Specialty Plastics' net income or losses through March 31, 2003. Following March 31, 2003 or the failure by Specialty Plastics to redeem the JSP junior preferred stock following the sale of Specialty Plastics or a public equity offering by Specialty Plastics, dividends will accrue on any outstanding JSP junior preferred stock at a rate of 10% per annum of the Initial JSP Junior Preferred Liquidation Value. Absent such an event, we do not anticipate receiving any cash distributions in respect of the JSP junior preferred stock prior to March 31, 2003. The JSP junior preferred stock will have voting rights equal to 97.5% of the total combined voting power of the JSP junior preferred stock and the Specialty Plastics common stock.


     The JSP junior preferred stock will be mandatorily redeemable on March 31, 2011 and, if and to the extent permitted by the covenants of Specialty Plastics' then outstanding indebtedness, on the earliest to occur of (x) March 31, 2003, (y) the sale of Specialty Plastics or (z) a public equity offering by Specialty Plastics. In the event the JSP junior preferred stock is redeemed prior to March 31, 2003, the redemption price will be equal to (i) $11.5 million, plus or minus (ii) 97.5% of Specialty Plastics's net income or losses through the redemption date (collectively, the "Initial JSP Junior Preferred Liquidation Value"), plus or minus (iii) the present value of the projected net income or losses of Specialty Plastics from the redemption date through March 31, 2003. In the event the JSP junior preferred stock is redeemed on or after March 31, 2003, the redemption price will be equal to the Initial JSP Junior Preferred Liquidation Value plus accrued and unpaid dividends through the Redemption Date.


     The redemption of the JSP junior preferred stock could result in our recognition of substantial income tax liabilities arising out of the Specialty Plastics Recapitalization. See "Risk Factors--Consequences of Subsidiary Deconsolidation."

                              THE EXCHANGE OFFER


PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     We sold $155.0 million of series C senior notes on March 22, 1999 in a private placement. Those notes were not registered under the Securities Act of 1933. The initial purchasers of the series C senior notes were Donaldson, Lufkin & Jenrette Securities Corporation, Jefferies & Company, Inc. and BancBoston Robertson Stephens Inc. They have advised us that they promptly resold the series C senior notes to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act. When we sold the series C senior notes to the initial purchasers, we entered into the registration rights agreement, which requires that we file a registration statement under the Securities Act of 1933 with respect to the series D senior notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, offer to you and all other holders of the series C senior notes the opportunity to exchange your series C senior notes for a like principal amount of series D senior notes. These series D senior notes will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold without restrictions or limitations under the Securities Act of 1933. After we complete the exchange offer, our obligations with respect to the registration of the series C senior notes will terminate, except as provided in the last paragraph of this section. As a result of the timely filing and effectiveness of the registration statement of which this prospectus is a part, assuming we complete the exchange offer by September 18, 1999, certain prospective increases in the interest rate on the series C senior notes that were provided for in the registration rights agreement will not occur.

     Under existing interpretations of the staff of the Securities and Exchange Commission contained in several no action letters to third parties, we believe that the series D senior notes to be issued in the exchange offer will be freely transferable by a holder who receives them in exchange for series C senior notes, without further registration under the Securities Act of 1933, provided that the holder represents to us that:

        (1) it is not an "affiliate" of our company (such as a director, executive officer or controlling stockholder of our company or our parent company),

        (2) it will be acquiring the series D senior notes in the ordinary course of its business, and

        (3) it has not engaged in, does not intend to engage in, and has no arrangement or understanding with any other person to participate in, a distribution of the series D senior notes.

     However, we have not sought a no-action letter from the Securities and Exchange Commission with respect to this exchange offer and we cannot assure you that the Securities and Exchange Commission's staff would make a similar determination with respect to this exchange offer. Any holder of series C senior notes who is an "affiliate" of our company or who intends to participate in the exchange offer for the purpose of distributing the series D senior notes,

        (1) will not be able to validly tender its series C senior notes in the exchange offer,

        (2) will not be able to rely on the interpretations of the staff of the Securities and Exchange Commission, and

        (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer or sale of its series C senior notes, unless such offer or sale is made pursuant to an exemption from those requirements.

     In addition, each broker-dealer that receives series D senior notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is acting in the capacity of an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of series D senior notes received in exchange for series C senior notes that had been acquired by that broker-dealer as a result of market-making or other trading activities. Pursuant to the registration rights agreement, we have agreed to make this prospectus available to any broker-dealer for use in connection with any such resale.

     If you are not eligible to participate in the exchange offer, you can elect, by so indicating on the letter of transmittal and providing certain additional necessary information, to have your series C senior notes included within the coverage of a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933. If we have to file a shelf registration statement, we will be required to keep it effective for a period of two years or such shorter period that will terminate when all of the series C senior notes covered by that shelf registration statement have been resold. Other than as set forth in this paragraph, holders of series C senior notes will not have the right to require us to register their series C senior notes under the Securities Act.


TERMS OF THE EXCHANGE OFFER

     Upon satisfaction or waiver of the conditions of the exchange offer set forth in this prospectus and in the accompanying letter of transmittal, we will accept all series C senior notes that are validly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the expiration date. After authentication of the series D senior notes by the trustee, we will issue and deliver $1,000 principal amount of series D senior notes in exchange for each $1,000 principal amount of outstanding series C senior notes accepted in the exchange offer. You may tender some or all of your series C senior notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

     By tendering series C senior notes in exchange for series D senior notes and by executing the letter of transmittal, you will be required to represent that:

        (1) you are not an "affiliate" of our company,

        (2) any series D senior notes that you receive in the exchange offer will be acquired by you in the ordinary course of your business, and

        (3) you have no intention to distribute, and have no arrangement or understanding with any person to participate in the distribution of, the series D senior notes you acquire.

     The form and terms of the series D senior notes will be identical in all material respects to the form and terms of the series C senior notes, except that:

        (1) the offering of the series D senior notes has been registered under the Securities Act,

        (2) the series D senior notes will not be subject to restrictions on resale, and

        (3) certain provisions in the registration rights agreement relating to an increase in the stated interest rate on the series C senior notes provided for under certain circumstances will become ineffective.

     The series D senior notes will evidence the same debt as the series C senior notes and will be issued under and entitled to the benefits of the same indenture as the series C senior notes.

     As of the date of this Prospectus, $155,000,000 aggregate principal amount of series C senior notes is outstanding. In connection with the issuance of the series C senior notes, we arranged for the series C senior notes to be issued and transferable in book-entry form through the facilities of DTC, acting as a depositary. The series D senior notes will also be issuable and transferable in book-entry form through DTC.

     This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of the series C senior notes as
of the close of business on         , 1999. The exchange offer is not
conditioned upon any minimum aggregate principal amount of series C senior notes being tendered. However, the exchange offer is subject to certain customary conditions which may be waived by us, and to the terms and provisions of the registration rights agreement. See "--Conditions to the Exchange Offer" for a detailed description of those conditions.

     We will be deemed to have accepted validly tendered series C senior notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will receive the series D senior notes from us and deliver them to the tendering holders.

     If we do not accept any tendered series C senior notes for exchange because of an invalid tender or because the conditions to the exchange offer have not been met, certificates for any such unaccepted series C senior notes will be returned, at our cost, to the tendering holder thereof as promptly as practicable after the expiration date.

     Holders who tender series C senior notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of their series C senior notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer.


EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "expiration date," as used in this prospectus, means 5:00 p.m.,
New York City time, on       , 1999, unless we, in our sole discretion, extend
the exchange offer, in which case the term "expiration date" shall mean the latest date to which the exchange offer is extended. We may extend the exchange offer at any time and from time to time by giving oral or written notice to the exchange agent and by timely public announcement.

     We reserve the right, in our sole discretion,

        (1) to delay accepting any series C senior notes for exchange,

        (2) to extend the exchange offer,

        (3) to terminate the exchange offer if the conditions set forth below under "--Conditions to the Exchange Offer" shall not have been satisfied, or

        (4) to amend the terms of the exchange offer in any manner.

     We will notify the exchange agent of any delay, extension, termination or amendment by oral or written notice. In addition, we will promptly notify each registered holder of series C senior notes of any amendment. We will give to the exchange agent written confirmation of any oral notice.

     We acknowledge and undertake to comply with the provisions of Rule 14e-1(c) under the Securities Exchange Act of 1934, which requires us to pay the consideration offered, or return the series C senior notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer.


INTEREST ON THE SERIES D SENIOR NOTES

     Interest on the series D senior notes will accrue from the last interest payment date on which interest was paid on the series C senior notes surrendered in exchange therefor or, if no interest has been paid on the series C senior notes, from March 22, 1999.


PROCEDURES FOR TENDERING

     If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein. You must then mail or otherwise deliver the letter of transmittal, or facsimile, together with the series C senior notes to be exchanged and any other required documentation, to U.S. Bank Trust National Association, as exchange agent, at the address set forth herein and therein. You may also effect a tender of series C senior notes pursuant to the procedures for book-entry transfer as provided for herein and therein.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of its series C senior notes by causing DTC to transfer those series C senior


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

notes into the exchange agent's account in accordance with DTC's procedure for such transfer. Although delivery of series C senior notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address set forth herein under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

     Only a holder in whose name series C senior notes are registered may tender those series C senior notes in the exchange offer. To tender in the exchange offer, a holder must:

        (1) complete, sign and date the letter of transmittal or a facsimile thereof,

        (2) have the signatures thereof guaranteed if required by the letter of transmittal, and

        (3) unless the tender is being effected pursuant to the procedure for book-entry transfer, mail or otherwise deliver the letter of transmittal or facsimile thereof, together with the series C senior notes and other required documents, to the exchange agent, prior to 5:00 p.m., New York City time, on the expiration date.

     If less than all of the series C senior notes are tendered, a tendering holder should fill in the amount of series C senior notes being tendered in the appropriate box on the letter of transmittal. The entire amount of series C senior notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

     The method of delivery of series C senior notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to ensure delivery to the exchange agent prior to the expiration date. No letter of transmittal or series C senior notes should be sent to us. You may request that your broker, or a commercial bank, trust company or nominee, effect the tender on your behalf, as set forth herein and in the letter of transmittal.

     If your series C senior notes are registered in the name of a broker, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your series C senior notes, you must either make appropriate arrangements to register ownership of the series C senior notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 (each an "Eligible Institution"), unless the series C senior notes tendered pursuant thereto are tendered by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instruction" of the letter of transmittal or for the account of an Eligible Institution. If the letter of transmittal is signed by a person other than the registered holder listed therein, the series C senior notes that are the subject of that letter of transmittal must be endorsed or accompanied by appropriate bond powers that authorize that person to tender the series C senior notes on behalf of the registered holder. The endorsement or bond powers must be signed in the name of the registered holder as it appears on the series C senior notes.

     All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered series C senior notes will be determined by us in our sole discretion, and that determination will be final and binding. We reserve the absolute right to reject any and all series C senior notes not properly tendered and to waive any irregularities or conditions of tender as to particular series C senior notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

     Any series C senior notes received by the exchange agent that we determine are not properly tendered or as to which the defects or irregularities have not been cured or waived, will be returned by the exchange agent to the tendering holder, as soon as practicable following the expiration date.

     In addition, we reserve the right, in our sole discretion,

        (1) to purchase or make offers for any series C senior notes that remain outstanding subsequent to the expiration date, and

        (2) to the extent permitted by applicable law, to purchase series C senior notes in the open market, in privately negotiated transactions or otherwise.

     The terms of any such purchases or offers may differ from the terms of the exchange offer.


CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the exchange offer, we will not be required to accept any series C senior notes for exchange, or to exchange new registered notes for any series C senior notes, and we may terminate or amend the exchange offer before the acceptance of the series C senior notes if:

        (1) the exchange offer, or the making of any exchange by a holder, violates any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, or

        (2) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or body to enjoin or obtain damages in respect of the exchange offer, or that can reasonably be expected to impair our ability to proceed with the exchange offer.

     If we determine that either of these events or circumstances has occurred or exists, we may:

        (1) refuse to accept any series C senior notes and return to the holders any series C senior notes that have been tendered, or

        (2) extend the exchange offer and retain all series C senior notes tendered prior to the original expiration date of the exchange offer, subject to the rights of the holders of those notes to withdraw them, or

        (3) waive the condition and accept all properly tendered series C senior notes that have not been withdrawn.

     The exchange offer is not conditioned on any minimum aggregate principal amount of series C senior notes being tendered for exchange. Any extension of the exchange offer shall be for not more than 60 days, and in no event shall
the exchange offer be extended beyond       , 1999.


EXCHANGE AGENT

     U.S. Bank Trust National Association, f.k.a. First Trust National Association, the trustee under the indenture, has been appointed as exchange agent for the exchange offer. In that capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By registered or certified mail
or by overnight courier
or by hand delivery:       U.S. Bank Trust National Association
                           180 East Fifth Street
                           St. Paul, Minnesota 55101
                           Attn: Specialized Finance Corporate Trust Department,
                                 Fourth Floor


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

Facsimile transmission: (612) 244-1537


Information or confirmation by telephone:


Delivery to an address or facsimile number other than those listed above will not constitute a valid delivery.


ACCOUNTING TREATMENT


     The exchange notes will be recorded at the same carrying value as the series C senior notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by our company as a result of the consummation of the exchange offer. The expenses of the exchange offer will be amortized by us over the remaining term of the notes issued in the exchange offer.


CONSEQUENCES OF FAILURE TO EXCHANGE


     Holders of series C senior notes who do not tender their notes in the exchange offer will continue to hold those series C senior notes and will be entitled to all the rights, and subject to the limitations applicable thereto, under the indenture. All series C senior notes that are not tendered will continue to be subject to the restrictions on resale set forth in the indenture. Accordingly, prior to the later of March 22, 2001 (two years from the date of original issue of the notes) or two years after those series C senior notes were last sold by us or one of our affiliates, those series C senior notes may be offered and resold only

        (1) to us,

        (2) pursuant to a registration statement that has been declared effective under the Securities Act of 1933,

        (3) in the United States to a "qualified institutional buyer" within the meaning of Rule 144A in reliance upon the exemption from the registration requirements of the Securities Act of 1933 provided by Rule 144A,

        (4) in the United States to an "Institutional Accredited Investor", as defined in Rule 501(a)(1), (2), (3) or (7) promulgated under the Securities Act of 1933, in a transaction that is exempt from the registration requirements of the Securities Act of 1933,

        (5) outside the United States to a foreign person in a transaction that complies with the provisions of Regulation S under the Securities Act of 1933, or

        (6) pursuant to any other available exemption from the registration requirements of the Securities Act of 1933, in each case in accordance with applicable state securities laws.


To the extent that series C senior notes are tendered and accepted in the exchange offer, the liquidity of the trading market for untendered series C senior notes will be adversely affected.

                        DESCRIPTION OF THE SENIOR NOTES


GENERAL

     The series C senior notes were issued and the series D senior notes will be issued pursuant to an indenture (the "Indenture") between the Company and U.S. Bank Trust National Association, f.k.a. First Trust National Association, as trustee (the "Trustee"). A copy of the Indenture has been filed as an exhibit to the registration statement which includes this prospectus. The terms of the series D senior notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of original issuance of the series C senior notes. The series D senior notes are subject to all such terms, and holders of the series D senior notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The series D senior notes and series C senior notes are sometimes collectively referred to as the "Senior Notes."

     Principal of, premium, if any, interest and Liquidated Damages, if any, on the series D senior notes will be payable, and the series D senior notes may be presented for registration of transfer or exchange, at the respective offices of the Paying Agent and Registrar in New York, New York. Holders of series D senior notes must surrender their series D senior notes to the Paying Agent to collect principal payments, and we may pay principal, premium, if any, Liquidated Damages, if any, and interest by check and may mail checks to a holder's registered address; provided that all payments with respect to Global Securities and Certificated Securities, the holders of whom have given wire transfer instructions to us, will be required to be made by wire transfer of immediately available funds to the accounts specified by those holders. The Registrar may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection with certain transfers or exchanges. See "--Transfer and Exchange." The Trustee is initially acting as Paying Agent and Registrar. We may change the Paying Agent or Registrar without prior notice to holders of series D senior notes, and, subject to certain exceptions, we or any of our subsidiaries may act as Paying Agent or Registrar under the Indenture.

     Our operations are conducted exclusively through our subsidiaries. As a consequence, our ability to service our Indebtedness (including the series D senior notes) is dependent upon our receipt of funds from our Subsidiaries. See "Risk Factors--Structure."


TERMS OF THE SENIOR NOTES

     The series C senior notes were and the series D senior notes will be general unsecured senior obligations, will rank senior in right of payment to all of our subordinated Indebtedness, and will rank equal in right of payment with all senior Indebtedness (including the Series B Senior Notes). The series D senior notes will effectively rank junior to any of our secured senior Indebtedness to the extent of the value of the assets securing such Indebtedness and to any Indebtedness of our Subsidiaries, including borrowings under the Credit Agreement. The senior notes will be limited to $155,000,000 in aggregate principal amount. The series D senior notes will bear interest at the rate of 10 3/8% per year. Interest on the series D senior notes is payable semi-annually in cash on February 1 and August 1 of each year to holders of record of series D senior notes at the close of business on the January 15 and July 15 immediately prior to the interest payment date. Interest will initially accrue from February 1, 1999 and the first interest payment date will be August 1, 1999. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The series D senior notes will mature on August 1, 2007 and will be issued in denominations of $1,000 and integral multiples thereof.


REDEMPTION OF SENIOR NOTES

     Optional Redemption. The Senior Notes may not be redeemed at our option prior to August 1, 2002. During the 12-month period beginning August 1 of the years indicated below, the Senior Notes will be redeemable, at our option, in whole or in part, on at least 30 but not more than 60 days' notice to each holder of Senior Notes to be redeemed, at the redemption prices (expressed as percentages of the principal amount) set forth below, plus any accrued and unpaid interest and Liquidated Damages, if any, to the redemption date:

        YEAR                              PERCENTAGE
        ----                              ----------
        2002 .........................     105.188%
        2003 .........................     102.594%
        2004 and thereafter ..........     100.000%

     The restrictions on optional redemptions contained in the Indenture do not limit our right to separately make open market, privately negotiated or other purchases of Senior Notes from time to time.

     Mandatory Redemption. Except as set forth below under "Mandatory Offers to Purchase Senior Notes--Change of Control" and "--Asset Sales," we are not required to make any mandatory redemption, purchase or sinking fund payments with respect to the Senior Notes.


MANDATORY OFFERS TO PURCHASE SENIOR NOTES

     Change of Control. Upon the occurrence of a Change of Control (such date being the "Change of Control Trigger Date"), each holder of Senior Notes shall have the right to require us to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Senior Notes pursuant to an Offer (as defined herein) at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. Prepayment of the Senior Notes pursuant to a Change of Control would constitute a default under the Credit Agreement. In the event a Change of Control occurs, the Company will likely be required to refinance the Indebtedness outstanding under the Credit Agreement and the Senior Notes.

     Asset Sales. The Indenture provides that we may not, and may not permit any Restricted Subsidiary to, directly or indirectly, consummate an Asset Sale (including the sale of any of the Capital Stock of any Restricted Subsidiary) providing for Net Proceeds in excess of $2,500,000 unless at least 75% of the Net Proceeds from such Asset Sale are applied to one or more of the following in such combination as we shall elect: (a) an investment in another asset or business in the same line of business as, or a line of business similar to that of, the line of business of the Company and its Restricted Subsidiaries at that time; provided, that such investment occurs on or prior to the 365th day following the date of such Asset Sale (the "Asset Sale Disposition Date"), (b) the purchase, redemption or other prepayment or repayment of outstanding senior Indebtedness on or prior to the Asset Sale Disposition Date or (c) an Offer expiring on or prior to the Purchase Date (as defined herein). The Indenture also provides that we may not, and may not permit any Restricted Subsidiary to, directly or indirectly consummate an Asset Sale unless at least 50% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash, cash equivalents or marketable securities. Any Net Proceeds from any Asset Sale that are not applied or invested as provided in clauses (a) or (b) shall constitute "Excess Proceeds."

     When the aggregate amount of Excess Proceeds exceeds $10,000,000 under the Indenture (such date being an "Asset Sale Trigger Date"), we shall make an Offer to purchase the maximum principal amount of the Senior Notes and the Series B Senior Notes then outstanding under the Indenture and the indenture governing the Series B Senior Notes that may be purchased out of Excess Proceeds, at an offer price in cash in an amount equal to 100% of principal amount thereof plus any accrued and unpaid interest and Liquidated Damages, if any, to the Purchase Date, in accordance with the procedures set forth in those indentures.

     Notwithstanding the foregoing, to the extent that any or all of the Net Proceeds of an Asset Sale is prohibited or delayed by applicable local law from being repatriated to the United States, the portion of such proceeds so affected will not be required to be applied as described in this or the preceding paragraph, but may be retained for so long, but only for so long, as the applicable local law prohibits repatriation to the United States.

     To the extent that any Excess Proceeds remain after completion of an Offer, may use such remaining amount for general corporate purposes.

     Procedures for Offers. Within 30 days following any Change of Control or Asset Sale Trigger Date, we shall mail to each holder of Senior Notes at such holder's registered address a notice stating: (a) that an offer ("Offer") is being made pursuant to a Change of Control or an Asset Sale, as the case may be, the length of time the Offer shall remain open and the Change of Control Offer amount or the Asset Sale Offer amount, as the case may be, and the maximum principal amount of Senior Notes that will be accepted for payment pursuant to such Offer, (b) the purchase price, the amount of accrued and unpaid interest and Liquidated Damages, if any, as of the Purchase Date, and the purchase date (which shall be no earlier than 30 days or later than 40 days from the date such notice is mailed (the "Purchase Date")), and (c) such other information required by the Indenture and applicable law and regulations.

     On the Purchase Date for any Offer, we will, to the extent lawful and required by the Indenture and such Offer, (1) in the case of an Offer resulting from a Change of Control, accept for payment all Senior Notes and Series B Senior Notes or portions thereof tendered pursuant to such Offer and, in the case of an Offer resulting from an Asset Sale, accept for payment the maximum principal amount of Senior Notes and Series B Senior Notes or portions thereof tendered pursuant to such Offer that can be purchased out of Excess Proceeds from such Asset Sale, (2) deposit with the Paying Agent the aggregate purchase price of all Senior Notes and Series B Senior Notes or portions thereof accepted for payment and any accrued and unpaid interest and Liquidated Damages, if any, on such Senior Notes and Series B Senior Notes as of the Purchase Date and (3) deliver or cause to be delivered to the Trustee the Senior Notes and Series B Senior Notes so accepted pursuant to the Offer. The Paying Agent shall promptly mail to each holder of Senior Notes and Series B Senior Notes so accepted, payment in an amount equal to the purchase price for such Senior Notes or Series B Senior Notes and any accrued and unpaid interest and Liquidated Damages, if any, on such Senior Notes or Series B Senior Notes as of the purchase date, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book-entry) to such holder replacement Senior Notes or Series B Senior Notes equal in principal amount to any unpurchased portion of the Senior Notes or Series B Senior Notes surrendered; provided that such replacement Senior Notes or Series B Senior Notes shall be in principal amounts of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Offer on or as soon as practicable after the purchase date.

     We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable to any Offer. To the extent that the provisions of the securities laws or regulations conflict with provisions of the Indenture, we shall comply with any such securities laws and regulations and shall not be deemed to have breached its obligations under the Indenture by virtue thereof.

     Selection and Notice. In the event of a redemption or purchase of less than all of the Senior Notes and Series B Senior Notes, the Senior Notes and Series B Senior Notes to be redeemed or purchased will be chosen by the Trustee pro rata, by lot or any other method that the Trustee considers fair and appropriate and, if the Senior Notes or the Series B Senior Notes are listed on any securities exchange, by a method that complies with the requirements of such exchange, provided that, if less than all of a holder's Senior Notes and Series B Senior Notes are to be redeemed or accepted for payment, only principal amounts of $1,000 or multiples thereof may be selected for redemption or accepted for payment. For purposes of selection, the Trustee will consider the Senior Notes and the Series B Senior Notes together as one series. Notice of any redemption or offer to purchase will be mailed at least 30 days but not more than 60 days before the redemption or purchase date to each holder of Senior Notes and Series B Senior Notes to be redeemed or purchased at such holder's registered address.


RANKING

     The Senior Notes will rank senior in right of payment to all senior subordinated Indebtedness of the Company (including the 113/4% Senior Subordinated Discount Debentures due 2009) and all subordinated Indebtedness of the Company. The Senior Notes will rank equal to all senior Indebtedness of the Company (including the Series B Senior Notes).


CERTAIN COVENANTS

     The Indenture contains, among other things, the following covenants:

        Limitation on Restricted Payments. The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on account of the Company's or such Restricted Subsidiary's Capital Stock or other Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or a Restricted Subsidiary and other than dividends or distributions payable by a Restricted Subsidiary to another Restricted Subsidiary or to the Company), (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any of its Restricted Subsidiaries (other than any such Equity Interest purchased from the Company or any Restricted Subsidiary), (iii) voluntarily prepay Indebtedness that is subordinated to the Senior Notes, whether any such subordinated Indebtedness is outstanding on, or issued after, July 25, 1997, or (iv) make any Restricted Investment (all such dividends, distributions, purchases, redemptions or other acquisitions, retirements, prepayments and Restricted Investments being collectively referred to as "Restricted Payments"), if, at the time of such Restricted Payment:

           (a) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; or

           (b) immediately after such Restricted Payment and after giving effect thereto on a Pro Forma Basis, the Company shall not be able to issue $1.00 of additional Indebtedness pursuant to the first sentence of the "Limitation on Incurrence of Indebtedness" covenant; or

           (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made after July 25, 1997, exceeds the sum, without duplication, of (1) 50% of the aggregate Consolidated Net Income (including, for this purpose, gains from Asset Sales and, to the extent not included in Consolidated Net Income, any gain from a Restricted Investment) of the Company (or, in case such aggregate is a loss, 100% of such loss) for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing immediately after July 25, 1997 and ended as of the Company's most recently ended fiscal quarter at the time of such Restricted Payment, plus (2) 100% of the aggregate net cash proceeds and the fair market value of any property or securities (as determined by the Board of Directors in good faith) received by the Company from the issue or sale of Equity Interests or warrants, options or rights to acquire Equity Interests of the Company or any Restricted Subsidiary subsequent to July 25, 1997 (other than Equity Interests issued or sold to a Restricted Subsidiary and other than Disqualified Stock), plus (3) $5,000,000, plus (4) the amount by which the principal amount of and any accrued interest on either (a) senior Indebtedness of the Company or (b) any Indebtedness of the Restricted Subsidiaries (not held by the Company or any Restricted Subsidiary) is reduced on the Company's consolidated balance sheet upon the conversion or exchange subsequent to July 25, 1997 of such Indebtedness for Equity Interests (other than Disqualified Stock) of the Company or any Restricted Subsidiary (less the amount of any cash, or the fair market value of any other property or securities (as determined by the Board of Directors in good faith), distributed by the Company or any Restricted Subsidiary (to persons other than the Company or any other Restricted Subsidiary) upon such conversion or exchange), plus (5) if any Nonrestricted Subsidiary is redesignated as a Restricted Subsidiary, the fair market value (as determined by the Board of Directors in good faith) of such Nonrestricted Subsidiary as of the date it is redesignated; provided, however, that for purposes of this clause
        (5), the fair market value of any redesignated Nonrestricted Subsidiary shall be reduced by the amount that any such redesignation replenishes or increases the amount of Restricted Investments permitted to be made pursuant to clause (3) of the next sentence.

        Notwithstanding the foregoing, the Indenture does not prohibit as Restricted Payments:

           (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would comply with all covenants of the Indenture (including, but not limited to, the "Limitation on Restricted Payments" covenant);

           (2) the retirement of any of the Company's Capital Stock or subordinated Indebtedness in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, other Capital Stock (other than Disqualified Stock) and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made pursuant to the preceding sentence;

           (3) making Restricted Investments at any time, and from time to time, in an aggregate outstanding amount of $50,000,000 after July 25, 1997 (it being understood that if any Restricted Investment acquired with a Restricted Payment after July 25, 1997 pursuant to this clause (3) is sold, transferred or otherwise conveyed to any person other than the Company or a Restricted Subsidiary, the portion of the net cash proceeds or fair market value of securities or properties paid or transferred to the Company and its Restricted Subsidiaries in connection with such sale, transfer or conveyance that relates or corresponds to the repayment or return of the original cost of such a Restricted Investment will replenish or increase the amount of Restricted Investments permitted to be made pursuant to this clause (3), so that up to $50,000,000 of Restricted Investments may be outstanding under this clause (3) at any given time);

           (4) the repurchase or redemption of the Company's common stock upon the death of Thomas H. Quinn, pursuant to the terms of an employment agreement, dated as of February 25, 1988, between the Company and Thomas
        H. Quinn; provided, however, that the funds necessary to satisfy the Company's obligation to repurchase or redeem such common stock shall be fully reimbursed by insurance;

           (5) the repurchase or redemption of the Company's common stock pursuant to the terms of the several restricted stock agreements, each dated as of February 25, 1988, between the Company and each of Thomas H. Quinn, Jonathan F. Boucher and John R. Lowden, the restricted stock agreement, dated as of January 1, 1992, between the Company and Thomas Quinn, the restricted stock agreements, each dated as of January 1, 1992, between the Company and each of Jonathan F. Boucher, Adam Max and Thomas Quinn, and the restricted stock agreement, dated as of May 16, 1997, between the Company and Thomas Quinn, in each case as amended or supplemented, up to an aggregate amount not to exceed $7,500,000;

           (6) any loans, advances, distributions or payments from the Company to its Restricted Subsidiaries, or any loans, advances, distributions or payments by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, pursuant to intercompany Indebtedness, intercompany management agreements, intercompany tax sharing agreements, and other intercompany agreements and obligations;

           (7) the payment of directors' fees in an annual aggregate amount not to exceed $250,000;

           (8) to the extent constituting Restricted Payments, if no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof, the payment of consulting, financial and investment banking fees (but not limiting the payment of indemnities, expenses and other amounts) under the TJC Management Consulting Agreement, provided, that the obligation of the Company to pay such fees under the TJC Management Consulting Agreement shall be subordinated expressly to the Company's Obligations on the Senior Notes;

           (9) the purchase, redemption, retirement or other acquisition of the Discount Debentures required by their terms to be purchased, redeemed, retired or acquired with the net proceeds from asset sales (as defined in the instrument evidencing such subordinated Indebtedness) or upon a change of control (as defined in the instrument evidencing such subordinated Indebtedness);

           (10) the exchanging, refinancing or refunding of subordinated Indebtedness through the issuance of subordinated Indebtedness so long as the subordinated Indebtedness to be issued is Refinancing Indebtedness permitted under the "Limitation on Incurrence of Indebtedness" covenant;

           (11) to the extent constituting Restricted Payments, any payments made in connection with the Plan, the Prior Offering and the Offering described in this prospectus;

           (12) Restricted Investments received as consideration for the sale, transfer or disposition of any business, properties or assets of the Company or any Restricted Subsidiary, provided, that the Company complies with the "Asset Sale" covenant;

           (13) any Restricted Investment constituting securities or instruments of a person issued in exchange for trade or other claims against such person in connection with a financial reorganization or restructuring of such person;

           (14) any Restricted Investment constituting an equity investment in a Receivables Subsidiary; provided, that the aggregate amount of such equity investments does not exceed $1,000,000; and

           (15) guarantees by the Company of capital lease obligations of its Nonrestricted Subsidiaries in an aggregate principal or face amount not exceeding the aggregate principal or face amount of capital leases of the Nonrestricted Subsidiaries guaranteed by the Company on July 25, 1997.

     Limitation on Incurrence of Indebtedness. The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, issue any Indebtedness (other than the Indebtedness represented by the Senior Notes) unless our Cash Flow Coverage Ratio for the four full fiscal quarters next preceding the date such additional Indebtedness is issued would have been at least: (a) 1.7 to 1, if such date is between the Issue Date and June 30, 1999,
(b) 1.85 to 1, from July 1, 1999 through June 30, 2001, or (c) 2.0 to 1, from July 1, 2001 and thereafter, in each case determined on a Pro Forma Basis as if such additional Indebtedness and any other Indebtedness issued since the end of such four-quarter period had been issued at the beginning of such four-quarter period.

     The foregoing limitations do not apply to the issuance of:

        (1) Indebtedness of the Company and/or its Restricted Subsidiaries up to the greater of (A) $75.0 million in aggregate principal amount pursuant to the Credit Agreement, and (B) an aggregate principal amount up to the sum of: (x) 85% of the book value of the Company and its Restricted Subsidiaries' Receivables on a consolidated basis, and (y) 65% of the book value of the Company and its Restricted Subsidiaries' inventories on a consolidated basis;

        (2) Indebtedness of the Company and its Restricted Subsidiaries pursuant to any Receivables Financing;

        (3) Indebtedness of the Company and its Restricted Subsidiaries in connection with capital leases, sale and leaseback transactions, purchase money obligations, capital expenditures or similar financing transactions relating to: (A) their properties, assets and rights as of the Issue Date up to $20,000,000 in aggregate principal amount, or (B) their properties, assets and rights acquired after the Issue Date, provided that such Indebtedness under this clause (3)(B) does not exceed 100% of the cost of such properties, assets and rights;

        (4) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount up to $25,000,000 (all or any portion of which may be issued as additional Indebtedness under the Credit Agreement); and

        (5) Other Permitted Indebtedness.

     Limitation on Liens. The Indenture provides that the Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any asset now owned or hereafter acquired by them, or any income or profits therefrom or assign or convey any right to receive income therefrom; provided, however, that in addition to creating Permitted Liens on its properties or assets, the Company and any of its Restricted Subsidiaries may create any Lien upon any of their properties or assets (including, but not limited to, any Capital Stock of its Subsidiaries) if the Senior Notes are equally and ratably secured.

     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, any encumbrance or restriction on the ability of any Restricted Subsidiary to: (a) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any Restricted Subsidiary, or pay any Indebtedness owed to, the Company or any Restricted Subsidiary, (b) make loans or advances to the Company, or (c) transfer any of its properties or assets to the Company, except for such encumbrances or restrictions existing under or by reason of: (i) applicable law, (ii) Indebtedness permitted (A) under the first sentence of the "Limitation on Incurrence of Indebtedness" covenant, (B) under clauses (1), (2) and (4) of the second sentence of the "Limitation on Incurrence of Indebtedness" covenant and clauses (1), (7) and (9) of the definition of Other Permitted Indebtedness, or (C) Restricted Payments and agreements or instruments evidencing Restricted Payments permitted under the "Limitation on Restricted Payments" covenant, (iii) customary provisions restricting subletting or assignment of any lease or license of the Company or any Restricted Subsidiary, (iv) customary provisions of any franchise, distribution or similar agreement, (v) any instrument governing Indebtedness or any other encumbrance or restriction of a person acquired by the Company or any Restricted Subsidiary at the time of such acquisition, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, (vi) Indebtedness or other agreements existing on the Issue Date,
(vii) any Refinancing Indebtedness of Indebtedness described in clauses (1),
(2), (3), and (4) of the second sentence of the "Limitation on Incurrence of Indebtedness" covenant and clauses (1), (6), and (9) of the definition of Other Permitted Indebtedness; provided that the encumbrances and restrictions created in connection with such Refinancing Indebtedness are no more restrictive in any material respect with regard to the interests of the holders of Senior Notes than the encumbrances and restrictions in the refinanced Indebtedness, (viii) any restrictions, with respect to a Restricted Subsidiary, imposed pursuant to an agreement that has been entered into for the sale or disposition of the stock, business, assets or properties of such Restricted Subsidiary, (ix) the terms of any Indebtedness of the Company incurred in connection with the "Limitation on Incurrence of Indebtedness" covenant, provided that the terms of such Indebtedness constitute no greater encumbrance or restriction on the ability of any Restricted Subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than is permitted by this covenant, and (x) the terms of purchase money obligations, but only to the extent such purchase money obligations restrict or prohibit the transfer of the property so acquired.

     Nothing contained in this covenant prevents us from entering into any agreement or instrument providing for the incurrence of Permitted Liens or restricting the sale or other disposition of property or assets of the Company or its Restricted Subsidiaries that are subject to Permitted Liens.

     Limitation on Transactions With Affiliates. The Indenture provides, except as otherwise set forth in the Indenture, that neither the Company nor any of its Restricted Subsidiaries may make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or dispose of any properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into any or amend any contract, agreement or understanding with, or for the benefit of, an Affiliate (each such transaction or series of related transactions that are part of a common plan an "Affiliate Transaction"), except in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction on an arm's-length basis from an unrelated person.

     The Indenture further provides that neither the Company nor any of its Restricted Subsidiaries may engage in any Affiliate Transaction involving aggregate payments or other transfers by the

Company and its Restricted Subsidiaries in excess of $5.0 million (including cash and non-cash payments and benefits valued at their fair market value by the Board of Directors in good faith) unless the Company delivers to the Trustee (i) a resolution of the Board of Directors stating that the Board of Directors (including a majority of the disinterested directors, if any) has, in good faith, determined that such Affiliate Transaction complies with the provisions of the Indenture, and (ii) an opinion as to the fairness of such Affiliate Transaction to the Company or such Restricted Subsidiary and the holders of Senior Notes, in each case, from a financial point of view by an investment banking firm of national prominence that is not an Affiliate of the Company.

     Notwithstanding the foregoing, this covenant does not apply to: (i) transactions between the Company and any Restricted Subsidiary or between Restricted Subsidiaries, (ii) any Restricted Payments permitted pursuant to the "Limitation on Restricted Payments" covenant, (iii) payments of fees and other amounts due under any Stock Appreciation Right agreements, the Subsidiary Advisory Agreements, the Subsidiary Consulting Agreements, the Tax Sharing Agreement, the JI Properties Services Agreement, the Transition Agreement and the TJC Management Consulting Agreement, provided, that any amendments, supplements, modifications, substitutions, renewals or replacements of the foregoing agreements are approved by a majority of the Board of Directors (including a majority of the disinterested directors, if any) as fair to the Company and the holders of the Senior Notes, (iv) the payment of reasonable and customary directors' fees to directors of the Company and its Restricted Subsidiaries, (v) transactions in connection with a Receivables Financing or
(vi) payments and transactions in connection with the Offering as described in this prospectus.

     Limitation on Guarantees of Company Indebtedness by Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee any Indebtedness of the Company other than the Senior Notes (the "Other Indebtedness") unless (A) such Restricted Subsidiary contemporaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee of payment of the Senior Notes then outstanding by such Restricted Subsidiary to the same extent as the guarantee (the "Other Indebtedness Guarantee") of the Other Indebtedness (including waiver of subrogation, if any) and (B) if the Other Indebtedness guaranteed by such Restricted Subsidiary is (i) senior Indebtedness, the guarantee for the Senior Notes shall be equal in right of payment with the Other Indebtedness Guarantee and (ii) subordinated Indebtedness, the guarantee for the Senior Notes shall be senior in right of payment to the Other Indebtedness Guarantee, provided that the foregoing will not limit or restrict guarantees issued by any Restricted Subsidiary in respect of Indebtedness of other Restricted Subsidiaries.

     Each guarantee of the Senior Notes created by a Restricted Subsidiary pursuant to the provisions described in the foregoing paragraph shall be in form and substance satisfactory to the Trustee and shall provide among other things, by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer permitted by the Indenture to any person not an Affiliate of the Company of (a) all of the Company's Capital Stock in such Restricted Subsidiary, or (b) the sale of all or substantially all of the assets of the Restricted Subsidiary and upon the application of the Net Proceeds from such sale in accordance with the requirements of the "Asset Sales" provisions described herein, or (ii) the release or discharge of the Other Indebtedness Guarantee that resulted in the creation of such guarantee of the Senior Notes, except a discharge or release by or as a result of payment under such Other Indebtedness Guarantee.


MERGER OR CONSOLIDATION

     The Indenture provides that the Company shall not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, any person (any such consolidation, merger or sale being a "Disposition") unless: (a) the successor entity of such Disposition or the person to which such Disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (b) the successor corporation of such Disposition or the corporation to which such Disposition shall have been made expressly assumes the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (c) immediately after such Disposition, no Default or


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Event of Default shall exist; and (d) the corporation formed by or surviving any such Disposition, or the corporation to which such Disposition shall have been made, shall (i) have Consolidated Net Worth (immediately after the Disposition but prior to any purchase accounting adjustments resulting from the Disposition) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the Disposition, (ii) be permitted immediately after the Disposition by the terms of the Indenture to issue at least $1.00 of additional Indebtedness determined on a Pro Forma Basis pursuant to the first sentence under "Limitation on Incurrence of Indebtedness," and (iii) have a Cash Flow Coverage Ratio, for the four fiscal quarters immediately preceding the applicable Disposition, determined on a Pro Forma Basis, equal to or greater than the actual Cash Flow Coverage Ratio of the Company for such four-quarter period. The limitations in the Indenture on the Company's ability to make a Disposition described in this paragraph do not restrict the Company's ability to sell less than all or substantially all of its assets, such sales being governed by the "Asset Sales" provisions of the Indenture as described in this propsectus.

     Prior to the consummation of any proposed Disposition, the Company shall deliver to the Trustee an officers' certificate to the foregoing effect and an opinion of counsel stating that the proposed Disposition and such supplemental indenture comply with the Indenture.


PROVISION OF FINANCIAL INFORMATION TO HOLDERS OF SENIOR NOTES

     So long as the Senior Notes are outstanding, whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we shall submit for filing with the Commission the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) if we were subject to such reporting requirements. We will also provide to all holders of Senior Notes and file with the Trustee copies of such annual reports, quarterly reports and other documents required to be furnished to stockholders generally under the Securities Exchange Act of 1934. In addition, we have agreed that, for so long as any Senior Notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933.


EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that an Event of Default is: (a) a default for 30 days in payment of interest on the Senior Notes; (b) a default in payment when due of principal or premium, if any; (c) the failure of the Company to comply with any of its other agreements or covenants in, or provisions of, the Indenture or the Senior Notes outstanding under the Indenture and the Default continues for the period, if applicable, and after the notice specified in the next paragraph; (d) a default by the Company or any Restricted Subsidiary under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness or guarantee now exists or shall be created hereafter, if (1) either (A) such default results from the failure to pay principal of or interest on any such Indebtedness and such default continues for 30 days beyond any applicable grace period, or (B) as a result of such default the maturity of such Indebtedness has been accelerated prior to its expressed maturity, and (2) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been accelerated, aggregates in excess of $15,000,000; (e) a failure by the Company or any Restricted Subsidiary to pay final judgments (not covered by insurance) aggregating in excess of $7,500,000 which judgments a court of competent jurisdiction does not rescind, annul or stay within 45 days after their entry and the Default continues for the period and after the notice specified in the next paragraph; and (f) certain events of bankruptcy or insolvency involving the Company or any Significant Subsidiary.

     A Default under clause (c) (other than an Event of Default arising under the "Merger or Consolidation," "Asset Sales" or "Change of Control" provisions described herein or the covenants


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described under "Certain Covenants," any of which shall be an Event of Default with the notice but without the passage of time specified in this paragraph) or clause (e) is not an Event of Default under the Indenture until the Trustee or the holders of at least 25% in principal amount of the Senior Notes outstanding under the Indenture then outstanding notify the Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice.

     Upon the occurrence of an Event of Default, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes may declare all Senior Notes to be due and payable immediately and, upon such declaration, the principal of, premium, if any, and any accrued and unpaid interest and Liquidated Damages, if any, on all Senior Notes shall be due and payable immediately. The holders of a majority in aggregate principal amount of the Senior Notes then outstanding under the Indenture, by notice to the Trustee, may rescind any declaration of acceleration of the Senior Notes and its consequences (if the rescission would not conflict with any judgment or decree) if all existing Events of Default (other than the nonpayment of principal of or interest on the Senior Notes that shall have become due by such declaration) shall have been cured or waived. Holders of the Senior Notes may not enforce the Indenture, except as provided therein. The Trustee may withhold from holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or an Event of Default in payment of principal, premium, if any, or interest) if the Trustee determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the Senior Notes then outstanding under the Indenture may on behalf of all holders of the Senior Notes waive any existing Default or Event of Default under the Indenture and its consequences, except a continuing Default in the payment of the principal of, or premium, if any, or interest on, such Senior Notes, which may only be waived with the consent of each holder of the Senior Notes affected.

     We are required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon one of our officers becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.


NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES AND STOCKHOLDERS

     None of our officers, employees, directors or stockholders shall have any liability for any Obligations of the Company under the Senior Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such Obligations or the creation of any such Obligation. Each holder of the Senior Notes by accepting a Senior Note waives and releases all such liability, and such waiver and release are part of the consideration for issuance of the Senior Notes. The foregoing waiver may not be effective to waive liabilities under the Federal securities laws, and the Commission is of the view that such a waiver is against public policy.


SATISFACTION AND DISCHARGE OF THE INDENTURE

     We may at any time terminate all of our obligations under the Senior Notes and the Indenture (the "legal defeasance option"), except for certain obligations (including those with respect to the defeasance trust (as defined herein) and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes). We may at any time terminate (1) our obligations under the "Change of Control" and "Asset Sales" provisions and the covenants described under "Certain Covenants," and certain other covenants in the Indenture, (2) the operation of clauses (c),
(d), (e), and (f) contained in the first paragraph of the "Events of Default and Remedies" provisions and (3) the limitations contained in clauses (c) and
(d) under the "Merger or Consolidation" provisions (collectively, a "covenant defeasance option").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Senior Notes shall not be accelerated because of an Event of


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Default specified in clauses (c), (d), (e) or (f) in the first paragraph under the "Events of Default and Remedies" provisions described herein or because of our failure to comply with clauses (c) and (d) under the "Merger or Consolidation" provisions.

     To exercise either the legal or covenant defeasance option with respect to the Senior Notes outstanding under the Indenture, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. government obligations for the payment of principal of, and premium, if any, and interest on, and Liquidated Damages, if any, on such Senior Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including the passage of 91 days and delivering to such Trustee an opinion of counsel to the effect that holders of such Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).



TRANSFER AND EXCHANGE

     Holders of Senior Notes may transfer or exchange their Senior Notes in accordance with the Indenture, but the Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture, in connection with any such transfer or exchange. The Registrar is not required to issue, register the transfer or exchange (i) any Senior Notes selected for redemption or purchase, or (ii) any Senior Notes for a period of 15 days before a selection of such Senior Notes to be redeemed or purchased or between a record date and the next succeeding interest payment date.

     The registered holder of a Senior Note is treated as its owner for all purposes.


AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding under the Indenture and any existing Default or Event of Default or compliance with any provision may be waived with the consent of the holders of a majority in aggregate principal amount of the Senior Notes then outstanding under such the Indenture. Without the consent of any holder of Senior Notes, we and the Trustee may amend or supplement the Indenture or the Senior Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated securities in addition to or in place of certificated securities, to provide for the assumption of our obligations in the case of a Disposition, to comply with the Trust Indenture Act, or to make any change that does not materially adversely affect the rights of any holder of Senior Notes.

     Without the consent of each holder of Senior Notes affected, we may not

        (1) reduce the principal amount of Senior Notes whose consent is necessary to effect the amendment to or waiver under the Indenture;

        (2) reduce the rate of or change the interest payment time of such Senior Notes, or alter the redemption provisions with respect thereto (other than the provisions relating to the covenants described above under the caption "--Mandatory Offers to Purchase Senior Notes--Change of Control" and "--Asset Sales") or the price at which the Company is required to offer to purchase such Senior Notes;

        (3) reduce the principal of or change the fixed maturity of such Senior Notes;

        (4) make such Senior Notes payable in money other than stated in such Senior Notes;

        (5) make any change in the provisions concerning waiver of Defaults or Events of Default by holders of such Senior Notes, or rights of holders of such Senior Notes to receive payment of principal or interest; or


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        (6) waive any default in the payment of principal of, premium, if any, or interest on, or Liquidated Damages, if any, with respect to such Senior Notes.


CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, if it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the Senior Notes then outstanding under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. Subject to the provisions of the Indenture, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Senior Notes issued under the Indenture, unless such holders shall have offered to the Trustee security and indemnity satisfactory to it.


BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth in the next paragraph, the series D senior notes will initially be issued in the form of one or more registered global securities (the "Global Securities"), each of which will be deposited on the Closing Date with, or on behalf of, DTC and registered in the name of the Global Holder. The following are summaries of certain rules and operating procedures of DTC which affect the Global Securities.

     The series D senior notes that are issued as described under "Certificated Securities," will be issued in registered form (the "Certificated Securities"). For a description of the restrictions on the transfer of Certificated Securities, see "Notice to Investors."

     DTC has advised us that a limited-purchase trust company was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to the other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants.

     We expect that pursuant to procedures established by DTC (i) upon deposit of the Global Securities, DTC will credit the accounts of Participants with portions of the Global Securities; and (ii) ownership of the Senior Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Senior Notes will be limited to such extent. For certain other restrictions on the transferability of the Senior Notes, see "Notice to Investors."

     So long as the Global Holder is the registered owner of any Senior Notes, the Global Holder will be considered the sole owner of such Senior Notes outstanding under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Senior Notes represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders


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thereof under the Indenture for any purpose. As a result, the ability of a person having a beneficial interest in Senior Notes represented by a Global Security to pledge such interest to persons or entities that do not participate in the DTC's system or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. Accordingly, each QIB owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such QIB is not a Participant or an Indirect Participant, on the procedures of the Participant through which such QIB owns its interest, to exercise any rights of a holder under such Global Security or the Indenture.

     Neither the Trustee nor we will have any responsibility or liability for any aspect of the records relating to or payments made on account of Senior Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Senior Notes.

     Payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on any Senior Notes registered in the name of a Global Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose names the Senior Notes, including the Global Securities, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Trustee nor we have or will have any responsibility or liability for the payment of such amounts to beneficial owners of Senior Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective interests in the Global Securities in principal amount of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of Senior Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

     We have been informed by DTC that its management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." We have also been informed by DTC that is has informed its Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payments of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. According to DTC, this program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC has informed us that its plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, we have been informed by DTC that its ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunications and electrical utility service providers, among others. DTC has informed us that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC has informed us that it is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.


CERTIFICATED SECURITIES

     If (i) we notify the Trustee in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Senior Notes in definitive form under the


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Indenture, then, upon surrender by the relevant Global Holder of its Global
Security, Senior Notes in such form will be issued to each person that such Global Holder and the Depository identifies as the beneficial owner of the related Senior Notes. In addition, subject to certain conditions, any person having a beneficial interest in the Global Security may, upon request to the Trustee, exchange such beneficial interest for Certificated Securities. Upon any such issuance, the Trustee is required to register such Senior Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such Senior Notes would be issued in fully registered form.


SAME-DAY SETTLEMENT AND PAYMENT

     With respect to certificated securities, the Company will make all payments of principal, premium and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.


CERTAIN DEFINITIONS

     Set forth below are certain of the defined terms used in the Indenture. Reference is made to the Indenture for the definition of all other terms.

     "Affiliate" means any of the following: (i) any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, (ii) any spouse, immediate family member or other relative who has the same principal residence as any person described in clause
(i) above, (iii) any trust in which any such person described in clause (i) or
(ii) above has a beneficial interest, and (iv) any corporation or other organization of which any such persons described above collectively own 50% or more of the equity of such entity.

     "Asset Sale" means the sale, lease, conveyance or other disposition by the Company or a Restricted Subsidiary of assets or property (other than (i) the sale or disposition of any Restricted Investment, (ii) the sale or lease of inventory, equipment, receivables or other assets in the ordinary course of business, (iii) Receivables Financings, (iv) any sale or transfer of properties or assets by the Company or a Restricted Subsidiary to the Company or any other Restricted Subsidiary, (v) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company as permitted under "Merger or Consolidation," or (vi) Restricted Payments permitted by the "Limitations on Restricted Payments" covenant).

     "Board of Directors" means the Company's board of directors or any authorized committee of such board of directors.

     "Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including any preferred stock.

     "Cash Flow" means, for any given period and person, the sum of, without duplication, Consolidated Net Income, plus (a) the portion of Net Income attributable to the minority interests in its Subsidiaries, to the extent not included in calculating Consolidated Net Income, plus (b) provision for taxes based on income or profits to the extent such income or profits were included in computing Consolidated Net Income, plus (c) Consolidated Interest Expense, to the extent deducted in computing Consolidated Net Income, plus (d) the amortization of all intangible assets, to the extent such amortization was deducted in computing Consolidated Net Income (including, but not limited to, inventory write-ups, goodwill, debt and financing costs, and Incentive Arrangements), plus (e) non-capitalized transaction costs incurred in connection with financings, acquisitions or dispositions (including, but not limited to, financing and refinancing fees, to the extent deducted in computing Consolidated Net Income), plus (f) all depreciation and all other non-cash charges (including without limitation, those charges relating to purchase accounting adjustments to the extent deducted in computing Consolidated Net Income), plus (g) interest income, to the extent such income was not included in computing Consolidated Net Income, plus (h) all dividend payments on preferred stock (whether or not paid in cash) to the extent deducted in computing Consolidated Net Income, plus (i) any extraordinary or non-recurring charge or expense arising out of the implementation of SFAS 106


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or SFAS 109 to the extent deducted in computing Consolidated Net Income, provided, however, that if any such calculation includes any period during which an acquisition or sale of a person or the incurrence or repayment of Indebtedness occurred, then such calculation for such period shall be made on a Pro Forma Basis.

     "Cash Flow Coverage Ratio" means, for any given period and person, the ratio of: (i) Cash Flow, divided by (ii) the sum of Consolidated Interest Expense and the amount of all dividend payments on any series of preferred stock of such person (except for dividends paid or payable in additional shares of Capital Stock (other than Disqualified Stock)), in each case, without duplication; provided, however, that if any such calculation includes any period during which an acquisition or sale of a person or the incurrence or repayment of Indebtedness occurred, then such calculation for such period shall be made on a Pro Forma Basis.

     "Change of Control" means the occurrence of any of the following: (i) the Jordan Stockholders shall fail to be the beneficial owners, directly or indirectly, of at least 22% of the outstanding shares of Common Stock of the Company on a fully-diluted basis; (provided, that the issuance of any shares of the Company's Common Stock pursuant to a primary public offering shall not be considered to have diluted such percentage ownership); or (ii) the Company is merged or consolidated with another corporation, or all or substantially all of the assets of the Company are sold, leased or conveyed to another person, and the Jordan Stockholders are not the beneficial owners, directly or indirectly, immediately following such transaction, of at least 22% of the Equity Interests (which are entitled to vote in the election of directors or other governing body) of the corporation surviving any such consolidation or merger, or the person to which such sale, lease or conveyance shall have been made; or (iii) the Company is liquidated or dissolved.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the Company's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Notes to require the Company to repurchase such Senior Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries to another person may be uncertain. Furthermore, an acquisition of the Company by the Jordan Stockholders would not constitute a Change of Control.

     "Commission" means the Securities and Exchange Commission.

     "Consolidated Interest Expense" means, for any given period and person, the aggregate of the interest expense in respect of all Indebtedness of such person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount on any such Indebtedness, all non-cash interest payments, the interest portion of any deferred payment obligation and the interest component of capital lease obligations, but excluding amortization of deferred financing fees if such amortization would otherwise be included in interest expense); provided, however, that for the purpose of the Cash Flow Coverage Ratio (with respect to the covenants limiting the incurrence of additional Indebtedness, mergers, consolidations and sales of assets), Consolidated Interest Expense shall be calculated on a Pro Forma Basis; provided further, any premiums, fees and expenses (including the amortization thereof) payable in connection with the Offering, the Prior Offering and the Plan and the application of the net proceeds therefrom or any other refinancing of Indebtedness will be excluded.

     "Consolidated Net Income" means, for any given period and person, the aggregate of the Net Income of such person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that: (i) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (ii) Consolidated Net Income of any person will not include, without duplication, any deduction for: (A) increased amortization or depreciation resulting from the write-up of assets pursuant to Accounting Principles Board Opinion Nos. 16 and 17, as amended or supplemented from time to time, (B) the amortization of all intangible assets (including amortization attributable to inventory


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write-ups, goodwill, debt and financing costs, and Incentive Arrangements), (C)
non-capitalized transaction costs incurred in connection with financings, acquisitions or divestitures (including, but not limited to, financing and refinancing fees), (D) any extraordinary or nonrecurring charges relating to any premium or penalty paid, write-off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its stated maturity, and (E) any non-recurring charge arising out of the restructuring or consolidation of the operations of any person(s) or business either alone or together with the Company or any Restricted Subsidiary, incurred within 18 months following the acquisition of such person(s) or business by the Company or any Restricted Subsidiary; provided, however, that for purposes of determining the Cash Flow Coverage
Ratio (with respect to the covenants and provisions in the Indenture limiting the incurrence of additional Indebtedness, mergers or consolidations, and sales of assets), Consolidated Net Income shall be calculated on a Pro Forma Basis.

     "Consolidated Net Worth" with respect to any person means, as of any date, the consolidated equity of the common stockholders of such person (excluding the cumulated foreign currency translation adjustment), all determined on a consolidated basis in accordance with GAAP, but without any reduction in respect of the payment of dividends on any series of such person's preferred stock if such dividends are paid in additional shares of Capital Stock (other than Disqualified Stock); provided, however, that Consolidated Net Worth shall also include, without duplication: (a) the amortization of all write-ups of inventory, (b) the amortization of all intangible assets (including amortization of goodwill, debt and financing costs, and Incentive Arrangements), (c) non-capitalized transaction costs incurred in connection with financings, acquisitions or divestitures (including, but not limited to, financing and refinancing fees), (d) increased amortization or depreciation resulting from the write-up of assets pursuant to Accounting Principles Board Opinion Nos. 16 and 17, as amended and supplemented from time to time, (e) any extraordinary or nonrecurring charges or expenses relating to any premium or penalty paid, write-off of deferred financing costs or other financial recapitalization charges incurred in connection with redeeming or retiring any Indebtedness prior to its stated maturity, (f) any non-recurring charge arising out of the restructuring or consolidation of the operations of any person(s) or business either alone or together with the Company or any Restricted Subsidiary, incurred within 18 months following the acquisition of such person(s) or business by the Company or any Restricted Subsidiary, and (g) any extraordinary or non-recurring charge arising out of the implementation of SFAS 106 or SFAS 109; provided, however, that for purposes of determining Consolidated Net Worth (with respect to the covenants and provisions in the Indenture limiting the incurrence of additional Indebtedness, mergers or consolidations, and sales of assets) Consolidated Net Worth shall be calculated on a Pro Forma Basis.

     "Credit Agreement" means the credit agreement, dated July 25, 1997, entered into by JII, Inc. and certain Subsidiaries and the lenders party thereto in their capacities as lenders thereunder and Bank Boston, N.A., as agent, together with all loan documents and instruments thereunder (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including, without limitation, increasing the amount of available borrowings thereunder, and all Obligations with respect thereto, in each case, to the extent permitted by the "Limitation on Incurrence of Indebtedness" covenant, or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any Capital Stock that by its terms (or by the terms of any security into which its is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part on, or prior to, the maturity date of the Senior Notes.


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

     "Equity Interests" means Capital Stock or partnership interests or warrants, options or other rights to acquire Capital Stock or partnership interests (but excluding (i) any debt security that is convertible into, or exchangeable for, Capital Stock or partnership interests, and (ii) any other Indebtedness or Obligation); provided, however, that Equity Interests will not include any Incentive Arrangements or obligations or payments thereunder.

     "GAAP" means generally accepted accounting principles, consistently applied, as of the Issue Date. All financial and accounting determinations and calculations under the Indenture will be made in accordance with GAAP.

     "Global Holder" means Cede & Co., as nominee of DTC.

     "Hedging Obligations" means, with respect to any person, the Obligations of such persons under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) foreign exchange contracts, currency swap agreements or similar agreements, and (iii) other agreements or arrangements designed to protect such person against fluctuations in, or otherwise to establish financial hedges in respect of, exchange rates, currency rates or interest rates.

     "Incentive Arrangements" means any earn-out agreements, stock appreciation rights, "phantom" stock plans, employment agreements, non-competition agreements, subscription and stockholders agreements and other incentive and bonus plans and similar arrangements made in connection with acquisitions of persons or businesses by the Company or the Restricted Subsidiaries or the retention of executives, officers or employees by the Company or the Restricted Subsidiaries.

     "Indebtedness" means, with respect to any person, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the deferred and unpaid balance of the purchase price of any property (including pursuant to capital leases), except any such balance that constitutes an accrued expense or a trade payable, and any Hedging Obligations, if and to the extent such indebtedness (other than a Hedging Obligation) would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with GAAP, and also includes, to the extent not otherwise included, the guarantee of items that would be included within this definition; provided, however, that "Indebtedness" will not include any Incentive Arrangements or obligations or payments thereunder.

     "Insolvency or Liquidation Proceeding" means (i) any insolvency or bankruptcy or similar case or proceeding, or any reorganization, receivership, liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or (ii) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company.

     "issue" means create, issue, assume, guarantee, incur or otherwise become directly or indirectly liable for any Indebtedness or Capital Stock, as applicable; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be issued by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. For this definition, the terms "issuing," "issuer," "issuance and "issued" have meanings correlative to the foregoing.

     "Issue Date" means March 22, 1999.

     "Jordan Stockholders" means John W. Jordan, II, and/or his heirs, executors and administrators, and/or The John W. Jordan, II Revocable Trust, The Jordan Family Trust and/or any other trust established by John W. Jordan, II whose beneficiaries are John W. Jordan, II and/or his lineal descendants or other relatives.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).


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

     "Net Income" means, with respect to any person, the net income (loss) of such person, determined in accordance with GAAP, excluding, however, any gain or loss, together with any related provision for taxes, realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions).

     "Net Proceeds" means, with respect to any Asset Sale, the aggregate amount of cash proceeds (including any cash received by way of deferred payment pursuant to a note receivable issued in connection with such Asset Sale, other than the portion of such deferred payment constituting interest, and including any amounts received as disbursements or withdrawals from any escrow or similar account established in connection with any such Asset Sale, but, in either such case, only as and when so received) received by the Company or any of its Restricted Subsidiaries in respect of such Asset Sale, net of: (i) the cash expenses of such Asset Sale (including, without limitation, the payment of principal, premium, if any, and interest on Indebtedness required to be paid as a result of such Asset Sale (other than the Series B Senior Notes and the Senior Notes) and legal, accounting, management, advisory and investment banking fees and sales commissions), (ii) taxes paid or payable as a result thereof, (iii) any portion of cash proceeds that the Company determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by the Company or any of its Restricted Subsidiaries shall constitute Net Proceeds on such date, (iv) any relocation expenses and pension, severance and shutdown costs incurred as a result thereof and (v) any deduction or appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or such Restricted Subsidiary after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

     "Nonrestricted Subsidiary" means Motors and Gears Holdings, Inc. and its Subsidiaries, Telecommunication Products and its Subsidiaries, JI Properties, Inc. and its Subsidiaries and any other Subsidiary of the Company other than a Restricted Subsidiary.

     The covenants in the Indenture do not generally restrict the Nonrestricted Subsidiaries, including their incurrence of Indebtedness.

     "Obligations" means, with respect to any Indebtedness, all principal, interest, premium, penalties, fees, indemnities, expenses (including legal fees and expenses), reimbursement obligations and other liabilities payable to the holder of such Indebtedness under the documentation governing such Indebtedness, and any other claims of such holder arising in respect of such Indebtedness.

     "Offering" means the offer and sale of the series C senior notes which occurred on March 22, 1999.

     "Offering Memorandum" means the prospectus, dated March 17, 1999, relating to the Company's offering and placement of the series C senior notes.

     "Other Permitted Indebtedness" means:

        (i) Indebtedness of the Company and its Restricted Subsidiaries existing as of the Issue Date and all related Obligations as in effect on such date (including Senior Notes, Series B Senior Notes and 113/4% Senior Subordinated Discount Debentures due 2009);

        (ii) Indebtedness of the Company and its Restricted Subsidiaries in respect of bankers' acceptances and letters of credit (including, without limitation, letters of credit in respect of workers' compensation claims) issued in the ordinary course of business, or other Indebtedness in respect of reimbursement-type obligations regarding workers' compensation claims;

        (iii) Refinancing Indebtedness, provided that: (A) the principal amount of such Refinancing Indebtedness shall not exceed the outstanding principal amount of Indebtedness (including


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

     unused commitments) so extended, refinanced, renewed, replaced, substituted or refunded plus any amounts incurred to pay premiums, fees and expenses in connection therewith, (B) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded, and (C) in the case of Refinancing Indebtedness for subordinated Indebtedness, such Refinancing Indebtedness shall be subordinated to the Senior Notes at least to the same extent as the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded;

        (iv) intercompany Indebtedness of and among the Company and its Restricted Subsidiaries (excluding guarantees by Restricted Subsidiaries of Indebtedness of the Company not issued in compliance with "Limitation on Guarantees of Company Indebtedness by Restricted Subsidiaries" covenant);

        (v) Indebtedness of the Company and its Restricted Subsidiaries incurred in making permitted Restricted Payments under clauses (iv) or (v) of the second sentence of the "Limitation on Restricted Payments" covenant and guarantees by the Company of capital leases of the Company's Nonrestricted Subsidiaries up to the aggregate amount permitted by clause (xv) of the second sentence of the "Limitation and Restricted Payments" covenant;

        (vi) Indebtedness of any Nonrestricted Subsidiary; provided that such Indebtedness is nonrecourse to the Company and its Restricted Subsidiaries and the Company and its Restricted Subsidiaries have no Obligations with respect to such Indebtedness;

        (vii) Indebtedness of the Company and its Restricted Subsidiaries under Hedging Obligations;

        (viii) Indebtedness of the Company and its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts, which will not be, and will not be deemed to be, inadvertent) drawn against insufficient funds in the ordinary course of business;

        (ix) Indebtedness of any person at the time it is acquired as a Restricted Subsidiary; provided that such Indebtedness was not issued by such person in connection with or in anticipation of such acquisition and that such Indebtedness is nonrecourse to the Company and any other Restricted Subsidiary and the Company and such other Restricted Subsidiaries have no Obligations with respect to such Indebtedness;

        (x) guarantees by Restricted Subsidiaries of Indebtedness of any Restricted Subsidiary if the Indebtedness so guaranteed is permitted under the Indenture;

        (xi) guarantees by a Restricted Subsidiary of Indebtedness of the Company if the Indebtedness so guaranteed is permitted under the Indenture and the Senior Notes are guaranteed by such Restricted Subsidiary to the extent required by the "Limitation on Guarantees of Company Indebtedness by Restricted Subsidiaries" covenant;

        (xii) guarantees by the Company of Indebtedness of any Restricted Subsidiary if the Indebtedness so guaranteed is permitted under the Indenture;

        (xiii) Indebtedness of the Company and its Restricted Subsidiaries in connection with performance, surety, statutory, appeal or similar bonds in the ordinary course of business; and

        (xiv) Indebtedness of the Company and its Restricted Subsidiaries in connection with agreements providing for indemnification, purchase price adjustments and similar obligations in connection with the sale or disposition of any of their business, properties or assets.

     "Permitted Liens" means: (a) with respect to the Company and the Restricted Subsidiaries, (1) Liens for taxes, assessments, governmental charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made

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

therefor; (2) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any as shall be required in conformity with GAAP shall have been made therefor; (3) Liens incurred on deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (4) Liens incurred on deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (5) easements, rights-of-way, zoning or other restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries incurred in the ordinary course of business; (6) Liens (including extensions, renewals and replacements thereof) upon property acquired (the "Acquired Property") after the Issue Date, provided that: (A) any such Lien is created solely for the purpose of securing Indebtedness representing, or issued to finance, refinance or refund, the cost (including the cost of construction) of the Acquired Property, (B) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of the cost of the Acquired Property, (C) such Lien does not extend to or cover any property other than the Acquired Property and any improvements on such Acquired Property, and (D) the issuance of the Indebtedness to purchase the Acquired Property is permitted by the "Limitation on Incurrence of Indebtedness" covenant; (7) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (8) judgment and attachment Liens not giving rise to an Event of Default; (9) leases or subleases granted to others not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries; (10) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business and that are within the general parameters customary in the industry, in each case securing Indebtedness under Hedging Obligations; (11) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or its Restricted Subsidiaries; (12) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the Company or its Restricted Subsidiaries in the ordinary course of business; (13) any interest or title of a lessor in property subject to any Capital Lease Obligation or operating lease; (14) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (15) Liens existing on the Issue Date and any extensions, renewals or replacements thereof; and (16) any Lien granted to the Trustee under the Indenture and any substantially equivalent Lien granted to any trustee or similar institution under any indenture for senior Indebtedness permitted by the terms of the Indenture;

     (b) with respect to the Restricted Subsidiaries, (1) Liens securing Restricted Subsidiaries' reimbursement Obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (2) Liens securing Indebtedness issued by Restricted Subsidiaries if such Indebtedness is permitted by (A) the first sentence of the "Limitation on Incurrence of Indebtedness" covenant, (B) clauses (i), (ii), (iii) or (iv) of the second sentence of the "Limitation on Incurrence of Indebtedness" covenant, or (C) clauses (i), (iii) (to the extent the Indebtedness subject to such Refinancing Indebtedness was subject to Liens)
(vii), (ix) or (x) of the definition of Other Permitted Indebtedness; (3) Liens securing intercompany Indebtedness issued by any Restricted Subsidiary to the Company or another Restricted Subsidiary; (4) additional Liens at any one time outstanding with respect to assets of the Restricted Subsidiaries the aggregate fair market value of which does not exceed $10,000,000 (the fair market value of any such asset is to be determined on the date such Lien is granted on such asset); and (5) Liens securing guarantees by Restricted Subsidiaries of Indebtedness issued by the Company if such guarantees are permitted by clause
(xi) (but only in respect of the property, rights and assets of the Restricted Subsidiaries issuing such guarantees) of the definition of Other Permitted Indebtedness; and

     (c) with respect to the Company, (1) Liens securing Indebtedness issued by the Company under the Credit Agreement if such Indebtedness is permitted by the "Limitation on Incurrence of


                                      102
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Indebtedness" covenant (including, but not limited to, Indebtedness issued by the Company under the Credit Agreement pursuant to clause (i) and/or clause
(iv) of the second sentence of "Limitation on Incurrence of Indebtedness" covenant), (2) Liens securing Indebtedness of the Company if such Indebtedness is permitted by clauses (i), (iii) (to the extent the Indebtedness subject to such Refinancing Indebtedness was subject to Liens) or (vii) of the definition of Other Permitted Indebtedness, and (3) Liens securing guarantees by the Company of Indebtedness issued by Restricted Subsidiaries if such Indebtedness is permitted by the "Limitation on Incurrence of Indebtedness" covenant (including, but not limited to, Indebtedness issued by Restricted Subsidiaries under the Credit Agreement pursuant to clause (i) and/or clause (v) of the second sentence of the "Limitation on Incurrence of Indebtedness" covenant) and if such guarantees are permitted by clause (xii) (but only in respect of Indebtedness issued by the Restricted Subsidiaries under the Credit Agreement pursuant to "Limitation on Incurrence of Indebtedness" covenant) of the definition of Other Permitted Indebtedness;

provided, however, that, notwithstanding any of the foregoing, the Permitted Liens referred to in clause (c) of this definition shall not include any Lien on Capital Stock of Restricted Subsidiaries held by the Company (as distinguished from Liens on Capital Stock of Restricted Subsidiaries held by other Restricted Subsidiaries) other than Liens securing (A) Indebtedness of the Company issued under the Credit Agreement pursuant to the "Limitation on Incurrence of Indebtedness" covenant and any permitted Refinancing Indebtedness of such Indebtedness, and (B) guarantees by the Company of Indebtedness issued by Restricted Subsidiaries under the Credit Agreement pursuant to the "Limitation on Incurrence of Indebtedness" covenant and any permitted Refinancing Indebtedness of such Indebtedness.

     "Plan" means the Company's 1997 Recapitalization and Repositioning Plan referenced in the prospectus and all agreements, instruments and transactions pursuant thereto.

     "Prior Offering" means the offer and sale of the Series B Senior Notes.

     "Pro Forma Basis" means, for purposes of determining Consolidated Net Income, Cash Flow, and Consolidated Interest Expense in connection with the Cash Flow Coverage Ratio (including in connection with the "Limitation on Restricted Payments" covenant, the incurrence of Indebtedness pursuant to the first sentence of the "Limitation on Incurrence of Indebtedness" covenant and Consolidated Net Worth for purposes of the "Merger or Consolidation" covenant), giving pro forma effect to (x) any acquisition or sale of a person, business or asset, related incurrence, repayment or refinancing of Indebtedness or other related transactions, including any related restructuring charges in respect of restructurings, consolidations, compensation or headcount reductions or other cost savings which would otherwise be accounted for as an adjustment permitted by Regulation S-X under the Securities Act of 1933 or on a pro forma basis under GAAP, or (y) any incurrence, repayment or refinancing of any Indebtedness and the application of the proceeds therefrom, in each case, as if such acquisition or sale and related transactions, restructurings, consolidations, cost savings, reductions, incurrence, repayment or refinancing were realized on the first day of the relevant period permitted by Regulation S-X under the Securities Act of 1933 or on a pro forma basis under GAAP. Furthermore, in calculating the Cash Flow Coverage Ratio, (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the determination date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the determination date; (2) if interest on any Indebtedness actually incurred on the determination date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the determination date will be deemed to have been in effect during the relevant period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest rate swaps or similar interest rate protection Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Receivables" means, with respect to any person, all of the following property and interests in property of such person, whether now existing or existing in the future or hereafter acquired or


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

arising: (i) accounts, (ii) accounts receivable (including, without limitation, all rights to payment created by or arising from sales of goods, leases of goods or leased or the rendition of services rendered no matter how evidenced, whether or not earned by performance), (iii) all unpaid seller's or lessor's rights including without limitation, recession, replevin, reclamation and stoppage in transit, relating to any of the foregoing or arising therefrom,
(iv) all rights to any goods or merchandise represented by any of the foregoing (including, without limitation, returned or repossessed goods), (v) all reserves and credit balances with respect to any such accounts receivable or account debtors, (vi) all letters of credit, security or guarantees of any of the foregoing, (vii) all insurance policies or reports relating to any of the foregoing, (viii) all collection or deposit accounts relating to any of the foregoing, (ix) all proceeds of any of the foregoing, and (x) all books and records relating to any of the foregoing.

     "Receivables Financing" means (i) the sale or other disposition of Receivables that arise in the ordinary course of business, or (ii) the sale or other disposition of Receivables arising in the ordinary course of business to a Receivables Subsidiary followed by a financing transaction in connection with such sale or disposition of such Receivables.

     "Receivables Subsidiary" means a Subsidiary of the Company that is exclusively engaged in Receivables Financings and activities reasonably related thereto.

     "Refinancing Indebtedness" means (i) Indebtedness of the Company and its Restricted Subsidiaries issued or given in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund, any Indebtedness permitted under the Exchange Indentures or any Indebtedness issued to so extend, refinance, renew, replace, substitute or refund such Indebtedness, (ii) any refinancings of Indebtedness issued under the Credit Agreement, and (iii) any additional Indebtedness issued to pay premiums and fees in connection with clauses (i) and (ii).

     "Restricted Investment" means any capital contribution to, or other debt or equity investment in (other than certain investments in marketable securities and other negotiable instruments permitted by the Indenture) any Nonrestricted Subsidiary or any person other than a Restricted Subsidiary or the Company; provided, that Restricted Investments will not include Incentive Arrangements. The amount of any Restricted Investment shall be the amount of cash and the fair market value at the time of transfer of all other property (as determined by the Board of Directors in good faith) included in the original Restricted Investment, plus all additions thereto, without any adjustments for increases or decreases in value or write-ups, write-downs or write-offs with respect to such Restricted Investment. Notwithstanding the foregoing, the assignment by the Company and the assumption by a Nonrestricted Subsidiary of all or any portion of an operating lease of the Company shall not be deemed a Restricted Investment, so long as the obligations of the Company under any such lease are not increased by the terms of such assignment or assumption.

     "Restricted Subsidiary" means: (i) any Subsidiary of the Company existing on the Issue Date other than a Nonrestricted Subsidiary, and (ii) any other Subsidiary of the Company formed, acquired or existing after the Issue Date that is designated as a "Restricted Subsidiary" by the Company pursuant to a resolution approved by a majority of the Board of Directors, provided that any Restricted Subsidiary that is organized under the laws of a foreign jurisdiction and whose stock or ownership interests are sold or transferred to a Nonrestricted Subsidiary may, by resolution approved by a majority of the Board of Directors, be thereafter designated and considered as a Nonrestricted Subsidiary.

     "Restructuring Charges" means any charges or expenses in respect of restructuring or consolidating any business, operations or facilities, any compensation or headcount reduction, or any other cost savings, of any persons or businesses either alone or together with the Company or any Restricted Subsidiary, as permitted by GAAP or Regulation S-X under the Securities Act of 1933.

     "Senior Notes" means Series C Senior Notes and Series D Senior Notes.

     "Series B Senior Notes" means the 10 3/8% Series B Senior Notes due 2007 of the Company which were issued on October 3, 1997 in a registered exchange offer for the Company's 10 3/8% Series A Senior Notes due 2007.


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     "Series D Senior Notes" means the 10 3/8% Series D Senior Notes due 2007 of the Company to be issued pursuant to this prospectus in a registered exchange offer for the Company's 10 3/8% Series C Senior Notes due 2007.

     "SFAS 106" means Statement of Financial Accounting Standards No. 106.

     "SFAS 109" means Statement of Financial Accounting Standards No. 109.

     "Significant Subsidiary" means (i) any Restricted Subsidiary of the Company that would be a "significant subsidiary" as defined in clause (2) of the definition of such term in Rule 1-02 of Regulation S-X under the Securities Act of 1933 and the Exchange Act, and (ii) any other Restricted Subsidiary of the Company that is material to the business, earnings, prospects, assets or condition, financial or otherwise, of the Company and its Restricted Subsidiaries taken as a whole.

     "Stated Maturity" means with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" of any person means any entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or other governing body of such entity are owned by such person (regardless of whether such Equity Interests are owned directly by such person or through one or more Subsidiaries).

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the sum of the product(s) obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other requirement payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income tax considerations relevant to the acquisition, ownership and disposition of the series D senior notes acquired in and under the terms of the exchange offer by holders of series C senior notes who acquired such series C senior notes at their initial issuance, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions all in effect as of the date of this propsectus, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect a holder of the series D senior notes. The discussion does not address all of the federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, foreign corporations, nonresident alien individuals and persons holding the series D senior notes as part of a "straddle," "hedge" or "conversion transaction." Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with series D senior notes held as "capital assets" within the meaning of Section 1221 of the Code.

     The Company has not sought and will not seek any rulings from the IRS with respect to any position of the Company discussed below. There can be no assurance that the IRS will not take a different position from the Company concerning aspects of the tax consequences of the acquisition, ownership or disposition of the series D senior notes or that any such position would not be sustained.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.


CONSEQUENCES OF THE EXCHANGE OFFER TO EXCHANGING AND NONEXCHANGING HOLDERS

     The exchange of a series C senior note for a series D senior note pursuant to the exchange offer will not be taxable to an exchanging holder for Federal income tax purposes. As a result (i) an exchanging holder will not recognize any gain or loss on the exchange, (ii) the holding period for the series D senior note will include the holding period for the series C senior note, and
(iii) the basis of the series D senior note will be the same as the basis for the series C senior note.

     The exchange offer will result in no Federal income tax consequences to a nonexchanging holder of series C senior notes.


LIQUIDATED DAMAGES

     The treatment of interest described below with respect to the series D senior notes is based in part upon the Company's determination that, as of the date of issuance of the series C senior notes, the possibility that Liquidated Damages would be paid to holders of the series C senior notes pursuant to a Registration Default was remote. See "Description of Senior Notes--Registration Rights; Exchange Offer." The IRS may take a different position, which could affect the timing and character of interest income reported by holders of the series D senior notes.


PRE-ISSUANCE ACCRUED INTEREST

     The Company intends to treat the amount of interest accrued prior to the issue date on the series C senior notes (the "Accrued Interest") in a manner consistent with Treasury Regulation Section 1.1273-2(m) with the result that the Company will exclude the Accrued Interest from the initial purchase price of the series D senior notes and thus will also exclude the Accrued Interest from the initial purchase price of the series C senior notes. Accordingly, unless an election to use an alternative method is made, a holder similarly will exclude the Accrued Interest from the initial purchase price of the series D senior notes. As a result, the portion of the first interest payment attributable to the Accrued Interest will be treated as a return of the Accrued Interest and not as an amount includable in income. A holder may desire to contact its own tax advisor regarding the manner of electing to include the Accrued Interest in the initial purchase price of the series C senior notes and the tax consequences of such election.


INTEREST INCOME

     Interest on a series D senior note which constitutes the 10 3/8% current mandatory payment of interest is "qualified stated interest" as defined below under "--Tax Consequences of Issuance at a Discount," and will be taxable to a holder as ordinary income at the time it is received or accrued in accordance with the holder's method of accounting for tax purposes. The original issue discount ("OID") on a series D senior note will be included in income by a holder under the rules described below under "--Tax Consequences of Issuance at a Discount."


TAX CONSEQUENCES OF ISSUANCE AT A DISCOUNT

     Each series C senior note was issued with OID and thus each series D senior note will also have OID. OID is equal to the excess of the series D senior note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a series D senior note is the total of all payments provided by the series D senior note that are not payments of "qualified stated interest." A qualified stated interest payment is generally any one of a series of stated interest payments on a series D senior note that are unconditionally payable at least annually at a single fixed rate applied to the outstanding principal amount of the series D senior note. Accordingly, the 10 3/8% current mandatory interest payable on a series D senior note will constitute "qualified stated interest." All other amounts payable on the series D senior notes will be included in the series D senior note's stated redemption price at maturity.

     Holders of a series D senior note must generally include OID in income calculated on a constant-yield method before the receipt of cash attributable to such income, and generally will have to include in income increasingly greater amounts of OID over the life of the series D senior note. The amount of OID includible in income by a holder of a series D senior note is the sum of the daily portions of OID with respect to the series D senior note for each day during the taxable year or portion of the taxable year on which the holder holds such series D senior note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a series D senior note may be of any length selected by the holder and may vary in length over the term of the series D senior note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the series D senior note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the series D senior note's adjusted issue price at the beginning of the accrual period and such series D senior note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over
(b) the sum of the payments of qualified stated interest on the series D senior note allocable to the accrual period. The "adjusted issue price" of a series D senior note at the beginning of any accrual period is the issue price of the series D senior note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the series D senior note that were not payments of qualified stated interest. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the series D senior note (other than any payment of qualified stated interest) and (y) the series D senior note's adjusted issue price as of the beginning of the final accrual period.

SALE, REDEMPTION OR RETIREMENT

     If a series D senior note is redeemed, sold or otherwise disposed of, a holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other disposition of such series D senior note (to the extent such amount does not represent accrued but unpaid interest) and such holder's tax basis in the series D senior note. A holder's tax basis in a series D senior note will equal the initial purchase price of a series C senior note by such holder, increased by the amount of any OID previously included in income by such holder, and reduced by any payments of amounts on the series D senior notes not constituting "qualified stated interest." Such gain or loss generally will be capital gain or loss, provided that the holder has held the series D senior note as a capital asset. A capital gain or loss will be a long-term capital gain or loss if the holder's holding period is more than 12 months. For individual holders, long-term capital gains are subject to a maximum Federal income tax rate of 20 percent. The deduction of capital losses may be subject to limitation. In addition, a holder will recognize interest income to the extent of any accrued but unpaid interest on the series D senior notes not previously recognized by the holder at the time of the redemption or sale.


BACKUP WITHHOLDING

     A holder may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to "reportable payments" on the series D senior notes. This withholding generally applies only if the holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report properly payments of interest and dividends and the IRS has notified the Company that the holder is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from payment to a holder under the backup withholding rules is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations) are not subject to backup withholding. Holders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.


INFORMATION REPORTING

     The Company is required to furnish certain information to the IRS and will furnish annually to record holders of the series D senior notes information with respect to interest paid (and OID accrued) on the series D senior notes during the calendar year.


                             PLAN OF DISTRIBUTION

     Each broker-dealer that receives series D senior notes for its own account as a result of market-making activities or other trading activities in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such series D senior notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of series D senior notes received in exchange for series C senior notes where such series C senior notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 120 days after the Expiration Date, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of series D senior notes by broker-dealers. series D senior notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the series D senior notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such selling broker-dealer or the purchasers of any such series D senior notes. Any broker-dealer that resells series D senior notes that it received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those series D senior notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and any profit on any such resale of those series D senior notes and any commissions or concessions received by any participating broker or dealer may be deemed to be underwriting compensation under the Securities Act of 1933. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 to obtain information on the operation of the public reference room.

     We have filed with the Securities and Exchange Commission the registration statement pursuant to the Securities Act of 1933, and the rules and regulations promulgated thereunder, covering the series D senior notes. This prospectus does not contain all the information set forth in the registration statement, and certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the series D new senior notes, please read the registration statement. Statements made in this prospectus relating to the contents of any contract, agreement or other document referred to in the registration statement are not necessarily complete. For each contract, agreement or other document filed as an exhibit to the registration statement, we make reference to the exhibit for a complete description of the matter involved.


                                 LEGAL MATTERS

     The validity of the series D senior notes will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in this prospectus and registration statement as set forth in their report which, as to 1996 is based in part on the reports of Mellen, Smith & Pivoz, P.C., independent auditors; as to 1997 is based in part on the reports of Mellen, Smith & Pivoz, P.C., independent auditors, Moss Adams LLP, independent auditors, Arthur Andersen LLP, independent public accountants, and Coopers & Lybrand S.p.A., independent auditors; and as to 1998 is based in part on the reports of Moss Adams LLP, independent auditors, Arthur Andersen LLP, independent public accountants, and Coopers & Lybrand S.p.A., independent auditors. We have included our financial statements in the prospectus and elsewhere in the registration statement, in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements of Alma Products included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the period indicated as set forth in their report. The financial statements included in the prospectus and elsewhere in the registration statement are included in reliance on Arthur Andersen LLP's report given on their authority as experts in accounting and auditing.

                 INDEX TO FINANCIAL STATEMENTS AND INFORMATION

                                                                                        PAGE
                                                                                        ----
UNAUDITED PRO FORMA FINANCIAL INFORMATION
 Unaudited Pro Forma Balance Sheet as of December 31, 1998 ...........................   P-2
 Unaudited Pro Forma Statement of Operations for the year ended December 31, 1998 ....   P-3
JORDAN INDUSTRIES, INC.
 Report of Independent Auditors ......................................................   F-1
    DIVERSIFIED WIRE & CABLE, INC.
      Independent Auditors' Report ...................................................   F-2
    FIR GROUP
      Independent Auditor's Report ...................................................   F-3
    MOTION CONTROL ENGINEERING, INC.
      Report of Independent Public Accountants .......................................   F-4
    NORTHERN TECHNOLOGIES HOLDINGS, INC.
      Independent Auditor's Report ...................................................   F-5
 Consolidated Balance Sheets as of December 31, 1998 and 1997 ........................   F-6
 Consolidated Statements of Operations for the three years in the period ended
   December 31, 1998 .................................................................   F-7
 Consolidated Statements of Changes in Shareholders' Equity (Net Capital Deficiency)
   for the three years in the period ended December 31, 1998 .........................   F-8
 Consolidated Statements of Cash Flows for the three years in the period ended
   December 31, 1998 .................................................................   F-9
 Notes to Consolidated Financial Statements ..........................................   F-11
ALMA PRODUCTS
 Report of Independent Public Accountants ............................................   F-37
 Statements of Net Assets as of December 31, 1998 and 1997 ...........................   F-38
 Statements of Income for the three years in the period ended December 31, 1998 ......   F-39
 Statements of Cash Flows for the three years in the period ended December 31, 1998 ..   F-40
 Notes to Financial Statements .......................................................   F-41

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     We have prepared the following financial information (the "Unaudited Pro Forma Financial Information") based on pro forma adjustments to our historical consolidated financial statements. The Unaudited Pro Forma Financial Information gives effect to (i) the results of the Offering, (ii) the acquisition of Alma Products, (iii) the full year impact of the acquisitions of Deflecto, Rolite, Advanced DC Motors, Euclid, K&S Sheet Metal and Opto-Tech (collectively, the "Company Acquisitions"), and (iv) the disposition of Diversified Wire and Cable (the "Disposition"). The pro forma adjustments are described in the accompanying notes. The Unaudited Pro Forma Financial Information is presented for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been if the aforementioned events had occurred on the dates specified or to project our financial position or results of operations at any future date or for any future periods. The Unaudited Pro Forma Financial Information should be read in conjunction with our historical consolidated financial statements, and the related notes.

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF DECEMBER 31, 1998




                                                       HISTORICAL    ACQUISITION (1)
                                                       ----------    -----------
                                                          (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents .........................   $   23,008        $    --
 Accounts receivable, net ..........................      160,586          9,565
 Inventories .......................................      139,720         12,790
 Prepaid expenses and other current
   assets ..........................................       17,724          1,053
                                                       ----------        -------
Total current assets ...............................      341,038         23,408
Property and equipment, net ........................      139,578          7,925
Other assets .......................................      563,272             --
                                                       ----------        -------
Total assets .......................................   $1,043,888        $31,333
                                                       ==========        =======
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ................................   $  145,837        $ 9,035
Current portion of long-term obligations ...........        6,136             --
Long-term obligations:
 Credit Agreements .................................      164,000             --
 Senior Notes ......................................           --             --
 Other debt ........................................      895,419             --
                                                       ----------        -------
Total long-term obligations ........................    1,059,419             --
Other non-current liabilities and deferred
 income taxes ......................................       14,991          2,706
 Jordan Telecommunication Products
   Senior Preferred Stock ..........................       23,943             --
 Motors and Gears Senior Preferred
   Stock ...........................................        1,706             --
Stockholders' equity (net capital
 deficiency) .......................................     (208,144)        19,592
                                                       ----------        -------
Total liabilities and stockholders' equity .........   $1,043,888        $31,333
                                                       ==========        =======



                                                         PRO FORMA
                                                      ADJUSTMENTS (2)   OFFERING (3)    PRO FORMA
                                                     ----------------- -------------- -------------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents .........................     $(84,077)       $   86,100    $   25,031
 Accounts receivable, net ..........................          --                 --       170,151
 Inventories .......................................          --                 --       152,510
 Prepaid expenses and other current
   assets ..........................................          --                 --        18,777
                                                         --------        ----------    ----------
Total current assets ...............................     (84,077)            86,100       366,469
Property and equipment, net ........................          --                 --       147,503
Other assets .......................................      65,459             13,661       642,392
                                                         --------        ----------    ----------
Total assets .......................................     $(18,618)       $   99,761    $1,156,364
                                                         ========        ==========    ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ................................     $ 1,590(4)      $       --    $  156,462
Current portion of long-term obligations ...........          --                 --         6,136
Long-term obligations:
 Credit Agreements .................................          --            (50,000)      114,000
 Senior Notes ......................................          --            149,761       149,761
 Other debt ........................................          --                 --       895,419
                                                         ---------       ----------    ----------
Total long-term obligations ........................          --             99,761     1,159,180
Other non-current liabilities and deferred
 income taxes ......................................        (616)(5)             --        17,081
 Jordan Telecommunication Products
   Senior Preferred Stock ..........................          --                 --        23,943
 Motors and Gears Senior Preferred
   Stock ...........................................          --                 --         1,706
Stockholders' equity (net capital
 deficiency) .......................................     (19,592)                --      (208,144)
                                                         ---------       ----------    ----------
Total liabilities and stockholders' equity .........     $(18,618)       $   99,761    $1,156,364
                                                         =========       ==========    ==========

----------
(1) Reflects the historical balance sheet of Alma Products as of December 31, 1998.

(2) Reflects the acquisition price and certain preliminary purchase accounting adjustments related to the Alma Products acquisition.

(3) Reflects the offering including the issuance of $155.0 million of senior notes, less a discount of $5.2 million, the repayment of the Credit Agreement of $50.0 million, and the payment of fees and expenses related to the offering related transactions of $13.7 million.

(4) Reflects a $2.0 million accrual for the payment of transaction related fees and the elimination of $0.4 million for an environmental accrual that was not assumed by the Company.

(5) Reflects the elimination of certain officer employment contract and retirement benefit liabilities that were not assumed by the Company.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                                                             FOR THE YEAR ENDED DECEMBER 31, 1998
                                                        -----------------------------------------------
                                                                           ALMA
                                                         HISTORICAL   ACQUISITION(1)   ACQUISITIONS(2)
STATEMENT OF OPERATIONS DATA:                           ------------ ---------------- -----------------
Net Sales .............................................  $ 943,607       $73,608          $ 28,012
Cost of sales, excluding depreciation .................    601,385        55,998            15,900
Selling, general and administrative expenses,
 excluding depreciation ...............................    193,426         3,603             4,649
Depreciation and amortization .........................     45,047         2,879             1,573
Advisory fees and other, net ..........................     12,053            --                50
                                                         ---------       -------          --------
Operating income ......................................     91,696        11,128             5,840
Interest expense, net .................................    107,527            --             2,232
Other (income) expense ................................      6,719           (43)              124
                                                         ---------       -------          --------
Income (loss) before income taxes, minority interest
 and extraordinary items ..............................    (22,550)       11,171             3,484
Income taxes (credits) ................................      8,162           179                --
Minority interest .....................................        695            --                --
                                                         ---------       -------          --------
Net income (loss) before extraordinary items ..........    (31,407)       10,992             3,484
Extraordinary items ...................................        179            --                --
                                                         ---------       -------          --------
Net income (loss) .....................................  $ (31,586)      $10,992          $  3,484
                                                         =========       =======          ========
OTHER DATA:
Adjusted operating income .............................  $  91,696       $11,128          $  5,840
Capital expenditures ..................................     21,477         1,131               837
Cash interest expense, net ............................     78,450            --             1,292



                                                              FOR THE YEAR ENDED DECEMBER 31, 1998
                                                        ------------------------------------------------
                                                                              OFFERING          PRO
                                                         DISPOSITION(3)      AND OTHER         FORMA
STATEMENT OF OPERATIONS DATA:                           ---------------- ----------------- -------------
Net Sales .............................................    $ (21,067)      $        --      $1,024,160
Cost of sales, excluding depreciation .................      (15,268)               --         658,015
Selling, general and administrative expenses,
 excluding depreciation ...............................       (5,709)               --         195,969
Depreciation and amortization .........................         (345)               --          49,154
Advisory fees and other, net ..........................          709                --          12,812
                                                           ---------       -----------      ----------
Operating income ......................................         (454)               --         108,210
Interest expense, net .................................          (66)           13,879 (4)     123,572
Other (income) expense ................................           --                --           6,800
                                                           ---------       -----------      ----------
Income (loss) before income taxes, minority interest
 and extraordinary items ..............................         (388)          (13,879)        (22,162)
Income taxes (credits) ................................          (38)               --           8,303
Minority interest .....................................           --                --             695
                                                           ---------       -----------      ----------
Net income (loss) before extraordinary items ..........         (350)          (13,879)        (31,160)
Extraordinary items ...................................           --              (179)(5)          --
                                                           ---------       -----------      ----------
Net income (loss) .....................................    $    (350)      $   (13,700)     $  (31,160)
                                                           =========       ===========      ==========
OTHER DATA:
Adjusted operating income .............................    $    (454)      $        --      $  108,210
Capital expenditures ..................................          (92)             (975)         22,378
Cash interest expense, net ............................          (66)           12,272          91,948

-------
(1) Represents the results of operations of Alma Products for the year ended December 31, 1998. The results of operations also include purchase price accounting adjustments for additional amortization related to the excess of purchase price over the value of the net assets acquired (goodwill) of $1.7 million, as well as the elimination of $0.6 million of selling, general and administrative expenses relating to liabilities for certain officer employment benefits which were not assumed by the Company.

(2) Represents the results of operations of Deflecto, Rolite, Advanced DC Motors, Euclid, K&S Sheet Metal and Opto-Tech prior to their acquisition by us or our subsidiaries. The results of operations also include purchase accounting adjustments for additional depreciation and amortization related to the write up of property and equipment and the excess of purchase price over the value of the net assets acquired (goodwill).

(3) Reflects the results of operations of Diversified Wire and Cable prior to its sale in July 1998.

(4) Reflects (i) additional interest expense of $16.1 million related to the offering, (ii) the elimination of $3.8 million of interest expense incurred on the Company's outstanding borrowings under its revolving credit facility, and (iii) $1.6 million of incremental amortization of deferred financing fees related to costs incurred in connection with the offering.

(5) Reflects the write-off of deferred financing fees recorded in connection with a portion of the Company's long-term debt.

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Jordan Industries, Inc.


     We have audited the accompanying consolidated balance sheets of Jordan Industries, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries whose statements reflect total assets constituting 15% and 19% as of December 31, 1998 and 1997, respectively, and net sales constituting 12%, 10%, and 3% for each of the three years in the period ended December 31, 1998, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jordan Industries, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP


Chicago, Illinois
March 31, 1999

                                                                          [LOGO]

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
Diversified Wire & Cable, Inc.
Troy, Michigan


     We have audited the balance sheets of Diversified Wire & Cable, Inc. as of December 31, 1997 and 1996 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1997 and for the period June 25, 1996 (Commencement of Operations) through December 31, 1996, respectively, (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Wire & Cable, Inc. as of December 31, 1997 and 1996, and the results of its operations, the changes in stockholders' equity and its cash flows for the year ended December 31, 1997 and for the period June 25, 1996 through December 31, 1996, respectively, in conformity with generally accepted accounting principles.




                                            Mellen, Smith & Pivoz, P.C.


Bingham Farms, Michigan
January 22, 1998

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors of
Fir Group


     We have audited the consolidated balance sheet of Fir Group (the "Company") composed of FIR Elettromeccanica S.p.A., CIME S.p.A., Selin Sistemi S.p.A. and TEA S.r.1. as of October 31, 1998 and 1997, and the related consolidated statements of income, retained earnings, and cash flows for the year and for the five months then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 1998 and 1997, and the results of its operations and its cash flows for the year and for the five months then ended, in conformity with generally accepted accounting principles.




                                            COOPERS & LYBRAND S.p.A.


Bologna, 5 February 1999

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Motion Control Engineering, Inc.:


     We have audited the balance sheets of MOTION CONTROL ENGINEERING, INC. (a California corporation and a wholly-owned subsidiary of Motors & Gears, Inc.) as of December 31, 1998 and 1997, and the related statements of income, shareholders' equity and cash flows for the year ended December 31, 1998 and for the 13 days ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Motion Control Engineering, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and for the 13 days ended December 31, 1997 in conformity with generally accepted accounting principles.




                                            Arthur Andersen LLP


Sacramento, California
February 9, 1999

                         INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
Northern Technologies Holdings, Inc.
Deerfield, Illinois


     We have audited the accompanying balance sheets of Northern Technologies Holdings, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Technologies Holdings, Inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.




                                            Moss Adams LLP


Spokane, Washington
January 22, 1999

                            JORDAN INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                                                                              DECEMBER 31,
                                                                      ----------------------------
                                                                           1998           1997
                                                                      -------------   ------------
ASSETS
Current assets:
 Cash and cash equivalents ........................................    $   23,008      $   52,500
 Accounts receivable, net of allowance of $4,493 and $3,645 in 1998
   and 1997, respectively .........................................       160,586         134,177
 Inventories ......................................................       139,720         124,000
 Prepaid expenses and other current assets ........................        17,724          12,706
                                                                       ----------      ----------
   Total current assets ...........................................       341,038         323,383
Property, plant and equipment, net ................................       139,578         105,070
Investments in and advances to affiliates .........................         1,722           1,722
Goodwill, net .....................................................       491,510         433,294
Other assets ......................................................        70,040          66,762
                                                                       ----------      ----------
   Total Assets ...................................................    $1,043,888      $  930,231
                                                                       ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
 (NET CAPITAL DEFICIENCY)
Current liabilities:
 Notes payable ....................................................    $      737      $    2,650
 Accounts payable .................................................        70,798          58,781
 Accrued liabilities ..............................................        68,722          70,473
 Advance deposits .................................................         5,580           5,424
 Current portion of long-term debt ................................         6,136           9,547
                                                                       ----------      ----------
   Total current liabilities ......................................       151,973         146,875
Long-term debt ....................................................     1,059,419         921,871
Other noncurrent liabilities ......................................        12,762          13,403
Deferred income taxes .............................................         1,444           1,444
Minority interest .................................................           785              88
Preferred stock ...................................................        25,649          21,835
Shareholders' equity (net capital deficiency):
 Common stock $.01 par value:
   authorized - 100,000 shares
   issued and outstanding - 98,501 shares .........................             1               1
 Additional paid-in capital .......................................         2,116           2,116
 Accumulated other comprehensive income ...........................         2,038            (504)
 Accumulated deficit ..............................................      (212,299)       (176,898)
                                                                       ----------      ----------
   Total shareholders' equity (net capital deficiency) ............      (208,144)       (175,285)
                                                                       ----------      ----------
   Total Liabilities and Shareholders' Equity
    (Net Capital Deficiency) ......................................    $1,043,888      $  930,231
                                                                       ==========      ==========

                            See accompanying notes.

                            JORDAN INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            (DOLLARS IN THOUSANDS)




                                                                      YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------
                                                                1998            1997            1996
                                                           -------------   -------------   -------------
Net sales ..............................................     $ 943,607       $ 707,112       $ 601,567
Cost of sales, excluding depreciation ..................       601,385         446,580         375,745
Selling, general and administrative expense ............       193,426         148,921         150,951
Depreciation ...........................................        23,180          19,612          18,939
Amortization of goodwill and other intangibles .........        21,867          15,709          11,499
Stock appreciation right and compensation
 agreements ............................................            --          15,871           9,822
Loss on purchase of an affiliated company ..............            --              --           4,488
Management fees and other ..............................         9,033           4,975           4,489
Loss on foreign currency transactions ..................         3,020              --              --
Restructuring charges ..................................            --              --           8,106
Other non-recurring charges ............................            --              --           4,136
                                                             ---------       ---------       ---------
 Operating income ......................................        91,696          55,444          13,392
Other (income) and expenses:
   Interest expense ....................................       109,705          82,455          63,340
   Interest income .....................................        (2,178)         (2,713)         (2,538)
   Loss (gain) on sale of subsidiaries .................         6,299         (17,081)             --
   Other ...............................................           420          (1,044)             --
                                                             ---------       ---------       ---------
    Total other expenses ...............................       114,246          61,617          60,802
                                                             ---------       ---------       ---------
Loss before income taxes, minority interest, equity in
 investee and extraordinary items ......................       (22,550)         (6,173)        (47,410)
Provision for income taxes .............................         8,162           6,575           4,415
                                                             ---------       ---------       ---------
Loss before minority interest, equity in investee and
 extraordinary items ...................................       (30,712)        (12,748)        (51,825)
Minority interest ......................................           695          (1,874)             59
Equity in losses of investee ...........................            --           3,386              --
                                                             ---------       ---------       ---------
Loss before extraordinary items ........................       (31,407)        (14,260)        (51,884)
Extraordinary loss .....................................           179          31,358           3,806
                                                             ---------       ---------       ---------
 Net loss ..............................................     $ (31,586)      $ (45,618)      $ (55,690)
                                                             =========       =========       =========

                            See accompanying notes.

                            JORDAN INDUSTRIES, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (NET CAPITAL DEFICIENCY)
                            (DOLLARS IN THOUSANDS)

                                          COMMON STOCK                      NOTE       ACCUMULATED
                                      --------------------  ADDITIONAL   RECEIVABLE       OTHER
                                         NUMBER               PAID-IN       FROM      COMPREHENSIVE    ACCUMULATED
                                       OF SHARES   AMOUNT     CAPITAL      OFFICER        INCOME         DEFICIT        TOTAL
                                      ----------- -------- ------------ ------------ --------------- -------------- -------------
Balance at January 1, 1996 ..........    93,501      $ 1     $  1,097     $     --      $   (778)      $  (76,674)   $  (76,354)
   Common stock issuance ............     1,500       --        1,460       (1,460)           --               --            --
   Cumulative translation
    adjustment ......................        --       --           --           --         1,763               --         1,763
   Net Loss .........................        --       --           --           --            --          (55,690)      (55,690)
                                                                                                                     ----------
   Comprehensive income .............        --       --           --           --            --               --       (53,927)
                                         ------      ---     --------     --------      --------       ----------    ----------
Balance at December 31, 1996 ........    95,001        1        2,557       (1,460)          985         (132,364)     (130,281)
   Purchase of common stock .........    (1,500)      --       (1,460)       1,460            --               --            --
   Issuance of common stock .........     5,000       --        1,019           --            --               --         1,019
   Sales of subsidiary to Related
    party ...........................        --       --           --           --            --            1,084         1,084
   Cumulative translation
    adjustment ......................        --       --           --           --        (1,489)              --        (1,489)
   Net Loss .........................        --       --           --           --            --          (45,618)      (45,618)
                                                                                                                     ----------
   Comprehensive income .............        --       --           --           --            --               --       (47,107)
                                         ------      ---     --------     --------      --------       ----------    ----------
Balance at December 31, 1997 ........    98,501        1        2,116           --          (504)        (176,898)     (175,285)
   Non-cash dividends to third
    parties .........................        --       --           --           --            --           (3,815)       (3,815)
   Cumulative translation
    adjustment ......................        --       --           --           --         2,542               --         2,542
   Net loss .........................        --       --           --           --            --          (31,586)      (31,586)
                                                                                                                     ----------
   Comprehensive income .............        --                    --           --            --               --       (29,044)
                                         ------              --------     --------      --------       ----------    ----------
Balance at December 31, 1998 ........    98,501      $ 1     $  2,116     $     --      $  2,038       $ (212,299)   $ (208,144)
                                         ======      ===     ========     ========      ========       ==========    ==========

                            See accompanying notes.

                            JORDAN INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)




                                                                      YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------
                                                                1998            1997            1996
                                                           -------------   -------------   -------------
Cash flows from operating activities:
 Net loss ..............................................    $  (31,586)     $  (45,618)     $  (55,690)
   Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Restructuring charges ..............................            --              --           8,106
    Amortization of deferred financing costs ...........         4,451           3,622           3,001
    Depreciation and amortization ......................        45,047          35,321          30,438
    Provision for deferred income taxes ................            --              --           2,184
    Equity in losses of investee .......................            --           3,386              --
    Loss (gain) on sale of subsidiary ..................         6,299         (17,081)             --
    Loss on acquisition of affiliated company ..........            --              --           4,488
    Minority interest ..................................           696          (1,874)             59
    Extraordinary loss .................................           179          31,358           3,806
    Non-cash interest ..................................        26,303          18,456          11,987
Changes in operating assets and liabilities (net of
 acquisitions):
    Accounts receivable ................................       (16,025)        (15,942)         13,894
    Inventories ........................................        (4,241)         (5,695)            796
    Prepaid expenses and other current assets ..........        (4,441)            796            (851)
    Non-current assets .................................        (4,024)           (602)         (1,071)
    Accounts payable, accrued liabilities, and other
      current liabilities ..............................         6,526           3,713           2,560
    Advance deposits ...................................           156           3,524              69
    Non-current liabilities ............................           378           3,799            (526)
    Other ..............................................          (335)            345            (146)
                                                            ----------      ----------      ----------
Net cash provided by operating activities ..............        29,383          17,508          23,104
Cash flows from investing activities:
 Capital expenditures, net of dispositions .............       (21,477)        (14,179)        (17,395)
 Notes receivable from affiliates ......................            --              --          (5,263)
 Acquisitions of subsidiaries ..........................      (129,065)       (229,807)       (150,360)
 Net cash acquired in purchase of subsidiaries .........         2,292           4,972           5,869
 Acquisitions of minority interests and other ..........            --              --             (81)
 Net proceeds from sale of subsidiary ..................        15,000          45,954              --
 Redemption of investment in affiliate .................            --          12,500              --
 Investment in affiliate ...............................        (7,285)             --              --
                                                            ----------      ----------      ----------
Net cash used in investing activities ..................      (140,535)       (180,560)       (167,230)

                         (Continued on following page.)
                            See accompanying notes.

                            JORDAN INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                  (continued)

                                                                      YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------
                                                                 1998           1997           1996
                                                             ------------   ------------   ------------
Cash flows from financing activities:
 Proceeds of debt issuance - SPL Holdings, Inc. ..........    $      --      $       --     $  13,000
 Proceeds of debt issuance - MK Holdings, Inc. ...........           --              --        20,000
 Proceeds of debt issuance - JII, Inc. ...................           --         120,000            --
 Proceeds from preferred stock issuance - Jordan
   Telecommunications Products, Inc. .....................           --          25,000            --
 Proceeds of debt issuance - Motors and Gears, Inc.                  --         105,692       170,000
 Proceeds of debt issuance - Jordan
   Telecommunications, Inc. ..............................           --         273,545            --
 Proceeds from revolving credit facilities, net ..........       96,000          21,500        40,909
 Payment of financing costs ..............................           --         (29,514)      (11,858)
 Repayment of long-term debt .............................      (19,192)       (331,560)      (98,143)
 Other borrowing .........................................        2,310              --         2,107
                                                              ---------      ----------     ---------
Net cash provided by financing activities ................       79,118         184,663       136,015
Foreign currency translation .............................        2,542          (1,908)         (345)
                                                              ---------      ----------     ---------
Net increase (decrease) in cash and cash equivalents .....      (29,492)         19,703        (8,456)
Cash and cash equivalents at beginning of year ...........       52,500          32,797        41,253
                                                              ---------      ----------     ---------
Cash and cash equivalents at end of year .................    $  23,008      $   52,500     $  32,797
                                                              =========      ==========     =========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
   Interest ..............................................    $  74,715      $   56,957     $  45,563
                                                              =========      ==========     =========
   Income taxes, net .....................................    $   3,714      $    4,617     $   2,603
                                                              =========      ==========     =========
 Noncash investing activities:
   Capital leases ........................................    $  15,489      $    2,318     $   5,543
                                                              =========      ==========     =========

                            See accompanying notes.

                            JORDAN INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


NOTE 1 -- ORGANIZATION

Jordan Industries, Inc. (the Company), an Illinois corporation, was formed by Chicago Group Holdings, Inc. on May 26, 1988 for the purpose of combining into one corporation certain companies in which partners and affiliates of The Jordan Company (The Jordan Group) acquired ownership interests through leveraged buy-outs. Chicago Group Holdings, Inc. was formed on February 8, 1988 and had no operations. The Company was merged with Chicago Group Holdings, Inc. on May 31, 1988 with the Company being the surviving company.

The Company's business is divided into five groups. The Specialty Printing and Labeling group consists of Sales Promotion Associates, Inc. ("SPAI"), Valmark Industries, Inc. ("Valmark"), Pamco Printed Tape and Label Co., Inc. ("Pamco") and Seaboard Folding Box, Inc. ("Seaboard"). The Jordan Specialty Plastics group consists of Beemak Plastics Inc. ("Beemak"), Sate-Lite Manufacturing Company ("Sate-Lite"), Deflecto Corporation ("Deflecto"), and Rolite Plastics ("Rolite"). The Motors and Gears group consists of The Imperial Electric Company ("Imperial") and its subsidiaries, Gear Research, Inc. ("Gear") and Euclid Universal Corporation ("Euclid"), Merkle-Korff Industries, Inc. ("Merkle-Korff"), FIR Group Companies ("FIR"), Electrical Design & Control ("ED&C"), Motion Control Engineering ("Motion Control")and Advanced D.C. Motors ("Advanced DC"). The Telecommunication Products Group consists of Dura-Line Corporation ("Dura-Line"), Electronic Connectors and Components ("Connectors"), Viewsonics, Inc. ("Viewsonics"), Bond Holdings, Inc. ("Bond"), LoDan West, Inc. ("LoDan"), Northern Technologies, Inc. ("Northern"), Engineered Endeavors, Inc. ("EEI") Telephone Services, Inc. ("TSI")and K&S Sheet Metal ("K&S"). Welcome Home, Inc. ("Welcome Home") is managed on a stand-alone basis and is no longer consolidated in the Company's results of operations. (See note 3). The remaining businesses comprise the Company's Consumer and Industrial Products group. This group consists of DACCO, Incorporated ("DACCO"), Riverside Book and Bible House, Inc. ("Riverside"), Parsons Precision Products, Inc. ("Parsons"), Cape Craftsmen, Inc. ("Cape"), Cho-Pat Inc. ("Cho-Pat") and Dura-Line Retube ("Retube"). All of the foregoing corporations are collectively referred to herein as the "Subsidiaries," and individually as a "Subsidiary."


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES


 Principles of consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries. All significant intercompany balances and transactions have been eliminated. Operations of FIR are included for the period ended two months prior to the Company's year end to ensure timely preparation of the consolidated financial statements.


 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.


 Inventories

Inventories are stated at the lower of cost or market. Inventories are primarily valued at either average or first-in, first-out ("FIFO") cost.


 Depreciation and amortization

Property, plant and equipment -- Depreciation and amortization of property, plant and equipment is calculated using estimated useful lives, or over the lives of the underlying leases, if less, using the straight-line method.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

The useful lives of plant and equipment for the purpose of computing book depreciation are as follows:



  Machinery and equipment ............   3-10 years
  Buildings and improvements .........   7-35 years
  Furniture & fixtures ...............   5-10 years

Goodwill -- Goodwill is being amortized on the straight-line basis over periods ranging from 15 to 40 years. Goodwill at December 31, 1998 and 1997 is net of accumulated amortization of $47,651, and $32,380, respectively. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no material adjustments to the carrying value of long-lived assets in 1998 or 1997.


 Other assets

Patents are amortized over the remainder of their legal lives, which approximate their useful lives, on the straight-line basis. Deferred financing costs amounting to $34,201 and $38,568, net of accumulated amortization of $14,533 and $9,939 at December 31, 1998 and 1997, respectively, are amortized over the terms of the loans or, if shorter, the period such loans are expected to be outstanding. Non-compete covenants and customer lists amounting to $10,314 and $12,121, net of accumulated amortization of $51,487 and $47,632 at December 31, 1998 and 1997, respectively, are amortized on the straight-line basis over their estimated useful lives, ranging from three to ten years.


 Income taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company has not provided for U.S. Federal and State Income Taxes on undistributed earnings of foreign subsidiaries to the extent the undistributed earnings are considered to be permanently reinvested.


 Revenue recognition

Revenues are primarily recognized when products are shipped to customers.


 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


 Reclassification

Certain amounts in prior years financial statements have been reclassified to conform with the presentation in 1998.


 Realignment of segment reporting

In 1996, Dura-Line was moved from the Consumer and Industrial Products segment to the Telecommunication Products segment. In 1997, the Retube product line of Dura-Line was moved from

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

the Telecommunication Products segment to the Consumer and Industrial Products segment. In 1998 Sate-Lite and Beemak were reclassified from the Consumer and Industrial Products segment to the Jordan Specialty Plastics segment. Prior period results were also realigned into these new groups in order to provide accurate comparisons between periods.


 New pronouncements

The Company has adopted Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 130 ("Statement 130"), Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires the Company's foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

The Company has adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 supersedes FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 is solely a reporting requirement and therefore did not have an effect on the Company's financial position or results of operations.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133"), which is required to be adopted in fiscal years beginning after June 15, 1999. Statement 133 requires all derivatives to be recognized in the balance sheet as either assets or liabilities at fair value. Derivatives that are not hedges must be adjusted to fair value through income. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of Statement
133. Management believes the adoption of this Statement will not have a material effect on the Company.


 Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places cash and cash equivalents with high quality financial institutions, and is restricted by its revolving credit facilities as to its investment instruments. Concentration of credit risk relating to accounts receivable is limited due to the large number of customers from many different industries and locations. The Company believes that its allowance for doubtful accounts is adequate to cover potential credit risk.


 Foreign currency translation

In accordance with SFAS No. 52, Foreign Currency Translation, assets and liabilities of the Company's foreign operations are translated from foreign currencies into U.S. dollars at year-end rates while income and expenses are translated at the weighted-average exchange rates for the year. Gains or losses resulting from the translations of foreign currency financial statements are deferred and classified as a separate component of shareholders' equity. Gains or losses resulting from the remeasurement of financial statements of foreign entities located in highly inflationary economies have

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

been included in the determination of net income or loss in the current period. The Company recognized a $3,020 charge in 1998 related to remeasurement of the financial statements of Dura-Line's Mexican operations as of December 31, 1998.


NOTE 3 -- WELCOME HOME CHAPTER 11 FILING

On January 21, 1997, Welcome Home filed a voluntary petition for relief under Chapter 11 ("Chapter 11") of title 11 of the United States code in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). In Chapter 11, Welcome Home has continued to manage its affairs and operate its business as a debtor-in-possession. As a debtor-in-possession in Chapter 11, Welcome Home may not engage in transactions outside of the ordinary course of business without approval of the Bankruptcy Court. The Company expects Welcome Home to emerge from Chapter 11 within the next 90 days. Upon emergence from Chapter 11, the Company will own approximately 94% of the then outstanding common stock of Welcome Home, for consideration paid to creditors of approximately $1,100.

Subsequent to the filing, Welcome Home reached an agreement with Fleet Capital Corporation to provide secured debtor-in-possession financing in the form of a credit facility. The credit facility provides for borrowings dependent upon Welcome Home's level of inventory with maximum borrowings of $12,750. The agreement grants a security interest in substantially all assets. Advances under the facility bear interest at the prime rate plus 1.5%. The agreement will terminate on October 29, 2003.

As a result of Welcome Home's Chapter 11 filing, the Company no longer has the ability to control the operations and financial affairs of Welcome Home. Accordingly, the Company no longer consolidates Welcome Home in its financial statements from January 21, 1997, the date of the filing. For the period ended January 21, 1997, the Company recorded a net loss of $1,195 related to Welcome Home.

The operating results of Welcome Home included in the consolidated results of the Company over the last three years are as follows:

                                                  YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                             1998        1997          1996
                                            ------   -----------   ------------
       Net sales ........................    $ --     $  2,456      $  81,855
       Operating loss ...................      --       (1,107)       (15,975)
       Loss before income taxes .........    $ --     $ (1,195)     $ (18,154)

From January 21, 1997, the Company accounted for its investment in Welcome Home under the equity method of accounting and recognized a $3,386 loss on its investment.

In 1998, Cape's sales to Welcome Home were $14,420, or 64% of Cape's total sales for the year. The Company's receivable outstanding related to these sales was $1,965 at December 31, 1998.


NOTE 4 -- RESTRUCTURING CHARGES

In the fourth quarter of 1995, Welcome Home adopted a restructuring plan which continued through 1996. The major elements of the plan included a change in Welcome Home's merchandising strategy and the liquidation of merchandise which was not consistent with that strategy, closure of unprofitable stores, and strengthening the company's executive management team and information systems as necessary to successfully implement the above strategies.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

Restructuring charges incurred in 1996 were primarily due to store closings. In the fourth quarter of 1996, Welcome Home recorded restructuring charges of $8,106, of which $872 related to employee contracts, $4,266 related to leases and inventory, and $2,968 related to its investment in furniture, fixtures, and leasehold improvements.


NOTE 5 -- FINANCIAL RECAPITALIZATION AND BUSINESS REPOSITIONING PLAN ("THE
PLAN")

Motors and Gears Holdings, Inc., along with its wholly-owned subsidiary, Motors and Gears, Inc. ("M&G"), were formed in September 1995 to combine a group of companies engaged in the manufacture and sale of fractional and sub-fractional motors and gear motors primarily to customers located throughout the United States.

At the end of 1996, M&G was comprised of Merkle-Korff and its wholly-owned subsidiary, Barber-Colman, and Imperial and its wholly-owned subsidiaries, Scott and Gear. All of the outstanding shares of Merkle-Korff were purchased by M&G in September 1995 and the net assets of Barber-Colman were purchased by Merkle-Korff in March 1996. Barber-Colman was legally merged into Merkle-Korff as of January 1, 1997 and now operates as a division of Merkle-Korff. The net assets of Imperial, Scott and Gear were purchased by M&G, from the Company, at an arms length basis on November 7, 1996, with the proceeds from a debt offering. The purchase price was $75,656, which included the repayment of $6,008 in Imperial liabilities owed to the Company, and a contingent payment payable pursuant to a contingent earnout agreement. Under the terms of the contingent earnout agreement, 50% of Imperial, Scott and Gear's cumulative earnings before interest, taxes, depreciation and amortization, as defined, exceeding $50,000 during the five fiscal years ended December 31, 1996, through December 31, 2000, will be paid to the Company. Payments, if any, under the contingent earnout agreement will be determined and made on April 30, 2001.

As a result of this sale to M&G, the Company recognized approximately $62,700 of deferred gain at the time of sale for U.S. Federal income tax purposes, as adjusted for the value of the earnout, once finally determined. A portion of this deferred gain is reported as the M&G group reports depreciation and amortization over approximately 15 years on the step-up in basis of those purchased assets. As long as M&G remains in the Company's affiliated group, the gain reported and the depreciation on the step-up in basis should exactly offset each other. Upon any future deconsolidation of M&G from the Company's affiliated group for U.S. Federal income tax purposes, any unreported gain would be fully reported and subject to tax.

On May 16, 1997, the Company participated in a recapitalization of M&G. In connection with the recapitalization, M&G issued 16,250 shares of M&G common stock (representing approximately 82.5% of the outstanding shares of M&G common stock) to certain stockholders and affiliates of the Company and M&G management for a total consideration of $2,200 (of which $1,110 was paid in cash and $1,090 was paid through the delivery of 8.0% zero coupon notes due 2007). As a result of the Recapitalization, certain of the Company's affiliates and M&G management own substantially all of the M&G common stock and the Company's investment in M&G is represented solely by the Cumulative Preferred Stock of M&G (the "M&G Junior Preferred Stock"). The M&G Junior Preferred Stock represents 82.5% of M&G's stockholder voting rights and 80% of M&G's net income or loss is accretable to the Junior Preferred Stock. The Company has obtained an independent opinion as to the fairness, from a financial point of view, of the recapitalization to the Company and its public bondholders. The Company continues to consolidate M&G and its subsidiaries, for financial reporting purposes, as subsidiaries of the Company. The M&G Junior Preferred Stock discontinues its participation in M&G's earnings on the fifth anniversary of issuance. This financial consolidation and a continuing Company investment in M&G will be discontinued upon the redemption of the M&G Junior Preferred Stock, or at such time as the M&G Junior Preferred Stock ceases to represent at least a majority of the voting power and a majority share in the earnings of the relevant company. As

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

long as the M&G Junior Preferred Stock is outstanding, the Company expects the vote test to be satisfied. The M&G Junior Preferred Stock is mandatorily redeemable upon certain events and is redeemable at the option of M&G, in whole or in part, at any time.

The Company also expects to continue to include the subsidiaries of M&G in its consolidated group for U.S. Federal income tax purposes. This consolidation would be discontinued, however, upon the redemption of the M&G Junior Preferred Stock, which could result in recognition by the Company of substantial income tax liabilities arising out of the recapitalization. If such deconsolidation had occurred at December 31, 1998, the Company believes that the amount of taxable income to the Company attributable to M&G would have been approximately $51,200 (or approximately $20,480 of tax liabilities, assuming a 40.0% combined Federal, state and local income tax rate). The Company currently expects to offset these tax liabilities arising from deconsolidation by using net operating loss carryforwards (approximately $131,600 at December 31, 1998), and to pay any remaining liability with redemption proceeds from the M&G Junior Preferred Stock. Deconsolidation would also occur with respect to M&G if the M&G Junior Preferred Stock ceased to represent at least 80.0% of the voting power and 80.0% of the combined stock value of the outstanding M&G Junior Preferred Stock and common stock of M&G. As long as the M&G Junior Preferred Stock is outstanding, the Company expects the vote test to be satisfied. The value test depends on the relative values of the M&G Junior Preferred Stock and common stock of M&G. It is likely that by the fifth anniversary of their issuances, the M&G Junior Preferred Stock would cease to represent 80.0% of the relevant total combined stock value. It is entirely possible, however, that the 80.0% value test could fail well prior to the fifth anniversary after issuance. In the event that deconsolidation for U.S. Federal income tax purposes occurs without a redemption of the M&G Junior Preferred Stock, the tax liabilities discussed above would be incurred without the Company receiving the proceeds of the redemption.

On July 25, 1997, the Company recapitalized its investment in Jordan Telecommunication Products, Inc. ("JTP") and JTP acquired the Company's telecommunications and data communications products business from the Company for total consideration of approximately $294,027, consisting of $264,027 in cash, $10,000 of assumed indebtedness and preferred stock, and the issuance to the Company of $20,000 aggregate liquidation preference of JTP Junior Preferred Stock. The Company's stockholders and affiliates and JTP management invested in and acquired the JTP common stock. As a result of the recapitalization, certain of the Company's affiliates and JTP management own substantially all of the JTP common stock. The Company's investment in JTP is represented solely by the JTP Junior Preferred Stock. The JTP Junior Preferred Stock represents 95% of JTP's stockholder voting rights and 95% of JTP's net income or loss is accretable to the Junior Preferred Stock. The Company has obtained an independent opinion as to the fairness, from a financial point of view, of the recapitalization to the Company and its public bondholders.

The Company continues to consolidate JTP and its subsidiaries, for financial reporting purposes, as subsidiaries of the Company. The JTP Junior Preferred Stock discontinues its participation in JTP's earnings on the fifth anniversary of issuance. This financial consolidation and any continuing Company investment in JTP will be discontinued upon the redemption of the JTP Junior Preferred Stock, or at such time as the JTP Junior Preferred Stock ceases to represent at least a majority of the voting power and a majority share in the earnings of the relevant company. As long as the JTP Junior Preferred Stock is outstanding, the Company expects the vote test to be satisfied. The JTP Junior Preferred Stock is mandatorily redeemable upon certain events and is redeemable at the option of JTP, in whole or in part, at any time.

The Company also expects to continue to include the subsidiaries of JTP in its consolidated group for U.S. Federal income tax purposes. This consolidation would be discontinued, however, upon the redemption of the JTP Junior Preferred Stock, which could result in recognition by the Company of

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

substantial income tax liabilities arising out of the recapitalization. If such deconsolidation had occurred at December 31, 1998, the Company believes that the amount of taxable income to the Company attributed to JTP would have been approximately $110,400 (or approximately $44,160 of tax liabilities, assuming a 40.0% combined Federal, state and local income tax rate). The Company currently expects to offset these tax liabilities arising from deconsolidation by using net operating loss carryforwards (approximately $131,600 at December 31, 1998), and to pay any remaining liability with redemption proceeds from the JTP Junior Preferred Stock. Deconsolidation for federal income tax purposes would also occur with respect to JTP if the JTP Junior Preferred Stock ceased to represent at least 80.0% of the voting power and 80.0% of the combined stock value of the outstanding JTP Junior Preferred Stock and common stock. It is likely that by the fifth anniversary of their issuances, the JTP Junior Preferred Stock would cease to represent 80.0% of the relevant total combined stock value. It is entirely possible, however, that the 80.0% value test could fail well prior to the fifth anniversary after issuance. In the event that deconsolidation for federal income tax purposes occurs without a redemption of the JTP Junior Preferred Stock, the tax liabilities discussed above would be incurred without the Company receiving the proceeds of a redemption.

JTP financed the cash portion of this total consideration through JTP's private placement of $190,000 of JTP Senior Notes due 2007, $85,000 of cash proceeds of JTP Senior Discount Debentures due 2007, and $25,000 of JTP Senior Preferred Stock due 2009.

In conjunction with the recapitalization of JTP, the Company privately placed $120,000 of the Company's Senior Notes due 2007, and used the net proceeds from this private placement, as well as the net proceeds received by the Company in connection with the JTP recapitalization, to repay approximately $78,000 of bank borrowings by the Company's subsidiaries under their credit agreements and repurchase $271,600 of the Company's 10 3/8% Senior Notes due 2003 pursuant to a tender offer and related consent solicitation. The Company also conducted a consent solicitation with regard to its 113/4% Senior Subordinated Discount Debentures due 2009 in order to conform their covenant structure to those in the Company's Senior Notes due 2007.


NOTE 6 -- INVENTORIES

Inventories consist of:

                                        DECEMBER 31,
                                   -----------------------
                                      1998         1997
                                   ----------   ----------
       Raw materials ...........    $ 59,350     $ 45,324
       Work-in-process .........      17,098       15,897
       Finished goods ..........      63,272       62,779
                                    --------     --------
                                    $139,720     $124,000
                                    ========     ========

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

NOTE 7 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of:

                                                                DEC. 31,       DEC. 31,
                                                                  1998           1997
                                                             -------------   -----------
       Land ..............................................    $    8,282      $   7,488
       Machinery and equipment ...........................       162,437        126,265
       Buildings and improvements ........................        39,350         34,360
       Furniture and fixtures ............................        45,312         34,418
                                                              ----------      ---------
                                                              $  255,381      $ 202,531
                                                              ==========      =========
       Accumulated depreciation and Amortization .........      (115,803)       (97,461)
                                                              ----------      ---------
                                                              $  139,578      $ 105,070
                                                              ==========      =========

NOTE 8 -- INVESTMENT IN AFFILIATE

On July 2, 1997, the Company received from Fannie May Holdings, Inc. ("Fannie May"), $14,348 in exchange for its investments of: $5,500 aggregate principal amount of Subordinated Notes and $7,000 aggregate principal amount of participation in outstanding term loans of Archibald Candy Corporation, a wholly-owned subsidiary of Fannie May. The amount received also included $1,573 of accrued interest and a $275 premium on the above Subordinated Notes and term loans. On July 7, 1997, the Company received $3,013 as a return of the $3,000 certificate of deposit held by the Company as security for an obligation to purchase additional participation in the above-mentioned term loans, plus $13 of accrued interest thereon.

The Company holds 75.6133 shares of Class A PIK Preferred Stock of Fannie May at face value of $1,571. The Company also holds 151.28 shares of common stock of Fannie May (representing 15.1% of the outstanding common stock of Fannie May on a fully diluted basis) at $151.

Fannie May's Chief Executive Officer is Mr. Quinn, and its stockholders include Mr. Jordan, Mr. Quinn, Mr. Zalaznick, and Mr. Boucher, who are directors and stockholders of the Company, as well as other partners, principals and associates of The Jordan Company, who are also stockholders of the Company. Fannie May, which is also known as "Fannie May Candies", is a manufacturer and marketer of kitchen-fresh, high-end boxed chocolates through its 337 company-owned retail stores and through specialty sales channels. Its products are marketed under both the "Fannie May Candy" and "Fanny Farmer Candy" names.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

NOTE 9 -- ACCRUED LIABILITIES

Accrued liabilities consist of:

                                                          DEC. 31,     DEC. 31,
                                                            1998         1997
                                                         ----------   ---------
       Accrued vacation ..............................    $ 2,803      $ 2,559
       Accrued income taxes ..........................      4,284        3,609
       Accrued other taxes ...........................      2,448        1,454
       Accrued commissions ...........................      2,529        2,797
       Accrued interest payable ......................     19,523       18,175
       Accrued payroll and payroll taxes .............      5,334        4,344
       Accrued stock appreciation rights and preferred
        stock payments ...............................      4,823        8,051
       Insurance reserve .............................      2,789        2,461
       Accrued management fees .......................         --        3,125
       Accrued deferred financing fees ...............      4,091        3,455
       Accrued other expenses ........................     20,098       20,443
                                                          -------      -------
                                                          $68,722      $70,473
                                                          =======      =======

NOTE 10 -- OPERATING LEASES

Certain subsidiaries lease land, buildings, and equipment under noncancellable operating leases.

Total minimum rental commitments under non-cancellable operating leases at December 31, 1998 are:

  1999 .................    $10,276
  2000 .................      9,019
  2001 .................      7,466
  2002 .................      6,236
  2003 .................      4,747
  Thereafter ...........     12,929
                            -------
                            $50,673
                            =======

Rental expense amounted to $12,172, $7,996 and $14,808 for 1998, 1997 and 1996,
respectively. Rental expense increased in 1998 due to the acquisitions in 1997 and 1998. Rental expense decreased in 1997 primarily due to the exclusion in 1997 of rental expense incurred at Welcome Home, as the Company no longer consolidates Welcome Home in its financial statements (see note 3). Rental expense at Welcome Home was $8,650 in 1996.

NOTE 11 -- BENEFIT PLANS

In January 1993 the Company established the Jordan Industries, Inc. 401(k) Savings Plan ("the Plan"), a defined-contribution plan. The Plan covers substantially all employees of the Company. Contributions to the Plan are discretionary and totaled $1,870, $1,119 and $450 in 1998, 1997 and 1996, respectively.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

NOTE 12 -- DEBT

Long-term debt consists of:

                                                                 DEC. 31,       DEC. 31,
                                                                   1998           1997
                                                               ------------   -----------
       Revolving Credit Facilities (A) .....................   $  164,000      $ 68,000
       Notes payable (B) ...................................        2,738         3,388
       Subordinated promissory notes (C) ...................       33,500        26,500
       Capital lease obligations (D) .......................       30,333        24,660
       Bank Term Loans (E) .................................        4,439         1,229
       Senior Notes (F) ....................................      582,724       586,475
       Senior Subordinated Discount Debentures (F) .........      247,821       221,166
                                                               ----------      --------
                                                                1,065,555       931,418
       Less current portion ................................        6,136         9,547
                                                               ----------      --------
                                                               $1,059,419      $921,871
                                                               ==========      ========

Aggregate maturities of long-term debt at December 31, 1998 are as follows:



  1999 ..................  $    6,136
  2000 ..................      20,042
  2001 ..................       9,579
  2002 ..................      10,705
  2003 ..................      12,944
  Thereafter ............  $1,006,149
                           ----------
                           $1,065,555
                           ==========

A. At December 31, 1998, the Company had borrowings outstanding on lines of credit totaling $164,000.

     On July 25, 1997, the Company amended and restated its revolving credit facility with BankBoston, N.A. (formerly the First National Bank of Boston) and other banks, decreasing the facility from $85,000 to $75,000. Interest on borrowings is at BankBoston's base rate plus an applicable margin or, at the Company's option, the rate at which BankBoston's eurodollar lending office is offered dollar deposits (Eurodollar Rate) plus an applicable margin (8.25% and 7.0%, respectively, at December 31, 1998). The facility, which matures on June 29, 2002, is used for working capital and acquisitions. At December 31, 1998, Jordan Industries, Inc. had outstanding borrowings of $50,000 (no outstanding borrowings at December 31, 1997). The facility is secured by substantially all of the assets of the Restricted Subsidiaries. The Company must comply with certain financial covenants as specified in the revolver agreement, and at December 31, 1998, the Company is in compliance with such covenants.

     On July 25, 1997, JTP entered into a revolving credit agreement with certain parties thereto, and BankBoston, N.A., as agent, under which JTP is able to borrow up to approximately $110,000 in the form of a revolving credit facility over a term of five years. Interest on borrowings is at BankBoston's base rate plus an applicable margin or, at the Company's option, the rate at which BankBoston's eurodollar lending office is offered dollar deposits (Eurodollar Rate) plus an applicable margin (7.84% and 8.06%, respectively, at December 31, 1998). The credit agreement is secured by a first priority security interest in substantially all of JTP's assets, including a pledge of all of the stock of JTP's subsidiaries. JTP had $73,000 of outstanding borrowings and a $2,319

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

     standby letter of credit under this credit agreement at December 31, 1998. JTP had $34,681 of additional borrowings available under the revolving credit agreement at December 31, 1998. Unused commitments are subject to an availability fee equal to 0.5% per annum.

     Motors and Gears, Inc. has available a long-term line of credit from Bankers Trust Company in the amount of $75,000. Outstanding borrowings carry a floating note of Libor plus 2.5% (8.125% at December 31, 1998) or base rate plus 1.5% (9.0% at December 31, 19998). M&G had $41,000 of outstanding borrowings under this credit agreement at December 31, 1998.

     SPL was obligated under a Revolving Credit Facility which provided for borrowings of up to $27,000. The facility bore interest at the Libor rate plus 2.75% payable on a 30, 60, or 90 day basis and was secured by all of the assets of SPL. All outstanding borrowings under this facility were repaid during 1997 and the facility was terminated in conjunction with the Company's issuance of $120,000 of Senior Notes.

B. Notes payable are due in monthly or quarterly installments and bear interest at rates ranging from 3.0% to 17.0%. Certain assets of the subsidiaries are pledged as collateral for the loans.

C. Subordinated promissory notes payable are due to minority interest shareholders and former shareholders of certain subsidiaries in annual installments through 2004, and bear interest ranging from 8% to 9%. The loans are unsecured.

D. Interest rates on capital leases range from 8.3% to 14.5% and mature in installments through 2001.

     The future minimum lease payments as of December 31, 1998 under capital leases consist of the following:

  1999 ........................................    $ 6,434
  2000 ........................................     12,482
  2001 ........................................      4,307
  2002 ........................................      3,620
  2003 ........................................      9,531
  Thereafter ..................................        852
                                                   -------
  Total .......................................    $37,226
  Less amount representing interest ...........      6,893
                                                   -------
  Present value of future minimum lease
  payments ....................................    $30,333
                                                   =======


     The present value of the future minimum lease payments approximates the book value of property, plant and equipment under capital leases at December 31, 1998.

E. Bank term loans in 1998 consist of a mortgage on the Pamco facility, which bears interest at 8.2% and is due in monthly installments through 2003. The mortgage is secured by the Pamco facility. There is also a mortgage on the Deflecto facility which bears interest at .25% below prime rate and is due in 2028.

     Bank term loans consisted of certain indebtedness at SPL as of December 31, 1996. All outstanding borrowings under these agreements were repaid in 1997 in connection with the Company's issuance of $120,000 of Senior Notes and the recapitalization of JTP. In conjunction with this transaction, the Company recorded an extraordinary loss of $2,538 relating to the write-off of deferred financing fees and the premium assessed on the new issue.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

F. In July of 1993, the Company issued $275,000 10 3/8% Senior Notes ("Senior Notes") due 2003. These notes bore interest at a rate of 10 3/8% per annum, payable semi-annually in cash on February 1 and August 1 of each year.

     During 1997, $271,545 of the principal balance, plus all accrued interest thereon, was repaid in connection with the Company's issuance of $120,000 new Senior Notes and the recapitalization of JTP. In conjunction with this transaction, the Company recorded an extraordinary loss of $19,232 relating to the write-off of deferred financing fees and the related prepayment penalty. The remaining $3,455 of outstanding Senior Notes was repaid in 1998. The Company recorded an extraordinary loss of $179 related to the prepayment penalty.

     In July 1993 the Company issued $133,075 113/4% Senior Subordinated Discount Debentures, ("Discount Debentures") due 2005. The Discount Debentures were issued at a substantial discount from this principal amount. The interest on the Discount Debentures would have been payable in cash semi-annually on February 1 and August 1 of each year beginning in 1999.

     In April of 1997, the Company refinanced substantially all of the $133,075 aggregate principal amount of its Discount Debentures and issued $214,036 aggregate principal amount of 113/4% Senior Subordinated Discount Debentures due 2009 ("2009 Debentures"). The 2009 Debentures were issued at a substantial discount from the principal amount. The interest on the 2009 Debentures will be payable in cash semi-annually on April 1 and October 1 of each year beginning October 1, 2002. In conjunction with this transaction, the Company recorded an extraordinary loss of $8,898 relating to the write-off of deferred financing fees and the accreted premium on the new issue.

     The 2009 Debentures are redeemable for 105.875% of the accreted value from April 1, 2002 to March 31, 2003, 102.937% from April 1, 2003 to March 31,
     2004 and 100% from April 1, 2004 and thereafter plus any accrued and unpaid interest from April 1, 2002 to the redemption date if such redemption occurs after April 1, 2002. The fair value of the 2009 Debentures was $132,700 at December 31, 1998. The fair value was calculated using the 2009 Debentures' December 31, 1998 market price multiplied by the face amount. The 2009 Debentures are not secured by the assets of the Company.

     In July 1997, the Company issued $120,000 10 3/8% Senior Notes due 2007 ("2007 Seniors"). These notes bear interest at a rate of 10 3/8% per annum, payable semi-annually in cash on February 1 and August 1 of each year.

     The 2007 Seniors are redeemable for 105.188% of the principal amount from August 1, 2002 to July 31, 2003, 102.594% from August 1, 2003 to July 31,
     2004, and 100% from August 1, 2004 and thereafter plus any accrued and unpaid interest to the date of redemption.

     The fair value of the 2007 Seniors was $122,400 at December 31, 1998. The fair value was calculated using the Senior Notes' December 31, 1998 market price multiplied by the face amount. The 2007 Seniors are not secured by the assets of the Company.

     On July 25, 1997, a majority owned subsidiary of the Company, Jordan Telecommunications Products ("JTP") issued and sold $190,000 principal amount of 9.875% Senior Notes due August 1, 2007 ("JTP Senior Notes") and $120,000 principal amount at maturity ($85,034 initial accreted value) of 11.75% Senior Discount Notes due August 1, 2007 ("JTP Senior Discount Notes"). The JTP Senior Notes bear interest at a rate of 9.875% per annum, payable semi-annually in cash in arrears on February 1 and August 1 of each year, commencing on February 1, 1998. The JTP Senior Discount Notes will accrete at a rate of 11.75%, compounded semi-annually, to par by August 1, 2000. Commencing August 1, 2000, the JTP Senior Discount Notes bear interest at a rate of 11.75% per annum, payable semi-annually in cash in arrears on February 1 and August 1 of each year.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

     The JTP Senior Notes are redeemable for 104.9375% of the principal amount from August 1, 2002 to July 31, 2003, 102.4688% from August 1, 2003 to July 31, 2004, and 100% on or after August 1, 2004, plus any accrued and unpaid interest to the date of redemption.

     The JTP Senior Discount Notes are redeemable for 105.8750% of the accreted value from August 1, 2002 to July 31, 2003, 102.9375% from August 1, 2003 to July 31, 2004, and 100% on or after August 1, 2004, plus any accrued and unpaid interest from August 1, 2000 to the redemption date, if such redemption occurs after August 1, 2000.

     The fair value of the JTP Senior Notes and JTP Senior Discount Notes was $188,724 and $92,400, respectively, at December 31, 1998. The fair values were calculated by multiplying the face amount by the market prices of each security at December 31, 1998.

     The Company incurred approximately $16,093 of costs related to the issuance and sale of the JTP Senior Notes, JTP Senior Discount Notes, and the JTP Senior Preferred Stock Units, $9,885 of which was allocated to deferred financing fees and $6,208 of which was allocated to stockholders' equity.

     On November 7, 1996, a majority owned subsidiary of the Company, Motors and Gears Holdings, Inc., through its wholly-owned subsidiary, Motors and Gears Inc., issued $170,000 aggregate principal amount of 10 3/4% Senior Notes ("M&G Senior Notes"). Interest on the M&G Senior Notes is payable in arrears on May 15 and November 15.

     On December 10, 1997, Motors and Gears issued $100,000 aggregate principal amount of 103/4% Senior Notes ("C Notes"). Interest on the Notes is payable in arrears on May 15 and November 15 of each year. The C Notes were issued at a premium of 4.5% which is being amortized over the remaining term of the Notes.

     In conjunction with the consummation of the C Note offering, the Company used a portion of the net proceeds to repay existing indebtedness under the new credit agreement, acquire Motion Control, provide additional working capital and pay fees and expenses incurred in connection with the offering.

     On January 9, 1998, Motors and Gears completed an exchange offer under which $270,000 of 103/4% Series D Senior Notes ("D Notes") were exchanged for the $170,000 of Senior Notes and the $100,000 of Senior Notes. The terms of the new Motors and Gears Notes are substantially identical to the terms of the old Motors and Gears Notes.

     The fair value of the M&G Senior Notes at December 31, 1998, was $275,400. The fair value was calculated using the M&G Senior Notes' December 31, 1998 market price multiplied by the face amount. The M&G Senior Notes are not secured by the assets of Motors and Gears, Inc., Motors and Gears Holdings, Inc., or the Company.

The Indentures relating to the Senior Notes, the Discount Debentures, the 2007 Seniors and the 2009 Debentures restrict the ability of the Company to incur additional indebtedness at its restricted subsidiaries. The Indentures also restrict: the payment of dividends, the repurchase of stock and the making of certain other restricted payments; restrictions that can be imposed on dividend payments to the Company by its subsidiaries; significant acquisitions; and certain mergers or consolidations. The Indentures also require the Company to redeem the Senior Notes, the Discount Debentures, the 2007 Seniors and the 2009 Debentures upon a change of control and to offer to purchase a specified percentage of the Senior Notes, the Discount Debentures, the 2007 Seniors and the 2009 Debentures if the Company fails to maintain a minimum level of capital funds (as defined).

The indentures governing the JTP Senior Notes and the JTP Senior Discount Notes contain certain covenants which limit JTP's ability to (i) incur additional indebtedness; (ii) make restricted payments (including dividends); (iii) enter into certain transactions with affiliates; (iv) create certain liens; (v) sell certain assets; and (vi) merge, consolidate or sell substantially all of JTP's assets.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

The Indenture governing the Motors and Gears Senior Notes contains certain covenants which, among other things, restricts the ability of Motors and Gears to incur additional indebtedness, to pay dividends or make other restricted payments, engage in transaction with affiliates, to complete certain mergers or consolidations, or to enter into certain guarantees of indebtedness.

The Company is, and expects to continue to be, in compliance with the provisions of these Indentures.

Included in interest expense is $4,594, $3,622 and $3,001 of amortization of debt issuance costs for the years ended December 31, 1998, 1997 and 1996, respectively.


NOTE 13 -- INCOME TAXES

The provision for income taxes consists of the following:

                                         YEAR ENDED DECEMBER 31,
                                   ------------------------------------
                                      1998         1997         1996
                                   ----------   ----------   ----------
       Current:
       Federal .................    $ 1,049      $    --      $    --
       Foreign .................      5,732        2,818        1,753
       State and local .........      1,176        3,757          478
                                    -------      -------      -------
                                      7,957        6,575        2,231
       Deferred ................        205           --        2,184
                                    -------      -------      -------
  Total ........................    $ 8,162      $ 6,575      $ 4,415
                                    =======      =======      =======

Deferred income taxes consist of:

                                                            DEC. 31,     DEC. 31,
                                                              1998         1997
                                                           ----------   ---------
       DEFERRED TAX LIABILITIES:
       Intangibles .....................................    $ 6,966      $ 4,393
       Tax over book depreciation ......................      8,016        7,260
       Basis in subsidiary .............................        798          798
       LIFO reserve ....................................         --           83
       Intercompany tax gain ...........................     14,435        7,289
       Other ...........................................        600          531
                                                            -------      -------
        Total deferred tax liabilities .................     30,815       20,354

       DEFERRED TAX ASSETS:
       NOL carryforwards ...............................     50,806       37,482
       Stock Appreciation Rights Agreements ............      2,264        3,772
       Accrued interest on discount debentures .........     13,510       13,510
       Pension obligation ..............................        601          444
       Vacation accrual ................................      1,109          891
       Uniform capitalization of inventory .............      2,147        1,501
       Investment in partnership .......................        282           --
       Allowance for doubtful accounts .................      1,257        1,125
       Foreign NOL's ...................................      3,230        2,132
       Deferred financing fees .........................        742          814

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)


                                                                   DEC. 31,       DEC. 31,
                                                                     1998           1997
                                                                 ------------   ------------
       Intangibles ...........................................        1,573          1,242
       Tax asset basis over book basis at subsidiary .........       14,435          7,289
       Other .................................................        2,755            484
                                                                     ------          -----
        Total deferred tax assets ............................       94,711         70,686
       Valuation allowance for deferred tax assets ...........      (65,340)       (51,776)
                                                                    -------        -------
        Net deferred tax assets ..............................       29,371         18,910
                                                                    -------        -------
        Net deferred tax liabilities .........................    $   1,444      $   1,444
                                                                  =========      =========

The increase in the valuation allowance during 1998 and 1997 was $13,564 and $13,212, respectively.

The provision (benefit) for income taxes differs from the amount of income tax benefit computed by applying the United States federal income tax rate to
(loss) income before income taxes, including the extraordinary loss. A reconciliation of the differences is as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------
                                                            1998            1997            1996
                                                        ------------   -------------   -------------
       Computed statutory tax benefit ...............     $ (7,667)      $ (12,760)      $ (17,413)
       Increase (decrease) resulting from:
        Foreign subsidiary losses ...................         (655)          1,906           1,465
        Amortization of goodwill ....................        1,873           1,404             903
        Disallowed meals and entertainment ..........          265             295             645
        State and local tax .........................        1,176             772             478
        Increase in valuation allowance .............       13,564          14,368          18,548
        Other items, net ............................         (394)            590            (211)
                                                          --------       ---------       ---------
       Provision (benefit) for income taxes .........     $  8,162       $   6,575       $   4,415
                                                          ========       =========       =========

As of December 31, 1998, the consolidated loss carry forwards are approximately $131,600 and $104,000 for regular tax and alternative minimum tax purposes, respectively, and expire in various years through 2012.


NOTE 14 -- PAYMENT OF STOCK APPRECIATION RIGHTS

In March 1992, the former shareholders of a wholly-owned subsidiary, were granted Stock Appreciation Rights ("SARs") exercisable in full or in part on the occurrence of the disposition by voting power and/or value of the capital stock of the subsidiary. The value of the SARs was based on the ultimate sales price of the stock or assets of the subsidiary, and is essentially 15.0% of the ultimate sales price of the stock or assets sold, less $15,625.

On April 10, 1997, the Company paid the former shareholders pursuant to an agreement ("The Redemption Agreement"), as if the subsidiary was sold for $110,000. The former shareholders received $9,438 in cash and a deferred payment of $5,980 over five years including interest. The Redemption Agreement also required that $1,875 of remaining preferred stock be redeemed one year from the date of the agreement. The Company recorded a charge of $15,418 related to this agreement during 1997. The Company paid $1,020 on the deferred payment amount and $1,875 on the preferred stock redemption amount during 1998 and has a remaining liability of $4,960 at December 31, 1998.

In connection with the Company's acquisitions of AIM and Cambridge in 1989, the seller of these companies was granted SARs. The formula used to value these rights was calculated by determining

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

20% of a multiple of average cash flow of these companies for the two years preceding the date when these rights were exercised, less the indebtedness of these companies. The seller passed away during the third quarter of 1996 and the seller's estate exercised these rights. The Company accrued $6,260 for its obligation related to these SARs during 1996. In 1997, the Company entered into an agreement to purchase and redeem the Estate's and Decedent's interest in the SAR for $3,111 in cash and a deferred payment, including interest at 9% per annum, of $3,391 payable on May 2, 1998. The Company paid the remaining liability of $3,391 on May 2, 1998.


NOTE 15 -- SALE OF SUBSIDIARIES

On July 9, 1998, JTP sold its stock of Diversified Wire and Cable for $15,000. Including expenses related to the sale, the Company recorded a loss of $6,299. The proceeds from the sale were used to pay $1,500 in subordinated seller notes to the original owners of Diversified and $13,500 to pay down JTP's revolving credit facility.

On May 15, 1997, the Company sold its subsidiary, Hudson Lock, Inc. ("Hudson"), for approximately $39,100. Hudson is a leading designer, manufacturer, and marketer of highly engineered medium-security custom and specialty locks for original equipment manufacturer customers. A gain of $17,081 was recorded in 1997 relating to this sale.

On July 31, 1997, the Company sold its subsidiary, Paw Print Mailing List Services, Inc. ("Paw Print"), for approximately $12,500 to an affiliate. Paw Print is a value-added provider of direct mail services.


NOTE 16 -- RELATED PARTY TRANSACTIONS

The principals, partners, officers, employees and affiliates of The Jordan Company (the "Jordan Group") own substantially all of the common stock of the Company.

In February 1988, the Company entered into an employment agreement with its President and Chief Operating Officer which provides for annual compensation, including base salary and bonus, of not less than $350. The agreement also provides for severance payments in the event of termination for reasons other than cause, voluntary termination, disability or death; disability payments, under certain conditions, in the event of termination due to disability; and a lump sum payment of $1,000 in the event of death. The Company maintains a $5,000 "key man" life insurance policy on its president under which the Company is the beneficiary.

An individual who is a shareholder, Director, General Counsel and Secretary for the Company is also a partner in a law firm used by the Company. The firm was paid $1,078, $1,812 and $1,462 in fees and expenses in 1998, 1997 and 1996, respectively. The rates charged to the Company were at arms-length.

On July 25, 1997, a previous agreement with TJC Management Corporation ("TJC") was amended and restated. Under the new agreement, the Company pays TJC a $750 quarterly fee. Under these agreements the Company accrued fees to TJC of $3,000, $2,955 and $2,530 in 1998, 1997 and 1996, respectively.

On July 25, 1997, a previous agreement with TJC was amended and restated. Under the new agreement, the Company pays TJC an investment banking fee of up to 1%, based on the aggregate consideration paid, for its assistance in acquisitions undertaken by the Company or its subsidiaries, and a financial consulting fee not to exceed 0.5% of the aggregate debt and equity financing that is arranged by the Jordan Company, plus the reimbursement of out-of-pocket and other expenses. The Company paid $3,000, $5,075, and $2,610 in 1998, 1997, and 1996, respectively, to the Jordan Company for their fees in relation to acquisition and refinancing activities.

On June 23, 1998, the Company made approximately $0.8 million of unsecured advances to JIR, Inc., JIR Broadcast, Inc. and JIR Paging, Inc. Each of these company's Chief Executive Officer is Mr.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

Quinn, and its stockholders include Messrs. Jordan, Quinn, Zalaznick and Boucher, who are our directors and stockholders, as well as other partners, principals and associates of The Jordan Company who are also the Company's stockholders. These companies are engaged in the development of businesses in Russia, including the broadcast and paging sectors.

In November 1998, the Company, through Motors and Gears, invested $5,600 in Class A Preferred Stock and $1,700 in Class B Preferred Stock of JZ International, Ltd. The Company expects to make an additional $5,000 of investments in JZ International's Class A Preferred Stock. JZ International's Chief Executive Officer is David W. Zalaznick, and its stockholders include Messrs. Jordan, Quinn, Zalaznick and Boucher, who are the Company's directors and stockholders, as well as other partners, principals and associates. JZ International is a merchant bank located in London, England that is focused on making European and other international investments. The Company is accounting for the investment under the cost method. At December 31, 1998, the cost of the investment approximates market value.

During 1998, the Company made approximately $1.4 million of unsecured advances to CBD Networks, Inc. The Company expects to form a new, Nonrestricted Subsidiary to acquire all or substantially all of the business and assets of CBD Networks in the near future, pursuant to which we will invest $3.5 million in a five-year unsecured note, bearing interest at 10% per annum, and a warrant, exercisable for 10% of the issued and outstanding common stock of CBD Networks. The Company expects that substantially all of the issued and outstanding common stock of the company that acquires the business of CBD Networks will be owned by The Company's Stockholders and the management of CBD Networks. CBD Networks is a provider of Internet access for approximately 10,000 customers.

During 1998 the Company made approximately $1.0 million of unsecured advances to Healthcare Products Holdings, Inc. Healthcare Products Holdings' Chief Executive Officer is Thomas Quinn, and its stockholders include Messrs. Jordan, Quinn, Zalaznick and Boucher, who are the Company's directors and stockholders, as well as other partners, principals and associates of the Jordan Company who are also the Company's stockholders.


NOTE 17 -- CAPITAL STOCK

Under the terms of a restricted common stock agreement with certain shareholders and members of management, the Company has the right, under certain circumstances, for a specified period of time to reacquire shares from certain shareholders and management at their original cost. Starting in 1993 or within 60 days of termination, the Company's right to repurchase may be nullified if $1,800, in the aggregate, is paid to the Company by management.

On January 20, 1989, the Company, in exchange for three thousand five hundred dollars, sold warrants to acquire 3,500 shares of its common stock to Mezzanine Capital & Income Trust 2001, PLC ("MCIT"), which has been renamed JZ Equity Partners PLC ("JZEP"), a publicly traded U.K. investment trust, in which principal stockholders of the Company also hold capital and income shares. These warrants were sold in conjunction with MCIT's purchase of $7,000 of Senior Subordinated Notes. Each Warrant entitles the holder to purchase one share of the Company's common stock at a price of $4.00 (dollars) at any time, subject to certain events, prior to January 20, 1999. These warrants were exercised in 1997.

On April 3, 1997, the Company issued an additional 1,500 shares of stock for $135 cash to an employee. An independent appraiser valued the common stock at $1,005, therefore a charge of $870 has increased the Company's loss before income taxes, minority interest, equity in investee and extraordinary items.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

NOTE 18 -- PREFERRED STOCK

In May 1997, Motors and Gears Holdings, Inc., a majority-owned subsidiary of the Company, issued $1,500 of senior, non-voting 8.0% cumulative preferred stock to its minority shareholders.

On July 25, 1997, JTP issued and sold twenty-five thousand units, each consisting of (i) $1 aggregate liquidation preference of 13.25% Senior Exchangeable Preferred Stock due August 1, 2009 ("JTP Senior Preferred Stock"), and (ii) one share of JTP Common Stock.

Holders of the JTP Senior Preferred Stock are entitled to receive dividends at a rate of 13.25% per annum of the liquidation preference. All dividends are cumulative, whether or not earned or declared, and are payable on February 1, May 1, August 1, and November 1 of each year. On or before August 1, 2002, JTP may, at its option, pay dividends in cash or in additional shares of JTP Senior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. After August 1, 2002, dividends may be paid only in cash. On November 1, 1997, JTP issued 889.3836 of additional shares of JTP Senior Preferred Stock, as payment of dividends through that date.

The JTP Senior Preferred Stock has no voting rights and is mandatorily redeemable on August 1, 2009.


NOTE 19 -- BUSINESS SEGMENT INFORMATION

The Company's business operations are classified into five business segments:
Specialty Printing and Labeling, Jordan Specialty Plastics, Motors and Gears, Telecommunication Products, and Consumer and Industrial Products. As of January 21, 1997, Welcome Home is no longer consolidated in the Company's results of operations and is therefore no longer considered a separate business segment. (See note 3)

Specialty Printing and Labeling includes production and distribution of calendars and distribution of corporate recognition, promotion, and specialty advertising products by SPAI; manufacture of pressure sensitive label products for the electronics OEM market by Valmark; manufacture of a wide variety of printed tape and labels by Pamco; and manufacture of printed folding cartons and boxes, insert packaging and blister pack cards at Seaboard.

Jordan Specialty Plastics includes the manufacturing of point-of-purchase advertising displays by Beemak; manufacture and marketing of safety reflectors, lamp components, bicycle reflector kits, colorants and emergency warning triangles by Sate-Lite; design, manufacture, and marketing of plastic injection-molded products for mass merchandisers, major retailers, and large wholesalers by Deflecto; and manufacture of extruded vinyl chairmats for the office products industry by Rolite.

Motors and Gears includes the manufacture of specialty purpose electric motors for both industrial and commercial use by Imperial; precision gears and gear boxes by Gear; AC and DC gears and gear motors and sub-fractional AC and DC motors and gear motors for both industrial and commercial use by Merkle-Korff and FIR; and electronic motion control systems for use in industrial and commercial processes such as conveyor systems, packaging systems, elevators and automated assembly operations by ED&C and Motion Control.

Telecommunication Products includes the manufacture and distribution of silicon pre-lubricated plenum and other configurations of Innerduct, a proprietary plastic pipe used in the installation of fiber optic cable, and rigid polyethylene pipe used for transporting potable water by Dura-Line; electronic connectors, switches, RF coaxial connectors and electronic hardware by Connectors; cable TV electronic network components and electronic security components by Viewsonics; custom electronic cables and connectors for high technology, computer related applications by Bond; custom electronic cable assemblies, sub-assemblies and electro-mechanical assemblies for the data and

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

telecommunications markets by LoDan; design and installation of cellular personal communications systems and radio/broadcasting towers by EEI; custom cable assemblies and other correcting devices by TSI; and power conditioning and power protection equipment by Northern. Vitelec is an importer, packager, and master distributor of over 400 RF connectors and other electronic components.

Consumer and Industrial Products includes the remanufacturing of transmission sub-systems for the U.S. automotive aftermarket by DACCO; the publishing of Bibles and the distribution of Bibles, religious books, and recorded music by Riverside; precision machined titanium hot formed parts used by the aerospace industry by Parsons; decorative home furnishing accessories by Cape; manufacture of plastic pipe by Dura-Line Retube; and manufacture of orthopedic supports and pain reducing medical devices at Cho-Pat.

 Measurement of Segment Operating Income and Segment Assets

The Company evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in Note 2 -- Significant Accounting Policies.

Inter-segment sales exist between Cape and Welcome Home, a specialty retailer of decorative home furnishings, and a former subsidiary of the Company (see note 3). These sales were eliminated in consolidation prior to January 22, 1997, and were not presented in segment disclosures. No single customer accounts for 10% or more of segment or consolidated net sales.

Operating income by business segment is defined as net sales less operating costs and expenses, excluding interest and corporate expenses.

Identifiable assets are those used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, equipment, notes receivable from affiliates and deferred debt issuance costs.

 Factors Used to Identify the Enterprise's Reportable Segments

The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

Summary financial information by business segment is as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------
                                                              1998           1997           1996
                                                          ------------   ------------   ------------
Net sales:
 Specialty Printing & Labeling ........................    $ 120,160      $ 119,346      $ 109,587
 Jordan Specialty Plastics ............................       71,568         24,038         20,120
 Motors and Gears .....................................      275,833        148,669        117,571
 Telecommunications Products ..........................      310,028        257,010        131,592
 Welcome Home .........................................           --          2,456         81,855
 Consumer and Industrial Products .....................      166,018        155,593        140,842
                                                           ---------      ---------      ---------
  Total ...............................................    $ 943,607      $ 707,112      $ 601,567
                                                           =========      =========      =========
Operating income:
 Specialty Printing & Labeling ........................    $   8,259      $   8,540      $   5,540
 Jordan Specialty Plastics ............................        4,654          2,490           (592)
 Motors and Gears .....................................       42,324         27,684         23,229
 Telecommunication Products ...........................       30,791         13,258         13,828
 Welcome Home .........................................           --         (1,107)       (15,975)
 Consumer and Industrial Products .....................       17,105         16,012         13,222
                                                           ---------      ---------      ---------
  Total business segment operating Income .............      103,133         66,877         39,252
 Corporate expenses ...................................      (11,437)       (11,433)       (25,860)
                                                           ---------      ---------      ---------
  Total consolidated operating Income .................    $  91,696      $  55,444      $  13,392
                                                           =========      =========      =========
Depreciation and amortization (including the
 amortization of goodwill and intangibles):
 Specialty Printing & Labeling ........................    $   4,949      $   5,284      $   4,800
 Jordan Specialty Plastics ............................        4,693          2,291          2,245
 Motors and Gears .....................................       12,727          9,015          7,078
 Telecommunication Products ...........................       14,885         10,938          7,204
 Welcome Home .........................................           --            119          2,096
 Consumer and Industrial Products .....................        3,550          4,168          3,540
                                                           ---------      ---------      ---------
  Total business segment depreciation and
    amortization ......................................       40,804         31,815         26,963
 Corporate ............................................        4,243          3,506          3,475
                                                           ---------      ---------      ---------
  Total consolidated depreciation and amortization.....    $  45,047      $  35,321      $  30,438
                                                           =========      =========      =========
Capital expenditures:
 Specialty Printing & Labeling ........................    $   1,886      $   1,906      $   2,801
 Jordan Specialty Plastics ............................        3,607          1,172            804
 Motors and Gears .....................................        5,175          1,649          1,407
 Telecommunication Products ...........................        9,848          9,864          6,872
 Welcome Home .........................................           --             --          1,638
 Consumer and Industrial Products .....................        1,667          1,354            966
 Corporate ............................................        2,542          1,346          2,652
                                                           ---------      ---------      ---------
  Total consolidated capital expenditures .............    $  24,725      $  17,291      $  17,140
                                                           =========      =========      =========

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)


                                                            DEC 31,        DEC 31,       DEC 31,
                                                              1998           1997          1996
                                                         -------------   -----------   -----------
Identifiable assets:
 Specialty Printing & Labeling .......................    $  101,916      $104,979      $107,056
 Jordan Specialty Plastics ...........................        88,142        21,707        15,669
 Motors and Gears ....................................       389,997       336,558       173,565
 Telecommunication Products ..........................       326,424       328,509       175,796
 Welcome Home ........................................            --            --        26,263
 Consumer and Industrial Products ....................        98,932       106,243       129,682
                                                          ----------      --------      --------
  Total identifiable business segment assets .........     1,005,411       897,996       628,031
 Corporate assets ....................................        38,477        32,235        53,854
                                                          ----------      --------      --------
  Total consolidated identifiable Assets .............    $1,043,888      $930,231      $681,885
                                                          ==========      ========      ========

Summary financial information by geographic area is as follows:

                                               YEAR ENDED DECEMBER 31,
                                       ---------------------------------------
                                           1998          1997          1996
                                       -----------   -----------   -----------
Net sales to unaffiliated customers:
 United States .....................    $ 840,461     $630,418      $565,937
 Foreign ...........................      103,146       76,694        35,630
                                        ---------     --------      --------
  Total ............................    $ 943,607     $707,112      $601,567
                                        =========     ========      ========
Identifiable assets:
 United States .....................    $ 112,700     $ 82,942      $ 97,022
 Foreign ...........................       26,878       22,128        14,018
                                        ---------     --------      --------
  Total ............................    $ 139,578     $105,070      $111,040
                                        =========     ========      ========

NOTE 20 -- ACQUISITIONS AND FORMATION OF SUBSIDIARIES

On January 20, 1998, Jordan Telecommunication Products, Inc. ("JTP") through a newly created subsidiary K&S Sheet Metal Holdings ("K&S Holdings"), a subsidiary of 80% owned Bond Technologies, purchased the stock of K&S Sheet Metal ("K&S"). K&S is a manufacturer of precision metal enclosures for electronic original equipment manufacturers. K&S is located in Huntington Beach, California.

The purchase price of $15,930, including estimated costs incurred directly related to the transaction, has been preliminarily allocated to working capital of $2,666, property, plant and equipment of $1,002, non-compete agreements of $1,545 and other assets of $91 resulting in an excess purchase price over net identifiable assets of $10,626. The acquisition was financed with $14,000 of borrowings from JTP's revolving credit agreement and $1,500 of a subordinated seller note.

On February 9, 1998, the Company completed the formation of Jordan Specialty Plastics, Inc. ("JSP"). JSP was formed as a Restricted Subsidiary under the Company's Indenture. The Company sold the stock of Beemak and Sate-Lite to JSP for $11,500 of Preferred Stock, which will accrete at plus or minus 97.5% of the cumulative JSP net income or net loss, as the case may be, through the earlier of an Early Redemption Event (as defined) or the end of year five. The Company will also keep its intercompany notes with Sate-Lite ($1.2 million at January 31, 1998) and Beemak ($9.8 million at January 31, 1998). The Company has sold these subsidiaries in order to establish them as more independent, stand-alone, industry-focused companies, and to allow the Company's stockholders and employees to invest directly in JSP.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

On February 11, 1998, JSP purchased all of the common stock of Deflecto Corporation ("Deflecto"). Deflecto designs, manufactures and markets plastic injection molded products such as office supplies, hardware products and houseware products.

The purchase price of $43,000, including costs directly related to the transaction, was allocated to working capital of $8,598, property, plant and equipment of $6,346, other long term assets and liabilities of $(1,942), and resulted in an excess purchase price over net identifiable assets of $29,998. The acquisition was financed with cash from the Jordan Industries, Inc. credit line and a $5,000 subordinated seller note.

On February 26, 1998, JSP purchased all of the net assets of Rolite Plastics, Inc. Rolite is a manufacturer of extruded vinyl chairmats for the office products industry.

The purchase price of $6,000 including costs directly related to the transaction, was allocated to working capital of $483, property, plant, and equipment of $754, and resulted in an excess purchase price over net identifiable assets of $4,763. The acquisition was financed with cash and a $900 subordinated seller note.

On May 15, 1998, Motors and Gears Industries, Inc. ("Motors and Gears") acquired all of the outstanding stock of Advanced D.C. Motors, Inc. and its affiliated corporations (collectively "ADC") for $55,500. The purchase price, including costs incurred directly related to the transaction, was allocated to working capital of $9,345; property and equipment of $4,088; covenants not to compete of $662; other long-term assets and liabilities of $54; and resulted in an excess purchase price over net identifiable assets of $41,456. ADC designs and manufactures special purpose, custom designed motors for use in electric lift trucks, power sweepers, electric utility vehicles, golf carts, electric boats, and other niche products. ADC also designs and manufactures its own production equipment as well as electric motor components known as commutators.


On July 14, 1998, JTP, though its 70% owned subsidiary, TSI, purchased the net assets of Opto-Tech Industries, Inc. ("Opto-Tech"). Opto-Tech assembles and sells radio frequency interference products, attenuators and message waiting indicators to Regional Bell Operating Companies, independent phone operators and distributors of telecommunications products. The purchase price of $6,632, including costs incurred directly related to the transaction, has been allocated to working capital of $261, property, plant, and equipment of $42, and non-current assets of $100, resulting in an excess purchase price over net identifiable assets of $6,229. The acquisition was financed with $5,150 of borrowings from JTP's revolving credit agreement and $1,250 of subordinated seller notes.

On December 31, 1998, Motors and Gears, through its wholly-owned subsidiary Imperial, acquired all of the outstanding stock of Euclid Universal Corporation ("Euclid") for $2,100. The purchase price, including costs incurred directly related to the transaction, was preliminarily allocated to working capital of $772, property, plant, and equipment of $953, and other non-current assets and liabilities of ($498), resulting in an excess purchase price over net identifiable assets of $873. Euclid designs and manufactures speed reducers, custom gearing, right angle gearboxes and transaxles for use in a wide array of industries including material handling, healthcare and floor care. Euclid has strong technical expertise in the areas of worm, spur and helical gearing.

On January 8, 1997, Beemak purchased the net assets of Arnon-Caine, Inc. ("ACI"), a designer and distributor of modular storage systems primarily for sale to wholesale home centers and hardware stores. ACI subcontracts its production to third party injection molders located primarily in Southern California, which use materials and machines similar to those used by Beemak. By early 1998, Beemak will serve as ACI's primary supplier.

The purchase price of $4,600, including costs incurred directly related to the acquisition, was allocated to working capital of $300, property, plant and equipment of $82, and excess purchase price over net identifiable assets of $4,218. The acquisition was financed with cash.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

On May 30, 1997, JTP purchased the assets of LoDan West, Inc. ("LoDan"), which designs, engineers and manufactures high-quality custom electronic cable assemblies, sub-assemblies and electro-mechanical assemblies for original equipment manufacturers in the data and telecommunications markets of the electronics industry.

The purchase price of $17,000, including estimated costs incurred directly related to the transaction, was allocated to working capital of $5,066, property, plant and equipment of $783, non-competition agreement of $250, noncurrent assets of $41, and resulted in an excess purchase price over net identifiable assets of $10,860. The acquisition was financed with cash and a $1,500 subordinated seller note.

On June 12, 1997, Motors and Gears Industries, Inc., through its newly formed wholly-owned subsidiary, FIR Group Holdings, Inc. and its wholly-owned subsidiaries, Motors and Gears Amsterdam, B.V. and FIR Group Holdings Italia, SrL, purchased all of the common stock of the FIR Group Companies, consisting of CIME S.p.A., SELIN S.p.A., and FIR S.p.A. The FIR Group Companies are manufacturers of electric motors and pumps for niche applications such as pumps for catering dishwashers, motors for industrial sewing machines, and motors for industrial fans and ventilators.

The purchase price of $50,496, including costs directly related to the transaction, was preliminarily allocated to working capital of $16,562, property, plant, and equipment of $4,918, other long term assets and liabilities of ($3,442), and resulted in an excess of purchase price over net identifiable assets of $32,458. The cash was provided from borrowings under the Motors and Gears Industries, Inc. Credit Agreement established on November 7, 1996 among Motors and Gears Industries, Inc., various banks, and Bankers Trust Company, as agent.

On September 2, 1997 JTP purchased the assets of Engineered Endeavors Inc. ("EEI"). EEI designs, manufactures and installs custom cellular personal communication systems and radio/broadcasting towers.

The purchase price of $41,500, including estimated costs incurred directly related to the transaction, was allocated to working capital of $2,068, property, plant, and equipment of $799, non-competition agreement of $2,500, other long-term assets of $14, and resulted in an excess purchase price over net identifiable assets of $36,119. The acquisition was financed with $21,500 of cash and $20,000 of borrowings under the JTP credit facility.

On September 11, 1997 the Company purchased the net assets of Cho-Pat, Inc. ("Cho-Pat"). Cho-Pat is a leading designer and manufacturer of orthopedic supports and patented preventative and pain reducing medical devices. Cho-Pat currently produces nine different products primarily for reduction of pain from injuries and the prevention of injuries resulting from overuse of the major joints.

The purchase price of $1,200, including estimated costs incurred directly related to the transaction, was allocated to working capital of $17, property, plant and equipment of $23, and other long-term assets of $34 which resulted in an excess purchase price over net identifiable assets of $1,126. The acquisition was financed with cash.

On October 27, 1997 Motors and Gears Industries, Inc. ("Motors and Gears") acquired all of the outstanding stock of Electronic Design and Control Company ("ED&C"). ED&C is a full service electrical engineering company which designs, engineers and manufactures electrical control systems and panels for material handling systems and other like applications. ED&C provides comprehensive design, build and support services to produce electronic control panels which regulates the speed of movement of conveyor systems used in a variety of automotive plants and other industrial applications.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

The purchase price of $20,000, including costs incurred directly related to the transaction, has been preliminarily allocated to working capital of $3,514, property, plant, and equipment of $132, covenants not to compete of $120, and resulted in an excess purchase price over net identifiable assets of $16,234. The acquisition was financed through a $16,000 borrowing on the Motors and Gears line of credit and a $4,000 subordinated seller note.

On October 31, 1997 JTP purchased the stock of Telephone Services, Inc. of Florida ("TSI"). TSI designs, manufactures and provides custom cable assemblies, terminal strips and terminal blocks and other connecting devices primarily to the telephone operating companies and major telecommunication manufacturers.

The purchase price of $53,303, including estimated costs incurred directly related to the transaction, has been preliminarily allocated to working capital of $3,864, property, plant, and equipment of $1,528, non-compete agreement of $2,000, and non current assets of $107, resulting in an excess purchase price over net identifiable assets of $45,804. The acquisition was financed with a $48,000 borrowing under the JTP credit facility, a $5,000 subordinated seller note and the assumption of a $303 deferred purchase agreement.

On December 10, 1997, Motors and Gears Industries, Inc., through its newly formed wholly-owned subsidiary, Motion Holdings, Inc., purchased all of the common stock of Motion Control Engineering, Inc. ("MCE"). MCE is the leading independent supplier of electronic motion and logic control products to the elevator industry.

The purchase price of $53,600, including costs directly related to the transaction, was preliminarily allocated to working capital of $10,071, property and equipment of $1,428, non-competes and other of $1,005, and resulted in an excess of purchase price over net identifiable assets of $41,108. The cash was provided from the issuance of $100 million of 103/4% bonds by Motors and Gears, Inc.

Unaudited pro forma information with respect to the Company as if the 1998 acquisitions had occurred on January 1, 1998 and 1997 and as if the 1997 acquisitions had occurred on January 1, 1997, is as follows:




                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                     1998             1997
                                                                --------------   --------------
                                                                          (UNAUDITED)
                                                                     (DOLLARS IN MILLIONS)
       Net sales ............................................     $  955,483       $  902,244
       Net (loss) income before extraordinary items .........        (18,139)           2,471
       Net (loss) income ....................................     $  (27,034)      $  (30,314)

NOTE 21 -- COMPENSATION AGREEMENTS

Effective October 1, 1996, the Company voluntarily agreed to pay to an executive $3,876 in view of his contributions to the Company, including identifying and analyzing acquisition candidates for the Company and providing strategic advice to the Board of Directors of the Company. The Company accrued for this compensation agreement in 1996. The Company paid the executive $860 during 1998, $867 during 1997, and $1,300 during 1996, with the remaining $905 payable in two equal semi-annual installments payable on April 1, and October 1, 1999.


NOTE 22 -- ADDITIONAL PURCHASE PRICE AGREEMENTS

The Company has a contingent purchase price agreement relating to its acquisition of Deflecto in 1998. The plan is based on Deflecto achieving certain earnings before interest and taxes and is payable on April 30, 2008. If Deflecto is sold prior to April 30, 2008, the plan is payable 120 days after the transaction.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

The terms of the Company's Advanced DC purchase price agreement provides for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Targeted levels are set substantially above the historical experience of the acquired entity at the time of acquisition. Subject to the terms and conditions of the agreement, the Company will make payments to the sellers on or before April 1st immediately following the respective fiscal year during which each such contingent payment is earned. The contingent payments apply to operations of fiscal years 1998 and 1999. The Company made a payment of $3,100 to the previous shareholders of Advanced DC in March 1999.

The Company has a contingent purchase price agreement relating to its acquisition of Viewsonics in 1996. The plan is based on Viewsonics achieving certain earnings before interest and taxes and can pay a minimum of $0 and a maximum of $2,000 for the year ended July 31, 1997 and $3,000 for the year ending July 31, 1998. On January 2, 1998, the Company paid $1,388 for the plan year ended July 31, 1997. At December 31, 1998, $1,081 was accrued for the plan year ended July 31, 1998.

The Company also has a contingent purchase price agreement relating to its acquisition of Motion Control on December 18, 1997. The terms of the Company's Motion Control acquisition agreement provides for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Targeted levels are set substantially above the historical experience of the acquired entity at the time of acquisition. The agreement becomes exercisable in 2003 and payments, if any, under the contingent agreement will be placed in a trust and paid out in cash in equal annual installments over a four year period.

In addition, the Company has an agreement to make an additional purchase price payment of up to $4,000 to the former owners of TSI if certain earnings projections are met on or before March 1, 1999. At December 31, 1998, $3,742 was accrued related to this agreement.


NOTE 23 -- CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.


NOTE 24 -- SUBSEQUENT EVENTS

On March 22, 1999, the Company completed a $155,000 "tack-on" bond offering at a 10 3/8% coupon. The bonds were sold at 96.62% of par and mature on August 1, 2007. The net cash to the Company was $149,761.

On the same day, the Company purchased Alma Products ("Alma") for $86,300. Alma is comprised of three primary business segments: (i) high quality remanufactured torque converters used to supply warranty replacements for automotive transmissions originally sold to Ford, Chrysler, John Deere and Caterpillar, (ii) new and remanufactured air conditioning compressors for original equipment manufacturers including Ford, Chrysler and General Motors, and (iii) new and remanufactured clutch and disc assemblies used in standard transmissions sold primarily to Ford. As a premium remanufacturer of torque converters, Alma has earned ISO-9002 status and supplies Ford with 100% and Chrysler with approximately 70% of their remanufactured torque converter requirements. The purchase price of $86,300 is made up of cash of $84,000 and the assumption of $2,300 in long-term liabilities related to retiree healthcare benefits, and has not been allocated at this time.

The Company also used the proceeds from the offering described above to pay down its Revolving Credit Facility. As of March 31, 1999, the Company has no borrowings outstanding under its $75,000 Revolving Credit Facility.

                            JORDAN INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

On March 31, 1999, JTP, through a newly created subsidiary, Integral Holdings, Inc. ("Integral Holdings"), a subsidiary of Dura-Line Corporation, purchased the assets of Integral Corporation ("Integral"). Integral is a manufacturer of high-density polyethylene conduit for the installation and protection of cables used in the electrical, telecommunications, and cable TV industries. Integral has locations in Dallas, Texas; England; and Malaysia.


The purchase price of $17,000, which does not include related transaction costs, has not been allocated at this time. The acquisition was financed with four-month promissory notes for $9,937 and borrowings from JTP's revolving credit agreement of $7,063.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of
Alma Piston Company:


We have audited the accompanying statement of net assets of ALMA PRODUCTS, (as defined in Note 1), as of December 31, 1998 and 1997, and the related statements of income and cash flows for the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alma Products as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                        Arthur Andersen LLP



Detroit, Michigan,
 February 8, 1999.

                                 ALMA PRODUCTS

                            STATEMENTS OF NET ASSETS




                                                                            DECEMBER 31,
                                                                 -----------------------------------
                                                                       1998               1997
                                                                 ----------------   ----------------
                                      ASSETS
CURRENT ASSETS:
 Receivables--
   Trade receivables, less allowances for doubtful accounts of
    $10,000 and $5,800, respectively..........................    $   9,056,300      $   9,719,400
   Other receivables .........................................          508,800            116,700
 Inventories (Note 1) ........................................       12,789,500         11,111,200
 Prepaids and other ..........................................        1,053,200            957,500
                                                                  -------------      -------------
    Total current assets .....................................       23,407,800         21,904,800
                                                                  -------------      -------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
 Land and improvements .......................................          731,400            662,500
 Buildings and improvements ..................................        7,238,500          7,218,600
 Machinery and equipment .....................................       17,412,700         16,625,700
 Construction in progress ....................................           43,700             23,200
                                                                  -------------      -------------
                                                                     25,426,300         24,530,000
   Less--Accumulated depreciation ............................      (17,501,200)       (16,459,300)
                                                                  -------------      -------------
    Total property, plant and equipment ......................        7,925,100          8,070,700
                                                                  -------------      -------------
                                                                  $  31,332,900      $  29,975,500
                                                                  =============      =============
                                LIABILITIES AND NET ASSETS
CURRENT LIABILITIES:
 Accounts payable ............................................    $   6,586,000      $   4,124,200
 Accrued liabilities (Note 4) ................................        2,449,200          2,305,100
                                                                  -------------      -------------
    Total current liabilities ................................        9,035,200          6,429,300
                                                                  -------------      -------------
LONG TERM LIABILITIES:
 Accrued post-retirement benefits and other ..................        2,705,500          2,286,400
                                                                  -------------      -------------
CONTINGENCIES (Note 7)
NET ASSETS ...................................................       19,592,200         21,259,800
                                                                  -------------      -------------
                                                                  $  31,332,900      $  29,975,500
                                                                  =============      =============

The accompanying notes to financial statements are an integral part of this statement.

                                 ALMA PRODUCTS

                              STATEMENTS OF INCOME






                                                                   YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------------
                                                            1998             1997             1996
                                                       --------------   --------------   --------------
NET SALES ..........................................    $73,607,900      $61,899,300      $64,696,000
COST OF SALES ......................................     57,061,100       48,466,700       51,770,200
                                                        -----------      -----------      -----------
   Gross margin ....................................     16,546,800       13,432,600       12,925,800
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES ..........................................      4,531,900        3,329,800        3,461,500
                                                        -----------      -----------      -----------
   Operating profit ................................     12,014,900       10,102,800        9,464,300
OTHER INCOME, NET ..................................         43,100           16,600           66,800
                                                        -----------      -----------      -----------
   Income before provision for state taxes .........     12,058,000       10,119,400        9,531,100
PROVISION FOR STATE TAXES ..........................        179,500          181,200          311,600
                                                        -----------      -----------      -----------
NET INCOME .........................................    $11,878,500      $ 9,938,200      $ 9,219,500
                                                        ===========      ===========      ===========

The accompanying notes to financial statements are an integral part of this statement.

                                 ALMA PRODUCTS

                            STATEMENTS OF CASH FLOWS






                                                                          YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------
                                                                    1998             1997            1996
                                                              ---------------- --------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income .................................................  $  11,878,500    $   9,938,200   $  9,219,500
 Adjustments to reconcile net income to net cash provided
   by operating activities--
   Depreciation .............................................      1,217,400        1,200,000      1,164,900
   Gain (loss) on sale of property ..........................         45,600           58,000         (2,200)
   Decrease (increase) in--
    Receivables .............................................        271,000        3,599,200     (2,934,600)
    Inventories .............................................     (1,678,300)       2,336,400      2,368,800
    Prepaids and other ......................................        (69,500)        (150,300)      (451,500)
   Increase (decrease) in--
    Accounts payable ........................................      2,461,800         (712,200)    (2,942,800)
    Accrued liabilities .....................................        144,100       (1,117,400)       658,600
    Accrued taxes ...........................................        (26,200)              --             --
    Accrued post-retirement benefits and other ..............        419,100          138,500        175,000
                                                               -------------    -------------   ------------
      Net cash provided by operating activities .............     14,663,500       15,290,400      7,255,700
                                                               -------------    -------------   ------------
CASH FLOWS FOR INVESTING ACTIVITIES:
 Capital expenditures .......................................     (1,131,100)      (1,094,500)    (1,223,100)
 Proceeds from sale of property .............................         13,700           97,900          2,200
                                                               -------------    -------------   ------------
    Net cash used in investing activities ...................     (1,117,400)        (996,600)    (1,220,900)
                                                               -------------    -------------   ------------
CASH USED FOR FINANCING ACTIVITIES--
 Net transfers to parent ....................................    (13,546,100)     (14,293,800)    (6,034,800)
                                                               -------------    -------------   ------------
NET CHANGE IN CASH AND CASH EQUIVALENTS .....................             --               --             --
CASH AND CASH EQUIVALENTS AT BEGINNING OF
 YEAR .......................................................             --               --             --
                                                               -------------    -------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $          --    $          --   $         --
                                                               =============    =============   ============

The accompanying notes to financial statements are an integral part of this statement.

                                 ALMA PRODUCTS

                         NOTES TO FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES


 Basis of Presentation

     Alma Products (the Company), located in Alma, Michigan, is an operating division of Alma Piston Company (the Parent). The accompanying financial statements have been derived from the historical statements of the Parent.

     The Company has received certain administrative and operational support from the Parent. Management has allocated its estimate of the costs of these services to the Company.

     The Company primarily manufactures original equipment automotive parts and service replacement automotive products. The Company manufactures three primary product lines: (i) high quality remanufactured torque converters used to supply warranty replacements for automatic transmissions, (ii) remanufactured and new air conditioning compressors for original equipment manufacturers, and (iii) new and remanufactured clutch and disc assemblies used in standard transmissions. The Company sells primarily to domestic automobile manufacturers.


 Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


 Inventories

     Inventories are valued at the lower of cost or market. Cost includes material, labor and manufacturing overhead. Approximately 76%, 71%, and 67%, of inventories as of December 31, 1998, 1997, and 1996, respectively, are valued using the last-in, first-out (LIFO) method of inventory valuation. This method assigns the costs of the latest inventory purchases to cost of sales.

     The components of inventories are as follows:



                                                                   1998             1997
                                                              --------------   --------------
   Materials ..............................................    $ 11,415,700     $ 10,323,100
   Finished goods .........................................       3,859,200        3,155,100
                                                               ------------     ------------
      Total inventories at FIFO ...........................      15,274,900       13,478,200
   Less -- Reserve to reduce FIFO inventories to LIFO value      (2,485,400)      (2,367,000)
                                                               ------------     ------------
      Total inventories at LIFO ...........................    $ 12,789,500     $ 11,111,200
                                                               ============     ============

 Property, Plant and Equipment

     The Company provides for depreciation of property, plant and equipment based upon the acquisition cost and the estimated service lives of depreciable assets. For financial reporting purposes, depreciation is computed using the straight-line method. Estimated useful lives are as follows:




                                            YEARS
                                           ------
   Land and improvements ...............   15-40
   Buildings and improvements ..........   15-40
   Machinery and equipment .............    5-12

                                 ALMA PRODUCTS

(2) EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS


 Employee Benefit Plans


     The Company has two defined benefit pension plans which cover substantially all employees. The Company's policy is generally to fund the maximum tax deductible amounts allowable under the Employee Retirement Income Security Act of 1974.


     The following table sets forth the funded status of the pension plans as of December 31,:




             CHANGE IN BENEFIT OBLIGATION                    1998             1997
             ----------------------------                    ----             ----
   Benefit obligation at beginning of year ..........    $ 12,769,500     $10,521,100
                                                         ============     ===========
     Service cost ...................................         508,000         465,300
     Interest cost ..................................         853,300         800,000
     Actuarial (gain)/loss ..........................         (65,400)      1,482,900
     Benefits paid ..................................      (1,018,500)       (499,800)
                                                         ------------     -----------
   Benefit obligations at end of year ...............      13,046,900      12,769,500
                                                         ============     ===========


                   CHANGE IN PLAN ASSETS
                   ---------------------
   Fair value of plan assets at beginning of year .........      13,065,400        11,461,700
                                                                 ==========        ==========
     Actual return on assets ..............................       1,509,300         1,673,200
     Contributions received ...............................              --           430,800
     Benefits paid ........................................      (1,018,500)         (500,300)
                                                                 ----------        ----------
   Fair value of plan assets at end of year ...............      13,556,200        13,065,400
                                                                 ----------        ----------
     Funded Status ........................................         509,400           295,900
     Unrecognized net actuarial loss ......................          85,300           656,200
     Unrecognized prior service cost ......................         276,800           299,000
     Unrecognized net transition asset ....................      (1,032,100)       (1,135,300)
                                                                 ----------        ----------
     Prepaid (accrued) benefit cost .......................    $   (160,600)     $    115,800
                                                               ============      ============

     Net periodic pension expense included the following components for the year ended December 31:



                                                                     1998             1997
                                                               ---------------   -------------
   Components of net periodic benefit cost--
     Service cost ..........................................    $    508,000      $  465,300
     Interest cost .........................................         853,300         800,000
     Expected return on plan assets ........................      (1,003,800)       (846,800)
     Amortization of unrecognized transition asset .........        (102,900)       (103,200)
     Amortization of prior service cost ....................          22,200          22,200
                                                                ------------      ----------
     Net periodic benefit cost .............................    $    276,800      $  337,500
                                                                ============      ==========

                                 ALMA PRODUCTS

(2) EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

     Net periodic pension expense included the following components for the year ended December 31, 1996:


   Service cost (benefits earned during the year) .........    $  385,300
   Interest cost on projected benefit obligation ..........       700,700
   Return on plan assets ..................................      (826,500)
   Net amortization and deferral ..........................       (88,900)
                                                               ----------
      Net periodic pension expense ........................    $  170,600
                                                               ==========

     The following assumptions were used in determining the actuarial present value of the projected benefit obligations as of December 31,:




                                                                    1998        1997        1996
                                                                 ---------   ---------   ---------
   Discount rate .............................................       7.0%        7.5%        7.5%
   Rate of increase in future compensation levels ............       4.5%        4.5%        4.5%
   Expected long-term rate of return on plan assets ..........       8.0%        7.5%        7.5%

     The Company also has a profit sharing plan. The profit sharing plan for salaried employees receives annual contributions equal to at least two percent of the Company's profits (as defined in the plan document).

     The Company's contributions under the plan were approximately $373,900, $369,600, and $399,900 for the years ended December 31, 1998, 1997, and 1996, respectively.

 Post-Retirement Benefits

     The Company provides health care and life insurance benefits for certain retired employees and their dependents. Employees become eligible to participate after completing retirement at age 62 and 20 years of service with benefits ceasing upon attainment of age 65.

     The following table sets forth the accumulated post-retirement benefit obligation as of December 31:




                                                              1998            1997
                                                         -------------   -------------
   Change in benefit obligation--
     Benefit obligation at beginning of year .........    $2,117,500      $1,839,400
     Service cost ....................................       103,600          94,000
     Interest cost ...................................       144,000         142,200
     Actuarial (gain) loss ...........................      (114,800)        147,200
     Benefits paid ...................................       (99,200)       (105,300)
                                                          ----------      ----------
   Benefit obligation at end of year .................    $2,151,100      $2,117,500
                                                          ==========      ==========

     Net periodic benefit cost included the following components for the year ended December 31:




                                                   1998         1997          1996
                                               -----------   ----------   -----------
   Components of net periodic benefit cost--
     Service cost ..........................    $103,600      $ 94,000     $123,000
     Interest cost .........................     144,000       142,200      140,000
                                                --------      --------     --------
     Net periodic benefit cost .............    $247,600      $236,200     $263,000
                                                ========      ========     ========

                                 ALMA PRODUCTS

(2) EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

     The following table reconciles the status of the accumulated post-retirement benefits obligation as reflected on the statement of net assets as of December 31:




                                                   1998            1997
                                              -------------   -------------
   Active employees .......................    $1,939,800      $1,899,800
   Retirees and eligible spouses ..........       211,200         217,700
                                               ----------      ----------
   Unfunded status ........................    $2,151,000      $2,117,500
                                               ==========      ==========

     The following measurement assumptions were used for measurement purposes:




                                                   1998        1997        1996
                                                ---------   ---------   ---------
   Discount rate ............................       7.0%        7.0%        7.5%
   Health care cost rate ....................       7.1%        7.4%        8.0%
   Prescription coverage cost rate ..........       8.5%        9.0%       10.0%

     The rates were assumed to gradually decrease to 5% by the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported.


     To illustrate, increasing the assumed health care cost trend rate by one percentage point would increase the accumulated post retirement benefits obligation as of December 31, 1998 and 1997 by $280,000 and $284,000, respectively, and the aggregate of the service and interest cost components of net post retirement benefits cost for each of the three years then ended December 31, 1998 by $36,000, $34,800, and $43,800, respectively.


(3) INCOME TAXES


     The shareholders of the Parent have elected, under the provisions of Subchapter S of the Internal Revenue Code, to have the income of the Company included in the taxable income of the shareholders. As a result, the Company and Parent are not liable for Federal or certain state income taxes unless the S Corporation election is subsequently revoked. Accordingly, no provision for Federal income taxes is included in the accompanying financial statements.


     The accompanying statement of income reflects a provision for Michigan Single Business tax and Michigan Intangible tax.


(4) ACCRUED LIABILITIES


     Accrued liabilities consists of the following as of December 31:




                                                                1998            1997
                                                           -------------   -------------
   Payroll, payroll taxes and fringe benefits ..........    $1,377,000      $  894,000
   Warranties ..........................................       192,400         259,800
   Workers' compensation ...............................       271,400         363,700
   Environmental .......................................       410,000         425,000
   Other accrued liabilities ...........................       198,400         362,600
                                                            ----------      ----------
                                                            $2,449,200      $2,305,100
                                                            ==========      ==========

                                 ALMA PRODUCTS

(5) TRANSACTIONS WITH RELATED PARTIES


     The Company had sales of approximately $337,100, $1,302,200 and $3,639,000 during 1998, 1997 and 1996 to GPD, Inc., an affiliated company. The Company also had a net payable with GPD, Inc. of approximately $54,600 as of December 31, 1998 and net receivables of $15,700 in 1997.


(6) SIGNIFICANT CUSTOMERS


     The Company had two customers, which individually accounted for 10% or more of net sales, with net sales of approximately $20,596,900 and $12,579,900, respectively, in 1998, and $23,917,600 and $7,772,900, respectively, in 1997. The Company also had receivables from these two customers amounting to $2,361,100 and $2,387,929, respectively, at December 31, 1998 and $4,060,300 and $2,112,100, respectively, at December 31, 1997. In 1996, the Company had one customer, which individually accounted for 10% or more of net sales, with net sales of approximately, $36,650,000.


(7) CONTINGENCIES


 Environmental Matters


     The Company has received notices from the Michigan Department of Natural Resources and the U.S. Environmental Protection Agency in connection with environmental contamination at sites located in Michigan. As of December 31, 1998 and 1997 the Company has accrued approximately $410,000 and $425,000, respectively, for costs yet to be incurred in connection with the cleanup of the sites. While the Company believes it has made adequate provision for these costs, changes in future cost estimates may nevertheless occur. In the opinion of management, based upon its experience with these sites to date, the outcome of these matters will not have a material adverse effect on the Company's financial statements.


(8) OFFICER EMPLOYMENT CONTRACT AND RETIREMENT BENEFITS


     The Company entered into an employment agreement with one of its officers on December 20, 1997. The agreement provides for employment through December 31, 1998 as well as for pension and health care benefits continuing after the end of the employment term. These benefits are earned and vested over the duration of the employment contract. The present value of these benefits as of December 31, 1998 is estimated at $616,000 and is included in accrued post-retirement benefits and other in the accompanying balance sheet.


(9) SALE OF ALMA PRODUCT' S DIVISION


     On March 22, 1999, Alma Piston Company sold the net operating assets of the Alma Product's Division to Jordan Industries, Inc. for $84 million in cash and the assumption of approximately $2 million in long term liabilities, subject to certain future possible adjustments provided for in the related contract.

================================================================================

                         [Jordan Industries, Inc. Logo]


                             Jordan Industries, Inc.



                                  $155,000,000


             OFFER TO EXCHANGE SERIES D 10 3/8% SENIOR NOTES DUE 2007
            FOR ALL OUTSTANDING SERIES C 10 3/8% SENIOR NOTES DUE 2007










                            -------------------------
                                   PROSPECTUS
                            -------------------------
                                       , 1999


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (i) The Illinois Business Corporation Act (Section 8.75) empowers Illinois corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, so long as such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. For actions or suits by or in the right of the registrant, no indemnification is permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the registrant, unless, and only to the extent that, the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Any indemnification (unless ordered by a court) will be made by the registrant only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who are not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

     Section 8.75 also authorizes the registrant to buy directors' and officers' liability insurance and gives a director, officer, employee or agent of the registrant, or a person who is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any capacity, or arising out of the person's status as such, whether or not the registrant has the power to indemnify the person against such liability.

     (ii) The Articles of Incorporation of the registrant require, and the By-Laws of the registrant provide for, indemnification of directors, officers, employees and agents to the full extent permitted by law.

     (iii) The Purchase Agreements and the Registration Rights Agreements (the forms of which are included as Exhibits 1.1 and 4.10-4.12 to this registration statement) provide for the indemnification under certain circumstances of the registrant, its directors and certain of its officers by the Initial Purchasers.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

     A list of the exhibits included as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

     (b) Financial Statement Schedules:

     A list of schedules included as part of this registration statement is set forth below. All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange

Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

   Schedule II  Jordan Industries, Inc., Valuation and Qualifying Accounts

ITEM 22. UNDERTAKINGS

     (iv) The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (f) The registrant has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer and to the best of the registrant's information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, the registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 30, 1999.



                                        JORDAN INDUSTRIES, INC.


                                        By /s/ John W. Jordan
                                           ------------------------------------
                                           John W. Jordan, II
                                           Chairman, Chief Executive Officer
                                           and Director


                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Jordan, II, Gordon L. Nelson and Thomas
C. Spielberger his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or nominee, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 30, 1999.

           SIGNATURE                                      TITLE
           ---------                                      -----
      /s/ John W. Jordan          Chairman, Chief Executive Officer and Director
-----------------------------
       John W. Jordan II

     /s/ Thomas H. Quinn          President, Chief Operating Officer and Director
-----------------------------
        Thomas H. Quinn

   /s/ Jonathan F. Boucher        Vice President and Director
-----------------------------
      Jonathan F. Boucher

     /s/ G. Robert Fisher         General Counsel, Secretary and Director
-----------------------------
     G. Robert Fisher

                                  Director
-----------------------------
      David W. Zalaznick

   /s/ Joseph S. Steinberg        Director
-----------------------------
      Joseph S. Steinberg

  /s/ Thomas C. Spielberger       Vice President, Controller and Principal Accounting
-----------------------------     Officer
    Thomas C. Spielberger

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Jordan Industries, Inc.

We have audited the consolidated financial statements of Jordan Industries, Inc. as of December 31, 1998 amd 1997, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated March 31, 1999 included elsewhere in this Prospectus and Registration Statement. Our audits also included the financial statement schedule included in this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                       /s/ Ernst & Young LLP

Chicago, Illinois
March 31, 1999

                                                                    SCHEDULE II


                            JORDAN INDUSTRIES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                            (DOLLARS IN THOUSANDS)




                                                                            UNCOLLECTIBLE
                                                              ADDITIONS       BALANCES
                                              BALANCE AT     CHARGED TO      WRITTEN OFF                   BALANCE AT
                                               BEGINNING      COSTS AND        NET OF                        END OF
                                               OF PERIOD      EXPENSES       RECOVERIES        OTHER         PERIOD
                                             ------------   ------------   --------------   -----------   -----------
December 31, 1996:
 Allowance for doubtful accounts .........       1,306          1,343            (731)            765         2,683
 Valuation allowance for deferred
   tax assets ............................      21,466         18,548              --              --        40,014
December 31, 1997:
 Allowance for doubtful accounts .........       2,683          2,091          (1,170)             41         3,645
 Valuation allowance for deferred
   tax assets ............................      40,014         13,212              --          (1,450)       51,776
December 31, 1998:
 Allowance for doubtful accounts .........       3,645          3,166          (2,341)             23         4,493
 Valuation allowance for deferred
   tax assets ............................      51,776         13,564              --              --        65,340

                                 EXHIBIT INDEX





 EXHIBIT                                        DESCRIPTION                                        PAGE NO.
 -------                                        -----------                                        --------
1.1       Purchase Agreement, dated March 22, 1999, by and among Jordan Industries, Inc.
          Donaldson, Lufkin & Jenrette Securities Corporation, Jefferies & Company, Inc.
          and BancBoston Robertson Stephens Inc.*
1.2       Purchase Agreement, dated July 21, 1997, by and among Jordon Industries, Inc.,
          Jefferies & Company, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation
          (Incorporated by reference to our Registration Statement on Form S-4 (No.
          333-34529) (the "Form S-4")).
1.3       Purchase and Sale Agreement, dated as of April 2, 1997, by and between Jordan
          Industries, Inc. and the holders of 113/4% Senior Subordinated Discount Debentures due 2005 parties thereto (Incorporated by reference to the Form S-4).
1.4       Purchase and Sale Agreement, dated as of April 2, 1997, by and between Jordan
          Industries, Inc. and the holders of 113/4% Senior Subordinated Discount Debentures due 2005 parties thereto (Incorporated by reference to the Form S-4).
1.5       Exchange Agreement, dated as of April 2, 1997, by and between Jordan Industries,
          Inc. and the holders of 113/4% Senior Subordinated Discount Debentures due 2005
          parties thereto (Incorporated by reference to the Form S-4).
3.1       Articles of Incorporation of Jordan Industries, Inc. (Incorporated by reference to our Registration Statement on Form S-1 (No. 333-24317)).
3.2       Bylaws of Jordan Industries, Inc. (Incorporated by reference to our Registration
          Statement on Form S-1 (No. 33-24317) (the "Form S-1")).
4.1       Series C and Series D 10 3/8% Senior Notes Indenture, dated March 22, 1999, between Jordan Industries, Inc. and U.S. Bank Trust National Association.*
4.2       Series A and Series B 10 3/8% Senior Notes Indenture, dated July 25, 1997, between
          Jordan Industries, Inc. and First Trust National Association, as Trustee (Incorporated
          by reference to the Form S-4).
4.3       Series A and Series B 113/4% Senior Subordinated Discount Debentures Indenture,
          dated April 2, 1997, between Jordan Industries, Inc. and First Trust National
          Association, as Trustee (Incorporated by reference to the Form S-4).
4.4       First Supplemental Indenture, dated as of July 25, 1997, between Jordan Industries,
          Inc. and First Trust National Association, as Trustee, to the 113/4% Senior
          Subordinated Discount Debentures Indenture, dated as of April 2, 1997
          (Incorporated by reference to the Form S-4).
4.5       Form of Global Series D Senior Note.*
4.6       Global Series C Senior Note.*
4.7       Global Series A Senior Note (Incorporated by reference to the Form S-4).
4.8       Global Series B Senior Note (Incorporated by reference to the Form S-4).
4.9       Global Series B Senior Subordinated Discount Debenture (Incorporated by
          reference to the Form S-4).
4.10      Series C Senior Notes Registration Rights Agreement, dated March 22, 1999, by and among Jordan Industries, Inc., Donaldson, Lufkin & Jenrette Securities
          Corporation, Jefferies & Company, Inc. and BancBoston Robertson Stephens Inc.*
4.11      $120,000,000 10 3/8% Series A Senior Notes due 2007 Registration Rights Agreement,
          dated July 25, 1997, by and among Jordan Industries, Inc., Jefferies & Company,
          Inc., and Donaldson, Lufkin & Jenrette Securities Corporation (Incorporated by
          reference to the Form S-4).
4.12      113/4% Series A Senior Subordinated Discount Debentures due 2009 Registration
          Rights Agreement, dated April 2, 1997, between Jordan Industries, Inc. and the purchasers a party thereto (Incorporated by reference to the Form S-4).

 EXHIBIT                                        DESCRIPTION                                       PAGE NO.
 -------                                        -----------                                       --------
 4.13     113/4% Series A Senior Subordinated Discount Debentures due 2009 Registration
          Rights Agreement, dated April 2, 1997, between Jordan Industries, Inc. and the purchasers a party thereto (identical to the agreement filed as Exhibit 4.12).
 4.14     10 3/8% Senior Notes Indenture, dated as of July 15, 1993, between Jordan
          Industries, Inc. and First Trust National Association, as Trustee (Incorporated by
          reference to the Form S-4).
 4.15     First Supplemental Indenture, dated as of July 25, 1997, between Jordan Industries,
          Inc. and First Trust National Association, as Trustee, to 10 3/8% Senior Notes
          Indenture, dated as of July 15, 1993 (Incorporated by reference to the Form S-4).
 5        Opinion of Mayer, Brown & Platt.*
10.1      Intercompany Notes, dated June 1, 1988, by and among Jordan Industries, Inc. and its subsidiaries (Incorporated by reference to the Form S-1). The Company has entered into InterCompany Notes and Intercompany Tax Sharing Agreements with
          Riverside, AIM, Cambridge, Beemak, Hudson, Scott and Motors and Gears, which are identical in all material respects to the notes and agreements incorporated by reference in this Registration Statement. Copies of such additional notes and agreements have therefore not been included at exhibits in this filing in accordance with Instruction 2 to Item 601 of Regulation S-K.
10.2      Tax Sharing Agreement, dated as of June 1, 1988, by and among Jordan Industries,
          Inc. and its subsidiaries (Incorporated by reference to the Form S-1). The Company has entered into InterCompany Notes and Intercompany Tax Sharing Agreements
          with Riverside, AIM, Cambridge, Beemak, Hudson, Scott and Motors and Gears,
          which are identical in all material respects to the notes and agreements incorporated by reference in this Registration Statement. Copies of such additional notes and agreements have therefore not been included at exhibits in this filing in accordance with Instruction 2 to Item 601 of Regulation S-K.
10.3      Stockholders Agreement, dated as of June 1, 1988, by and among Jordan Industries,
          Inc.'s holders of Common Stock (Incorporated by reference to the Form S-1).
10.4      Employment Agreement, dated as of February 25, 1988, between Jordan Industries,
          Inc. and Thomas H. Quinn (Incorporated by reference to the Form S-1).
10.5      Restricted Stock Agreement, dated as of February 25, 1988, between Jordan
          Industries, Inc. and Jonathan F. Boucher (Incorporated by reference to the Form
          S-1).
10.6      Restricted Stock Agreement, dated as of February 25, 1988, between Jordan
          Industries, Inc. and John R. Lowden (Incorporated by reference to the Form S-1).
10.7      Restricted Stock Agreement, dated as of February 25, 1988, between Jordan
          Industries Inc. and Thomas H. Quinn (Incorporated by reference to the Form S-1).
10.8      Stock Purchase Agreement, dated as of June 1, 1988, between Leucadia Investors,
          Inc. and John W. Jordan, II (Incorporated by reference to the Form S-1).
10.9      Zero Coupon Note, dated June 1, 1988, issued by John W. Jordan, II to Leucadia
          Investors, Inc. (Incorporated by reference to the Form S-1).
10.10     Amended and Restated Revolving Credit Agreement, dated as of July 25, 1997, by and among JII, Inc., the lenders listed thereto and BankBoston, N.A., as agent
          (Incorporated by reference to the Form S-4).
10.11     Security Agreement, dated as of July 25, 1997, between JII, Inc. and BankBoston,
          N.A., as agent (Incorporated by reference to the Form S-4).
10.12     Revolving Credit Agreement, between Specialty Printing and Labeling and The
          First National Bank of Boston (Incorporated by reference to the Form S-4).
10.13     Amended and Restated Revolving Credit Agreement between Specialty Printing and Labeling and The First National Bank of Boston (Incorporated by reference to the Form S-4).

 EXHIBIT                                       DESCRIPTION                                      PAGE NO.
 -------                                       -----------                                      --------
10.14     Revolving Credit Agreement, dated as of July 25, 1997, between JTP Industries,
          Inc., the lenders listed thereto and BankBoston, N.A., as agent (Incorporated by reference to Jordan Telecommunication Products, Inc.'s Registration Statement on
          Form S-4 (No. 333-34585)).
10.15     Revolving Credit Agreement between Motors & Gears, Inc. and Bankers Trust
          Company (Incorporated by reference to the Form S-4).
10.16     Properties Services Agreement, dated as of July 25, 1997, between Jordan
          Industries, Inc. and its subsidiaries (Incorporated by reference to the Form S-4).
10.17     Transition Agreements, each dated as of July 25, 1997, between Jordan Industries,
          Inc. and Jordan Telecommunication Products, Inc. and Motors & Gears, Inc.,
          respectively (Incorporated by reference to the Form S-4).
10.18     New Subsidiary Advisory Agreements, each dated as of July 25, 1997, between
          Jordan Industries, Inc. and its subsidiaries (Incorporated by reference to the Form
          S-4).
10.19     New Subsidiary Consulting Agreements, each dated as of July 25, 1997, between
          Jordan Industries, Inc. and its subsidiaries (Incorporated by reference to the Form
          S-4).
10.20     New TJC Management Consulting Agreement, dated as of July 25, 1997, between
          TJC Management Corp. and Jordan Industries, Inc. (Incorporated by reference to
          Jordan Telecommunication Products, Inc.'s Registration Statement on Form S-4
          (No. 333-34585).
10.21     Termination Agreement, dated as of July 25, 1997, between Jordan Industries, Inc.
          and its subsidiaries (Incorporated by reference to the Form S-4).
10.22     Form of Indemnification Agreement between Jordan Industries, Inc. and its subsidiaries and their directors (Incorporated by reference to the Form S-4).
12        Statement re: Computation of Ratios.*
22        Subsidiaries of Jordan Industries, Inc. (Incorporated by reference to our 1998
          10-K).
23.1      Consent of Mayer, Brown & Platt (included in the opinion filed as Exhibit 5)
23.2      Consent of Ernst & Young LLP.*
23.3      Consent of Mellen, Smith & Pivoz, P.C.*
23.4      Consent of Coopers & Lybrand S.p.A.*
23.5      Consent of Arthur Andersen LLP.*
23.6      Consent of Arthur Andersen LLP*
23.7      Consent of Moss Adams LLP.*
24        Power of Attorney (included on the signature page in Part II of the Registration
          Statement).
25        Statement of Eligibility of Trustee.*
28        Phantom Share Plan (Incorporated by refernece to our 1989 Form 10-K).
99        Form of Letter of Transmittal.*

----------
*  Filed herewith